


CBOE C2

EXECUTE SUCCESS℠

Jaime Galvan
Senior Attorney
Legal Division
Phone: 312-786-7058
Fax: 312-786-7919
galvanj@cboe.com

June 25, 2013

Via Federal Express Overnight

Chris Grobbel
U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F. Street N.E.
Washington DC 20549

Re: Form 1 – Annual Amendment to Application for Registration as a National Securities Exchange

Dear Mr. Grobbel:

Pursuant to Securities Exchange Act Rule 6a-2, enclosed is the original and two copies of the Annual Amendment to Application for Registration as a National Securities Exchange, Form 1, of C2 Options Exchange, Incorporated.

Sincerely,



Jaime Galvan

cc: Joanne Moffic-Silver

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: C2 Options Exchange, Incorporated
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   400 South LaSalle Street, Chicago, Illinois 60605
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   312.786.5600 (Telephone) 312.786.7407 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jaime Galvan (Name) Senior Attorney (Title) 312.786.7058 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Joanne Moffic-Silver, E.V.P., General Counsel & Corporate Secretary
   400 South LaSalle Street
   Chicago, Illinois 60605
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 07/21/2009 (b) State/Country of formation: Delaware/United States
   (c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/21/13 (MM/DD/YY) C2 Options Exchange, Incorporated (Name of applicant)

By: (Signature) Edward Provost, President (Printed Name and Title)

Subscribed and sworn before me this 24th day of June (Month), 2013 (Year) by Nancy L Kulikowski (Notary Public)

My Commission expires 03/19/17 County of Cook State of Illinois

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

OFFICIAL SEAL
NANCY L KULIKOWSKI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/19/17

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBIT A

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

The Certificate of Incorporation, Bylaws, and Rules of C2 Options Exchange, Incorporated are available continuously on the C2 website at www.c2exchange.com/legal. C2 certifies that the information available at such location is accurate as of its date.

EXHIBIT B

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the exchange in respect of any of the provisions of the constitution, by-laws, rules or trading practices of the exchange which are not included in Exhibit A.

All notices or memoranda explaining Exchange rules or interpretations and policies; trading conduct, procedures or activities; filing requirements; Exchange fees or fines; or any other matter relating to the privileges or obligations of Trading Permit Holders are designated Regulatory Circulars. Regulatory Circulars are available on the C2 website at www.c2exchange.com/legal. C2 certifies that the information available at such location is accurate as of its date.

C2 certifies that all C2 Regulatory Circulars are maintained by C2 and are available to the Commission and the public upon request.

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of any electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of the organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of the nature and extent of affiliation.**
5. **Brief description of its business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Table of Subsidiaries and Affiliates of C2 Options Exchange, Incorporated ("C2")

1. CBOE Holdings, Inc.
2. Chicago Board Options Exchange, Incorporated
3. CBOE Futures Exchange, LLC
4. CBOE Stock Exchange, LLC
5. Chicago Options Exchange Building Corporation
6. CBOE, LLC
7. DerivaTech Corporation
8. Market Data Express, LLC
9. National Stock Exchange, Inc.
10. OneChicago, LLC
11. Options Price Reporting Authority, LLC
12. Signal Trading Systems, LLC
13. The Options Clearing Corporation
14. The Options Exchange, Incorporated

CBOE Execution Services, LLC, a previously wholly-owned subsidiary of CBOE Holdings, Inc., was dissolved on December 19, 2012.

C2 certifies that the information required in this Exhibit C is kept up to date and is available to the Commission and the public upon request, except that:

(i) Pursuant to Securities Exchange Act Rule 6a-2, Chicago Board Options Exchange, Incorporated and National Stock Exchange, Inc. are required to submit this information directly to the Commission.

(ii) Pursuant to Securities Exchange Act Rule 17Ab2-1, The Options Clearing Corporation is required to submit this information directly to the Commission.

(ii) Pursuant to Securities Exchange Act Rule 6a-4, OneChicago, LLC is required to submit this information directly to the Commission.

Form 1, 2013 Amendment
C2 Options Exchange, Incorporated
June 25, 2013

EXHIBIT D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to such other Commission rule, may be included in lieu of the financial statements required here.

Table of Documents Attached Hereto

1. Chicago Board Options Exchange, Incorporated / CBOE, LLC/ C2 Options Exchange, Incorporated/ CBOE Holdings, Inc./ CBOE Futures Exchange, LLC/ Market Data Express, LLC/ Chicago Options Exchange Building Corporation/ unconsolidated financial statements for fiscal year ended December 31, 2012.

2. CBOE Stock Exchange, LLC financial statements for the year ended December 31, 2012.

3. Signal Trading Systems, LLC financial statements for the year ended December 31, 2012.

4. Options Price Reporting Authority, LLC financial statements for the year ended December 31, 2012.

5. DerivaTech Corporation financial statements for the year ended December 31, 2012.

CBOE Execution Services, LLC, a previously wholly-owned subsidiary of CBOE Holdings, Inc., was dissolved on December 19, 2012.

Pursuant to Securities Exchange Act Rule 6a-2, National Stock Exchange, Inc. is required to submit annual financial statements directly to the Commission.

Pursuant to Securities Exchange Act Rule 6a-4, OneChicago, LLC is required to submit annual financial statements directly to the Commission.

Pursuant to Securities Exchange Act Rule 17Ab2-1, The Options Clearing Corporation is required to submit annual financial statements directly to the Commission.

The Options Exchange, Incorporated is inactive and no part of the capital has been paid. A financial statement is not available.

UNCONSOLIDATED FINANCIAL STATEMENTS FOR SEC REPORT

CBOE AND RELATED ENTITIES INCOME STATEMENTS

Year Ended December 31, 2012 ($$ in thousands)	CBOE	CBOE, LLC	C2 OPTIONS EXCHANGE, INC.	CBOE HOLDINGS, INC.	CBOE FUTURES EXCHANGE, LLC	MARKET DATA EXPRESS	COEBC	COMBINED	CONSOLIDATED ENTRIES	CONSOLIDATED
Operating Revenues:										
Transaction fees	$ 317,489		$ 3,197		$ 37,500			$ 358,186	$ (1,040)	$ 357,146
Access fees	61,197		2,873					64,070		64,070
Exchange services and other fees	28,795		2,566		8			31,368		31,368
Market data fees	(0)		1,201	77	914	22,169		24,360		24,360
Regulatory fees	19,296		1,699					20,995		20,995
Other	14,090		56		254		17,729	32,128	(17,729)	14,399
Total Operating Revenues	440,865	0	11,592	77	38,676	22,169	17,729	531,107	(18,769)	512,338
Operating Expenses:										
Employee costs	83,243		4,782	12,678	833	386	2,273	104,196		104,196
Depreciation and amortization	24,235		5,917				1,333	31,485		31,485
Data processing	14,158		4,980		378	87		19,603		19,603
Outside services	27,883		1,741	1,537	1,279	210	3,650	36,300		36,300
Royalty fees	43,713		177		115	2,131		46,135		46,135
Trading volume incentives	7,431		(116)					7,315	(1,040)	6,275
Travel and promotional expenses	8,864		481	75	555	26	6	10,006		10,006
Facilities costs	18,604		0				4,191	22,795	(17,729)	5,066
Other expense	8,468		391	124	167	8	16	9,175		9,175
Total Operating Expenses	236,599	0	18,353	14,413	3,326	2,848	11,470	287,010	(18,769)	268,241
Operating Income/(Loss)	204,266	0	(6,761)	(14,337)	35,350	19,320	6,259	244,097	0	244,097
Other Income/(Expense)										
Investment Income	146		3					149		149
Net loss from investment in affiliates	(1,695)							(1,695)		(1,695)
Interest and other borrowing costs	0							0		
Total Other Income/(Expense)	(1,549)	0	3	0	0	0	0	(1,546)	0	(1,546)
Tax Provision	84,950			206				85,156		85,156
Total Tax Provision	84,950	0	0	206	0	0	0	85,156	0	85,156
Net Income/(Loss)	117,767	0	(6,758)	(14,543)	35,350	19,320	6,259	157,395	0	157,395
Retained Earnings/(Deficit) at 12-31-11	120,226	(15,685)	(34,671)	7,624	0	0	154,627	232,120	0	232,120
Dividends Declared/Paid	(114,025)							(114,025)		(114,025)
Consolidating Entry of Net Income/(Loss)	54,670				(35,350)	(19,320)		0		0
Retained Earnings/(Deficit) at 12-31-12	$ 178,638	$ (15,685)	$ (41,430)	$ (6,919)	$ -	$ -	$ 160,886	$ 275,490	$ -	$ 275,490

UNCONSOLIDATED FINANCIAL STATEMENTS FOR SEC REPORT

CBOE AND RELATED ENTITIES BALANCE SHEETS AS OF DECEMBER 31, 2012

($$ IN THOUSANDS)	CBOE	CBOE, LLC	C2 OPTIONS EXCHANGE, INC.	CBOE HOLDINGS, INC.	CBOE FUTURES EXCHANGE, LLC	MARKET DATA EXPRESS	COEBC	COMBINED	CONSOLIDATED ENTRIES	CONSOLIDATED
Assets										
Cash and cash equivalents	$ 132,213		176	$ 351	$ 2,800		$ 56	$ 135,597	$ -	$ 135,597
Accounts receivable - net allowances of $340	44,233		1,433					45,666		45,666
Marketing fee receivable	5,216							5,216		5,216
Income taxes receivable	11,356		359	2				11,717		11,717
Other prepaid expenses	3,490		653	3				4,146		4,146
Other current assets	567							567		567
Intercompany Receivable	65,501		54	6,428			139,819	211,802	(211,802)	0
Total Current Assets	262,576	0	2,675	6,785	2,800	0	139,875	414,711	(211,802)	202,909
Investment in Affiliates	11,770			24,666				36,436	(22,166)	14,270
Investment in COEBC	1							1	(1)	0
Land	0						4,914	4,914		4,914
Property and Equipment:										
Construction in progress	89							89		89
Building	0						62,442	62,442		62,442
Leasehold improvements	(0)		18				721	739		739
Furniture and equipment	242,297		19,797				322	262,416		262,416
Total	242,386	0	19,815	0	0	0	63,485	325,686	0	325,686
Less accumulated depreciation and amortization	(196,574)	0	(7,681)	0	0	0	(47,387)	(251,642)		(251,642)
Total Property and Equipment - Net	45,812	0	12,134	0	0	0	16,098	74,044		74,044
Other Assets:										
Software development work in progress	4,146		224					4,370		4,370
Data Proc. Software and other assets (less accum. amortizatio	31,060		6,224					37,284		37,284
Prepaid Expenses - LT - Hardware/Software	20		3					23		23
Prepaid Expenses - LT - Other	45							45		45
Notes Receivable - Long-Term	0		1,000					1,000		1,000
Total Other Assets - Net	35,271	0	7,450	0	0	0	0	42,721	0	42,721
Total Assets	$ 355,430	$ -	$ 22,259	$ 31,450	$ 2,800	$ -	$ 160,887	$ 572,826	$ (233,968)	$ 338,858
Liabilities and Members' Equity										
Current Liabilities:										
Accounts payable and accrued expenses	$ 28,371	$ 15,685	$ 876	$ 216				$ 45,148	$ -	$ 45,148
Marketing fee payable	5,808							5,808		5,808
Deferred revenue	1,084							1,084		1,084

UNCONSOLIDATED FINANCIAL STATEMENTS FOR SEC REPORT

CBOE AND RELATED ENTITIES INCOME STATEMENTS

Year Ended December 31, 2012 ($$ in thousands)	CBOE	CBOE, LLC	C2 OPTIONS EXCHANGE, INC.	CBOE HOLDINGS, INC.	CBOE FUTURES EXCHANGE, LLC	MARKET DATA EXPRESS	COEBC	COMBINED	CONSOLIDATED ENTRIES	CONSOLIDATED
Post-retirement medical benefits	110							110		110
Income taxes payable	0							0		0
Intercompany payable	146,247		62,701	54	2,800			211,802	(211,802)	0
Total Current Liabilities	181,620	15,685	63,577	270	2,800	0	0	263,952	(211,802)	52,150
Long-term Liabilities:										
Post-retirement medical benefits	1,794							1,794		1,794
Income taxes payable	20,857							20,857		20,857
Other long-term liabilities	3,833		113					3,946		3,946
Deferred income taxes	20,989							20,989		20,989
Total Long-term Liabilities	47,473	0	113	0	0	0	0	47,586	0	47,586
Total Liabilities	**229,093**	**15,685**	**63,689**	**270**	**2,800**	**0**	**0**	**311,538**	**(211,802)**	**99,736**
Stockholders' Equity:										
Unrestricted common stock, $0.01 par value	0			913				913		913
Additional paid-in-capital	22,166			67,812			1	89,979	(22,167)	67,812
Retained earnings/(deficit)	105,064	(15,685)	(41,430)	66,656	0	0	160,886	275,491		275,491
Treasury stock at cost	(0)			(104,201)				(104,201)		(104,201)
Accumulated other comprehensive loss	(893)							(893)		(893)
Total Stockholders' Equity	126,336	(15,685)	(41,430)	31,180	0	0	160,887	261,289	(22,167)	239,122
Total Liabilities & Members' Equity	**$ 355,430**	**$ -**	**$ 22,259**	**$ 31,450**	**$ 2,800**	**$ -**	**$ 160,887**	**$ 572,826**	**$ (233,968)**	**$ 338,858**

CBOE Stock Exchange, LLC
Balance Sheets
12/31/2012

	(unaudited)	(unaudited)		(unaudited)
	CBSX Balance at 12/31/2012	**NSX Balance at 12/31/2012**	**Intercompany Eliminations**	**Consolidated**
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$13,982,005	$1,753,515		$15,735,520
Short-Term Investments	0	358,668		358,668
Interest Income Receivable	1,054	1,147		2,201
Accounts Receivable	2,406,283	3,253,804		5,660,087
Due from NSX	16,775	0	(16,775)	0
Prepaid Expenses	112,232	863,540		975,771
Total	16,518,348	6,230,674	(16,775)	22,732,247
Long-Term Assets				
Long-Term Receivables	4,000	0		4,000
Long-Term Prepaid Expenses	0	779,607		779,607
Total Long-Term Assets	4,000	779,607	0	783,607
Property & Equipment:				
Furniture & Equipment	4,607,680	7,615,705		12,223,385
Leasehold Improvements	0	1,023,175		1,023,175
Accumulated Depreciation & Amortization	(3,507,545)	(5,504,455)		(9,011,999)
Net Property & Equipment	1,100,135	3,134,425	0	4,234,560
Other Assets:				
Data Processing Software & Other	1,562,948	8,135,719		9,698,667
Accumulated Amortization	(1,322,681)	(8,026,729)		(9,349,410)
Intangible Assets - CBOE contribution	6,878,058	0		6,878,058
Artwork	0	104,237		104,237
Deposits	0	95,000		95,000
Investment in National Stock Exchange	4,205,024	0	(4,205,024)	0
Investment in DTCC	2,355	0		2,355
Net Other Assets	11,325,704	308,227	(4,205,024)	7,428,907
TOTAL ASSETS	**$28,948,187**	**$10,452,934**	**($4,221,799)**	**$35,179,322**
LIABILITIES				
Current Liabilities:				
Accounts Payable & Accrued Expenses	$129,787	1,483,317		$1,613,103
Accrued Salaries/Wages/Payroll Taxes/Benefits	54,938	443,276		498,214
Payables/reimbursements to CBOE	454,120	0		454,120
SEC Fees Payable	1,648,834	1,103,434		2,752,268
Due to CBSX	0	16,775	(16,775)	0
Unearned Income	0	48,500		48,500
Rebates Payable - Transaction Fees	738,361	941,341		1,679,702
Rebates Payable - Tape Revenue	0	246,530		246,530
Total Current Liabilities	3,026,039	4,283,174	(16,775)	7,292,438
Long-Term Liabilities:				
Lease Payments Payable - Long-Term	$0	$1,887,905		$1,887,905
Total Long-Term Liabilities	0	1,887,905	0	1,887,905
SHAREHOLDERS' EQUITY:				
Shareholders' Equity	$50,429,658	$28,102,236	($4,205,024)	$74,326,869

Accumulated Other Comprehensive Income	0	10,884		10,884
Retained Earnings (Deficit)	(24,507,509)	(23,831,265)		(48,338,774)
Total	25,922,148	4,281,855	(4,205,024)	25,998,980
TOTAL LIABILITIES & SHARHOLDERS' EQUITY	**$28,948,187**	**$10,452,934**	**($4,221,799)**	**$35,179,322**
WORKING CAPITAL	**$13,492,309**	**$1,947,501**	**$0**	**$15,439,810**

CBOE Stock Exchange, LLC
Consolidated Profit and Loss
December 2012

Revenue:

Net Transaction Fees
Market Data Revenue
Application Fees
Other Revenue

Total Revenue

Expenses:

Employee Costs
Outside Services
Phone/Data/Systems
Occupancy Costs
Trading Operations Charges
T&E/Promotional/Other
Depreciation/Amortization

Total Operating Expenses

Operating Income/(Loss)

Other Investment Income/(Loss)

Income/(Loss) Before Income Taxes

Provision for Income Taxes

Net Income/(Loss)

EBIDTA

Year To Date				
CBSX	NSX	Total	Intercompany Eliminations	Consolidated
$633,748	$6,355,270	$6,989,018	($21,413)	$6,967,605
3,108,735	5,411,448	8,520,184		8,520,184
140,275	0	140,275	(5,000)	135,275
2,333,305	1,342,960	3,676,265		3,676,265
6,216,063	**13,109,678**	**19,325,742**	**(26,413)**	**19,299,329**
$1,726,571	$7,458,011	$9,184,582		$9,184,582
2,361,093	1,147,671	3,508,764		3,508,764
368,441	3,316,468	3,684,909		3,684,909
0	2,806,146	2,806,146		2,806,146
244,104	220,661	464,765	(21,413)	443,352
85,905	888,380	974,285	(5,000)	969,285
952,794	1,376,716	2,329,510		2,329,510
$5,738,908	**$17,214,052**	**$22,952,960**	**($26,413)**	**$22,926,547**
$477,155	**($4,104,374)**	**($3,627,218)**		**($3,627,218)**
$16,330	($147,433)	($131,103)		($131,103)
$493,485	**($4,251,806)**	**($3,758,321)**	**$0**	**($3,758,321)**
$0	$1,875	$1,875		$1,875
$493,485	**($4,253,681)**	**($3,760,196)**		**($3,760,196)**
$1,429,950	($2,727,658)	($1,297,708)	$0	($1,297,708)

SIGNAL TRADING SYSTEMS, LLC

BALANCE SHEETS
AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

	December 31 2012	December 31 2011
ASSETS		
CURRENT ASSETS:		
Accounts receivable--Due from CBOE	$ 44,684	$ 203,676
Total current assets	44,684	203,676
PROPERTY AND EQUIPMENT:		
Equipment	229,770	229,770
Less accumulated depreciation	(118,715)	(72,761)
Total property and equipment	111,056	157,009
OTHER ASSETS:		
Data processing software (less accumulated amortization in 2012-$38,638: 2011 — $33,369)	50,931	72,006
Organizational costs (less accumulated amortization in 2012-$284,167: 2011 — $245,417)	(0)	64,583
Intangible asset	23,000,000	23,000,000
Total other assets	23,050,931	23,136,589
TOTAL	$ 23,206,671	$ 23,497,274
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable--Due FlexTrade	$ 423,306	$ 784,616
Total current liabilities	423,306	784,616
MEMBERS' EQUITY:		
FlexTrade Systems Inc.	16,437,738	14,776,729
Chicago Board Options Exchange, Incorporated	16,437,738	14,776,729
Retained deficit	(10,092,111)	(6,840,799)
Total members' equity	22,783,365	22,712,659
TOTAL	$ 23,206,671	$ 23,497,275

SIGNAL TRADING SYSTEMS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

	2012
REVENUES:	
Transaction fees	$780,857
Workstation rental	245,350
Total revenues	1,026,207
EXPENSES:	
Employee costs	1,940,628
Data processing	2,143,941
Outside services	4,172
Depreciation and amortization	131,612
Travel and promotional expenses	37,455
Other	19,710
Total expenses	4,277,518
NET LOSS	($3,251,311)

See notes to financial statements.

SIGNAL TRADING SYSTEMS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

	2012
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($3,251,311)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Depreciation and amortization	131,612
Changes in assets and liabilities:	
Accounts receivable--Due from CBOE	158,992
Accounts payable --Due FlexTrade	(361,310)
Net cash used in operating activities	(3,322,017)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES — Partner capital contributions	3,322,017
NET DECREASE IN CASH AND CASH EQUIVALENTS	(0)
CASH AND CASH EQUIVALENTS — Beginning of year	-
CASH AND CASH EQUIVALENTS — End of year	($0)

SIGNAL TRADING SYSTEMS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	2012
BALANCE — December 31, 2011	$22,712,659
Capital contributions	3,322,017
Net loss	(3,251,311)
Total members' equity — December 31, 2012	$22,783,365

See notes to financial statements.

ALLOCATION OF OPRA PROCEEDS
FOURTH QUARTER 2012

REVENUE	$16,662,578
EXPENSES	
SIAC	$1,293,600
FIXED FEE	$653,750
EXTRA-ORDINARY EXPENSES	$22,683
SIAC DEVELOPMENT	$298,420
BAD DEBT	$48,956
ISCA ALLOCATION	($1,067,409)
TOTAL	$1,250,000
NET REVENUE	$15,412,578

BREAKDOWN BY EXCHANGE

EXCHANGE	OPTIONS TRADES	% OF TRADES	Net Revenue Prior to ISCA & MIAX PF	MIAX Participation Fee	Net Revenue Prior to ISCA allocation
AMEX	10,142,095	15.77%	$2,431,232	$203,008	$2,634,240
BATS	4,137,048	6.43%	$991,720	$82,809	$1,074,529
BOX	2,514,645	3.91%	$602,803	$50,334	$653,137
C2	1,238,699	1.93%	$296,937	$24,794	$321,731
CBOE	11,993,878	18.65%	$2,875,136	$240,074	$3,115,210
ISE	9,308,305	14.48%	$2,231,358	$186,319	$2,417,677
MIAX	2,627	0.00%	$630	$0	$630
NASDAQ	6,631,083	10.31%	$1,589,583	$132,730	$1,722,313
NASDAQ OMXBX	736,038	1.14%	$176,441	$14,733	$191,174
NYSE	8,089,103	12.58%	$1,939,095	$161,915	$2,101,010
PHLX	9,501,387	14.78%	$2,277,643	$190,184	$2,467,827
	64,294,908	100.00%	$15,412,578	$1,286,900	$16,699,478

OPTIONS PRICE REPORTING AUTHORITY

BALANCE SHEET
DECEMBER 31, 2012 AND DECEMBER 31,2011

ASSETS	**12/31/12**	**12/31/11**
CASH	$750,266	$1,266,234
INVESTMENTS	14,000,000	13,000,000
ACCOUNTS RECEIVABLE LESS ALLOWANCE FOR DOUBTFUL ACCOUNTS 12/31/11 $360,191 12/31/12 $396,957	3,372,447	2,355,392
PREPAID ASSET	0	0
COMPUTER EQUIPMENT	69,568	69,568
LESS DEPRECIATION	(68,208)	(65,974)
TOTAL ASSETS	$18,124,073	$16,625,220

LIABILITIES AND PARTICIPANTS' EQUITY		
ACCRUED EXPENSES	1,850,950	715,785
ACCOUNTS PAYABLE	0	1,248
NEW YORK TAXES PAYABLE	(51,161)	77,142
NEW PARTICIPANTS DEPOSIT	250,000	0
DUE TO PARTICIPANTS	442,215	366,515
ISCA ALLOCATION	(1,067,409)	(499,109)
DISTRIBUTIONS PAYABLE FCO'S	0	0
DISTRIBUTIONS PAYABLE	16,699,478	15,963,639
TOTAL LIABILITIES	$18,124,073	$16,625,220

OPTIONS PRICE REPORTING AUTHORITY
INCOME SUMMARY
FOR THE QUARTER ENDING DECEMBER 31,2012 AND YTD

	ACTUAL	CURRENT BUDGET	VARIANCE	YTD ACTUAL	YTD BUDGET	YTD VARIANCE	ANNUAL BUDGET
REVENUE							
COMMUNICATION REVENUE	$11,994,589	$12,596,250	($601,661)	$48,065,632	$50,385,000	($2,319,368)	$50,385,000
DIRECT ACCESS	$776,810	$774,000	$2,810	$3,122,190	$3,096,000	26,190	3,096,000
INDIRECT ACCESS	$347,400	$421,200	($73,800)	$1,438,200	$1,684,800	(246,600)	1,684,800
NON-PROFESSIONAL REVENUE	$3,541,493	$3,412,500	$128,993	$14,211,765	$13,650,000	561,765	13,650,000
PARTICIPATION FEE	$1,286,900	$0	$1,286,900	$2,661,900	$0	2,661,900	0
INTEREST INCOME	$2,286	$2,250	$36	$11,678	$9,000	2,678	9,000
TOTAL REVENUE	$17,949,478	$17,206,200	$743,278	$69,511,365	$68,824,800	$686,565	$68,824,800
EXPENSES							
FIXED FEE	$653,750	$653,750	$0	$2,615,000	$2,615,000	$0	$2,615,000
SIAC PROCESSING	$1,293,600	$1,248,600	(45,000)	$4,949,400	$4,994,400	45,000	$4,994,400
SIAC DEVELOPMENT	$298,420	$68,750	(229,670)	$383,146	$275,000	(108,146)	$275,000
Bad Debt	$48,956	$0	(48,956)	$123,956	$0	(123,956)	$0
LEGAL FEES	$22,683	$0	(22,683)	$72,865	$0	(72,865)	$0
TOTAL EXPENSE	$2,317,409	$1,971,100	($346,309)	$8,144,368	$7,884,400	($259,968)	$7,884,400
NET REVENUE	$15,632,068	$15,235,100	$396,968	$61,366,997	$60,940,400	$426,597	$60,940,400
ISCA Allocation	($1,067,409)						

DerivaTech Corporation
Balance Sheet
As of December 31, 2012

Assets:	
Investment in IXPI Holdings, LLC	$ 2,500,000
Total Assets	$ 2,500,000
Equity	$ 2,500,000

EXHIBIT F

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**

2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**

3. **Any other similar materials.**

Table of Attached Forms

In the interest of clarity and efficiency, C2 is resubmitting this Exhibit F. New forms are identified below with an asterisk (*).The Exchange notes that copies of these forms are available on the C2 Website at: http://www.c2exchange.com/PermitHolders/HowToJoin.aspx, http://www.c2exchange.com/PermitHolders/HowToJoinNonCBOE.aspx and https://www.cboe.org/members/generalinfo/memberforms.aspx.

1. C2 Permit Holder Application for a Non-CBOE TPH Organization
2. C2 Permit Holder Election for a CBOE TPH Organization
3. Application for a C2 Permit Holder Organization to Qualify to Transact Business with the Public
4. Form BD: Uniform Application for Broker-Dealer Registration
5. Form BDW: Uniform Request for Broker-Dealer Withdrawal
6. Market-Maker Letter of Guarantee
7. Form U4
8. Individual Consent to Jurisdiction
9. Joint Account Activation/Termination
10. Organization Consent to Jurisdiction
11. Clearing Participant Guarantee for Login Access
12. Sponsored User Agreement
13. Sponsored User Letter of Authorization
14. C2 Trading Permit and Bandwidth Packets - Additions/Removals*



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

C2 PERMIT HOLDER APPLICATION
for a NON-CBOE TPH Organization

1. Name: ______________________________ Tax ID #: _____ - __________

   ☐ Corporation (State of incorporation ______________________)

   ☐ Partnership (State of registration ______________________)

   ☐ Limited Liability Company (LLC) (State of registration ______________________)

   (Current articles of incorporation and bylaws, partnership agreement and registration certificate, or LLC operating agreement and registration certificate must be submitted with this application.)

2. E-mail Address: ______________________________

3. Mailing Address: ______________________________

   City: __________ State: __________ Zip Code: __________ Phone: __________

4. Identify the Clearing Participant issuing the guarantee for the organization's activity on C2 Options Exchange, Incorporated (C2):
   Name: ______________________________ OCC #: __________

5. Capacity (ies) in which the organization seeks to act on C2:

   ☐ Market-Maker ☐ Proprietary Trader ☐ Broker

   ☐ Clearing Participant ☐ Transact Business with the Public (attach C2 application)

6. C2 Rule 3.1(c)(2)(G) requires non-CBOE TPH applicants to maintain a membership in another options exchange registered under the Act. Indicate the options exchange(s) of which applicant is a member.__________

7. As a broker/dealer (BD) registered with the SEC, under Section 15 of the Securities Exchange Act of 1934, through the Central Registration Depository (CRD) give the organization's BD # 8 - __________ and CRD # __________

8. Designate at least one employee or agent (Responsible Person) as your administrator for the organization's use of the System and as a contact person to represent the organization with respect to matters relating to C2. The Responsible Person must be a United States-based officer, director or management–level employee of the Permit Holder, who is responsible for the direct supervision and control of Associated Persons of that Permit Holder.

Name	Phone	E-mail Address
Name	Phone	E-mail Address

(Form U-4 must be completed and accompany this Application for each designated Responsible Person)

FINANCIAL INFORMATION

(Current Financial Statements must be submitted with this application)

I. Debts to Exchanges or Exchange Participants (verbal and written)

9. Does the organization owe any monies to C2, another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue (including, but not limited to, any overdue fees, charges, dues, assessments, fines, or other amounts)? .... Yes ☐ No ☐
   To Whom ______________________________ $ __________

10. Have satisfactory arrangements been made to repay this debt? .... Yes ☐ No ☐
    Describe ______________________________

11. Does the organization owe any monies to any C2 permit holder, or to any participant of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?
    .... Yes ☐ No ☐
    To Whom ______________________________ $ __________

12. Have satisfactory arrangements been made to repay this debt? .... Yes ☐ No ☐
Describe ____

II. Financing Arrangements

C2 Rule 8.10 governs the financing of Market-Makers by non-broker-dealers. Each Market-Maker who makes an arrangement with a non-broker-dealer to finance the Market-Maker's transactions as a Market-Maker is required by Rule 8.10 to identify to the C2 Department of Member Firm Regulation: (i) the sources(s) of any such financing; (ii) the terms of any such financing; and (iii) the termination of, or any changes to, any such financing arrangement. The form to be used to report any such financing arrangements is available from the Department of Member Firm Regulation (312-786-7937).

If the organization is applying to be approved as a Market-Maker:

13. Has the organization received any financing from, or made any financing arrangements with, any non-broker-dealer to finance your transactions as a Market-Maker? .... Yes ☐ No ☐
Describe ____

14. If the answer to the foregoing question is "yes", has the organization filed with the Department of Member Firm Regulation a completed form to report this financing along with a copy of the loan agreement? Yes ☐ No ☐

Securities and Exchange Commission (SEC) Rule 15c3-1d governs the financing of a C2 permit holder broker-dealer by another broker-dealer. Any C2 broker-dealer that borrows funds from another broker-dealer that are to be used for trading or other business purposes is required by SEC Rule 15c3-1d to do so pursuant to a subordinated loan agreement that has been filed with and approved by the Department of Member Firm Regulation. Subordinated Loan Agreement forms are available from the Department of Member Firm Regulation (312-786-7937).

15. Has the organization borrowed funds from any broker-dealer that are to be used for trading or other business purposes? .... Yes ☐ No ☐
Describe ____

16. If the answer to the foregoing question is "Yes", has the organization filed a subordinated loan agreement with the Department of Member Firm Regulation with respect to this loan and obtained approval of the loan from that Department? .... Yes ☐ No ☐

ORGANIZATION CONSENT TO JURISDICTION AND CERTIFICATIONS

The organization hereby agrees on behalf of itself and its associated persons to abide by the Bylaws and Rules of C2, as they shall be in effect from time to time.

The organization authorizes any governmental agency, national securities exchange, national securities association, commodities exchange or other entity to furnish to C2, upon request, any information they may have concerning the organization, and the organization hereby releases each such entity from any and all liability of whatsoever nature by reason of furnishing such information to C2.

The organization authorizes C2 to make available to any governmental agency, national securities exchange, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information C2 may have concerning the organization, and the organization hereby releases C2 from any and all liability of whatsoever nature by reason of furnishing such information.

The organization certifies that all associated persons required to be fingerprinted have been fingerprinted and the organization affirms that it is not associated with a person subject to a statutory disqualification, unless any such individual's association is otherwise appropriately approved by an SRO.

The organization agrees to promptly update its application materials if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of its application to C2 and prior to any approval of the application.

The organization recognizes that the statements in the application materials furnished to C2 may be verified by investigation, and hereby declare that they are true, complete and accurate.

______________________________ ______________________________
Authorized Signatory's Name Title

______________________________ ______________________________
Signature of Authorized Signatory Date



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

C2 PERMIT HOLDER ELECTION
for a CBOE TPH ORGANIZATION

1. Name: ____________________ Tax ID #: ___ - __________

2. E-mail Address: ____________________ BD #: 8 - __________

3. Mailing Address: ____________________

City: __________ State: __________ Zip Code: __________ Phone: __________

4. Designate at least one employee or agent (Responsible Person) as your administrator for the organization's use of the System and as a contact person to represent the organization with respect to matters relating to C2 Options Exchange, Incorporated (C2). The Responsible Person must be a United States-based officer, director or management-level employee of the Permit Holder, who is responsible for the direct supervision and control of Associated Persons of that Permit Holder.

Name	Phone	E-mail Address
Name	Phone	E-mail Address

5. Capacity (ies) in which the organization seeks to act on C2:

☐ Market-Maker ☐ Proprietary Trader ☐ Broker
☐ Clearing Participant ☐ Transact Business with the Public (attach C2 Application)

6. Identify the Clearing Participant issuing the guarantee for the organization's activity on C2:

Name: ____________________ OCC #: __________

The organization hereby agrees on behalf of itself and its associated persons to abide by the Bylaws and Rules of C2, as they shall be in effect from time to time.

Authorized Signatory's Name ____________________ Title __________

Signature of Authorized Signatory ____________________ Date __________

September 2010



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

APPLICATION FOR A C2 PERMIT HOLDER ORGANIZATION TO QUALIFY TO TRANSACT BUSINESS WITH THE PUBLIC

Name of Permit Holder Organization: ______________________________

Applying as: ☐ Introducing Firm and/or Clearing Participant (See back page for required supplementary documentation)

☐ Firm conducting an executing business of orders received directly from non-broker dealers (See back page for required supplementary documentation)

Broker/Dealer #: 8 - ______________ CRD#: ______________

Main Office Address: ______________________________

City ______________ State ______________ Zip Code ______________

☐ Corporation ☐ Limited Liability Company ☐ Partnership

State the name and title of the person(s) engaged in the management of the organization's business pertaining to options and who must therefore qualify with the Exchange as Registered Options Principals:

Financial and Operations Principal (FINOP): Name ______________________________

Phone # ______________ Fax # ______________ CRD # ______________

Title ______________________________ E-Mail ______________________________

Name of Organization's Certified Public Accountant ______________________________

Address ______________________________

City ______________ State ______________ Zip Code ______________

The undersigned recognizes that the statements herein (and in every supplementary sheet attached hereto) will be verified by investigation, and hereby declares that they are true, complete and accurate.

Name of Authorized Signatory of Permit Holder Organization ______________________________

____
(Signature of Authorized Signatory of Permit Holder Organization)

Title ______________________________ Date ______________

Please submit the following information to the Department of Member Firm Regulation

For an introducing firm and/or a clearing participant:

1. List of registered options principals and registered representatives qualified for options trading.
2. List of branch office locations and branch office managers.
3. A copy of the method utilized for the allocation of exercise notices as sent to customers (if not included in the customer options agreement).
4. Blank copies of:

   Customer information form
   Option agreement
   Discretionary trading authorization
   New account form
   Fully-disclosed and/or omnibus trading agreements
   Transaction confirmation and account statement
   Special Risk Disclosure Document for Uncovered Options

5. Copy of firm's options written supervisory procedures
6. A copy of the most recent net capital computation
7. Balance sheet
8. Income statement
9. A copy of the most recent audit report (if applicable).
10. Description of its Brokers' Blanket Bond arrangement

Indicate other exchange memberships currently held ______________________________

For a firm conducting an execution business of orders received directly from non-broker/dealers:

1. List of registered options principals and registered representatives qualified for options trading.
2. Copy of execution/clearing agreement with customer and clearing participant that customer account clears with.
3. Copy of firm's options written supervisory and order entry procedures.
4. A copy of the most recent net capital computation
5. Balance sheet
6. Income statement
7. A copy of the most recent audit report (if applicable).
8. Description of its Brokers' Blanket Bond arrangement.

Indicate other exchange memberships currently held ______________________________

Form BD

OMB APPROVAL	
OMB Number:	3235-0012
Expires: August 31, 2013	
Estimated average burden	
hours per response.	2.75
per amendment	0.33

Uniform Application for Broker-Dealer Registration

FORM BD INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form BD is the Uniform Application for Broker-Dealer Registration. Broker-Dealers must file this form to register with the Securities and Exchange Commission, the *self-regulatory organizations,* and *jurisdictions* through the Central Registration Depository ("CRD") system, operated by FINRA.
2. **UPDATING** – By law, the *applicant* must promptly update Form BD information by submitting amendments whenever the information on file becomes inaccurate or incomplete for any reason.
3. **CONTACT EMPLOYEE** – The individual listed as the contact employee must be authorized to receive all compliance information, communications, and mailings, and be responsible for disseminating it within the *applicant's* organization.
4. **GOVERNMENT SECURITIES ACTIVITIES**

   A. Broker-dealers registered or *applicants* applying for registration under Section 15(b) of the Exchange Act that conduct (or intend to conduct) a government securities business in addition to other broker-dealer activities (if any) must file a notice on Form BD by answering "yes" to Item 2B.

   B. Section 15C of the Securities Exchange Act of 1934 requires sole government securities broker-dealers to register with the SEC. To do so, answer "yes" to Item 2C if conducting *only* a government securities business.

   C. Broker-dealers registered under Section 15(b) of the Exchange Act that cease to conduct a government securities business must file notice when ceasing their activities in government securities. To do so, file an amendment to Form BD and answer "yes" to Item 2D.

NOTE: Broker-dealers registered under Section 15C may register under Section 15(b) by filing an amendment to Form BD and answering "yes" to Items 2A and 2D. By doing so, broker-dealer expressly consents to withdrawal of broker-dealer's registration under 15C of the Exchange Act.

5. **FEDERAL INFORMATION LAW AND REQUIREMENTS** – An agency may not conduct or sponsor, and a *person* is not required to respond to, a collection of information unless it displays a currently valid control number. Section 15, 15B, 15C, 17(a) and 23(a) of the Exchange Act authorize the Commission to collect the Information on this Form from registrants. See 15 U.S.C. 78o, 78o-4, 78o-5, 78-q and 78w. Filing of this Form is mandatory; however the social security number information, which aids in identifying the *applicant*, is voluntary. The principal purpose of this Form is to permit the Commission to determine whether the *applicant* meets the statutory requirement to engage in the securities business. The Form also is used by *applicants* to register as broker-dealers with certain *self-regulatory organizations* and all of the states. The Commission and the Financial Industry Regulatory Authority, Inc. maintain the files of the information on this Form and will make the information publicly available. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on application facing page of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. §3507. The information contained in this form is part of a system of records subject to the Privacy Act of 1974, as amended. The Securities and Exchange Commission has published in the Federal Register the Privacy Act Systems of Records Notice for these records.

B. PAPER FILING INSTRUCTIONS (FIRST TIME *APPLICANTS* FILING WITH CRD AND WITH SOME *JURISDICTIONS)*

1. **FORMAT**

   A. A full paper Form BD is required when the *applicant* is filing with the CRD for the first time. In addition, some *jurisdictions* may require a separate paper filing of Form BD. The *applicant* should contact the appropriate *jurisdiction(s) for* specific filing requirements.

   B. Attach an Execution Page (Page 1) with original manual signatures to the initial Form BD filing.

   C. Type all information.

   D. Give the name of the broker-dealer and date on each page.

   E. Use only the current version of Form BD and its Schedules or a reproduction of them.

2. **DISCLOSURE REPORTING PAGE (DRP)** – Information concerning the *applicant or control affiliate* that relates to the occurrence of an event reportable under Item 11 must be provided on the *applicant's* appropriate DRP(BD). If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP(BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP(BD) or DRP(U-4). Attach a copy of the fully completed DRP(BD), or DRP(U-4) previously submitted. If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all of the items on the *applicant's* appropriate DRP(BD).

3. **SCHEDULES A, B AND C** – File Schedules A and B only with initial applications for registration. Use Schedule C to update Schedules A and B. Individuals not required to file a Form U-4 (individual registration) with the CRD system who are listed on Schedules A, B, or C must attach page 2 of Form U-4. The *applicant* broker-dealer must be listed in Form U-4 Item 20 or 21. Signatures are not required.

4. **SCHEDULE D** – Schedule D provides additional space for explaining answers to Item 1C(2), and "yes" answers to items 5, 7, 8, 9,10,12, and 13 of Form BD.

C. ELECTRONIC FILING INSTRUCTIONS *(APPLICANTS/* REGISTERED BROKER-DEALERS FILING AMENDMENTS WITH CRD)

1. **FORMAT**

   A. Items 1-13 must be answered and all fields requiring a response must be completed before the filing will be accepted.

B. *Applicant* must complete the execution screen certifying that Form BD and amendments thereto have been executed properly and that the information contained therein is accurate and complete.
C. To amend information, *applicant* must update the appropriate Form BD screens.
D. A paper copy, with original manual signatures, of the initial Form BD filing and amendments to Disclosure Reporting Pages (DRPs BD) must be retained by the *applicant* and be made available for inspection upon a regulatory request.

2. **DISCLOSURE REPORTING PAGE (DRP)** – Information concerning the *applicant* or *control affiliate* that relates to the occurrence of an event reportable under Item 11 must be provided on the *applicant's* appropriate DRP(BD). If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete the *control affiliate* name and CRD number of the *applicant's* appropriate DRP(BD). Details for the event must be submitted on the *control affiliate's* appropriate DRP(BD) or DRP(U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all of the questions and complete all fields requiring a response on the *applicant's* appropriate DRP(BD) screen.

3. **DIRECT AND INDIRECT OWNERS** – Amend the Direct Owners and Executive Officers screen and the Indirect Owners screen when changes in ownership occur. *Control affiliates* that are individuals who are not required to file a Form U-4 (individual registration) with the CRD must complete page 2 of Form U-4 (i.e., submit/file the information elicited by the Personal Data, Residential History, and Employment and Personal History sections of that Form). The *applicant* broker-dealer must be listed in Form U-4 Item 20 or 21.

The CRD mailing address for questions and correspondence is:

NASAA/FINRA CENTRAL REGISTRATION DEPOSITORY
P.O. BOX 9495
GAITHERSBURG, MD 20898-9495

EXPLANATION OF TERMS

(The following terms are italicized throughout this form.)

1. **GENERAL**

APPLICANT – The broker-dealer applying on or amending this form.

CONTROL – The power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract, or otherwise. Any *person* that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company. (This definition is used solely for the purpose of Form BD.)

JURISDICTION – A state, the District of Columbia, the Commonwealth of Puerto Rico, the U.S. Virgin Islands, or any subdivision or regulatory body thereof.

PERSON – An individual, partnership, corporation, trust, or other organization.

SELF-REGULATORY ORGANIZATION – Any national securities or commodities exchange or registered securities association, or registered clearing agency.

2. **FOR THE PURPOSE OF ITEM 5 AND SCHEDULE D**

SUCCESSOR - An unregistered entity that assumes or acquires substantially all of the assets and liabilities, and that continues the business of, a registered predecessor broker-dealer, who ceases its broker-dealer activities. [See Securities Exchange Act Release No. 31661 (December 28, 1992), 58 FR 7 (January 4, 1993)]

3. **FOR THE PURPOSE OF ITEM 11 AND THE CORRESPONDING DISCLOSURE REPORTING PAGES (DRPs)**

CONTROL AFFILIATE – A *person* named in Items 1A, 9 or in Schedules A, B or C as a *control* person or any other individual or organization that directly or indirectly controls, is under common control with, or is controlled by, the *applicant*, including any current employee except one performing only clerical, administrative, support or similar functions, or who, regardless of title, performs no executive duties or has no senior policy making authority.

INVESTMENT OR INVESTMENT-RELATED – Pertaining to securities, commodities, banking, insurance, or real estate (including, but not limited to, acting as or being associated with a broker-dealer, municipal securities dealer, government securities broker or dealer, issuer, investment company, investment adviser, futures sponsor, bank, or savings association).

INVOLVED – Doing an act or aiding, abetting, counseling, commanding, inducing, conspiring with or failing reasonably to supervise another in doing an act.

FOREIGN FINANCIAL REGULATORY AUTHORITY – Includes (1) a foreign securities authority; (2) other governmental body or foreign equivalent of a *self-regulatory organization* empowered by a foreign government to administer or enforce its laws relating to the regulation of *investment* or *investment-related* activities; and (3) a foreign membership organization, a function of which is to regulate the participation of its members in the activities listed above.

PROCEEDING – Includes a formal administrative or civil action initiated by a governmental agency, *self-regulatory organization* or a *foreign financial regulatory authority*; a *felony* criminal indictment or information (or equivalent formal charge); or a *misdemeanor* criminal information (or equivalent formal charge). Does not include other civil litigation, investigations, or arrests or similar charges effected in the absence of a formal criminal indictment or information (or equivalent formal charge).

CHARGED – Being accused of a crime in a formal complaint, information, or indictment (or equivalent formal charge).

ORDER – A written directive issued pursuant to statutory authority and procedures, including orders of denial, suspension, or revocation; does not include special stipulations, undertakings or agreements relating to payments, limitations on activity or other restrictions unless they are included in an *order*.

FELONY – For *jurisdictions* that do not differentiate between a *felony* and a *misdemeanor*, a *felony* is an offense punishable by a sentence of at least one year imprisonment and/or a fine of at least $1,000. The term also includes a general court martial.

MISDEMEANOR – For *jurisdictions* that do not differentiate between a *felony* and a *misdemeanor*, a *misdemeanor* is an offense punishable by a sentence of less than one year imprisonment and/or a fine of less than $1,000. The term also includes a special court martial.

FOUND – Includes adverse final actions, including consent decrees in which the respondent has neither admitted nor denied the findings, but does not include agreements, deficiency letters, examination reports, memoranda of understanding, letters of caution, admonishments, and similar informal resolutions of matters.

MINOR RULE VIOLATION – A violation of a *self-regulatory organization* rule that has been designated as "minor" pursuant to a plan approved by the U.S. Securities and Exchange Commission. A rule violation may be designated as "minor" under a plan if the sanction imposed consists of a fine of $2,500 or less, and if the sanctioned person does not contest the fine. (Check with the appropriate *self-regulatory organization* to determine if a particular rule violation has been designated as "minor" for these purposes).

ENJOINED – Includes being subject to a mandatory injunction, prohibitory injunction, preliminary injunction, or a temporary restraining order.

FORM BD PAGE 1 (Execution Page)	UNIFORM APPLICATION FOR BROKER-DEALER REGISTRATION Date: ________ SEC File No: 8- ________ Firm CRD No.: ________	OFFICIAL USE	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of business as a broker-dealer would violate the Federal securities laws and the laws of the *jurisdictions* and may result in disciplinary, administrative, injunctive or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS.

☐ APPLICATION ☐ AMENDMENT

1. Exact name, principal business address, mailing address, if different, and telephone number of *applicant:*

   A. Full name of *applicant* (if sole proprietor, state last, first and middle name):

   B. IRS Empl. Ident. No.:

   C. (1) Name under which broker-dealer business primarily is conducted, if different from Item 1A.

   (2) List on Schedule D, Page1, Section I any other name by which the firm conducts business and where it is used.

   D. If this filing makes a name change on behalf of the *applicant*, enter the new name and specify whether the name change is of the ☐ *applicant* name (1A) or ☐ business name (1C):
   Please check above.

   E. Firm main address: (Do not use a P.O. Box)

   (Number and Street) (City) (State/Country) (Zip+4/Postal Code)

   Branch offices or other business locations must be reported on Schedule E.

   F. Mailing address, if different:

   G. Business Telephone Number:

   (Area Code) (Telephone Number)

   H. Contact Employee:

   (Name and Title) (Area Code) (Telephone Number)

EXECUTION:

For the purposes of complying with the laws of the State(s) designated in Item 2 relating to either the offer or sale of securities or commodities, the undersigned and *applicant* hereby certify that the *applicant* is in compliance with applicable state surety bonding requirements and irrevocably appoint the administrator of each of those State(s) or such other person designated by law, and the successors in such office, attorney for the *applicant* in said State(s), upon whom may be served any notice, process, or pleading in any action or *proceeding* against the *applicant* arising out of or in connection with the offer or sale of securities or commodities, or out of the violation or alleged violation of the laws of those State(s), and the *applicant* hereby consents that any such action or *proceeding* against the *applicant* may be commenced in any court of competent jurisdiction and proper venue within said State(s) by service of process upon said appointee with the same effect as if *applicant* were a resident in said State(s) and had lawfully been served with process in said State(s).

The *applicant* consents that service of any civil action brought by or notice of any *proceeding* before the Securities and Exchange Commission or any *self-regulatory organization* in connection with the *applicant's* broker-dealer activities, or of any application for a protective decree filed by the Securities Investor Protection Corporation, may be given by registered or certified mail or confirmed telegram to the *applicant's* contact employee at the main address, or mailing address if different, given in Items 1E and IF.

The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said *applicant.* The undersigned and *applicant* represent that the information and statements contained herein, including exhibits attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete. The undersigned and *applicant* further represent that to the extent any information previously submitted is not amended such information is currently accurate and complete.

Date (MM/DD/YYYY) ________ Name of Applicant ________

By: ________ ________
Signature Print Name and Title

Subscribed and sworn before me this ________ day of ________ , ________ by ________
Year Notary Public

My Commision expires ________ County of ________ State of ________

This page must always be completed in full with original, manual signature and notarization.
To amend, circle items being amended. Affix notary stamp or seal where applicable.

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

FORM BD **PAGE 2**	Applicant Name: ______ Date: ______ Firm CRD No.: ______	OFFICIAL USE	OFFICIAL USE ONLY

2. Indicate by checking the appropriate box(es) each governmental authority, organization, or *jurisdiction* in which the *applicant* is registered or registering as a broker-dealer.

SECURITIES AND EXCHANGE COMMISSION

If *applicant* is registered or registering with the SEC, check here and answer Items 2A through 2D below. ☐

	YES	NO
A. Is *applicant* registered or registering as a broker-dealer under Section 15(b) or Section 15B of the Securities Exchange Act of 1934?	☐	☐
B. Is *applicant* registered or registering as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and also acting or intending to act as a government securities broker or dealer?	☐	☐
C. Is *applicant* registered or registering <u>solely</u> as a government securities broker or dealer under Section 15C of the Securities Exchange Act of 1934?	☐	☐
Do not answer "yes" to Item 2C if applicant answered "yes" to Item 2A or Item 2B.		
D. Is *applicant* ceasing its activities as a government securities broker or dealer?	☐	☐

If applicant answers "yes" to Items 2A and 2D, applicant expressly consents to the withdrawal of its registration as a government securities broker or dealer under Section 15C of the Securities Exchange Act of 1934. See "Instructions."

SRO

☐ AMEX ☐ BSE ☐ CBOE ☐ CHX ☐ NSX ☐ FINRA ☐ NQX ☐ NYSE ☐ PHLX ☐ ARCA ☐ ISE ☐ OTHER *(specify)* ______

JURISDICTION

☐ Alabama	☐ Hawaii	☐ Michigan	☐ North Carolina	☐ Texas
☐ Alaska	☐ Idaho	☐ Minnesota	☐ North Dakota	☐ Utah
☐ Arizona	☐ Illinois	☐ Mississippi	☐ Ohio	☐ Vermont
☐ Arkansas	☐ Indiana	☐ Missouri	☐ Oklahoma	☐ Virgin Islands
☐ California	☐ Iowa	☐ Montana	☐ Oregon	☐ Virginia
☐ Colorado	☐ Kansas	☐ Nebraska	☐ Pennsylvania	☐ Washington
☐ Connecticut	☐ Kentucky	☐ Nevada	☐ Puerto Rico	☐ West Virginia
☐ Delaware	☐ Louisiana	☐ New Hampshire	☐ Rhode Island	☐ Wisconsin
☐ District of Columbia	☐ Maine	☐ New Jersey	☐ South Carolina	☐ Wyoming
☐ Florida	☐ Maryland	☐ New Mexico	☐ South Dakota	
☐ Georgia	☐ Massachusetts	☐ New York	☐ Tennessee	

3. A. Indicate legal status of *applicant*.

☐ Corporation ☐ Sole Proprietorship ☐ Other *(specify)* ______
☐ Partnership ☐ Limited Liability Company

B. Month *applicant's* fiscal year ends: ______

C. If other than a sole proprietor, indicate date and place *applicant* obtained its legal status (i.e., state or country where incorporated, where partnership agreement was filed, or where *applicant* entity was formed):

State/Country of formation: ______ Date of formation: ______ (MM/DD/YYYY)

Schedule A and, if applicable, Schedule B must be completed as part of all initial applications. Amendments to these schedules must be provided on Schedule C.

4. If *applicant* is a sole proprietor, state full residence address and Social Security Number.

Social Security Number: _ _ _ - _ _ _ _ - _ _ _ _ _

______
(Number and Street) (City) (State/Country) (Zip+4/Postal Code)

	YES	NO
5. Is *applicant* at the time of this filing *succeeding* to the business of a currently registered broker-dealer? *Do not report previous successions already reported on Form BD.* *If "Yes," contact CRD prior to submitting form; complete appropriate items on Schedule D, Page 1, Section III.*	☐	☐
6. Does *applicant* hold or maintain any funds or securities or provide clearing services for any other broker or dealer?	☐	☐
7. Does *applicant* refer or introduce customers to any other broker or dealer? *If "Yes," complete appropriate items on Schedule D, Page 1, Section IV.*	☐	☐

FORM BD
PAGE 3

Applicant Name: ______________________

Date: __________ Firm CRD No.: __________

OFFICIAL USE | OFFICIAL USE ONLY

	YES	NO
8. Does *applicant* have any arrangement with any other *person*, firm, or organization under which:		
A. any books or records of *applicant* are kept or maintained by such other *person*, firm or organization?	☐	☐
B. accounts, funds, or securities of the *applicant* are held or maintained by such other *person*, firm, or organization?	☐	☐
C. accounts, funds, or securities of customers of the *applicant* are held or maintained by such other *person*, firm or organization?	☐	☐
For purposes of 8B and 8C, do not include a bank or satisfactory control location as defined in paragraph (c) of Rule 15c3-3 under the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).		
If "Yes" to any part of Item 8, complete appropriate items on Schedule D, Page 1, Section IV.		
9. Does any *person* not named in Item 1 or Schedules A, B, or C, directly or indirectly:		
A. *control* the management or policies of the *applicant* through agreement or otherwise?	☐	☐
B. wholly or partially finance the business of applicant?	☐	☐
Do not answer "Yes" to 9B if the person finances the business of the applicant through: 1) a public offering of securities made pursuant to the Securities Act of 1933; 2) credit extended in the ordinary course of business by suppliers, banks, and others; or 3) a satisfactory subordination agreement, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (17 CFR 240.15c3-1).		
If "Yes" to any part of Item 9, complete appropriate items on Schedule D, Page 1, Section IV.		
10. A. Directly or indirectly, does *applicant control*, is *applicant controlled* by, or is *applicant* under common *control* with, any partnership, corporation, or other organization that is engaged in the securities or investment advisory business?	☐	☐
If "Yes" to Item 10A, complete appropriate items on Schedule D, Page 2, Section V.		
B. Directly or indirectly, is *applicant controlled* by any bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings bank or association, credit union, or foreign bank?	☐	☐
If "Yes" to Item 10B, complete appropriate items on Schedule D, Page 3, Section VI.		
11. Use the appropriate DRP for providing details to "yes" answers to the questions in Item 11. Refer to the Explanation of Terms section of Form BD Instructions for explanations of italicized terms.		
CRIMINAL DISCLOSURE		
A. In the past ten years has the *applicant* or a *control affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to any *felony*?	☐	☐
(2) been *charged* with any *felony*?	☐	☐
B. In the past ten years has the *applicant* or a *control affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving*: investments or an *investment-related* business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	☐	☐
(2) been *charged* with a *misdemeanor* specified in 11B(1)?	☐	☐
REGULATORY ACTION DISCLOSURE		
C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:		
(1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?	☐	☐
(2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its regulations or statutes?	☐	☐
(3) *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☐
(4) entered an *order* against the *applicant* or a *control affiliate* in connection with *investment-related* activity?	☐	☐
(5) imposed a civil money penalty on the *applicant* or a *control affiliate*, or *ordered* the *applicant* or a *control affiliate* to cease and desist from any activity?	☐	☐

Applicant Name: ______________________

Date: ______________ Firm CRD No.: ______________

OFFICIAL USE

OFFICIAL USE ONLY

REGULATORY ACTION DISCLOSURE

	YES	NO
D. Has any other federal regulatory agency, any state regulatory agency, or *foreign financial regulatory authority*:		
(1) ever *found* the *applicant or a control affiliate* to have made a false statement or omission or been dishonest, unfair, or unethical?	☐	☐
(2) ever *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?	☐	☐
(3) ever *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☐
(4) in the past ten years, entered an *order* against the *applicant* or a *control affiliate* in connection with an *investment-related* activity?	☐	☐
(5) ever denied, suspended, or revoked the *applicant's* or a *control affiliate's* registration or license or otherwise, by *order*, prevented it from associating with an *investment-related* business or restricted its activities?	☐	☐
E. Has any *self-regulatory organization or* commodities exchange ever:		
(1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?	☐	☐
(2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a *"minor rule violation"* under a plan approved by the U.S. Securities and Exchange Commission)?	☐	☐
(3) *found* the *applicant* or a *control affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☐
(4) disciplined the *applicant* or a *control affiliate* by expelling or suspending it from membership, barring or suspending its association with other members, or otherwise restricting its activities?	☐	☐
F. Has the *applicant's* or a *control affiliate's* authorization to act as an attorney, accountant, or federal contractor ever been revoked or suspended?	☐	☐
G. Is the *applicant* or a *control affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of 11C, D, or E?	☐	☐

CIVIL JUDICIAL DISCLOSURE

	YES	NO
H. (1) Has any domestic or foreign court:		
(a) in the past ten years, *enjoined* the *applicant* or a *control affiliate* in connection with any *investment-related* activity?	☐	☐
(b) ever *found* that the *applicant* or a *control affiliate* was *involved* in a violation of *investment-related* statutes or regulations?	☐	☐
(c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against the *applicant* or *control affiliate* by a state or *foreign financial regulatory authority*?	☐	☐
(2) Is the *applicant* or a *control affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of 11H(1)?	☐	☐

FINANCIAL DISCLOSURE

	YES	NO
I. In the past ten years has the *applicant* or a *control affiliate* of the *applicant* ever been a securities firm or a *control affiliate* of a securities firm that:		
(1) has been the subject of a bankruptcy petition?	☐	☐
(2) has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?	☐	☐
J. Has a bonding company ever denied, paid out on, or revoked a bond for the *applicant*?	☐	☐
K. Does the *applicant* have any unsatisfied judgments or liens against it?	☐	☐

Applicant Name:______________________

Date:______________ Firm CRD No.: ______________

OFFICIAL USE

OFFICIAL USE ONLY

12. Check types of business engaged in (or to be engaged in, if not yet active) by *applicant*. Do not check any category that accounts for (or is expected to account for) less than 1% of annual revenue from the securities or investment advisory business.

A.	Exchange member engaged in exchange commission business other than floor activities	☐ EMC
B.	Exchange member engaged in floor activities	☐ EMF
C.	Broker or dealer making inter-dealer markets in corporate securities over-the-counter	☐ IDM
D.	Broker or dealer retailing corporate equity securities over-the-counter	☐ BDR
E.	Broker or dealer selling corporate debt securities	☐ BDD
F.	Underwriter or selling group participant (corporate securities other than mutual funds)	☐ USG
G.	Mutual fund underwriter or sponsor	☐ MFU
H.	Mutual fund retailer	☐ MFR
I.	1. U.S. government securities dealer	☐ GSD
	2. U.S. government securities broker	☐ GSB
J.	Municipal securities dealer	☐ MSD
K.	Municipal securities broker.	☐ MSB
L.	Broker or dealer selling variable life insurance or annuities	☐ VLA
M.	Solicitor of time deposits in a financial institution	☐ SSL
N.	Real estate syndicator.	☐ RES
O.	Broker or dealer selling oil and gas interests	☐ OGI
P.	Put and call broker or dealer or option writer	☐ PCB
Q.	Broker or dealer selling securities of only one issuer or associate issuers (other than mutual funds)	☐ BIA
R.	Broker or dealer selling securities of non-profit organizations (e.g., churches, hospitals)	☐ NPB
S.	Investment advisory services	☐ IAD
T.	1. Broker or dealer selling tax shelters or limited partnerships in primary distributions	☐ TAP
	2. Broker or dealer selling tax shelters or limited partnerships in the secondary market	☐ TAS
U.	Non-exchange member arranging for transactions in listed securities by exchange member	☐ NEX
V.	Trading securities for own account	☐ TRA
W.	Private placements of securities	☐ PLA
X.	Broker or dealer selling interests in mortgages or other receivables	☐ MRI
Y.	Broker or dealer involved in a networking, kiosk or similar arrangement with a:	
	1. bank, savings bank or association, or credit union	☐ BNA
	2. insurance company or agency	☐ INA
Z.	Other *(give details on Schedule D, Page 1, Section II)*	☐ OTH

		YES	NO
13. A.	Does *applicant* effect transactions in commodity futures, commodities or commodity options as a broker for others or as a dealer for its own account?	☐	☐
B.	Does *applicant* engage in any other non-securities business? *If "yes," describe each other business briefly on Schedule D, Page 1, Section II.*	☐	☐

Schedule A of FORM BD **DIRECT OWNERS AND EXECUTIVE OFFICERS** (Answer for Form BD Item 3)	*Applicant* Name: ____________ Date: ________ Firm CRD No.: ________	**OFFICIAL USE**

1. Use Schedule A only in new applications to provide information on the **direct** owners and executive officers of the *applicant.* Use Schedule B in new applications to provide information on **indirect** owners. File all amendments on Schedule C. **Complete each column.**

2. List below the names of:

   (a) each Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Legal Officer, Chief Compliance Officer, Director, and individuals with similar status or functions;

   (b) in the case of an *applicant* that is a corporation, each shareholder that directly owns 5% or more of a class of a voting security of the *applicant*, unless the *applicant* is a public reporting company (a company subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934);
   Direct owners include any *person* that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the *applicant.* For purposes of this Schedule, a *person* beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

   (c) in the case of an *applicant* that is a partnership, **all** general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital; and

   (d) in the case of a trust that directly owns 5% or more of a class of a voting security of the *applicant*, or that has the right to receive upon dissolution, or has contributed, 5% or more of the *applicant's* capital, the trust and each trustee.

   (e) in the case of an *applicant* that is a Limited Liability Company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Are there any indirect owners of the *applicant* required to be reported on Schedule B? ☐ Yes ☐ No

4. In the "DE/FE/I" column, enter "DE" if the owner is a domestic entity, or enter "FE" if owner is an entity incorporated or domiciled in a foreign country, or enter "I" if the owner is an individual.

5. Complete the "Title or Status" column by entering board/management titles; status as partner, trustee, sole proprietor, or shareholder; and for shareholders, the class of securities owned (if more than one is issued).

6. Ownership codes are: NA - less than 5% | A - 5% but less than 10% | B - 10% but less than 25% | C - 25% but less than 50% | D - 50% but less than 75% | E - 75% or more

7. (a) In the *"Control Person"* column, enter "Yes" if *person* has *"control"* as defined in the instructions to this form, and enter "No" if the *person* does not have *control*. Note that under this definition most executive officers and all 25% owners, general partners, and trustees would be "control persons".

   (b) In the "PR" column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Title or Status	Date Title or Status Acquired		Ownership Code	Control Person		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
			MM	YYYY			PR		

Schedule B of FORM BD

INDIRECT OWNERS

(Answer for Form BD Item 3)

Applicant Name: ______________________

Date: ____________ Firm CRD No.: ____________

OFFICIAL USE

1. Use Schedule B only in new applications to provide information on the **indirect** owners of the *applicant*. Use Schedule A in new applications to provide information on **direct** owners. File all amendments on Schedule C. **Complete each column.**

2. With respect to each owner listed on Schedule A, (except individual owners), list below:

   (a) in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25% or more of a class of a voting security of that corporation;

   For purposes of this Schedule, a *person* beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the *right to acquire*, within 60 days, through the exercise of any option, warrant or right to purchase the security.

   (b) in the case of an owner that is a partnership, **all** general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25% or more of the partnership's capital; and

   (c) in the case of an owner that is a trust, the trust and each trustee.

   (d) in the case of an owner that is a Limited Liability Company ("LCC"), (i) those members that have the right to receive upon dissolution, or have contributed, 25% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Continue up the chain of ownership listing all 25% owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934) is reached, no ownership information further up the chain of ownership need be given.

4. In the "DE/FE/I" column, enter "DE" if the owner is a domestic entity, or enter "FE" if owner is an entity incorporated or domiciled in a foreign country, or enter "I" if the owner is an individual.

5. Complete the "Status" column by entering status as partner, trustee, shareholder, etc., and if shareholder, class of securities owned (if more than one is issued).

6. Ownership codes are: C - 25% but less than 50% D - 50% but less than 75% E - 75% or more F - Other General Partners

7. (a) In the *"Control Person"* column, enter "Yes" if *person* has *"control"* as defined in the instructions to this form, and enter "No" if the *person* does not have *control*. Note that under this definition most executive officers and all 25% owners, general partners, and trustees would be *"control persons"*.

   (b) In the "PR" column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Entity in Which Interest is Owned	Status	Date Status Acquired		Ownership Code	*Control Person*		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
				MM	YYYY			PR		

Schedule C of FORM BD **AMENDMENTS TO SCHEDULES A & B** (Amendments to answers for Form BD Item 3)	*Applicant* Name:__________ Date:________ Firm CRD No.: ________	**OFFICIAL USE**

1. This Schedule C is used to amend Schedules A and B of Form BD. Refer to those schedules for specific instructions for completing this Schedule C. **Complete each column.** File with a completed Execution Page (Page 1).

2. In the Type of Amendment ("Type of Amd.") column, indicate "A" (addition), "D" (deletion), or"C" (change in information about the same *person*).

3. Ownership codes are: NA - less than 5%; A - 5% but less than 10%; B - 10% but less than 25%; C - 25% but less than 50%; D - 50% but less than 75%; E - 75% or more; F - Other General Partners

4. **List below all changes to Schedule A: (DIRECT OWNERS AND EXECUTIVE OFFICERS)**

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amd.	Title or Status	Date Title or Status Acquired		*Control* Ownership Code	CRD No. *Person*		If None: S. S. No., IRS Tax No or Employer ID	Official Use Only
				MM	YYYY			PR		

5. **List below all changes to Schedule B: (INDIRECT OWNERS)**

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amd.	Entity in Which Interest is Owned	Status	Date Status Acquired		Ownership Code	*Control Person*		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
					MM	YYYY			PR		

Schedule D of FORM BD

Page 1

Applicant Name:______________________

Date:____________ Firm CRD No.: ____________

OFFICIAL USE | OFFICIAL USE ONLY

Use this Schedule D Page 1 to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an ☐ INITIAL ☐ AMENDED detail filing for the Form BD items checked below:

SECTION I *Other Business Names*

(Check if applicable) ☐ Item 1C(2)

List each of the "other" names and the *jurisdiction(s)* in which they are used.

1. Name	*Jurisdiction*	2. Name	*Jurisdiction*
3. Name	*Jurisdiction*	4. Name	*Jurisdiction*

SECTION II *Other Business*

(Check one) ☐ Item 12Z ☐ Item 13B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section.

Briefly describe any other business (ITEM 12Z); or any other non-securities business (ITEM 13B). Use reverse side of this sheet for additional comments if necessary.

SECTION III *Successions*

(Check if applicable) ☐ Item 5

Date of Succession MM DD YYYY / /	*Name of Predecessor*	
Firm CRD Number	IRS Employer Identification Number (if any)	SEC File Number (if any)

Briefly describe details of the *succession* including any assets or liabilities not assumed by the *successor*. Use reverse side of this sheet for additional comments if necessary.

SECTION IV *Introducing and Clearing Arrangements / Control Persons / Financings*

(Check one) ☐ Item 7 ☐ Item 8A ☐ Item 8B ☐ Item 8C ☐ Item 9A ☐ Item 9B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement or agreement, enter the effective date of the change.

Firm or Organization Name	CRD Number (if any)	
Business Address *(Street, City, State/Country, Zip+4 Postal Code)*	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /
Individual Name (if applicable) *(Last, First, Middle)*	CRD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip+4 Postal Code)*	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of reference or arrangement (ITEM 7 or ITEM 8); the nature of the *control* or agreement (ITEM 9A); or the method and amount of financing (ITEM 9B). Use reverse side of this sheet for additional comments if necessary.

Schedule D of FORM BD

Page 2

Applicant Name:________________________

Date:____________ Firm CRD No.: ____________

OFFICIAL USE | OFFICIAL USE ONLY

Use this Schedule D Page 2 to report details for Item 10A. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information. Supply details for all partnerships, corporations, organizations, institutions and individuals necessary to answer each item completely. Use additional copies of Schedule D Page 2 if necessary.

Use the "Effective Date" box to enter the Month, Day, and Year that the affiliation was effective or the date of the most recent change in the affiliation.

This is an ☐ INITIAL ☐ AMENDED detail filing for Form BD Item 10A

☐ 10A. Directly or indirectly, does *applicant* control, is *applicant controlled* by, or is *applicant* under common *control* with, any partnership, corporation, or other organization that is engaged in the securities or investment advisory business?

SECTION V ***Complete this section for control issues relating to ITEM 10A only.***

The details supplied relate to:

1 Partnership, Corporation, or Organization Name | CRD Number (if any)

(check only one)

This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ is *controlled* by *applicant* ☐ is under common *control* with *applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)* | Effective Date MM DD YYYY / / | Termination Date MM DD YYYY / /

Is Partnership, Corporation or Organization a foreign entity? ☐ Yes ☐ No | If Yes, provide country of domicile or incorporation: | Check "Yes" or "No" for activities of this partnership, corporation, or organization: ▶ Securities Activities: ☐ Yes ☐ No | Investment Advisory Activities: ☐ Yes ☐ No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

2 Partnership, Corporation, or Organization Name | CRD Number (if any)

(check only one)

This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ is *controlled* by *applicant* ☐ is under common *control* with *applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)* | Effective Date MM DD YYYY / / | Termination Date MM DD YYYY / /

Is Partnership, Corporation or Organization a foreign entity? ☐ Yes ☐ No | If Yes, provide country of domicile or incorporation: | Check "Yes" or "No" for activities of this partnership, corporation, or organization: ▶ Securities Activities: ☐ Yes ☐ No | Investment Advisory Activities: ☐ Yes ☐ No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

3 Partnership, Corporation, or Organization Name | CRD Number (if any)

(check only one)

This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ is *controlled* by *applicant* ☐ is under common *control* with *applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)* | Effective Date MM DD YYYY / / | Termination Date MM DD YYYY / /

Is Partnership, Corporation or Organization a foreign entity? ☐ Yes ☐ No | If Yes, provide country of domicile or incorporation: | Check "Yes" or "No" for activities of this partnership, corporation, or organization: ▶ Securities Activities: ☐ Yes ☐ No | Investment Advisory Activities: ☐ Yes ☐ No

Briefly describe the *control relationship*. Use reverse side of this sheet for additional comments if necessary.

If *applicant* has more than 3 organizations to report, complete additional Schedule D Page 2s.

Schedule D of FORM BD

Page 3

Applicant Name: ____________________

Date: ____________ Firm CRD No.: ____________

OFFICIAL USE

OFFICIAL USE ONLY

Use this Schedule D Page 3 to report details for Item 10B. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information. Supply details for all partnerships, corporations, organizations, institutions and individuals necessary to answer each item completely. Use additional copies of Schedule D Page 3 if necessary.

Use the "Effective Date" box to enter the Month, Day, and Year that the affiliation was effective or the date of the most recent change in the affiliation.

This is an ☐ INITIAL ☐ AMENDED detail filing for Form BD Item 10B

☐ 10B. Directly or indirectly, is *applicant controlled* by any bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings bank or association, credit union, or foreign bank?

SECTION VI ***Complete this section for control issues relating to ITEM 10B only.***

Provide the details for each organization or institution that *controls* the *applicant*, including each organization or institution in the *applicant's* chain of ownership. The details supplied relate to:

1	Financial Institution Name	CRD Number (if applicable)
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	
2	Financial Institution Name	CRD Number (if applicable)
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	
3	Financial Institution Name	CRD Number (if applicable)
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	
4	Financial Institution Name	CRD Number (if applicable)
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	

If *applicant* has more than 4 organizations/institutions to report, complete additional Schedule D page 3s.

Schedule E of FORM BD

Applicant Name: ______________________

Date: ______________ Firm CRD No.: ______________

OFFICIAL USE

INSTRUCTIONS

General: Use this schedule to register or report branch offices or other business locations of the *applicant*. Repeat Items 1-12 for each branch office or other business location. Each item must be completed unless otherwise noted. Use additional copies of this schedule as necessary. If this branch office or other business location is using a name in connection with securities activities other than the *applicant's* name, such name must be reported under Item 1C(2) on Page 1 of this Form.

Specific:

Item 1. Specify only one box. Check "Add" when a branch office or other business location is opened and the *applicant* is filing the initial notice, "Delete" when a branch office or other business location is closed, and "Amendment" to indicate any other change to previously filed information.

Item 2. CRD will assign this branch number when the *applicant* adds a branch office or other business location as discussed in Item 1 above. If known, complete this item for all deletions and amendments.

Item 3. The Billing Code is an alpha/numeric value consisting of up to eight characters. It is the responsibility of the firm to establish and maintain its own unique billing codes. This is not a required field.

Item 4. Complete this item for all entries. A physical location must be included; post office box designations alone are not sufficient.

Item 5. Complete this item only when the *applicant* changes the address of an existing branch office or other business location.

Item 6. If the branch office or other business location occupies or shares space on premises within a bank, savings bank or association, credit union, or other financial institution, enter the name of the institution in the space provided.

Item 7. Complete this item for all entries. Enter the name of the supervisor or registered representative in charge who is physically at this location.

Item 8. Provide the CRD number for the branch office supervisor named in Item 7.

Item 9. Complete this item for all entries. Provide the date that the branch office or other business location was opened (ADD), closed (DELETE), or the effective date of the change (AMENDMENT).

Item 10. Check "Yes" or "No" to denote whether the location will be an Office of Supervisory Jurisdiction (OSJ) as defined in FINRA rules.

Item 11. Check "Yes" or "No" to denote whether the location is a business location that will operate pursuant to a written agreement or contract (other than an insurance agency agreement) with the main office and any one or more of the following will apply: the location (A) assumes liability for its own expenses or has its expenses paid by a party other than the *applicant;* (B) has primary responsibility for decisions relating to the employment and remuneration of its registered representatives; (C) deems 5% or more of its total registered representatives to be "independent contractors" for tax purposes; or (D) engages in separate market making and/or underwriting activities.

Item 12. Check the appropriate box(es) if the branch or other business location is registering with FINRA or registering or reporting with a *jurisdiction*.

---

1. *Check only one box:* ☐ Add ☐ Delete ☐ Amendment
2. CRD Branch Number ______________
3. Billing Code ______________
4. ______________ Street
   ______________ P.O. Box (if applicable), Suite, Floor
   ______________ City, State/Country, Zip Code + 4/Postal Code

If applicant is changing the address, enter the new address in Item 5.

5. ______________ Street
   ______________ P.O. Box (if applicable), Suite, Floor
   ______________ City, State/Country, Zip Code + 4/Postal Code

6. ______________ Institution Name (if applicable)
7. ______________ Supervisor Name
8. ______________ CRD Number of Supervisor
9. ______________ Effective Date (MM/DD/YYYY)
10. OSJ ☐ Yes ☐ No
11. ☐ Yes ☐ No
    If Yes, indicate each Item 11 subset that applies:
    ☐ A ☐ B ☐ C ☐ D
12. ☐ FINRA ☐ *Jurisdiction*

---

1. *Check only one box:* ☐ Add ☐ Delete ☐ Amendment
2. CRD Branch Number ______________
3. Billing Code ______________
4. ______________ Street
   ______________ P.O. Box (if applicable), Suite, Floor
   ______________ City, State/Country, Zip Code + 4/Postal Code

If applicant is changing the address, enter the new address in Item 5.

5. ______________ Street
   ______________ P.O. Box (if applicable), Suite, Floor
   ______________ City, State/Country, Zip Code + 4/Postal Code

6. ______________ Institution Name (if applicable)
7. ______________ Supervisor Name
8. ______________ CRD Number of Supervisor
9. ______________ Effective Date (MM/DD/YYYY)
10. OSJ ☐ Yes ☐ No
11. ☐ Yes ☐ No
    If Yes, indicate each Item 11 subset that applies:
    ☐ A ☐ B ☐ C ☐ D
12. ☐ FINRA ☐ *Jurisdiction*

CRIMINAL DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Items 11A and 11B*** of Form BD;

Check ☑ item(s) being responded to:

11A In the past ten years has the *applicant* or a *control affiliate*:
- ☐ (1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony*?
- ☐ (2) been *charged* with any *felony*?

11B In the past ten years has the *applicant* or a *control affiliate*:
- ☐ (1) been convicted or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving:* investments or an *investment-related* business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?
- ☐ (2) been *charged* with a *misdemeanor* specified in 11B(1)?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

Multiple counts of the same charge arising out of the same event(s) should be reported on the same DRP. Unrelated criminal actions, including separate cases arising out of the same event, must be reported on separate DRPs. Use this DRP to report all charges arising out of the same event. One event may result in more than one affirmative answer to the above items.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropiate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

Applicable court documents (i.e., criminal complaint, information or indictment as well as judgment of conviction or sentencing documents) must be provided to the CRD if not previously submitted. Documents will not be accepted as disclosure in lieu of answering the questions on this DRP.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

- ☐ The *Applicant*
- ☐ *Applicant* and one or more *control affifiate(s)*
- ☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, Indicate "non-registered" by checking the appropriate checkbox.

NAME OF APPLICANT	*APPLICANT CRD NUMBER*

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (BD)

(continuation)

PART II

1. If charge(s) were brought against an organization over which the *applicant* or *control affiliate* exercise(d) *control*: Enter organization name, whether or not the organization was an *investment-related* business and the *applicant's* or *control affiliate's* position, title or relationship.

   ____

2. Formal Charge(s) were brought in: (include name of Federal, Military, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case number).

   ____

3. **Event Disclosure Detail** (Use this for both organizational and individual charges.)

   A. Date First Charged (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______________________________

   B. Event Disclosure Detail (include Charge(s)/Charge Description(s), and for each charge provide: 1. number of counts, 2. *felony* or *misdemeanor*, 3. plea for each charge, and 4. product type if charge is *investment-related*):

   ____

   ____

   ____

   C. Did any of the Charge(s) within the Event involve a *Felony*? ☐ Yes ☐ No

   D. Current status of the Event? ☐ Pending ☐ On Appeal ☐ Final

   E. Event Status Date (complete unless status is Pending) (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______________________________

4. **Disposition Disclosure Detail:** Include for each charge, A. Disposition Type [e.g., convicted, acquitted, dismissed, pretrial, etc.], B. Date, C. Sentence/Penalty, D. Duration [if sentence-suspension, probation, etc.], E. Start Date of Penalty, F. Penalty/Fine Amount and G. Date Paid.

   ____

   ____

   ____

   ____

   ____

   ____

5. Provide a brief summary of circumstances leading to the charge(s) as well as the disposition. Include the relevant dates when the conduct which was the subject of the charge(s) occurred. (The information must fit within the space provided.)

   ____

   ____

   ____

   ____

   ____

   ____

   ____

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Items 11C, 11D, 11E, 11F or 11G*** of Form BD;

Check ☑ item(s) being responded to:

11C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:
- ☐ (1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?
- ☐ (2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its regulations or statutes?
- ☐ (3) *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) entered an *order* against the *applicant* or a *control affiliate* in connection with *investment-related* activity?
- ☐ (5) imposed a civil money penalty on the *applicant* or a *control affiliate*, or ordered the *applicant* or a *control affiliate* to cease and desist from any activity?

11D. Has any other federal regulatory agency, any state regulatory agency, or *foreign financial regulatory authority*:
- ☐ (1) ever *found* the *applicant* or a *control affiliate* to have made a false statement or omission or been dishonest, unfair, or unethical?
- ☐ (2) ever *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?
- ☐ (3) ever *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) in the past ten years, entered an *order* against the *applicant* or a *control affiliate* in connection with an *investment-related* activity?
- ☐ (5) ever denied, suspended, or revoked the *applicant's* or a *control affiliate's* registration or license or otherwise, by *order*, prevented it from associating with an *investment-related* business or restricted its activities?

11E. Has any *self-regulatory organization* or commodities exchange ever:
- ☐ (1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?
- ☐ (2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a *"minor rule violation"* under a plan approved by the U.S. Securities and Exchange Commission)?
- ☐ (3) *found* the *applicant* or a *control affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) disciplined the *applicant* or a *control affiliate* by expelling or suspending it from membership, barring or suspending its association with other members, or otherwise restricting its activities?

11F. ☐ Has the *applicant's* or a *control affiliate's* authorization to act as an attorney, accountant, or federal contractor ever been revoked or suspended?

11G. ☐ Is the *applicant* or a *control affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of 11C, D, or E?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Items 11C, 11D, 11E, 11F or 11G. Use only one DRP to report details related to the same event. If an event gives rise to actions by more than one regulator, provide details for each action on a separate DRP.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*
☐ *Applicant* and one or more *control affiliate(s)*
☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer; "Yes," no other information on this DRP must be provided.

☐ Yes ☐ **No**

NOTE: The completion of this form does not relieve the *control affiliate* of its obligation to update its CRD records.

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

PART II

1. Regulatory Action initiated by:
☐ SEC ☐ Other Federal ☐ State ☐ *SRO* ☐ Foreign
(Full name of regulator, *foreign financial regulatory authority*, federal, state or *SRO*)

2. Principal Sanction: (check appropriate item)

☐ Civil and Administrative Penalty(ies)/Fine(s)
☐ Bar
☐ Cease and Desist
☐ Censure
☐ Denial
☐ Disgorgement
☐ Expulsion
☐ Injunction
☐ Prohibition
☐ Reprimand
☐ Restitution
☐ Revocation
☐ Suspension
☐ Undertaking
☐ Other ______

Other Sanctions:

3. Date Initiated (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ______

4. Docket/Case Number:

5. *Control Affiliate* Employing Firm when activity occurred which led to the regulatory action (if applicable):

6. Principal Product Type: (check appropriate item)

☐ Annuity(ies) - Fixed
☐ Annuity(ies) - Variable
☐ CD(s)
☐ Commodity Option(s)
☐ Debt - Asset Backed
☐ Debt - Corporate
☐ Debt - Government
☐ Debt - Municipal
☐ Derivative(s)
☐ Direct Investment(s) - DPP & LP Interest(s)
☐ Equity - OTC
☐ Equity Listed (Common & Preferred Stock)
☐ Futures - Commodity
☐ Futures - Financial
☐ Index Option(s)
☐ Insurance
☐ Investment Contract(s)
☐ Money Market Fund(s)
☐ Mutual Fund(s)
☐ No Product
☐ Options
☐ Penny Stock(s)
☐ Unit Investment Trust(s)
☐ Other ______

Other Product Types:

7. Describe the allegations related to this regulatory action. (The information must fit within the space provided.):

8. Current Status? ☐ Pending ☐ On Appeal ☐ Final
9. If on appeal, regulatory action appealed to: (SEC, *SRO*, Federal or State Court) and Date Appeal Filed:

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 13 only.

10. How was matter resolved: (check appropriate item)

☐ Acceptance, Waiver & Consent (AWC) ☐ Decision & Order of Offer of Settlement ☐ Settled
☐ Consent ☐ Dismissed ☐ Stipulation and Consent
☐ Decision ☐ Order ☐ Vacated

11. Resolution Date (MM/DD/YYYY): ______ ☐ Exact ☐ Explanation

If not exact, provide explanation:

12. A. Were any of the following Sanctions Ordered? (Check all appropriate items):

☐ Monetary/Fine Amount: $ ______ ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution
☐ Censure ☐ Cease and Desist/Injunction ☐ Bar ☐ Suspension

B. Other Sanctions Ordered:

C. Sanction detail: If suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against *applicant* or *control affiliate,* date paid and if any portion of penalty was waived:

13. Provide a brief summary of details related to the action status and (or) disposition and include relevant terms, conditions and dates. (The information must fit within the space provided.)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Item 11H*** of Form BD;

Check ☑ item(s) being responded to:

11H(1) Has any domestic or foreign court:

- ☐ (a) in the past ten years, *enjoined* the *applicant* or a *control affiliate* in connection with any *investmenf-related* activity?
- ☐ (b) ever *found* that the *applicant* or a *control affiliate* was *involved* in a violation of *investment-related* statutes or regulations?
- ☐ (c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against the *applicant* or a *control affiliate* by a state or *foreign financial regulatory authority*?

11H(2) ☐ Is the *applicant* or a *control affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of 11H?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Item 11H. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

- ☐ The *Applicant*
- ☐ *Applicant* and one or more *control affiliate(s)*
- ☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ **No**

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

PART II

1. Court Action initiated by: (Name of regulator, *foreign financial regulatory authority*, *SRO*, commodities exchange, agency, firm, private plaintiff, etc.)

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

2. Principal Relief Sought: (check appropriate item)

☐ Cease and Desist ☐ Disgorgement ☐ Money Damages (Private/Civil Complaint) ☐ Restraining Order
☐ Civil Penalty(ies)/Fine(s) ☐ Injunction ☐ Restitution ☐ Other ____________

Other Relief Sought:

____

____

3. Filing Date of Court Action (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ____

4. Principal Product Type: (check appropriate item)

☐ Annuity(ies) - Fixed
☐ Annuity(ies) - Variable
☐ CD(s)
☐ Commodity Option(s)
☐ Debt - Asset Backed
☐ Debt - Corporate
☐ Debt - Government
☐ Debt - Municipal
☐ Derivative(s)
☐ Direct Investment(s) - DPP & LP Interest(s)
☐ Equity - OTC
☐ Equity Listed (Common & Preferred Stock)
☐ Futures - Commodity
☐ Futures - Financial
☐ Index Option(s)
☐ Insurance
☐ Investment Contract(s)
☐ Money Market Fund(s)
☐ Mutual Fund(s)
☐ No Product
☐ Options
☐ Penny Stock(s)
☐ Unit Investment Trust(s)
☐ Other ____________

Other Product Types:

____

5. Formal Action was brought in (include name of Federal, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case Number):

____

6. *Control Affiliate* Employing Firm when activity occurred which led to the civil judicial action (if applicable):

7. Describe the allegations related to this civil action. (The information must fit within the space provided.):

____

____

____

____

____

8. Current Status? ☐ Pending ☐ On Appeal ☐ Final

9. If on appeal, action appealed to (provide name of court): Date Appeal Filed (MM/DD/YYYY):

____

10. If pending, date notice/process was served (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ____

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11. How was matter resolved: (check appropriate item)

☐ Consent ☐ Judgment Rendered ☐ Settled

☐ Dismissed ☐ Opinion ☐ Withdrawn ☐ Other ______________________

12. Resolution Date (MM/DD/YYYY): ____________ ☐ Exact ☐ Explanation

If not exact, provide explanation: ____

13. Resolution Detail:

A. Were any of the following Sanctions Ordered or Relief Granted? (Check appropriate items):

☐ Monetary/Fine ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution

Amount $ ________ ☐ Censure ☐ Cease and Desist/injunction ☐ Bar ☐ Suspension

B. Other Sanctions:

____

____

____

C. Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against *applicant* or *control affiliate,* date paid and if any portion of penalty was waived:

____

____

____

____

14. Provide a brief summary of circumstances related to action(s), allegation(s), disposition(s) and/or finding(s) disclosed above. (The information must fit within the space provided.):

____

____

____

____

____

____

____

____

____

____

____

____

____

____

____

BANKRUPTCY / SIPC DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses *to* ***Item 11I*** of Form BD;

Check ☑ item(s) being responded to:

11I In the past ten years has the *applicant* or a *control affiliate* of the *applicant* ever been a securities firm or a *control affiliate* of a securities firm that:

☐ (1) has been the subject of a bankruptcy petition?

☐ (2) has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*

☐ *Applicant* and one or more *control affiliate(s)*

☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - CONTROL *AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affilliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

PART II

1. Action Type: (check appropriate item)

☐ Bankruptcy ☐ Declaration ☐ Receivership

☐ Compromise ☐ Liquidated ☐ Other ______________

2. Action Date (MM/DD/YYYY): ______ ☐ Exact ☐ Explanation

If not exact, provide explanation: ______________________________

(continued)

BANKRUPTCY / SIPC DISCLOSURE REPORTING PAGE (BD)

(continuation)

3. If the financial action relates to an organization over which the *applicant* or *control affiliate* exercise(d) *control*, enter organization name and the *applicant's* or *control affiliate's* position, title or relationship:

   ____

   Was the Organization *investment-related*? ☐ Yes ☐ **No**

4. Court action brought in (Name of Federal, State or Foreign Court), Location of Court (City or County and State or Country), Docket/Case Number and Bankruptcy Chapter Number (if Federal Bankruptcy Filing):

   ____

5. Is action currently pending? ☐ Yes ☐ **No**

6. If not pending, provide Disposition Type: (check appropriate item)

   ☐ Direct Payment Procedure ☐ Dismissed ☐ Satisfied/Released
   ☐ Discharged ☐ Dissolved ☐ SIPA Trustee Appointed ☐ Other ______________

7. Disposition Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______________________________

8. Provide a brief summary of events leading to the action and if not discharged, explain. (The information must fit within the space provided.):

   ____
   ____
   ____

9. If a SIPA trustee was appointed or a direct payment procedure was begun, enter the amount paid or agreed to be paid by you; or the name of the trustee:

   Currently Open? ☐ Yes ☐ No
   Date Direct Payment Initiated/Filed or Trustee Appointed (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______________________________

10. Provide details to any status/disposition. Include details as to creditors, terms, conditions, amounts due and settlement schedule (if applicable). (The information must fit within the space provided.)

   ____
   ____
   ____
   ____
   ____
   ____
   ____
   ____
   ____
   ____
   ____

BOND DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Item 11J*** of Form BD;

Check ☑ item(s) being responded to:

11J ☐ Has a bonding company ever denied, paid out on, or revoked a bond for the *applicant*?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

1. Firm Name: (Policy Holder)

2. Bonding Company Name:

3. Disposition Type: (check appropriate item)

   ☐ Denied ☐ Payout ☐ Revoked

4. Disposition Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______________________

5. If disposition resulted in Payout, list Payout Amount and Date Paid:

6. Summarize the details of circumstances leading to the necessity of the bonding company action: (The information must fit within the space provided.)

JUDGMENT / LIEN DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Item 11K*** of Form BD;

Check ☑ item(s) being responded to:

11K ☐ Does the *applicant* have any unsatisfied judgments or liens against it?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

1. Judgment/Lien Amount:

2. Judgment/Lien Holder:

3. Judgment/Lien Type: (check appropriate item)

   ☐ Civil ☐ Default ☐ Tax

4. Date Filed (MM/DD/YYYY): ____ ☐ Exact ☐ Explanation

   If not exact, provide explanation: ____

5. Is Judgment/Lien outstanding? ☐ Yes ☐ No

   If No, provide status date (MM/DD/YYYY): ____ ☐ Exact ☐ Explanation

   If not exact, provide explanation: ____

   If No, how was matter resolved? (check appropriate item)

   ☐ Discharged ☐ Released ☐ Removed ☐ Satisfied

6. Court (Name of Federal, State or Foreign Court), Location of Court (City or County and State or Country) and Docket/Case Number:

7. Provide a brief summary of events leading to the action and any payment schedule details including current status (if applicable). (The information must fit within the space provided.):

OMB APPROVAL	
OMB Number:	3235-0018
Expires:	August 31, 2014
Estimated average burden	
hours per response............	0.25

Form BDW

Uniform Request for Broker-Dealer Withdrawal

SEC 122 (04-07)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM BDW INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Broker-Dealers must file Form BDW to withdraw their registration from the Securities and Exchange Commission ("SEC"), Self-Regulatory Organizations ("SROs"), and appropriate *jurisdictions*. These instructions apply to filing Form BDW electronically with the Central Registration Depository ("CRD"). Some *jurisdictions* may require a separate paper filing of Form BDW and/or additional filing requirements. Thus, the applicant should contact the appropriate *jurisdictions(s)* for specific filing requirements.
2. All questions must be answered and all fields requiring a response must be complete before the filing is accepted. If filing Form BDW on paper, enter "None" or "N/A" where appropriate.
3. File Form BDW with the CRD, operated by the NASD. Prior to filing Form BDW, amend Form BD to update any incomplete or inaccurate information.
4. A paper copy of this Form BDW (or a reproduction of this form printed off the CRD), the original manual signature(s), must be retained by the broker-dealer filing the Form BDW and be made available for inspection upon a regulatory request. A paper copy of the initial Form BD filing and amendments to Disclosure Reporting Pages (DRPs BD) also must be retained by the broker-dealer filing the Form BDW.

B. FULL WITHDRAWAL (terminates registration with the SEC, all SROs, and all *jurisdictions*):

1. Complete all items except Item 3.
2. If Item 5 is answered "yes," file with the CRD a paper copy of FOCUS Report Part II (or Part IIA for non-carrying or non-clearing firms) "Statement of Financial Condition" and "Computation of Net Capital" sections. For firms that do not file FOCUS Reports, file a statement of financial condition giving the type and amount of the firm's assets and liabilities and net worth. This information must reflect the finances of the firm no earlier than 10 days before this Form BDW is filed.

C. PARTIAL WITHDRAWAL (terminates registration with specific *jurisdictions* and SROs, but does not terminate registration with the SEC and at least one SRO and *jurisdiction*):

1. Complete all items.
2. Check with *jurisdiction(s)* where registered for additional filing requirements.

The CRD mailing address for questions and correspondence is:

NASAA/NASD Central Registration Depository
P. O. Box 9495
Gaithersburg, MD 20898-9495

EXPLANATION OF TERMS

(The following terms are italicized throughout this form.)

The term **JURISDICTION** means a state, the District of Columbia, the Commonwealth of Puerto Rico, the U.S. Virgin Islands, or any subdivision or regulatory body thereof.

The term **INVESTIGATION** includes: (a) grand jury investigations, (b) U.S. Securities and Exchange Commission investigations after the "Wells" notice has been given, (c) NASD Regulation, Inc. investigations after the "Wells" notice has been given or after a person associated with a member, as defined in The NASD By-Laws, has been advised by the staff that it intends to recommend formal disciplinary action or, (d) formal investigations by other SROs or, (e) actions or procedures designated as *investigations* by *jurisdictions*. The term *investigation* does not include subpoenas, preliminary or routine regulatory inquiries or requests for information, deficiency letters, "blue sheet" requests or other trading questionnaires, or examinations.

The term **INVESTMENT-RELATED** pertains to securities, commodities, banking, insurance or real estate (including, but not limited to, acting as or being associated with a broker-dealer, municipal securities dealer, government securities broker or dealer, issuer, investment company, investment adviser, futures sponsor, bank, or savings association).

Federal Information Law and Requirements – SEC's Collection of Information:

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 15, 15C, 17(a) and 23(a) of the Securities Exchange Act of 1934 authorize the Commission to collect the information on this form from registrants. See 15 U.S.C. §§ 78o, 78o-5, 78q, and 78w. Filing of this Form is mandatory. The principal purpose of this Form is to permit the Commission to determine whether it is in the public interest to permit a broker-dealer to withdraw its registration. The Form also is used by broker-dealers to advise certain self-regulatory organizations and all of the states that they want to withdraw from registration. The Commission and the National Association of Securities Dealers, Inc. maintain files of the information on this Form and will make the information publicly available. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the application facing page of this Form, and any suggestions for clearance requirements of 44 U.S.C. §3507. The information contained in this form is part of a system of records subject to the Privacy Act of 1974, as amended. The Securities and Exchange Commission has published in the Federal Register the Privacy Act Systems of Records Notice for these records.

FORM BDW

UNIFORM REQUEST FOR WITHDRAWAL FROM BROKER-DEALER REGISTRATION

OFFICIAL USE

WARNING: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT MAY CONSTITUTE CRIMINAL VIOLATIONS.

1. A. FULL NAME OF BROKER-DEALER (if sole proprietor, state last, first and middle name):
   B. IRS Emp. Ident. No.:
   C. NAME UNDER WHICH BUSINESS IS CONDUCTED, IF DIFFERENT:
   D. FIRM CRD NO.:
   E. SEC FILE NO.:
   F. FIRM MAIN ADDRESS: NUMBER AND STREET CITY STATE/COUNTRY ZIP+4/POSTAL CODE
   G. MAILING ADDRESS, IF DIFFERENT: NUMBER AND STREET CITY
   H. AREA CODE / TELEPHONE NO.:

2. Check One: ☐ Full Withdrawal (skip item 3) ☐ Partial Withdrawal (Check box(es) where withdrawing in Item 3.)

3. **SEC** ☐ SECURITIES AND EXCHANGE COMMISSION (check only if intending to conduct an intrastate business)

SRO ☐ AMEX ☐ BSE ☐ CBOE ☐ CHX ☐ NSX ☐ NASD ☐ NQX ☐ NYSE ☐ PHLX ☐ ARCA ☐ ISE ☐ OTHER (*specify*) ______

JURISDICTION

☐ Alabama	☐ Hawaii	☐ Michigan	☐ North Carolina	☐ Texas
☐ Alaska	☐ Idaho	☐ Minnesota	☐ North Dakota	☐ Utah
☐ Arizona	☐ Ilinois	☐ Mississippi	☐ Ohio	☐ Vermont
☐ Arkansas	☐ Indiana	☐ Missouri	☐ Oklahoma	☐ Virgin Islands
☐ California	☐ Iowa	☐ Montana	☐ Oregon	☐ Virginia
☐ Colorado	☐ Kansas	☐ Nebraska	☐ Pennsylvania	☐ Washington
☐ Connecticut	☐ Kentucky	☐ Nevada	☐ Puerto Rico	☐ West Virginia
☐ Delaware	☐ Louisiana	☐ New Hampshire	☐ Rhode Island	☐ Wisconsin
☐ District of Columbia	☐ Maine	☐ New Jersey	☐ South Carolina	☐ Wyoming
☐ Florida	☐ Maryland	☐ New Mexico	☐ South Dakota	
☐ Georgia	☐ Massachusetts	☐ New York	☐ Tennessee	

4. Date firm ceased business or withdrew registration request (for partial withdrawals, give the date ceased business in the *jurisdictions* checked in item 3): MM / DD / YYYY

5. Does the broker-dealer owe any money or securities to any customer or broker-dealer? YES ☐ NO ☐

   If partial withdrawal, indicate jurisdiction(s) from which you are withdrawing where you owe funds or securities to customers in such jurisdiction(s): ☐, ☐, ☐.

   If full withdrawal, complete A-D below.
   A. Number of customers owed funds or securities: ☐
   B. Amount of money owed to: customers $ ______ broker-dealers $ ______
   C. Market value of securities owed to: customers $ ______ broker-dealers $ ______
   D. Describe arrangements made for payment:

   ______

   If this is a full withdrawal and Item 5 is answered "yes," file with the CRD a FOCUS Report Part II (or Part IIA for non-carrying or non-clearing firms) "Statement of Financial Condition" and "Computation of Net Capital" sections. For firms that do not file FOCUS Reports, file a statement of financial condition giving the type and amount of the firm's assets and liabilities and net worth. The FOCUS Report and the statement of financial condition must reflect the finances of the firm no earlier than 10 days before this Form BDW is filed.

6. Is the broker-dealer now the subject of or named in any *investment-related*:

	YES	NO
• *investigation*	☐	☐
• consumer-initiated complaint	☐	☐
• private civil litigation	☐	☐

   NOTE: Update any incomplete or inaccurate information contained in item 11 of Form BD.

7. NAME AND ADDRESS OF THE PERSON WHO WILL HAVE CUSTODY OF BOOKS AND RECORDS:
   AREA CODE / TELEPHONE NO.:
   ADDRESS WHERE BOOKS AND RECORDS WILL BE LOCATED, IF DIFFERENT: NUMBER AND STREET CITY STATE/COUNTRY ZIP+4/POSTAL CODE

8. **EXECUTION:** The undersigned certifies that he/she has executed this form on behalf of, and with the authority of, the broker-dealer, and that all information herein, including any attachments hereto, is accurate, complete, and current. The undersigned and broker-dealer further certify that all information previously submitted on Form BD is accurate and complete as of this date, and that the broker-dealer's books and records will be preserved and available for inspection as required by law.

______ Date (MM/DD/YYYY) ______ Name

By: ______ Signature ______ Print Name and Title

Subscribed and sworn before me this ______ day of ______, ______ Year by ______ Notary Public

My Commission expires ______ County of ______ State of ______



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

MARKET-MAKER LETTER OF GUARANTEE

____ ____________________
Name of Trading Permit Holder Acronym

In connection with the qualification of the above named Trading Permit Holder as a Market-Maker on the C2 Options Exchange, Incorporated (C2) and pursuant to C2 Rule 3.10, the undersigned Clearing Participant hereby guarantees and accepts financial responsibility for all transactions on C2 made by, or resulting from any orders, bids, offers, and other messages from the above named Trading Permit Holder when acting as a Market-Maker on C2.

Clearing Participant ______________________________________ ______________
OCC #

Clearing Participant Representative (print) ______________________________________

Clearing Participant Representative (signature) ______________________________________

Clearing Participant Representative Title ___________________________ __________
Date

September 2010

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

1. GENERAL INFORMATION

FIRST NAME:	MIDDLE NAME:	LAST NAME:	SUFFIX:
FIRM CRD #:	*FIRM* NAME:		EMPLOYMENT DATE(MM/DD/YYYY):
FIRM Billing Code:	*INDIVIDUAL CRD* #:		INDIVIDUAL SSN:

Do you have an independent contractor relationship with the above named *firm*?: O Yes O No

Office of Employment Address:

O Registered O Non-Registered	CRD BRANCH #:	NYSE BRANCH CODE#:	*FIRM* BILLING CODE:	O Located At O Supervised From	START DATE:	END DATE:
OFFICE OF EMPLOYMENT ADDRESS STREET 1:		CITY:			STATE:	
OFFICE OF EMPLOYMENT ADDRESS STREET 2:		COUNTRY:			POSTAL CODE:	

Private Residence Check Box: If the Office of Employment address is a private residence, check this box. ☐

O Registered O Non-Registered	CRD BRANCH #:	NYSE BRANCH CODE#:	*FIRM* BILLING CODE:	O Located At O Supervised From	START DATE:	END DATE:
OFFICE OF EMPLOYMENT ADDRESS STREET 1:		CITY:			STATE:	
OFFICE OF EMPLOYMENT ADDRESS STREET 2:		COUNTRY:			POSTAL CODE:	

Private Residence Check Box: If the Office of Employment address is a private residence, check this box. ☐

O Registered O Non-Registered	CRD BRANCH #:	NYSE BRANCH CODE#:	*FIRM* BILLING CODE:	O Located At O Supervised From	START DATE:	END DATE:
OFFICE OF EMPLOYMENT ADDRESS STREET 1:		CITY:			STATE:	
OFFICE OF EMPLOYMENT ADDRESS STREET 2:		COUNTRY:			POSTAL CODE:	

Private Residence Check Box: If the Office of Employment address is a private residence, check this box. ☐

2. FINGERPRINT INFORMATION

Electronic Filing Representation

- O By selecting this option, I represent that I am submitting, have submitted, or promptly will submit to the appropriate *SRO* a fingerprint card as required under applicable *SRO* rules; or
  Fingerprint card barcode ____________________
- O By selecting this option, I represent that I have been employed continuously by the *filing firm* since the last submission of a fingerprint card to CRD and am not required to resubmit a fingerprint card at this time; or,
- O By selecting this option, I represent that I have been employed continuously by the *filing firm* and my fingerprints have been processed by an *SRO* other than FINRA. I am submitting, have submitted, or promptly will submit the processed results for posting to CRD.

Exceptions to the Fingerprint Requirement

- O By selecting one or more of the following two options, I affirm that I am exempt from the federal fingerprint requirement because I/*filing firm* currently satisfy(ies) the requirements of at least one of the permissive exemptions indicated below pursuant to Rule 17f-2 under the Securities Exchange Act of 1934, including any notice or application requirements specified therein:
  - ☐ Rule 17f-2(a)(1)(i)
  - ☐ Rule 17f-2(a)(1)(iii)

Investment Adviser Representative Only Applicants

- O I affirm that I am applying only as an investment adviser representative and that I am not also applying or have not also applied with this *firm* to become a broker-dealer representative. If this radio button/box is selected, continue below.
  - O I am applying for registration only in *jurisdictions* that do not have fingerprint card filing requirements, or
  - O I am applying for registration in *jurisdictions* that have fingerprint card filing requirements and I am submitting, have submitted, or promptly will submit the appropriate fingerprint card directly to the *jurisdictions* for processing pursuant to applicable *jurisdiction* rules.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

3. REGISTRATION WITH UNAFFILIATED FIRMS

Some *jurisdictions* prohibit "dual registration," which occurs when an individual chooses to maintain a concurrent registration as a representative/agent with two or more *firms* (either BD or IA *firms*) that are not *affiliated*. *Jurisdictions* that prohibit dual registration would not, for example, permit a broker-dealer agent working with brokerage *firm* A to maintain a registration with brokerage *firm* B if *firms* A and B are not owned or controlled by a common parent. Before seeking a dual registration status, you should consult the applicable rules or statutes of the *jurisdictions* with which you seek registration for prohibitions on dual registrations or any liability provisions.

Please indicate whether the individual will maintain a "dual registration" status by answering the questions in this section. (Note: An individual should answer 'yes' only if the individual is currently registered and is seeking registration with a *firm* (either BD or IA) that is not *affiliated* with the individual's current employing *firm*. If this is an initial application, an individual must answer 'no' to these questions; a "dual registration" may be initiated only after an initial registration has been established).

Answer "yes" or "no" to the following questions:	Yes	No
A. Will *applicant* maintain registration with a broker-dealer that is not *affiliated* with the *filing firm*? If you answer "yes," list the *firm(s)* in Section 12 (Employment History).	O	O
B. Will *applicant* maintain registration with an investment adviser that is not *affiliated* with the *filing firm*? If you answer "yes," list the *firm(s)* in Section 12 (Employment History).	O	O

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

4. SRO REGISTRATIONS

Check appropriate *SRO* Registration requests.
Qualifying examinations will be automatically scheduled if needed. If you are only scheduling or re-scheduling an exam, skip this section and complete Section 7 (EXAMINATION REQUESTS).

REGISTRATION CATEGORY	FINRA	NYSE	AMEX	BATS-YX	BATS-ZX	BX	EDGA	EDGX	NSX	ARCA	CBOE	C2	CHX	PHLX	ISE	NQX
OP - Registered Options Principal (S4)																
IR - Investment Company and Variable Contracts Products Rep. (S6)																
GS - Full Registration/General Securities Representative (S7)																
TR - Securities Trader (S7)																
TS - Trading Supervisor (S7)																
SU - General Securities Sales Supervisor (S9 and S10)																
BM - Branch Office Manager (S9 and S10)																
SM - Securities Manager (S10)																
AR - Assistant Representative/Order Processing (S11)																
IE - United Kingdom - Limited General Securities Registered Representative (S17)																
DR - Direct Participation Program Representative (S22)																
GP - General Securities Principal (S24)																
IP - Investment Company and Variable Contracts Products Principal (S26)																
FA - Foreign Associate																
FN - Financial and Operations Principal (S27)																
FI - Introducing Broker-Dealer/Financial and Operations Principal (S28)																
RS - Research Analyst (S86, S87)																
RP - Research Principal																
DP - Direct Participation Program Principal (S39)																
OR - Options Representative (S42)																
MR - Municipal Securities Representative (S52)																
MP - Municipal Securities Principal (S53)																
CS - Corporate Securities Representative (S62)																
RG - Government Securities Representative (S72)																
PG - Government Securities Principal (S73)																
SA - Supervisory Analyst (S16)																
PR - Limited Representative - Private Securities Offerings (S82)																
CD - Canada-Limited General Securities Registered Representative (S37)																
CN - Canada-Limited General Securities Registered Representative (S38)																
ET - Equity Trader (S55)																
AM - Allied Member																
AP - Approved Person																
LE - Securities Lending Representative																
LS - Securities Lending Supervisor																
ME - Member Exchange																
FE - Floor Employee																
OF – Officer																
CO - Compliance Official (S14)																
CF - Compliance Official Specialist (S14A)																
PM - Floor Member Conducting Public Business																
PC - Floor Clerk Conducting Public Business																
SC - Specialist Clerk (S21)																
TA - Trading Assistant (S25)																
FP - Municipal Fund (S51)																
IF - In-Firm Delivery Proctor																
MM - Market Maker Authorized Trader-Options (S44)																
FB - Floor Broker																
MB - Market Maker acting as Floor Broker																
OT - Authorized Trader (S7)																
MT - Market Maker Authorized Trader-Equities (S7)																

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

REGISTRATION CATEGORY	FINRA	NYSE	AMEX	BATS-YX	BATS-ZX	BX	EDGA	EDGX	NSX	ARCA	CBOE	C2	CHX	PHLX	ISE	NQX
IB – Investment Banking Representative (S79)																
AF - Floor Broker - Options																
AO - Market Maker - Opt																
AC - Floor Clerk-Options																
CT - Proprietary Trader Compliance Officer (S56, S14)																
PT - Proprietary Trader (S56)																
TP - Proprietary Trader Principal (S56, S24)																
Other ____ (Paper Form Only)																

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

5. JURISDICTION REGISTRATIONS

Check appropriate *jurisdiction(s)* for broker-dealer agent (AG) and/or investment adviser representative (RA) registration requests.

JURISDICTION	AG	RA	JURISDICTION	AG	RA	JURISDICTION	AG	RA	JURISDICTION	AG	RA
Alabama	☐	☐	Illinois	☐	☐	Montana	☐	☐	Puerto Rico	☐	☐
Alaska	☐	☐	Indiana	☐	☐	Nebraska	☐	☐	Rhode Island	☐	☐
Arizona	☐	☐	Iowa	☐	☐	Nevada	☐	☐	South Carolina	☐	☐
Arkansas	☐	☐	Kansas	☐	☐	New Hampshire	☐	☐	South Dakota	☐	☐
California	☐	☐	Kentucky	☐	☐	New Jersey	☐	☐	Tennessee	☐	☐
Colorado	☐	☐	Louisiana	☐	☐	New Mexico	☐	☐	Texas	☐	☐
Connecticut	☐	☐	Maine	☐	☐	New York	☐	☐	Utah	☐	☐
Delaware	☐	☐	Maryland	☐	☐	North Carolina	☐	☐	Vermont	☐	☐
District of Columbia	☐	☐	Massachusetts	☐	☐	North Dakota	☐	☐	Virgin Islands	☐	☐
Florida	☐	☐	Michigan	☐	☐	Ohio	☐	☐	Virginia	☐	☐
Georgia	☐	☐	Minnesota	☐	☐	Oklahoma	☐	☐	Washington	☐	☐
Hawaii	☐	☐	Mississippi	☐	☐	Oregon	☐	☐	West Virginia	☐	☐
Idaho	☐	☐	Missouri	☐	☐	Pennsylvania	☐	☐	Wisconsin	☐	☐
									Wyoming	☐	☐

☐ AGENT OF THE ISSUER REGISTRATION (AI) Indicate 2 letter *jurisdiction* code(s):__________

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

6. REGISTRATION REQUESTS WITH AFFILIATED FIRMS

Will *applicant* maintain registration with *firm(s)* under common ownership or control with the *filing firm*? O Yes O No
If "yes", fill in the details to indicate a request for registration with additional *firm(s)*.
If the individual seeks registration with *firm(s) affiliated* with the *filing firm*, complete the following to make a request for registration with the additional *affiliated firm(s)* other than the *filing firm*.

AFFILIATED FIRM CRD #:	*AFFILIATED FIRM* NAME:
EMPLOYMENT DATE:	Do you have an independent contractor relationship with the above named *firm*?: O Yes O No

AFFILIATED FIRM BILLING CODE:

Office of Employment Address:

O Registered O Non-Registered	CRD BRANCH #:	NYSE BRANCH CODE#:	*FIRM* BILLING CODE:	O Located At O Supervised From	START DATE:	END DATE:
OFFICE OF EMPLOYMENT ADDRESS STREET 1:			CITY:		STATE:	
OFFICE OF EMPLOYMENT ADDRESS STREET 2:			COUNTRY:		POSTAL CODE:	
Private Residence Check Box: If the Office of Employment address is a private residence, check this box. ☐						

O Registered O Non-Registered	CRD BRANCH #:	NYSE BRANCH CODE#:	*FIRM* BILLING CODE:	O Located At O Supervised From	START DATE:	END DATE:
OFFICE OF EMPLOYMENT ADDRESS STREET 1:			CITY:		STATE:	
OFFICE OF EMPLOYMENT ADDRESS STREET 2:			COUNTRY:		POSTAL CODE:	
Private Residence Check Box: If the Office of Employment address is a private residence, check this box. ☐						

O Registered O Non-Registered	CRD BRANCH #:	NYSE BRANCH CODE#:	*FIRM* BILLING CODE:	O Located At O Supervised From	START DATE:	END DATE:
OFFICE OF EMPLOYMENT ADDRESS STREET 1:			CITY:		STATE:	
OFFICE OF EMPLOYMENT ADDRESS STREET 2:			COUNTRY:		POSTAL CODE:	
Private Residence Check Box: If the Office of Employment address is a private residence, check this box. ☐						

☐ Check here to request the same *SRO* and *jurisdiction* registrations for this *affiliated firm* that are requested on this application for the *filing firm*.

☐ Check here to request different *SRO* and *jurisdiction* registrations than requested on this application for your *filing firm*.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

AFFILIATED FIRM FINGERPRINT INFORMATION

Electronic Filing Representation

O By selecting this option, I represent that I am submitting, have submitted, or promptly will submit to the appropriate *SRO* a fingerprint card as required under applicable *SRO* rules; or

Fingerprint card barcode ______________________________

O By selecting this option, I represent that I have been employed continuously by the *filing firm* since the last submission of a fingerprint card to CRD and am not required to resubmit a fingerprint card at this time; or,

O By selecting this option, I represent that I have been employed continuously by the *filing firm* and my fingerprints have been processed by an *SRO* other than FINRA. I am submitting, have submitted, or promptly will submit the processed results for posting to CRD.

Exceptions to the Fingerprint Requirement

O By selecting one or more of the following two options, I affirm that I am exempt from the federal fingerprint requirement because I/*filing firm* currently satisfy(ies) the requirements of at least one of the permissive exemptions indicated below pursuant to Rule 17f-2 under the Securities Exchange Act of 1934, including any notice or application requirements specified therein:

☐ Rule 17f-2(a)(1)(i)

☐ Rule 17f-2(a)(1)(iii)

Investment Adviser Representative Only Applicants

O I affirm that I am applying only as an investment adviser representative and that I am not also applying or have not also applied with this *firm* to become a broker-dealer representative. If this radio button/box is selected, continue below.

O I am applying for registration only in *jurisdictions* that do not have fingerprint card filing requirements, or

O I am applying for registration in *jurisdictions* that have fingerprint card filing requirements and I am submitting, have submitted, or promptly will submit the appropriate fingerprint card directly to the *jurisdictions* for processing pursuant to applicable *jurisdiction* rules.

7. EXAMINATION REQUESTS

Scheduling or Rescheduling Examinations. Complete this section only if you are scheduling or rescheduling an examination or continuing education session. Do not select the Series 63 (S63) or Series 65 (S65) examinations in this section if you have completed Section 5 (JURISDICTION REGISTRATION) and have selected registration in a *jurisdiction*. If you have completed Section 5 (JURISDICTION REGISTRATION), and requested an AG registration in a *jurisdiction* that requires that you pass the S63 examination, an S63 examination will be automatically scheduled for you upon submission of this Form U4. If you have completed Section 5 (JURISDICTION REGISTRATION), and requested an RA registration in a *jurisdiction* that requires that you pass the S65 examination, an S65 examination will be automatically scheduled for you upon submission of this Form U4.

☐ S3	☐ S11	☐ S23	☐ S32	☐ S51	☐ S72	☐ S201	
☐ S4	☐ S14	☐ S24	☐ S37	☐ S52	☐ S73		
☐ S5	☐ S14A	☐ S25	☐ S38	☐ S53	☐ S79		
☐ S6	☐ S15	☐ S26	☐ S39	☐ S55	☐ S82		
☐ S7	☐ S16	☐ S27	☐ S42	☐ S62	☐ S86		
☐ S7A	☐ S17	☐ S28	☐ S44	☐ S63	☐ S87		
☐ S9	☐ S21	☐ S30	☐ S45	☐ S65	☐ S101		
☐ S10	☐ S22	☐ S31	☐ S46	☐ S66	☐ S106		

Other ______________________ (Paper Form Only)

OPTIONAL: Foreign Exam City ______________ Date (MM/DD/YYYY) ______________

If you have taken an exam prior to registering through the CRD system enter the exam type and date taken.

Exam type: ______________________ Date taken (MM/DD/YYYY): ______________

8. PROFESSIONAL DESIGNATIONS

Select each designation you currently maintain.

☐ Certified Financial Planner	☐ Chartered Financial Consultant (ChFC)	☐ Personal Financial Specialist (PFS)
☐ Chartered Financial Analyst (CFA)	☐ Chartered Investment Counselor (CIC)	

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

9. IDENTIFYING INFORMATION/NAME CHANGE

FIRST NAME:	MIDDLE NAME:		LAST NAME:	SUFFIX:
DATE OF BIRTH (MM/DD/YYYY):	STATE/PROVINCE OF BIRTH:		COUNTRY OF BIRTH:	SEX: O Male O Female
HEIGHT (FT):	HEIGHT (IN):	WEIGHT (LBS):	HAIR COLOR:	EYE COLOR:

10. OTHER NAMES

Enter all other names that you have used or are using, or by which you are known or have been known, other than your legal name, since the age of 18. This field should include, for example, nicknames, aliases, and names used before or after marriage.

FIRST NAME:	MIDDLE NAME:	LAST NAME:	SUFFIX:
FIRST NAME:	MIDDLE NAME:	LAST NAME:	SUFFIX:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

11. RESIDENTIAL HISTORY

Starting with the current address, give all addresses for the past 5 years. Report changes as they occur.

FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:

INDIVIDUAL NAME:	**INDIVIDUAL CRD #:**
FIRM NAME:	**FIRM CRD #:**

12. EMPLOYMENT HISTORY

Provide complete employment history for the past 10 years. Include the *firm(s)* noted in Section 1 (GENERAL INFORMATION) and Section 6 (REGISTRATION REQUESTS WITH AFFILIATED FIRMS). Include all *firm(s)* from Section 3 (REGISTRATION WITH UNAFFILIATED FIRMS). Account for all time including full and part-time employments, self-employment, military service, and homemaking. Also include statuses such as unemployed, full-time education, extended travel, or other similar statuses.

Report changes as they occur.

FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

13. OTHER BUSINESS

Are you <u>currently</u> engaged in any other business either as a proprietor, partner, officer, director, employee, trustee, agent or otherwise? (Please exclude non *investment-related* activity that is exclusively charitable, civic, religious or fraternal and is recognized as tax exempt.) If YES, please provide the following details: the name of the other business, whether the business is *investment-related*, the address of the other business, the nature of the other business, your position, title, or relationship with the other business, the start date of your relationship, the approximate number of hours/month you devote to the other business, the number of hours you devote to the other business during securities trading hours, and briefly describe your duties relating to the other business.

O Yes O No

If "Yes," please enter details below.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

14. DISCLOSURE QUESTIONS

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS 'YES', COMPLETE DETAILS OF ALL EVENTS OR PROCEEDINGS ON APPROPRIATE DRP(S)

REFER TO THE EXPLANATION OF TERMS SECTION OF FORM U4 INSTRUCTIONS FOR EXPLANATIONS OF ITALICIZED TERMS.

	YES	NO
Criminal Disclosure		
14A. (1) Have you ever:		
(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony*?	O	O
(b) been *charged* with any *felony*?	O	O
(2) Based upon activities that occurred while you exercised *control* over it, has an organization ever:		
(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic or foreign court to any *felony*?	O	O
(b) been *charged* with any *felony*?	O	O
14B. (1) Have you ever:		
(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving*: investments or an *investment-related* business or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	O	O
(b) been *charged* with a *misdemeanor* specified in 14B(1)(a)?	O	O
(2) Based upon activities that occurred while you exercised *control* over it, has an organization ever:		
(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic or foreign court to a *misdemeanor* specified in 14B(1)(a)?	O	O
(b) been *charged* with a *misdemeanor* specified in 14B(1)(a)?	O	O
Regulatory Action Disclosure	**YES**	**NO**
14C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:		
(1) *found* you to have made a false statement or omission?	O	O
(2) *found* you to have been *involved* in a violation of its regulations or statutes?	O	O
(3) *found* you to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	O	O
(4) entered an *order* against you in connection with *investment-related* activity?	O	O
(5) imposed a civil money penalty on you, or *ordered* you to cease and desist from any activity?	O	O
(6) *found* you to have willfully violated any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board, or *found* you to have been unable to comply with any provision of such Act, rule or regulation?	O	O
(7) *found* you to have willfully aided, abetted, counseled, commanded, induced, or procured the violation by any person of any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board?	O	O
(8) *found* you to have failed reasonably to supervise another person subject to your supervision, with a view to preventing the violation of any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board?	O	O
14D. (1) Has any other Federal regulatory agency or any state regulatory agency or *foreign financial regulatory authority* ever:		
(a) *found* you to have made a false statement or omission or been dishonest, unfair or unethical?	O	O
(b) *found* you to have been *involved* in a violation of *investment-related* regulation(s) or statute(s)?	O	O
(c) *found* you to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked or restricted?	O	O
(d) entered an *order* against you in connection with an *investment-related* activity?	O	O
(e) denied, suspended, or revoked your registration or license or otherwise, by *order*, prevented you from associating with an *investment-related* business or restricted your activities?	O	O

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

14. DISCLOSURE QUESTIONS (CONTINUED)

		YES	NO
	(2) Have you been subject to any *final order* of a state securities commission (or any agency or office performing like functions), state authority that supervises or examines banks, savings associations, or credit unions, state insurance commission (or any agency or office performing like functions), an appropriate *federal banking agency*, or the National Credit Union Administration, that:		
	(a) bars you from association with an entity regulated by such commission, authority, agency, or officer, or from engaging in the business of securities, insurance, banking, savings association activities, or credit union activities; or	O	O
	(b) constitutes a *final order* based on violations of any laws or regulations that prohibit fraudulent, manipulative, or deceptive conduct?	O	O
14E.	**Has any *self-regulatory organization* ever:**		
	(1) *found* you to have made a false statement or omission?	O	O
	(2) *found* you to have been *involved* in a violation of its rules (other than a violation designated as a "*minor rule violation*" under a plan approved by the U.S. Securities and Exchange Commission)?	O	O
	(3) *found* you to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked or restricted?	O	O
	(4) disciplined you by expelling or suspending you from membership, barring or suspending your association with its members, or restricting your activities?	O	O
	(5) *found* you to have willfully violated any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board, or *found* you to have been unable to comply with any provision of such Act, rule or regulation?	O	O
	(6) *found* you to have willfully aided, abetted, counseled, commanded, induced, or procured the violation by any person of any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board?	O	O
	(7) *found* you to have failed reasonably to supervise another person subject to your supervision, with a view to preventing the violation of any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board?	O	O
14F.	**Have you ever had an authorization to act as an attorney, accountant or federal contractor that was revoked or suspended?**	O	O
14G.	**Have you been notified, in writing, that you are now the subject of any:**		
	(1) regulatory complaint or *proceeding* that could result in a "yes" answer to any part of 14C, D or E? (*If "yes", complete the Regulatory Action Disclosure Reporting Page.)*	O	O
	(2) *investigation* that could result in a "yes" answer to any part of 14A, B, C, D or E? (If "*yes*", complete the *Investigation* Disclosure Reporting Page.)	O	O
	Civil Judicial Disclosure	**YES**	**NO**
14H.	**(1) Has any domestic or foreign court ever:**		
	(a) *enjoined* you in connection with any *investment-related* activity?	O	O
	(b) *found* that you were *involved* in a violation of *any investment-related* statute(s) or regulation(s)?	O	O
	(c) dismissed, pursuant to a settlement agreement, *an investment-related* civil action brought against you by a state or *foreign financial regulatory authority*?	O	O
	(2) Are you named in any pending *investment-related* civil action that could result in a "yes" answer to any part of 14H(1)?	O	O
	Customer Complaint/Arbitration/Civil Litigation Disclosure	**YES**	**NO**
14I.	**(1) Have you ever been named as a respondent/defendant in an *investment-related*, consumer-initiated arbitration or civil litigation which alleged that you were *involved* in one or more *sales practice violations* and which:**		
	(a) is still pending, or;	O	O
	(b) resulted in an arbitration award or civil judgment against you, regardless of amount, or;	O	O
	(c) was settled, prior to 05/18/2009, for an amount of $10,000 or more, or;	O	O
	(d) was settled, on or after 05/18/2009, for an amount of $15,000 or more?	O	O

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

14. DISCLOSURE QUESTIONS (CONTINUED)

		YES	NO
	(2) Have you ever been the subject of an *investment-related*, consumer-initiated (written or oral) complaint, which alleged that you were *involved* in one or more *sales practice violations*, and which:		
	(a) was settled, prior to 05/18/2009, for an amount of $10,000 or more, or;	O	O
	(b) was settled, on or after 05/18/2009, for an amount of $15,000 or more?	O	O
	(3) Within the past twenty four (24) months, have you been the subject of an *investment-related*, consumer-initiated, written complaint, not otherwise reported under question 14I(2) above, which:		
	(a) alleged that you were *involved* in one or more *sales practice violations* and contained a claim for compensatory damages of $5,000 or more (if no damage amount is alleged, the complaint must be reported unless the *firm* has made a good faith determination that the damages from the alleged conduct would be less than $5,000), or;	O	O
	(b) alleged that you were *involved* in forgery, theft, misappropriation or conversion of funds or securities?	O	O
	Answer questions (4) and (5) below only for arbitration claims or civil litigation filed on or after 05/18/2009.		
	(4) Have you ever been the subject of an *investment-related*, consumer-initiated arbitration claim or civil litigation which alleged that you were *involved* in one or more *sales practice violations*, and which:		
	(a) was settled for an amount of $15,000 or more, or;	O	O
	(b) resulted in an arbitration award or civil judgment against any named respondent(s)/defendant(s), regardless of amount?	O	O
	(5) Within the past twenty four (24) months, have you been the subject of an *investment-related*, consumer-initiated arbitration claim or civil litigation not otherwise reported under question 14I(4) above, which:		
	(a) alleged that you were *involved* in one or more *sales practice violations* and contained a claim for compensatory damages of $5,000 or more (if no damage amount is alleged, the arbitration claim or civil litigation must be reported unless the *firm* has made a good faith determination that the damages from the alleged conduct would be less than $5,000), or;	O	O
	(b) alleged that you were *involved* in forgery, theft, misappropriation or conversion of funds or securities?	O	O
	Termination Disclosure	**YES**	**NO**
14J.	**Have you ever voluntarily *resigned*, been discharged or permitted to *resign* after allegations were made that accused you of:**		
	(1) violating *investment-related* statutes, regulations, rules, or industry standards of conduct?	O	O
	(2) fraud or the wrongful taking of property?	O	O
	(3) failure to supervise in connection with *investment-related* statutes, regulations, rules or industry standards of conduct?	O	O
	Financial Disclosure	**YES**	**NO**
14K.	**Within the past 10 years:**		
	(1) have you made a compromise with creditors, filed a bankruptcy petition or been the subject of an involuntary bankruptcy petition?	O	O
	(2) based upon events that occurred while you exercised *control* over it, has an organization made a compromise with creditors, filed a bankruptcy petition or been the subject of an involuntary bankruptcy petition?	O	O
	(3) based upon events that occurred while you exercised *control* over it, has a broker or dealer been the subject of an involuntary bankruptcy petition, or had a trustee appointed, or had a direct payment procedure initiated under the Securities Investor Protection Act?	O	O
14L.	**Has a bonding company ever denied, paid out on, or revoked a bond for you?**	O	O
14M.	**Do you have any unsatisfied judgments or liens against you?**	O	O

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

15. SIGNATURES

Please Read Carefully. All signatures required on this Form U4 filing must be made in this section.

A "signature" includes a manual signature or an electronically transmitted equivalent. For purposes of an electronic form filing, a signature is effected by typing a name in the designated signature field. By typing a name in this field, the signatory acknowledges and represents that the entry constitutes in every way, use, or aspect, his or her legally binding signature.

15A. INDIVIDUAL/APPLICANT'S ACKNOWLEDGMENT AND CONSENT This section must be completed on all initial or Temporary Registration form filings.
15B. FIRM/APPROPRIATE SIGNATORY REPRESENTATIONS This section must be completed on all initial or Temporary Registration form filings.
15C. TEMPORARY REGISTRATION ACKNOWLEDGMENT This section must be completed on Temporary Registration form filings to be able to receive Temporary Registration.
15D. INDIVIDUAL/APPLICANT'S AMENDMENT ACKNOWLEDGMENT AND CONSENT This section must be completed on any amendment filing that amends any information in Section 14 (Disclosure Questions) or any Disclosure Reporting Page (DRP).
15E. FIRM/APPROPRIATE SIGNATORY AMENDMENT REPRESENTATIONS This section must be completed on all amendment form filings.
15F. FIRM/APPROPRIATE SIGNATORY CONCURRENCE This section must be completed to concur with a U4 filing made by another *firm* (IA/BD) on behalf of an individual that is also registered with that other *firm* (IA/BD).

15A. INDIVIDUAL/APPLICANT'S ACKNOWLEDGEMENT AND CONSENT

1. I swear or affirm that I have read and understand the items and instructions on this form and that my answers (including attachments) are true and complete to the best of my knowledge. I understand that I am subject to administrative, civil or criminal penalties if I give false or misleading answers.

2. I apply for registration with the *jurisdictions* and *SROs* indicated in Section 4 (SRO REGISTRATION) and Section 5 (JURISDICTION REGISTRATION) as may be amended from time to time and, in consideration of the *jurisdictions* and *SROs* receiving and considering my application, I submit to the authority of the *jurisdictions* and *SROs* and agree to comply with all provisions, conditions and covenants of the statutes, constitutions, certificates of incorporation, by-laws and rules and regulations of the *jurisdictions* and *SROs* as they are or may be adopted, or amended from time to time. I further agree to be subject to and comply with all requirements, rulings, orders, directives and decisions of, and penalties, prohibitions and limitations imposed by the *jurisdictions* and *SROs*, subject to right of appeal or review as provided by law.

3. I agree that neither the *jurisdictions* or *SROs* nor any person acting on their behalf shall be liable to me for action taken or omitted to be taken in official capacity or in the scope of employment, except as otherwise provided in the statutes, constitutions, certificates of incorporation, by-laws or the rules and regulations of the *jurisdictions* and *SROs*.

4. I authorize the *jurisdictions*, *SROs*, and the *designated entity* to give any information they may have concerning me to any employer or prospective employer, any federal, state or municipal agency, or any other *SRO* and I release the *jurisdictions*, *SROs*, and the *designated entity*, and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

5. I agree to arbitrate any dispute, claim or controversy that may arise between me and my *firm*, or a customer, or any other person, that is required to be arbitrated under the rules, constitutions, or by-laws of the *SROs* indicated in Section 4 (SRO REGISTRATION) as may be amended from time to time and that any arbitration award rendered against me may be entered as a judgment in any court of competent *jurisdiction*.

6. For the purpose of complying with the laws relating to the offer or sale of securities or commodities or investment advisory activities, I irrevocably appoint the administrator of each *jurisdiction* indicated in Section 5 (JURISDICTION REGISTRATION) as may be amended from time to time, or such other person designated by law, and the successors in such office, my attorney upon whom may be served any notice, process, pleading, subpoena or other document in any action or *proceeding* against me arising out of or in connection with the offer or sale of securities or commodities, or investment advisory activities or out of the violation or alleged violation of the laws of such *jurisdictions*. I consent that any such action or *proceeding* against me may be commenced in any court of competent *jurisdiction* and proper venue by service of process upon the appointee as if I were a resident of, and had been lawfully served with process in the *jurisdiction*. I request that a copy of any notice, process, pleading, subpoena or other document served hereunder be mailed to my current residential address as reflected in this form or any amendment thereto.

7. I consent that the service of any process, pleading, subpoena, or other document in any *investigation* or administrative *proceeding* conducted by the SEC, CFTC or a *jurisdiction* or in any civil action in which the SEC, CFTC or a *jurisdiction* are plaintiffs, or the notice of any *investigation* or *proceeding* by any *SRO* against the *applicant*, may be made by personal service or by regular, registered or certified mail or confirmed telegram to me at my most recent business or home address as reflected in this Form U4, or any amendment thereto, by leaving such documents or notice at such address, or by any other legally permissible means. I further stipulate and agree that any civil action or administrative *proceeding* instituted by the SEC, CFTC or a *jurisdiction* may be commenced by the service of process as described herein, and that service of an administrative subpoena shall be effected by such service, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

8. I authorize all my employers and any other person to furnish to any *jurisdiction, SRO, designated entity,* employer, prospective employer, or any agent acting on its behalf, any information they have, including without limitation my creditworthiness, character, ability, business activities, educational background, general reputation, history of my employment and, in the case of former employers, complete reasons for my termination. Moreover, I release each employer, former employer and each other person from any and all liability, of whatever nature, by reason of furnishing any of the above information, including that information reported on the Uniform Termination Notice for Securities Industry Registration (Form U5). I recognize that I may be the subject of an investigative consumer report and waive any requirement of notification with respect to any investigative consumer report ordered by any *jurisdiction, SRO, designated entity*, employer, or prospective employer. I understand that I have the right to request complete and accurate disclosure by the *jurisdiction, SRO, designated entity*, employer or prospective employer of the nature and scope of the requested investigative consumer report.

9. I understand and certify that the representations in this form apply to all employers with whom I seek registration as indicated in Section 1 (GENERAL INFORMATION) or Section 6 (REGISTRATION REQUESTS WITH AFFILIATED FIRMS) of this form. I agree to update this form by causing an amendment to be filed on a timely basis whenever changes occur to answers previously reported. Further, I represent that, to the extent any information previously submitted is not amended, the information provided in this form is currently accurate and complete.

10. I authorize any employer or prospective employer to file electronically on my behalf any information required in this form or any amendment thereto; I certify that I have reviewed and approved the information to be submitted to any *jurisdiction* or *SRO* on this Form U4 Application; I agree that I will review and approve all disclosure information that will be filed electronically on my behalf; I further agree to waive any objection to the admissibility of the electronically filed records in any criminal, civil, or administrative *proceeding*.

Applicant or *applicant's* agent has typed *applicant's* name under this section to attest to the completeness and accuracy of this record. The *applicant* recognizes that this typed name constitutes, in every way, use or aspect, his or her legally binding signature.

Date (MM/DD/YYYY) ____________________

____
Signature of *Applicant*

____
Printed Name

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

15B. FIRM/APPROPRIATE SIGNATORY REPRESENTATIONS

THE FIRM MUST COMPLETE THE FOLLOWING:

To the best of my knowledge and belief, the *applicant* is currently bonded where required, and, at the time of approval, will be familiar with the statutes, constitution(s), rules and by-laws of the agency, *jurisdiction* or *SRO* with which this application is being filed, and the rules governing registered persons, and will be fully qualified for the position for which application is being made herein. I agree that, notwithstanding the approval of such agency, *jurisdiction* or *SRO* which hereby is requested, I will not employ the *applicant* in the capacity stated herein without first receiving the approval of any authority that may be required by law.

This *firm* has communicated with all of the *applicant's* previous employers for the past three years and has documentation on file with the names of the persons contacted and the date of contact. In addition, I have taken appropriate steps to verify the accuracy and completeness of the information contained in and with this application.

I have provided the *applicant* an opportunity to review the information contained herein and the *applicant* has approved this information and signed the Form U4.

Date (MM/DD/YYYY)

Printed Name

Signature of *Appropriate Signatory*

15C. TEMPORARY REGISTRATION ACKNOWLEDGEMENT

If an *applicant* has been registered in a *jurisdiction* or *self regulatory organization (SRO)* in the 30 days prior to the date an application for registration is filed with the Central Registration Depository or Investment Adviser Registration Depository, he or she may qualify for a Temporary Registration to conduct securities business in that *jurisdiction* or *SRO* if this acknowledgment is executed and filed with the Form U4 at the *applicant's firm*.

This acknowledgment must be signed only if the *applicant* intends to apply for a Temporary Registration while the application for registration is under review.

I request a Temporary Registration in each *jurisdiction* and/or *SRO* requested on this Form U4, while my registration with the *jurisdiction(s)* and/or *SRO(s)* requested is under review;

I am requesting a Temporary Registration with the *firm* filing on my behalf for the *jurisdiction(s)* and/or *SRO(s)* noted in Section 4 (SRO REGISTRATION) and/or Section 5 (JURISDICTION REGISTRATION) of this Form U4;

I understand that I may request a Temporary Registration only in those *jurisdiction(s)* and/or *SRO(s)* in which I have been registered with my prior *firm* within the previous 30 days;

I understand that I may not engage in any securities activities requiring registration in a *jurisdiction* and/or *SRO* until I have received notice from the CRD or IARD that I have been granted a Temporary Registration in that *jurisdiction* and/or *SRO*;

I agree that until the Temporary Registration has been replaced by a registration, any *jurisdiction* and/or *SRO* in which I have applied for registration may withdraw the Temporary Registration;

If a *jurisdiction* or *SRO* withdraws my Temporary Registration, my application will then be held pending in that *jurisdiction* and/or *SRO* until its review is complete and the registration is granted or denied, or the application is withdrawn;

I understand and agree that, in the event my Temporary Registration is withdrawn by a *jurisdiction* and/or *SRO*, I must immediately cease any securities activities requiring a registration in that *jurisdiction* and/or *SRO* until it grants my registration;

I understand that by executing this Acknowledgment I am agreeing not to challenge the withdrawal of a Temporary Registration; however, I do not waive any right I may have in any *jurisdiction* and/or *SRO* with respect to any decision by that *jurisdiction* and/or *SRO* to deny my application for registration.

Date (MM/DD/YYYY)

Signature of *Applicant*

Printed Name

15D. AMENDMENT INDIVIDUAL/APPLICANT'S ACKNOWLEDGEMENT AND CONSENT

Date (MM/DD/YYYY)

Signature of *Applicant*

Printed Name

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

15E. FIRM/APPROPRIATE SIGNATORY AMENDMENT REPRESENTATIONS

THE FIRM MUST COMPLETE THE FOLLOWING:

Date (MM/DD/YYYY)

Signature of *Appropriate Signatory*

Printed Name

15F. FIRM/APPROPRIATE SIGNATORY CONCURRENCE

By typing an appropriate signatory's name in this field, I swear or affirm that I have reviewed and that I concur with this filing:

Date (MM/DD/YYYY)

Signature of *Appropriate Signatory*

Printed Name

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

ATTACHMENT SHEET	
Use this attachment to report continued information.	
SECTION NUMBER	ANSWER

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

DISCLOSURE REPORTING PAGES

U4 - BANKRUPTCY/SIPC/COMPROMISE WITH CREDITORS DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐ **INITIAL** or ☐**AMENDED** response to report details for affirmative response(s) to ***Question(s) 14K*** on Form U4;

Check the question(s) you are responding to, regardless of whether you are answering the question(s) "yes" or amending the answer(s) to "no":

☐**14K(1)** ☐**14K(2)** ☐**14K(3)**

If events result in affirmative answers to both 14K(1) and 14K(2), details to each must be provided on separate DRPs.

1. Action Type (select appropriate item):
   O Bankruptcy [Circle one: Chapter 7, Chapter 11, Chapter 13, Other]
   O Compromise O Declaration O Liquidation O Receivership O Other:____________________

2. Action Date (MM/DD/YYYY) (Provide date bankruptcy was filed, or date SIPC was initiated, or date of compromise with creditor):________________________ O Exact O Explanation
   If not exact, provide explanation:

3. If the financial action relates to an organization over which you exercise(d) *control*, provide:
   A. Organization Name:________________________
   B. Position, title or relationship:________________________
   C. *Investment-related* business? O Yes O No

4. Court action brought in: O Federal Court O State Court O Foreign Court O Other:____________________
   A. Name of Court:________________________
   B. Location of Court (City or County and State or Country):________________________
   C. Docket/Case#:____________
   ☐Check this box if the Docket/Case# is your SSN, a Bank Card number, or a Personal Identification Number.

5. Is action currently pending? O Yes O No

6. If not pending, provide Disposition Type (select appropriate item):
   O Direct Payment Procedure O Discharged O Dismissed O Dissolved O SIPA Trustee Appointed
   O Satisfied/Released O Other:____________________

7. Disposition Date (MM/DD/YYYY):________________________ O Exact O Explanation
   If not exact, provide explanation:

8. If a compromise with creditors, provide:
   A. Name of Creditor:________________________
   B. Original amount owed: $__________
   C. Terms/Compromise reached with creditor:

9. If a SIPA trustee was appointed or a direct payment procedure was begun:
   A. Provide the amount paid or agreed to be paid by you: $__________ ; or
   The name of the Trustee:________________________
   B. Currently Open? O Yes O No
   C. Date Direct Payment Initiated/Filed or Trustee Appointed (MM/DD/YYYY):____________________ O Exact O Explanation
   If not exact, provide explanation:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - BANKRUPTCY/SIPC/COMPROMISE WITH CREDITORS DRP (CONTINUED)

Rev. DRP (05/2009)

10. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the action as well as the current status or final disposition. Your information must fit within the space provided.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - BOND DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐**INITIAL** or ☐**AMENDED** response to report details for affirmative response(s) to ***Question(s) 14L*** on Form U4;
Check the question(s) you are responding to, regardless of whether you are answering the question(s) "yes" or amending the answer(s) to "no":

☐**14L**

If multiple, unrelated events result in the same affirmative answer, details must be provided on separate DRPs.

1. Firm Name (Policy Holder): ______________________________

2. Bonding Company Name: ______________________________

3. Disposition Type: O Denied O Payout O Revoked

4. Disposition Date (MM/DD/YYYY):______________________ O Exact O Explanation
   If not exact, provide explanation:

5. If disposition resulted in Payout:
   A. Payout Amount: $____________
   B. Date Paid (MM/DD/YYYY):______________________ O Exact O Explanation
   If not exact, provide explanation:

6. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the action as well as the current status or final disposition. Your information must fit within the space provided.

INDIVIDUAL NAME:	**INDIVIDUAL CRD #:**
FIRM NAME:	**FIRM CRD #:**

U4 - CIVIL JUDICIAL DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐ **INITIAL** or ☐ **AMENDED** response to report details for affirmative response(s) to ***Question(s) 14H*** on Form U4;

Check the question(s) you are responding to, regardless of whether you are answering the question(s) "yes" or amending the answer(s) to "no":

☐14H(1)(a) ☐14H(1)(b) ☐14H(1)(c) ☐14H(2)

One event may result in more than one affirmative answer to the above items. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

1. Court Action initiated by:
   A. (Select appropriate item):
   O SEC O Other Federal Agency O *Jurisdiction* O *Foreign Financial Regulatory Authority* O *Firm* O Private Plaintiff
   B. Name of party initiating the proceeding:____________________________

2. Relief Sought: (select all that apply):
   ☐Cease and Desist ☐Injunction ☐Restraining Order
   ☐Civil and Administrative Penalty(ies)/Fine(s) ☐Monetary Penalty other than Fines ☐Other:________________
   ☐Disgorgement ☐Restitution

3. A. Filing Date of Court Action (MM/DD/YYYY):____________ O Exact O Explanation
   If not exact, provide explanation:

   B. Date notice/process was served (MM/DD/YYYY):____________ O Exact O Explanation
   If not exact, provide explanation:

4. Product Type(s): (select all that apply)

☐No Product	☐Derivative	☐Mutual Fund
☐Annuity-Charitable	☐Direct Investment-DPP & LP Interest	☐Oil & Gas
☐Annuity-Fixed	☐Equipment Leasing	☐Options
☐Annuity-Variable	☐Equity Listed (Common & Preferred Stock)	☐Penny Stock
☐Banking Product (other than CD)	☐Equity-OTC	☐Prime Bank Instrument
☐CD	☐Futures Commodity	☐Promissory Note
☐Commodity Option	☐Futures-Financial	☐Real Estate Security
☐Debt-Asset Backed	☐Index Option	☐Security Futures
☐Debt-Corporate	☐Insurance	☐Unit Investment Trust
☐Debt-Government	☐Investment Contract	☐Viatical Settlement
☐Debt-Municipal	☐Money Market Fund	☐Other:____________

5. Formal Action was brought in:
   O Federal Court O State Court O Foreign Court O Military Court O Other:________________
   A. Name of Court:________________________________
   B. Location of Court (City or County <u>and</u> State or Country):________________________
   C. Docket/Case#:________

6. Employing *Firm* when activity occurred which led to the civil judicial action:________________________

7. Describe the allegations related to this civil action. (Your information must fit within the space provided.):

8. Current Status? O Pending O On Appeal O Final

9. If pending and any limitations or restrictions are currently in effect, provide details:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CIVIL JUDICIAL DRP (CONTINUED)

Rev. DRP (05/2009)

10. If on appeal:
    A. Action appealed to (provide name of court):______
    B. Court Location:______
    C. Docket/Case#:______
    D. Date appeal filed (MM/DD/YYYY):______ O Exact O Explanation
    If not exact, provide explanation:
    E. Appeal details (including status):
    F. If on Appeal and any limitations or restrictions are currently in effect, provide details:

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 13 only.

11. Resolution Detail:
    A. How was matter resolved? (select appropriate item):
    O Consent O Judgment Rendered O Settled
    O Vacated O Vacated Nunc Pro Tunc / ab initio O Dismissed
    O Withdrawn O Other:______
    B. Resolution Date (MM/DD/YYYY):______ O Exact O Explanation
    If not exact, provide explanation:

12. Sanction Detail:
    A. Were any of the following Sanctions Ordered or Relief Granted? (select all that apply):
    ☐ Civil and Administrative Penalty(ies)/Fine(s) ☐ Injunction
    ☐ Cease and Desist ☐ Monetary Penalty other than fines
    ☐ Disgorgement ☐ Restitution
    B. Other Sanctions:______
    C. If *enjoined*, provide:

Injunction Details

Registration Capacities Affected (e.g., General Securities Principal, Financial Operations Principal, All Capacities, etc.):

Duration (length of time):______ O Exact O Explanation
If not exact, provide explanation:

Start Date (MM/DD/YYYY):______ O Exact O Explanation
If not exact, provide explanation:

End Date (MM/DD/YYYY):______ O Exact O Explanation
If not exact, provide explanation:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CIVIL JUDICIAL DRP (CONTINUED)

Rev. DRP (05/2009)

Injunction Details

Registration Capacities Affected (e.g., General Securities Principal, Financial Operations Principal, All Capacities, etc.):

Duration (length of time):____________________ O Exact O Explanation
If not exact, provide explanation:

Start Date (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

End Date (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

Injunction Details

Registration Capacities Affected (e.g., General Securities Principal, Financial Operations Principal, All Capacities, etc.):

Duration (length of time):____________________ O Exact O Explanation
If not exact, provide explanation:

Start Date (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

End Date (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

D. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide:

Monetary Related Sanction Details

Monetary Related Sanction Type: O Monetary Fine O Disgorgement O Restitution O Other (requires explanation)
Explanation:

Total Amount: $________________
Portion levied against you: $________________
Date Paid by You (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

Was any portion of penalty waived? O Yes O No
If yes, amount: $________________

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CIVIL JUDICIAL DRP (CONTINUED)

Rev. DRP (05/2009)

Monetary Related Sanction Details

Monetary Related Sanction Type: O Monetary Fine O Disgorgement O Restitution O Other (requires explanation)
Explanation:

Total Amount: $________________
Portion levied against you: $________________
Date Paid by You (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

Was any portion of penalty waived? O Yes O No
If yes, amount: $________________

Monetary Related Sanction Details

Monetary Related Sanction Type: O Monetary Fine O Disgorgement O Restitution O Other (requires explanation)
Explanation:

Total Amount: $________________
Portion levied against you: $________________
Date Paid by You (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

Was any portion of penalty waived? O Yes O No
If yes, amount: $________________

13. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the action, as well as the current status or disposition and/or finding(s). Your information must fit within the space provided.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CRIMINAL DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐ **INITIAL** or ☐ **AMENDED** response to report details for affirmative response(s to ***Question(s) 14A and 14B*** on Form U4;
Check the question(s) you are responding to, regardless of whether you are answering the question(s) "yes" or amending the answer(s) to "no":

☐ 14A(1)(a) ☐ 14A(2)(a) ☐ 14B(1)(a) ☐ 14B(2)(a)
☐ 14A(1)(b) ☐ 14A(2)(b) ☐ 14B(1)(b) ☐ 14B(2)(b)

Use this DRP to report all charges arising out of the same event. One event may result in more than one affirmative answer to the above items. Multiple counts of the same charge arising out of the same event should be reported on the same DRP. Unrelated criminal actions, including separate cases arising out of the same event, must be reported on separate DRPs.

Applicable court documents (i.e., criminal complaint, information or indictment as well as judgment of conviction or sentencing documents) must be provided to the CRD if not previously submitted.

1. If charge(s) were brought against an organization over which you exercise(d) *control*:
   A. Organization Name:____
   B. *Investment-related* business? O Yes O No
   C. Position, title or relationship:____

2. Formal action was brought in:
   O Federal Court O State Court O Foreign Court O Military Court O Other:________________
   A. Name of Court:____
   B. Location of Court (City or County and State or Country):____
   C. Docket/Case#:____________

3. Event Status:
   A. Current status of the Event? O Pending O On Appeal O Final
   B. Event Status Date (complete unless status is pending) (MM/DD/YYYY):____________ O Exact O Explanation
   If not exact, provide explanation:

4. Event and Disposition Disclosure Detail (Use this for both organizational and individual charges.):
   A. Date First Charged (MM/DD/YYYY):__________________ O Exact O Explanation
   If not exact, provide explanation:

   B. Event and Disposition Detail:

Charge Details (complete every field for each charge.)

Formal Charge/Description:

No. of Counts:________
Felony or *Misdemeanor*: O *Felony* O *Misdemeanor*
Plea for each Charge:____________________________
Disposition of Charge:

O Acquitted O Dismissed O Pre-trial Intervention
O Amended O Found not guilty O Reduced
O Convicted O Pled guilty O Other (requires explanation)
O Deferred Adjudication O Pled not guilty

Explanation:

Date of Amended Charge, if applicable:____________

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CRIMINAL DRP (CONTINUED)

Rev. DRP (05/2009)

If original charge was amended or reduced, specify new charge (i.e., list amended charge or reduced charge):

No. of Counts (for amended or reduced charge):________

Specify if amended or reduced charge is a *Felony* or *Misdemeanor*: O *Felony* O *Misdemeanor* O Other:______________

Plea for each amended or reduced charge:____

Disposition of amended or reduced charge:

O Acquitted O Dismissed O Pre-trial Intervention
O Amended O Found not guilty O Reduced
O Convicted O Pled guilty O Other (requires explanation)
O Deferred Adjudication O Pled not guilty

Explanation:

Charge Details (complete every field for each charge.)

Formal Charge/Description:

No. of Counts:________

Felony or *Misdemeanor*: O *Felony* O *Misdemeanor*

Plea for each Charge:____

Disposition of Charge:

O Acquitted O Dismissed O Pre-trial Intervention
O Amended O Found not guilty O Reduced
O Convicted O Pled guilty O Other (requires explanation)
O Deferred Adjudication O Pled not guilty

Explanation:

Date of Amended Charge, if applicable:________________

If original charge was amended or reduced, specify new charge (i.e., list amended charge or reduced charge):

No. of Counts (for amended or reduced charge):________

Specify if amended or reduced charge is a *Felony* or *Misdemeanor*: O *Felony* O *Misdemeanor* O Other:______________

Plea for each amended or reduced charge:____

Disposition of amended or reduced charge:

O Acquitted O Dismissed O Pre-trial Intervention
O Amended O Found not guilty O Reduced
O Convicted O Pled guilty O Other (requires explanation)
O Deferred Adjudication O Pled not guilty

Explanation:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CRIMINAL DRP (CONTINUED)

Rev. DRP (05/2009)

Charge Details (complete every field for each charge.)

Formal Charge/Description:

No. of Counts:________

Felony or *Misdemeanor*: O *Felony* O *Misdemeanor*

Plea for each Charge:____

Disposition of Charge:

O Acquitted O Dismissed O Pre-trial Intervention
O Amended O Found not guilty O Reduced
O Convicted O Pled guilty O Other (requires explanation)
O Deferred Adjudication O Pled not guilty

Explanation:

Date of Amended Charge, if applicable:________________

If original charge was amended or reduced, specify new charge (i.e., list amended charge or reduced charge):

No. of Counts (for amended or reduced charge):________

Specify if amended or reduced charge is a *Felony* or *Misdemeanor*: O *Felony* O *Misdemeanor* O Other:________________

Plea for each amended or reduced charge:____

Disposition of amended or reduced charge:

O Acquitted O Dismissed O Pre-trial Intervention
O Amended O Found not guilty O Reduced
O Convicted O Pled guilty O Other (requires explanation)
O Deferred Adjudication O Pled not guilty

Explanation:

C. Date of Disposition (MM/DD/YYYY):__________________________ O Exact O Explanation

If not exact, provide explanation:

D. Sentence/Penalty; Duration (if suspension, probation, etc): Start Date of Penalty: (MM/DD/YYYY); End date of Penalty: (MM/DD/YYYY); If Monetary penalty/fine - Amount paid; Date monetary/penalty fine paid: (MM/DD/YYYY) if not exact, provide explanation.

5. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the charge(s) as well as the current status or final disposition. Your information must fit within the space provided.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CUSTOMER COMPLAINT/ARBITRATION/CIVIL LITIGATION DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐ **INITIAL** or ☐ **AMENDED** response to report details for affirmative response(s) to ***Question(s) 14I*** on Form U4;

Check the question(s) you are responding to, regardless of whether you are answering the question(s) "yes" or amending the answer(s) to "no":

☐14I(1)(a) ☐14I(2)(a) ☐14I(3)(a) ☐14I(4)(a) ☐14I(5)(a)
☐14I(1)(b) ☐14I(2)(b) ☐14I(3)(b) ☐14I(4)(b) ☐14I(5)(b)
☐14I(1)(c)
☐14I(1)(d)

One matter may result in more than one affirmative answer to the above items. Use a single DRP to report details relating to a particular matter (i.e., a customer complaint/arbitration/CFTC reparation/civil litigation). Use a separate DRP for each matter.

DRP Instructions:

- Complete items 1-6 for all matters (i.e., customer complaints, arbitrations/CFTC reparations and civil litigation in which a customer alleges that you were *involved* in *sales practice violations* and you are not named as a party, as well as arbitrations/CFTC reparations and civil litigation in which you are named as a party).
- If the matter involves a customer complaint, or an arbitration/CFTC reparation or civil litigation in which a customer alleges that you were *involved* in *sales practice violations* and you are not named as a party, complete items 7-11 as appropriate.
- If a customer complaint has evolved into an arbitration/CFTC reparation or civil litigation, amend the existing DRP by completing items 9 and 10.
- If the matter involves an arbitration/CFTC reparation in which you are a named party, complete items 12-16, as appropriate. If the matter involves a civil litigation in which you are a named party, complete items 17-23.
- Item 24 is an optional field and applies to all event types (i.e., customer complaint, arbitration/CFTC reparation, civil litigation).

Complete items 1-6 for all matters (i.e., customer complaints, arbitrations/CFTC reparations, civil litigation).

1. Customer Name(s):______

2. A. Customer(s) State of Residence (select "not on list" when the customer's residence is a foreign address):______
   B. Other state(s) of residence/detail:

3. Employing *Firm* when activities occurred which led to the customer complaint, arbitration, CFTC reparation or civil litigation:

4. Allegation(s) and a brief summary of events related to the allegation(s) including dates when activities leading to the allegation(s) occurred:

5. Product Type(s): (select all that apply)

☐No Product	☐Derivative	☐Mutual Fund
☐Annuity-Charitable	☐Direct Investment-DPP & LP Interest	☐Oil & Gas
☐Annuity-Fixed	☐Equipment Leasing	☐Options
☐Annuity-Variable	☐Equity Listed (Common & Preferred Stock)	☐Penny Stock
☐Banking Product (other than CD)	☐Equity-OTC	☐Prime Bank Instrument
☐CD	☐Futures Commodity	☐Promissory Note
☐Commodity Option	☐Futures-Financial	☐Real Estate Security
☐Debt-Asset Backed	☐Index Option	☐Security Futures
☐Debt-Corporate	☐Insurance	☐Unit Investment Trust
☐Debt-Government	☐Investment Contract	☐Viatical Settlement
☐Debt-Municipal	☐Money Market Fund	☐Other:______

6. Alleged Compensatory Damage Amount:$______

   O Exact   O Explanation (If no damage amount is alleged, the complaint must be reported unless the *firm* has made a good faith determination that the damages from the alleged conduct would be less than $5,000):

INDIVIDUAL NAME:	**INDIVIDUAL CRD #:**
FIRM NAME:	**FIRM CRD #:**

U4 - CUSTOMER COMPLAINT/ARBITRATION/CIVIL LITIGATION DRP (CONTINUED)

Rev. DRP (05/2009)

If the matter involves a customer complaint, arbitration/CFTC reparation or civil litigation in which a customer alleges that you were *involved* in a *sales practice violation* and you are not named as a party, complete items 7-11 as appropriate. [Note: Report in Items 12-16, or 17-23, as appropriate, only arbitrations/CFTC reparations or civil litigation in which you are named as a party.]

7. A. Is this an oral complaint? O Yes O No

   B. Is this a written complaint? O Yes O No

   C. Is this an arbitration/CFTC reparation or civil litigation? O Yes O No

   If yes, provide:

   i. Arbitration/reparation forum or court name and location:__________

   ii. Docket/Case#:__________

   iii. Filing date of arbitration/CFTC reparation or civil litigation (MM/DD/YYYY):__________

   D. Date received by/served on *firm* (MM/DD/YYYY):__________ O Exact O Explanation

   If not exact, provide explanation:

8. Is the complaint, arbitration/CFTC reparation or civil litigation pending? O Yes O No

   If "No", complete item 9.

9. If the complaint, arbitration/CFTC reparation or civil litigation is not pending, provide status:

   ☐Closed/No Action ☐Withdrawn ☐Denied ☐Settled

   ☐Arbitration Award/Monetary Judgment (for claimants/plaintiffs)

   ☐Arbitration Award/Monetary Judgment (for respondents/defendants)

   ☐Evolved into Arbitration/CFTC reparation (you are a named party)

   ☐Evolved into Civil litigation (you are a named party)

If status is arbitration/CFTC reparation in which you are not a named party, provide details in item 7C.
If status is arbitration/CFTC reparation in which you are a named party, complete items 12-16.
If status is civil litigation in which you are a named party, complete items 17-23.

10. Status Date (MM/DD/YYYY):__________ O Exact O Explanation

    If not exact, provide explanation:

11. Settlement/Award/Monetary Judgment:

    A. Settlement/Award/Monetary Judgment amount: $__________

    B. Your Contribution Amount: $__________

If the matter involves an arbitration or CFTC reparation in which you are a named respondent, complete items 12-16, as appropriate.

12. A. Arbitration/CFTC reparation claim filed with (FINRA, AAA, CFTC, etc.):__________

    B. Docket/Case#:__________

    C. Date notice/process was served (MM/DD/YYYY):__________ O Exact O Explanation

    If not exact, provide explanation:

13. Is arbitration/ CFTC reparation pending? O Yes O No

    If "No", complete item 14.

14. If the arbitration/CFTC reparation is not pending, what was the disposition?

    ☐Award to Applicant (Agent/Representative) ☐Award to Customer ☐Denied ☐Dismissed

    ☐Judgment (other than monetary) ☐No Action ☐Settled ☐Withdrawn

    ☐Other:__________

15. Disposition Date (MM/DD/YYYY):__________ O Exact O Explanation

    If not exact, provide explanation:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CUSTOMER COMPLAINT/ARBITRATION/CIVIL LITIGATION DRP (CONTINUED)

Rev. DRP (05/2009)

16. Monetary Compensation Details (award, settlement, reparation amount):
   A. Total Amount: $_______________
   B. Your Contribution Amount: $_______________

If the matter involves a civil litigation in which you are a defendant, complete items 17-23.

17. Court in which case was filed:
   O Federal Court O State Court O Foreign Court O Military Court O Other:____________________
   A. Name of Court:______________________________
   B. Location of Court (City or County and State or Country):______________________________
   C. Docket/Case#:_______________

18. Date received by/served on *firm* (MM/DD/YYYY):_______________ O Exact O Explanation
   If not exact, provide explanation:

19. Is the civil litigation pending? O Yes O No
   If "No", complete item 20.

20. If the civil litigation is not pending, what was the disposition?
   ☐ Denied ☐ Dismissed ☐ Judgment (other than monetary)
   ☐ Monetary Judgment to Applicant (Agent/Representative) ☐ Monetary Judgment to Customer
   ☐ No Action ☐ Settled ☐ Withdrawn
   ☐ Other:____________________

21. Disposition Date (MM/DD/YYYY):_______________ O Exact O Explanation
   If not exact, provide explanation:

22. Monetary Compensation Details (judgment, restitution, settlement amount):
   A. Total Amount: $_______________
   B. Your Contribution Amount: $_______________

23. If action is currently on appeal:
   A. Enter date appeal filed (MM/DD/YYYY):_______________ O Exact O Explanation
      If not exact, provide explanation:
   B. Court appeal filed in:
      O Federal Court O State Court O Foreign Court O Military Court O Other:____________________
      i. Name of Court:______________________________
      ii. Location of Court (City or County and State or Country):______________________________
      iii. Docket/Case#:_______________

24. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the customer complaint, arbitration/CFTC reparation and/or civil litigation as well as the current status or final disposition(s). Your information must fit within the space provided.

INDIVIDUAL NAME:	**INDIVIDUAL CRD #:**
FIRM NAME:	**FIRM CRD #:**

U4 - INVESTIGATION DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐**INITIAL** or ☐**AMENDED** response to report details for affirmative response(s) to ***Question(s) 14G(2)*** on Form U4;

Check the question(s) you are responding to, regardless of whether you are answering the question(s) "yes" or amending the answer(s) to "no":

☐14G(2)

Complete this DRP only if you are answering "yes" to Item 14G(2). If you answered "yes" to Item 14G(1), complete the Regulatory Action DRP. If you have been notified that the *investigation* has been concluded without formal action, complete items 4 and 5 of this DRP to update. One event may result in more than one *investigation*. If more than one authority is investigating you, use a separate DRP to provide details.

1. *Investigation* initiated by:

A. Notice Received From (select appropriate item):

O *SRO* O *Foreign Financial Regulatory Authority* O *Jurisdiction* O SEC O Other Federal Agency

O Other:__________________________

B. Full name of regulator (if other than the SEC) that initiated the *investigation*:________________________________

2. Notice Date (MM/DD/YYYY):__________________________ O Exact O Explanation

If not exact, provide explanation:

3. Describe briefly the nature of the *investigation*, if known. (Your information must fit within the space provided.):

4. Is *investigation* pending? O Yes O No

If no, complete item 5. If yes, skip to item 6.

5. Resolution Details:

A. Date Closed/Resolved (MM/DD/YYYY):__________________________ O Exact O Explanation

If not exact, provide explanation:

B. How was *investigation* resolved? (select appropriate item):

O Closed Without Further Action O Closed - Regulatory Action Initiated O Other:__________________________

6. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the *investigation*, as well as the current status or final disposition and/or finding(s). Your information must fit within the space provided.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - JUDGMENT/LIEN DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐INITIAL or ☐AMENDED response to report details for affirmative response(s) to ***Question(s) 14M*** on Form U4;

Check the question(s) you are responding to, regardless of whether you are answering the question "yes" or amending the answer(s) to "no":

☐**14M**

If multiple, unrelated events result in the same affirmative answer, details must be provided on separate DRPs.

1. Judgment/Lien Amount:$____________________

2. Judgment/Lien Holder:____________________

3. Judgment/Lien Type: O Civil O Tax

4. Date Filed (MM/DD/YYYY):____________________ O Exact O Explanation

   If not exact, provide explanation:

5. Court action brought in: O Federal Court O State Court O Foreign Court O Other:________________

   A. Name of Court:____________________

   B. Location of Court (City or County and State or Country):____________________

   C. Docket/Case#:__________

   Check this box if the Docket/Case# is your SSN, a Bank Card number, or a Personal Identification Number.

6. Is Judgment/Lien outstanding? O Yes O No

   If "No", complete item 7. If "Yes", skip to item 8.

7. If Judgment/Lien is **not** outstanding, provide:

   A. Status Date (MM/DD/YYYY):____________________ O Exact O Explanation

   If not exact, provide explanation:

   B. How was matter resolved? (select appropriate item): O Discharged O Released O Removed O Satisfied

6. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the action as well as the current status or final disposition. Your information must fit within the space provided.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - REGULATORY ACTION DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐INITIAL or ☐AMENDED response to report details for affirmative response(s) to ***Question(s) 14C, 14D, 14E, 14F and 14G(1)*** on Form U4;

Check the question(s) you are responding to, regardless of whether you are answering the question(s) "yes" or amending the answer(s) to "no":

☐14C(1) ☐14D(1)(a) ☐14E(1) ☐14F
☐14C(2) ☐14D(1)(b) ☐14E(2)
☐14C(3) ☐14D(1)(c) ☐14E(3) ☐14G(1)
☐14C(4) ☐14D(1)(d) ☐14E(4)
☐14C(5) ☐14D(1)(e) ☐14E(5)
☐14C(6) ☐14D(2)(a) ☐14E(6)
☐14C(7) ☐14D(2)(b) ☐14E(7)
☐14C(8)

One event may result in more than one affirmative answer to the above items. Use only one DRP to report details to the same event. If an event gives rise to actions by more than one regulator, provide details to each action on a separate DRP.

1. Regulatory Action initiated by:
   A. (Select appropriate item):
   O SEC O Other Federal Agency O *Jurisdiction* O *SRO* O CFTC O *Foreign Financial Regulatory Authority*
   O *Federal Banking Agency* O National Credit Union Administration O Other:____________
   B. Full name of regulator (if other than the SEC) that initiated the action:____________

2. Sanction(s) Sought (select all that apply):
   ☐Bar ☐Cease and Desist ☐Censure
   ☐Civil and Administrative Penalty(ies)/Fine(s) ☐Denial ☐Disgorgement
   ☐Expulsion ☐Monetary Penalty other than Fines ☐Prohibition
   ☐Reprimand ☐Requalification ☐Rescission
   ☐Restitution ☐Revocation ☐Suspension
   ☐Undertaking ☐Other:____________

3. Date Initiated (MM/DD/YYYY):____________ O Exact O Explanation
   If not exact, provide explanation:

4. Docket/Case#:____________

5. Employing *Firm* when activity occurred which led to the regulatory action:____________

6. Product Type(s) (select all that apply):
   ☐No Product ☐Derivative ☐Mutual Fund
   ☐Annuity-Charitable ☐Direct Investment-DPP & LP Interest ☐Oil & Gas
   ☐Annuity-Fixed ☐Equipment Leasing ☐Options
   ☐Annuity-Variable ☐Equity Listed (Common & Preferred Stock) ☐Penny Stock
   ☐Banking Product (other than CD) ☐Equity-OTC ☐Prime Bank Instrument
   ☐CD ☐Futures Commodity ☐Promissory Note
   ☐Commodity Option ☐Futures-Financial ☐Real Estate Security
   ☐Debt-Asset Backed ☐Index Option ☐Security Futures
   ☐Debt-Corporate ☐Insurance ☐Unit Investment Trust
   ☐Debt-Government ☐Investment Contract ☐Viatical Settlement
   ☐Debt-Municipal ☐Money Market Fund ☐Other:____________

7. Describe the allegations related to this regulatory action. (Your information must fit within the space provided.):

8. Current Status? O Pending O On Appeal O Final

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - REGULATORY ACTION DRP (CONTINUED)

Rev. DRP (05/2009)

9. If pending, are there any limitations or restrictions currently in effect? O Yes O No
   If the answer is 'yes', provide details:

10. If on appeal:
    A. Action appealed to:
    O SEC O *SRO* O CFTC O Federal Court O State Agency or Commission O State Court
    O Other:____________________
    B. Date appeal filed (MM/DD/YYYY):________________ O Exact O Explanation
    If not exact, provide explanation:

    C. Are there any limitations or restrictions currently in effect while on appeal? O Yes O No
    If the answer is 'yes', provide details:

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11. Resolution Detail:
    A. How was matter resolved? (select appropriate item):
    O Acceptance, Waiver & Consent (AWC) O Consent O Decision
    O Decision & Order of Offer of Settlement O Dismissed O Order
    O Settled O Stipulation and Consent O Vacated
    O Vacated Nunc Pro Tunc/ab initio O Withdrawn
    O Other:____________________

    B. Resolution Date (MM/DD/YYYY):________________ O Exact O Explanation
    If not exact, provide explanation:

12. Does the order constitute a *final order* based on violations of any laws or regulations that prohibit fraudulent, manipulative or deceptive conduct? O Yes O No

13. Sanction Detail:
    A. Were any of the following sanctions ordered? (Select all appropriate items):
    ☐ Bar (Permanent) ☐ Bar (Temporary/Time Limited) ☐ Cease and Desist
    ☐ Censure ☐ Civil and Administrative Penalty(ies)/Fine(s) ☐ Denial
    ☐ Disgorgement ☐ Expulsion ☐ Letter of Reprimand
    ☐ Monetary Penalty other than Fines ☐ Prohibition ☐ Requalification
    ☐ Rescission ☐ Restitution ☐ Revocation
    ☐ Suspension ☐ Undertaking
    B. Other sanctions ordered:____________________________________
    C. If suspended or barred, provide:

    Sanction Details

    Sanction type: O Bar (Permanent) O Bar (Temporary/Time Limited) O Suspension
    Registration Capacities affected (e.g., General Securities Principal, Financial Operations Principal, All Capacities, etc.):

    Duration (length of time):________________ O Exact O Explanation
    If not exact, provide explanation:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - REGULATORY ACTION DRP (CONTINUED)

Rev. DRP (05/2009)

Start Date (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

End Date (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

Sanction Details

Sanction type: O Bar (Permanent) O Bar (Temporary/Time Limited) O Suspension
Registration Capacities affected (e.g., General Securities Principal, Financial Operations Principal, All Capacities, etc.):

Duration (length of time):__________________ O Exact O Explanation
If not exact, provide explanation:

Start Date (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

End Date (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

Sanction Details

Sanction type: O Bar (Permanent) O Bar (Temporary/Time Limited) O Suspension
Registration Capacities affected (e.g., General Securities Principal, Financial Operations Principal, All Capacities, etc.):

Duration (length of time):__________________ O Exact O Explanation
If not exact, provide explanation:

Start Date (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

End Date (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - REGULATORY ACTION DRP (CONTINUED)

Rev. DRP (05/2009)

D. If requalification by exam/retraining was a condition of the sanction, provide:

Requalification Details

Requalification type: O Requalification by Exam O Re-Training O Other
Length of time given to requalify/retrain:________________
Type of Exam required:____
Has condition been satisfied? O Yes O No
Explanation:

Requalification Details

Requalification type: O Requalification by Exam O Re-Training O Other
Length of time given to requalify/retrain:________________
Type of Exam required:____
Has condition been satisfied? O Yes O No
Explanation:

Requalification Details

Requalification type: O Requalification by Exam O Re-Training O Other
Length of time given to requalify/retrain:________________
Type of Exam required:____
Has condition been satisfied? O Yes O No
Explanation:

E. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide:

Monetary Sanction Details

Monetary Related Sanction Type: O Civil and Administrative Penalty(ies)/Fine(s) O Disgorgement
O Monetary Penalty other than Fines O Restitution

Total Amount: $________________
Portion Levied against you: $________________
Payment Plan:

Is Payment Plan Current? O Yes O No
Date Paid by you (MM/DD/YYYY):________________ O Exact O Explanation
If not exact, provide explanation:

Was any portion of penalty waived? O Yes O No
If yes, amount: $________________

Monetary Sanction Details

Monetary Related Sanction Type: O Civil and Administrative Penalty(ies)/Fine(s) O Disgorgement
O Monetary Penalty other than Fines O Restitution

Total Amount: $________________
Portion Levied against you: $________________
Payment Plan:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - REGULATORY ACTION DRP (CONTINUED)

Rev. DRP (05/2009)

Is Payment Plan Current? O Yes O No

Date Paid by you (MM/DD/YYYY):________________ O Exact O Explanation

If not exact, provide explanation:

Was any portion of penalty waived? O Yes O No

If yes, amount: $________________

Monetary Sanction Details

Monetary Related Sanction Type: O Civil and Administrative Penalty(ies)/Fine(s) O Disgorgement O Monetary Penalty other than Fines O Restitution

Total Amount: $________________

Portion Levied against you: $________________

Payment Plan:

Is Payment Plan Current? O Yes O No

Date Paid by you (MM/DD/YYYY):________________ O Exact O Explanation

If not exact, provide explanation:

Was any portion of penalty waived? O Yes O No

If yes, amount: $________________

14. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the action as well as the current status or disposition and/or finding(s). Your information must fit within the space provided.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - TERMINATION DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐ **INITIAL** or ☐ **AMENDED** response to report details for affirmative response(s) to ***Question(s) 14J*** on Form U4;

Check the question(s) you are responding to, regardless of whether you are answering the question(s) "yes" or amending the answer(s) to "no":

☐ **14J(1)** ☐ **14J(2)** ☐ **14J(3)**

One event may result in more than one affirmative answer to the above items. Use only one DRP to report details related to the same termination. Use a separate DRP for each termination reported.

1. Firm Name:____

2. Termination Type:

O Discharged O Permitted to Resign O Voluntary Resignation

3. Termination Date (MM/DD/YYYY):__________________ O Exact O Explanation
   If not exact, provide explanation:

4. Allegation(s):

5. Product Type(s): (select all that apply)

☐No Product	☐Derivative	☐Mutual Fund
☐Annuity-Charitable	☐Direct Investment-DPP & LP Interest	☐Oil & Gas
☐Annuity-Fixed	☐Equipment Leasing	☐Options
☐Annuity-Variable	☐Equity Listed (Common & Preferred Stock)	☐Penny Stock
☐Banking Product (other than CD)	☐Equity-OTC	☐Prime Bank Instrument
☐CD	☐Futures Commodity	☐Promissory Note
☐Commodity Option	☐Futures-Financial	☐Real Estate Security
☐Debt-Asset Backed	☐Index Option	☐Security Futures
☐Debt-Corporate	☐Insurance	☐Unit Investment Trust
☐Debt-Government	☐Investment Contract	☐Viatical Settlement
☐Debt-Municipal	☐Money Market Fund	☐Other:____________

6. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the termination. Your information must fit within the space provided.



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

INDIVIDUAL CONSENT TO JURISDICTION

I hereby agree to abide by the Bylaws and Rules of C2 Options Exchange, Incorporated (C2), as they shall be in effect from time to time.

I authorize any governmental agency, national securities exchange, national securities association, commodities exchange and all of my former employers and other persons to furnish to C2, upon its request, any information they may have concerning my character, ability, business activities, reputation and employment history and I hereby release each such person from any and all liability of whatsoever nature by reason of furnishing such information to C2.

I authorize C2 to make available to any governmental agency, national securities exchange, national securities association, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information C2 may have concerning me, and I hereby release C2 from any and all liability of whatsoever nature by reason of furnishing such information.

I agree to promptly update my application materials if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of my application to C2 and prior to any approval of the application.

I acknowledge and agree that under the Fair Credit Reporting Act, C2 may procure or cause to be prepared an investigative consumer report on me, including, without limitation, information as to my character, general reputation, personal characteristics, employment, clearing firm, finances, financial litigation, mode of living, and credit reports, as applicable. The Federal Trade Commission's "Summary of Your Rights under the Fair Credit Reporting Act" is available at: http://www.ftc.gov/bcp/edu/pubs/consumer/credit/cre35.pdf.

I recognize that the statements in the application materials furnished to C2 may be verified by investigation, and hereby declare that they are true, complete and accurate.

Printed Name ____

Signature ______________________________ Date ______________

Name of Organization ______________________________________

Note: All Responsible Person(s) and each associated person of a Permit Holder organization that is required to be disclosed on Exchange Act Form BD as a direct owner, control person or executive officer is required to complete this form.



Registration Services Department
400 S. LaSalle Street
Chicago, Illinois 60605
(312) 786-7449 – Phone
(312) 786-8140 – Fax
www.cboe.org

JOINT ACCOUNT ACTIVATION/TERMINATION

Joint Account Acronym: ____________________ Effective Date: ____________________

Action Requested: ❑ Activation ❑ Termination

Name (Acronym):

____ (______)

____ (______)

____ (______)

____ (______)

____ (______)

Name of C2 TPH Organization ____

Name of Authorized Signatory of C2 TPH Organization ______________________________

Signature of Authorized Signatory of C2 TPH Organization ____________________________

Title ______________________________________ Date ____________________

Clearing TPH OCC# ____________ Fee Received ______________ Date Received ____________



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

ORGANIZATION CONSENT TO JURISDICTION

The undersigned organization hereby agrees to abide by the Bylaws and Rules of C2 Options Exchange, Incorporated (C2), as they shall be in effect from time to time.

The undersigned organization authorizes any governmental agency, national securities exchange, national securities association, commodities exchange or other entity to furnish to C2, upon its request, any information they may have concerning the organization, and the organization hereby releases each such entity from any and all liability of whatsoever nature by reason of furnishing such information to C2.

The undersigned organization authorizes C2 to make available to any governmental agency, national securities exchange, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information C2 may have concerning the organization, and the organization hereby releases C2 from any and all liability of whatsoever nature by reason of furnishing such information.

The organization certifies that all associated persons required to be fingerprinted have been fingerprinted and the organization affirms that it is not associated with a person subject to a statutory disqualification, unless any such individual's association is otherwise appropriately approved by an SRO.

The undersigned organization agrees to promptly update its application materials if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of its application to C2 and prior to any approval of the application.

The undersigned organization recognizes that the statements in the application materials furnished to C2 may be verified by investigation, and hereby declare that they are true, complete and accurate.

Name of Organization ____

Name of Authorized Signatory of the Organization ______________________________

____
(Signature of Authorized Signatory of the Organization)

Title ______________________________ Date ____________________



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

CLEARING PARTICIPANT GUARANTEE FOR LOGIN ACCESS

____ __________
Name of Clearing Participant OCC #

____
Name of Permit Holder

In accordance with C2 Options Exchange, Incorporated (C2) Rule 3.10, Clearing Participant advises C2 that it guarantees and assumes financial responsibility for all transactions on C2 resulting from orders, bids, offers, and other messages that are transmitted through any login access to C2 provided to the above-listed Permit Holder. The Clearing Participant guarantees and assumes financial responsibility for such transactions on C2 even if orders, bids, offers, or other messages transmitted to C2 through the foregoing login access (i) were entered as a result of a failure in applicable security and/or credit controls, (ii) were entered by an unknown or unauthorized user, or (iii) exceeded Clearing Participant's credit parameters.

____ ____________________
Name of Authorized Signatory of Clearing Participant Title

____ ____________________
Signature of Authorized Signatory of Clearing Participant Date

September 2010



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

SPONSORED USER AGREEMENT

This Sponsored User Agreement ("Agreement") is to be entered into and maintained by Sponsoring Permit Holder and Sponsored User with C2 Options Exchange, Incorporated ("C2"), each as identified below, in order for Sponsored User to obtain and maintain authorized electronic access to the System. (See C2 Rule 3.15 for definitions and requirements)

Sponsoring Permit Holder acknowledges and agrees that:

(A) all orders entered by Sponsored User, any person acting on behalf of Sponsored User (e.g., employees or agents of Sponsored User), or any person acting in the name of Sponsored User (e.g., customers of Sponsored User) and any executions occurring as a result of such orders are binding in all respects on Sponsoring Permit Holder;

(B) Sponsoring Permit Holder is responsible for any and all actions taken by Sponsored User and any person acting on behalf of or in the name of Sponsored User;

(C) Sponsoring Permit Holder will be bound by and comply with C2's Bylaws, Rules, Circulars and procedures, as well as any other equivalent documents (the "C2 Rules"); and

(D) Sponsoring Permit Holder must maintain an up-to-date list of persons who could obtain access to C2 on behalf of Sponsored User (i.e., Authorized Traders) and provide that list to the Exchange upon request. In addition, Sponsoring Permit Holder must have reasonable procedures to ensure that Sponsored User and all of Sponsored Users' Authorized Traders: (i) maintain the physical security of C2, which includes, but is not limited to, the equipment for accessing the facilities of C2, to prevent the unauthorized use or access to C2, including the unauthorized entry of information into C2, or the information and data made available therein; and (ii) otherwise comply with the C2 Rules. If C2 determines that Sponsored User or an Authorized Trader has caused Sponsoring Permit Holder to violate the C2 Rules, C2 may direct Sponsoring Permit Holder to suspend or withdraw Sponsored User's status as a Sponsored User or the person's status as an Authorized Trader and, if so directed, Sponsoring Permit Holder must suspend or withdraw such status.

Sponsored User agrees:

(A) to be bound by and comply with the C2 Rules as if Sponsored User were a C2 permit holder;

(B) to maintain, keep current and provide to Sponsoring Permit Holder a list of persons who have been granted access to C2 on behalf of Sponsored User ("Authorized Traders");

(C) to familiarize its Authorized Traders with all of Sponsored User's obligations under Rule 3.15 and assure that they receive appropriate training prior to any use of or access to C2;

(D) to not permit anyone other than Authorized Traders to use or obtain access to C2;

(E) to take reasonable security precautions to prevent unauthorized use or access to C2, including unauthorized entry of information into C2, or the information and data made available by C2 and to be responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Sponsored

User and any person acting on behalf of or in the name of Sponsored User, and for the trading and other consequences thereof;

(F) to establish adequate procedures and controls to permit it to effectively monitor use of and access to C2 by any person acting on behalf of or in the name of Sponsored User for compliance with the terms of these sponsorship provisions; and

(G) to pay when due all amounts, if any, payable to Sponsoring Permit Holder, C2 or any other third parties that arise from Sponsored User's use of or access to C2, including, but not limited to, applicable Exchange and regulatory fees.

(H) that the Sponsoring Permit Holder/Sponsored User relationship in no way conveys any "permit holder," or "associated person" status, interests or rights upon Sponsored User under C2 Rules. Without limiting the generality of the forgoing, Sponsored User status is non-transferable and Sponsored User has no interest in the assets or property of C2, and has no right to share in any distribution of C2. In addition, Sponsored User is not considered a "permit holder" or "associated person of a permit holder" for purposes of the Exchange Act, or the rules and regulations thereunder, and is not subject to the disciplinary jurisdiction of C2.

Sponsoring Permit Holder and Sponsored User must enter into and maintain this Sponsored User Agreement with the Exchange and agree to be bound by any Sponsored User Agreement Schedules issued by C2. Sponsoring Permit Holder and Sponsored User must also enter into and maintain a customer agreement(s) establishing a proper relationship(s) and account(s) through which Sponsored User will be permitted to trade on C2.

To the extent any provision of this Agreement conflicts with any change in applicable law, the regulations of the Securities and Exchange Commission, or C2 Rules, such law, regulation, or C2 Rule shall supersede that provision.

Acknowledged and agreed to by Sponsoring Permit Holder:

Sponsoring Permit Holder's Name: ______________________________

BD No: 8- ____________________ OCC No (if applicable): ____________________

Sponsoring Permit Holder Representative (signature): ______________________________

Sponsoring Permit Holder Representative (name): ______________________________

Phone: ________________ Email: ______________________________

Title: ______________________________ Date: ____________________

Acknowledged and agreed to by Sponsored User:

Sponsored User's Name: ______________________________

BD No: 8 - ____________________(if applicable)

Corporate Form: ________________ State of Organization: ____________________

Sponsored User Representative (signature): ______________________________

Sponsored User Representative (name):______________________________

Business Address: ______________________________

Phone: ____________________ Email: ______________________________

Title: ______________________________ Date: ____________________



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.c2.org

SPONSORED USER
LETTER OF AUTHORIZATION

To be completed, if applicable, by Sponsoring Permit Holder's clearing participant (see C2 Rule 3.15 for definitions and requirements).

To the extent Sponsoring Permit Holder is not a clearing participant, Sponsoring Permit Holder's clearing participant, which must be a C2 permit holder, hereby accepts responsibility for the clearance of Sponsored User's transactions.

Acknowledged and agreed to by Sponsoring Permit Holder's Clearing Participant:

Clearing Participant's Name: ______________________________

BD No: 8 - ____________________ OCC No: ________________

Clearing Participant Representative (signature): ____________________

Clearing Participant Representative (name): ____________________

Phone: ________________ Email: ____________________________

Title: __________________________ Date: __________________

===

Accepted by C2

By (Signature): ______________________________________

Name: ____

Title: ______________________________ Date: ______________


CBOE

EXECUTE SUCCESS℠

C2 TRADING PERMIT & BANDWIDTH PACKET ADDITIONS/REMOVALS

TRADING PERMIT HOLDER NAME:

CONTACT NAME:

CONTACT NUMBER:

EFFECTIVE DATE:

	ADDING	REMOVING
MARKET-MAKER TRADING PERMITS:		
ELECTRONIC ACCESS PERMITS:		
QUOTING & ORDER ENTRY BANDWIDTH PACKETS:		
ORDER ENTRY BANDWIDTH PACKETS:		

Please fill out the above information, indicating the action to be taken for the number of trading permits and/or bandwidth packets listed. E-mail the completed form as an attachment to tradingpermits@cboe.com. C2 Exchange personnel will contact you regarding your request.

Trading permits and bandwidth packets will auto renew for the following month unless the Trading Permit Holder requests to have them removed. Requests to **remove trading permits** must be made by the **25th of the month** (or the preceding day if the 25th is not a business day). Requests to **remove bandwidth packets** must be made by the **last day of the month** to be effective for the following month.

REGISTRATION SERVICES DEPARTMENT USE ONLY

Trading Permit Number/s

Registration Services Department Signature & Date

February 2013

Form 1, 2013 Amendment
C2 Options Exchange, Incorporated
June 25, 2013

EXHIBIT I

For the latest fiscal year of the applicant, audited consolidated financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Enclosed is a copy of CBOE Holdings, Inc.'s 2012 Annual Report and Form 10-K filed with the SEC on February 28, 2013, which includes audited consolidated financial statements for CBOE Holdings, Inc. and Subsidiaries for the fiscal year ended December 31, 2012. There are no separate audited consolidated financial statements for C2 Options Exchange, Incorporated, which is a wholly-owned subsidiary of CBOE Holdings, Inc.

CBOE

40 Years of Innovation



CBOE Holdings, Inc.
Annual Report 2012

On April 26, 1973, a group of traders gathered in the smoking lounge of the Chicago Board of Trade and offered, for the first time, standardized stock option contracts. On that day, 911 contracts changed hands on 16 underlying stocks, and the listed options industry—and the Chicago Board Options Exchange—were born.

As we celebrate CBOE's 40th anniversary, we invite you to learn more about our remarkable history in "CBOE 40"—a video that chronicles CBOE's rise from start-up market to leading global exchange, as told through a series of interviews with CBOE's visionary founders and leaders. For viewing information, go to www.cboe.com.

CBOE 40 Excerpts

"Every time CBOE did something successful, the question was always 'What else can we do? Where do we go next?'—never accepting the status quo that we've now done it all."
—**William Brodsky,** CBOE Holdings Chairman and CEO





"It was the incredible vision of our founders and the entrepreneurial spirit of those first traders and staff that took CBOE from dream to reality."
—**Edward Tilly,** CBOE Holdings President and COO

"CBOE led the way for worldwide change in how derivatives are used. It's a remarkable story."
—**Gary Lahey,** Former Member and CBOE Vice Chairman





"Far and away, the CBOE's growth has outstripped anything I could have imagined."
—**Joseph Sullivan,** CBOE's First President

On the cover: *CBOE then and now. The first day of trading on April 26, 1973 and trading today in the S&P 500 Index options pit.*

1975 1980 1985 1990 1995 2000 2005 2010 2015



1973 CBOE is founded and becomes first marketplace for trading listed options.



1974 New CBOE trading floor opens—a "deck floor" over the main trading floor at the Chicago Board of Trade.



1975 CBOE introduces computerized price reporting; CBOE Clearing Corp. becomes The Options Clearing Corporation (OCC), the industry clearinghouse for all U.S. options trades.


IBM - PUTS

1977 CBOE adds "put" options; acquires the Midwest Stock Exchange's options business.



1978 CBOE introduces Order Support System (OSS), which automates order-routing and limit order book access.



1981 CBOE breaks ground on a 350,000-square-foot building across the street from the Chicago Board of Trade.

1983 CBOE creates options on broad-based stock indexes with the S&P 100 (OEX) and S&P 500 (SPX) Indexes.



1984 CBOE moves into its current building in the heart of Chicago's financial district; annual exchange volume tops 100 million contracts for first time.

1985 CBOE forms The Options Institute, its educational arm, whose mission is to educate investors around the world about options; introduces the Retail Automatic Execution System (RAES) to facilitate electronic execution of small customer orders.

1986 CBOE introduces an Auto Quote system to facilitate firm quotes in less active series.

1987 CBOE introduces Electronic Book to provide more timely order execution and fill reports for limit orders.



1988 CBOE celebrates its 15th anniversary.

1989 Options on interest rates begin trading.



1990 CBOE creates LEAPS, or Long-Term Equity AnticiPation Securities, which feature expirations of up to three years, giving investors the ability to establish long-term positions.



1992 Options on sector and international indexes begin trading.



1993 CBOE creates the CBOE Volatility Index (VIX), which has become the world's barometer of market volatility; CBOE introduces hand-held market-maker terminals; FLexible EXchange (FLEX) options, which feature customizable terms, launch.



1994 Options on the Nasdaq-100 Index listed; PAR (Public Automated Routing system), a PC-based touchscreen for floor brokers, is introduced.


Dow
Jones
at
CBOE

1997 CBOE lists the first options on the Dow Jones Industrial Average.



1998 Founding members celebrate CBOE's 25th anniversary.



1999 CBOE introduces ROS, the Rapid Opening System, significantly reducing the time traditionally needed to open all options series in a class.

2001 CBOE launches CBOE*direct*, a state-of-the-art electronic trading platform.



2002 CBOE S&P 500 BuyWrite Index (BXM), the first major benchmark for tracking options strategy-based performance, is created.



2003 CBOE begins operating a Hybrid trading model that integrates floor and screen-based trading in a single exchange.

2004 CBOE Futures Exchange (CFE) opens and VIX futures begin trading.



2005 CBOE creates Weeklys, short-term options with one week until expiration, allowing investors targeted trading strategies around market news and events. Weeklys in SPX and OEX are initial listings.



2006 CBOE begins trading VIX options; annual exchange volume exceeds 500 million contracts for first time.



2007 CBOE introduces CFLEX, an Internet-based trading system for FLEX options.

2008 Annual exchange volume surpasses one billion contracts for first time.


CBOE
NASDAQ
LISTED

2010 CBOE converts to publicly-traded corporation, CBOE Holdings, with IPO ceremony held on the trading floor; C2, an all-electronic exchange, launches.



2011 SPXpm, a new, electronic S&P 500 Index option contract, launches.



2012 Annual volume in VIX options and futures set sixth and third consecutive records, respectively; CBOE Command, a cutting-edge trade engine technology, goes live.

2013 New London Hub for European customers becomes operational; preparations begin for launch of 24 hour, 5 day a week trading of VIX futures.

To Our Stockholders:

April commemorates the 40th anniversary of the Chicago Board Options Exchange (CBOE) and the U.S. options industry. For four decades, CBOE has been the undisputed options innovator, with nearly every major industry "first" conceived by CBOE. The creation of listed options in 1973; index options in 1983; CBOE Volatility Index (VIX) in 1993; and VIX futures and options in 2004 and 2006, respectively, are CBOE inventions that have profoundly impacted the financial world.

Our dedicated and talented staff works each day believing they can—and will be—part of the next industry breakthrough. It is an environment that fosters innovation: CBOE brings ideas to the marketplace, and market participants bring ideas to CBOE. The impact of this environment is not easily quantified, but we believe it drives very measurable results and makes CBOE truly unique.

By leveraging our expertise in product development, trading technology and investor education, we are leading and shaping the options and volatility space. This is the core of CBOE Holdings' mission and how we not only serve our customers, but create stockholder value. It is why we remain committed to investing in product innovation, building our systems in house and operating our own education facility.

This commitment led to record performance at CBOE Holdings in 2012 as revenues of $512 million, adjusted operating margin of 48.7 percent and adjusted net income allocated to common stockholders of $148 million reached new highs for a second straight year. CBOE Holdings returned $167 million in capital to our stockholders during 2012—$53 million in share repurchases and $114 million through dividend payments, which included a special dividend of $0.75 per share, or $66 million. This was nearly double the $92 million returned to stockholders in 2011. CBOE Holdings' total stockholder return was 19.1 percent in 2012, compared with 15.0 percent in 2011 and the S&P 500's total return of 15.6 percent in 2012.

For a fifth consecutive year, total options trading at CBOE and C2 Options Exchange (C2) surpassed one billion contracts. CBOE Holdings achieved 27.8 percent market share of total options volume, the largest of any exchange company, and a gain of 1.3 percentage points over 2011 despite the entrance of two new markets to the industry. The 23.9 million contracts traded at CBOE Futures Exchange (CFE) was a third consecutive annual record and nearly double 2011's volume.

Product innovation is a cornerstone of our growth strategy and most clearly distinguishes us from our competitors. We continually seek to create new opportunities by expanding our product line and leveraging our intellectual property. The company's diverse product offerings provide investors with tools for virtually any market condition and enable our company to attract business through changing investment climates. It also includes exclusive products—S&P 500 Index (SPX) and CBOE Volatility Index (VIX) options and futures—that generate our highest revenue per contract.

CBOE's S&P 500 complex gives investors different ways to gain exposure to and trade options on the S&P 500 Index, the premier broad market indicator of the U.S. stock market. CBOE's flagship SPX option is the most-actively traded index option in the U.S. and product of choice for institutional trading of large and complex orders. The short-term SPX Weeklys allow targeted trading strategies around market news and events. In February 2013, SPXpm, the newest product in the complex, migrated from the all-electronic C2 to CBOE. Trading on CBOE's hybrid exchange enables both electronic and floor-based trading, while exposing SPXpm to a broader base of potential users and deeper pool of liquidity. The move also united all S&P 500 products on CBOE, making it more straightforward to access the entire complex and easier to execute spreads between those products.

CBOE pioneered the volatility space with the creation of the CBOE Volatility Index (VIX), which has become the world's barometer of market volatility. The VIX Index and VIX options and futures are the centerpiece of CBOE Holdings' volatility franchise, which currently includes more than three dozen products.

Volatility trading, although just nine years old, is the fastest-growing segment of our business. Volume soared to new highs in 2012 despite historically low volatility and depressed trading activity throughout the world's markets. Trading in VIX Index options set a sixth consecutive record, with average daily volume rising 14 percent on the year, while VIX Index futures experienced a third straight record year, with average daily volume increasing 99 percent. The customer base, both in number and types of participants, is expanding. Many investors now view volatility as a new asset class and are employing VIX products for the broader purpose of portfolio diversification.

Strong in-house systems capabilities allow us to engineer trading technology for maximum scalability and cost-efficiency. By year's end, the roll-out of CBOE Command, a new, cutting-edge trade engine technology, was completed. Command gives today's trader the ultimate functionality, speed and reliability, with access to the most comprehensive array of options and volatility products in the world. Command powers all of the company's exchanges from a New York-area data center. With this proximity to East Coast customers, Command virtually eliminates distance latency, while reducing order turnaround and accelerating multi-asset trading across all of our exchanges.

In an effort to expand our international reach, CFE opened a London connectivity hub in February 2013. The cross-connection from England to CBOE Command will provide European customers with an economical and more efficient connection to CFE. We also began preparations to expand VIX Index futures trading to virtually 24 hours a day, five days a week. Extended hours will allow European customers to access a longer trading session in their local time zone, while also meeting the increasing demand from U.S. customers for more continuous trading sessions for VIX futures.

C2, the company's fully electronic market, provides a pure screen-based experience emphasizing speed and efficiency. C2 gives us the ability to offer two distinct options markets—enabling us to cater to a larger universe of market participants and providing greater competitive agility. In response to customers' shifting preference toward certain types of market models, in February 2013, C2 introduced a new DPM-centric (Designated Primary Market-Maker) model featuring a unique spread-based pricing plan unlike anything in the options marketplace.

The growing options and volatility customer base is due, in part, to our ongoing education initiatives. Our commitment to investor education has made CBOE the definitive information source for options and volatility trading. The Options Institute, www.cboe.com, and a variety of educational tools and social media programs are enriching the learning process for investors.

Our annual Risk Management Conference (RMC), now in its 29th year, is the premier educational forum for users of equity derivatives and attracts the financial industry's most sophisticated practitioners. To bolster international outreach, we hosted our first RMC Europe in September. We are planning a second RMC Europe in 2013 and expect, in time, this version will become as popular as its U.S. counterpart.

The company also looks to expand its customer base through targeted business development efforts where we see growth potential. One such area is the over-the-counter (OTC) market, where impending regulatory changes are expected to facilitate the migration of some trading from the OTC space to regulated exchanges. In 2012, we launched CFLEX 2.0, an Internet-based trading system for FLEX options, which has customizable features typically found in OTC trading. Through CFLEX 2.0, customers can access FLEX options with the same CBOE interface used for regular options trading. We also launched S&P 500 Variance futures, which are customized to meet the needs of the OTC variance swap market. We believe CBOE Holdings is a natural home for variance trading, given the close relationship between variance, volatility and SPX trading.

Innovation has been a hallmark of CBOE since its inception. And, as we celebrate the milestone of our 40th anniversary, our entrepreneurial spirit and drive to innovate are as strong as ever. Our ability to provide investors with effective solutions to meet their evolving investment and risk management needs continues to serve our company, customers and stockholders well.

CBOE Holdings' record-setting performance in 2012 would not have been possible without the contributions of our Board of Directors and staff. We thank the Board for their leadership during the year and guidance in charting a strategic course to build the value of our business. We thank our staff for their continued dedication to our corporate mission and ability to make that mission a reality.

We would also like to thank our customers and stockholders for their continued support. To our customers, we value your business and will compete vigorously every day to earn it. To our stockholders, we appreciate your confidence in us and the promise of CBOE Holdings. We work tirelessly to reward that belief.

After our Annual Meeting this May, CBOE Holdings will restructure its executive management team. Ed Tilly will become Chief Executive Officer; Ed Provost will become President and Chief Operating Officer; and Bill Brodsky will move into the new role of Executive Chairman of the Board. The transition has been carefully planned and when completed, our company will be well-positioned to embark on the next great chapter in our history.





Bill Brodsky

William J. Brodsky
Chairman and
Chief Executive Officer

Ed Tilly

Edward T. Tilly
President and
Chief Operating Officer

April 1, 2013

Financial Highlights

As of or for the year ended December 31, 2012 and 2011
(in millions, except per share amounts and closing stock prices)

Operations	2012	2011	Change
Average Daily Volume	4.54	4.83	–6%
Options	4.44	4.78	–7%
Futures	0.10	0.05	100%
Adjusted Operating Revenues	$ 512	$ 508	1%
Adjusted Operating Income	$ 249	$ 246	1%
Adjusted Operating Margin	48.7%	48.4%	30 bps
Adjusted Net Income Allocated to Common Stockholders	$ 148	$ 143	3%

Stock Price Information			
Cash Dividend per Share			
Regular	$ 0.54	$ 0.44	
Special	$ 0.75	—	
Closing Stock Price at Year End	$29.46	$25.86	

Adjusted Operating Revenues
In Millions


$417
$402
$433
$508
$512
2008
2009
2010
2011
2012

Adjusted Operating Margin
Percentage


44.9%
38.7%
40.7%
48.4%
48.7%
2008
2009
2010
2011
2012

Adjusted Diluted EPS
In Dollars


$1.27
$1.03
$1.09
$1.59
$1.69
2008
2009
2010
2011
2012

CBOE Holdings Options Average Daily Volume
In Millions


4.72
4.50
4.44
4.78
4.44
2008
2009
2010
2011
2012

VIX Options Average Daily Volume
In Thousands


103
132
248
389
443
2008
2009
2010
2011
2012

VIX Futures Average Daily Volume
In Thousands


5
5
17
48
95
2008
2009
2010
2011
2012

Financial measures presented on an adjusted basis exclude certain items, including accelerated stock-based compensation, deferred revenue and other unusual items, to present a more meaningful comparison. A full reconciliation of CBOE Holdings' GAAP results to its non-GAAP results is included on page 4 of this annual report.

GAAP to Non-GAAP Reconciliation

(in millions, except per share amounts)

Reconciliation of GAAP Diluted EPS to Non-GAAP	2008	2009	2010	2011	2012
GAAP diluted EPS	$ 1.27	$ 1.17	$ 1.03	$ 1.52	$ 1.78
Adjustment to net income allocated to common stockholders (see below)		(0.14)	0.06	0.07	(0.09)
Adjusted diluted EPS	$ 1.27	$ 1.03	$ 1.09	$ 1.59	$ 1.69

Reconciliation of GAAP Net Income Allocated to Common Stockholders to Non-GAAP					
GAAP net income allocated to common stockholders	$ 115.3	$ 106.5	$ 98.2	$ 136.6	$ 155.3
Operating revenues – recognition of deferred access fee revenue		(24.1)			
Operating revenues – recognition of prior-period revenue			(4.4)		
Operating expenses – exercise right appeal settlement		2.1			
Operating expenses – accelerated stock-based compensation			13.0	0.5	0.3
Operating expenses – severance expense pursuant to an executive employment agreement				3.7	
Operating expenses – estimated liability related to the resolution of an SEC matter					5.0
Other income/expenses – impairment charge			1.6	0.5	
Income tax provision – research and development credits				(0.3)	
Income tax provision – advisory opinion from New York State taxing authorities				4.2	
Income tax provision – significant discrete items					(13.1)
Net income allocated to participating securities – effect of reconciling items			(0.1)	(0.2)	0.1
Income taxes – effect of reconciling items		8.7	(4.1)	(1.9)	(0.1)
Adjusted net income allocated to common stockholders	$ 115.3	$ 93.2	$ 104.2	$ 143.1	$ 147.5
Per share impact of adjustments		$ (0.14)	$ 0.06	$ 0.07	$ (0.09)

Reconciliation of GAAP Operating Margin to Non-GAAP					
GAAP operating revenues	$416.8	$426.1	$ 437.1	$508.1	$512.3
Non-GAAP adjustments noted above		(24.1)	(4.4)	0.0	0.0
Adjusted operating revenues	$416.8	$402.0	$432.7	$508.1	$512.3
GAAP operating income	$ 187.3	$ 177.6	$ 167.3	$ 241.6	$244.1
Non-GAAP adjustments noted above		(22.0)	8.6	4.2	5.3
Adjusted operating income	$ 187.3	$155.6	$175.9	$245.8	$249.4
Adjusted operating margin	44.9%	38.7%	40.7%	48.4%	48.7%

Non-GAAP Information

In addition to disclosing results determined in accordance with GAAP, CBOE Holdings has disclosed certain non-GAAP measures of operating performance. The non-GAAP measures include adjusted operating revenues, adjusted operating expenses, adjusted operating income, adjusted operating margin, adjusted net income allocated to common stockholders and adjusted diluted EPS.

Management believes that the non-GAAP financial measures provide useful and comparative information to assess trends in our core operations and a means to evaluate period-to-period comparisons. Non-GAAP financial measures disclosed by management, including adjusted diluted EPS, are provided as additional information to investors in order to provide them with an alternative method for assessing our financial condition and operating results. These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 001-34774

CBOE HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**20-5446972** (I.R.S. Employer Identification Number)
400 South LaSalle Street **Chicago, Illinois** (Address of principal executive offices)	**60605** (Zip Code)

Registrant's telephone number, including area code
(312) 786-5600

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Unrestricted Common Stock, par value $0.01 per share	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (of for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2012, the aggregate market value of the Registrant's outstanding voting common equity held by non-affiliates was approximately $2.4 billion based on the closing price of $27.52 per share of unrestricted common stock.

The number of outstanding shares of the registrant's common stock as of December 31, 2012 was 87,271,683 shares of unrestricted common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Documents	Form 10-K Reference
Portions of the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders	Part III

TABLE OF CONTENTS

CBOE HOLDINGS, INC.

2012 FORM 10-K

CERTAIN DEFINED TERMS

Throughout this document, unless otherwise specified or the context so requires:

- "CBOE Holdings" refers to CBOE Holdings, Inc. and its subsidiaries after the completion of the restructuring transaction, which occurred on June 18, 2010.
- "CBOE" or the "Exchange" refers to (1) prior to the completion of the restructuring transaction, Chicago Board Options Exchange, Incorporated, a Delaware non-stock corporation, and (2) after the completion of the restructuring transaction, the Chicago Board Options Exchange, Incorporated, a Delaware stock corporation. CBOE became a wholly-owned subsidiary of CBOE Holdings, Inc. on June 18, 2010.
- "C2" refers to C2 Options Exchange, Incorporated, which became a wholly-owned subsidiary of CBOE Holdings, Inc. on June 18, 2010.
- "CFE" refers to CBOE Futures Exchange, LLC, which became a wholly-owned subsidiary of CBOE Holdings, Inc. on June 18, 2010.
- "CFTC" refers to the U.S. Commodity Futures Trading Commission.
- "Delaware Action" refers to the lawsuit, which was entitled CME Group Inc. et al. v. Chicago Board Options Exchange, Incorporated et al. (Civil Action No. 2369-VCN) and filed in the Delaware Court on August 23, 2006, in which the CBOE and its directors were sued in the Delaware Court by the Board of Trade of the City of Chicago, Inc. ("CBOT"), CBOT Holdings, Inc. and two members of the CBOT who purported to represent a class of individuals who claimed that they were, or had the right to become, members of the CBOE.
- "Member" or "Members" refers to, prior to the completion of the restructuring transaction, any person or organization (or any designee of any organization) that held a membership in the CBOE.
- "Our exchanges" refers to CBOE, C2 and CFE.
- The "restructuring transaction" refers to the transaction on June 18, 2010, in which CBOE converted from a Delaware non-stock corporation owned by its Members to a Delaware stock corporation and a wholly-owned subsidiary of CBOE Holdings.
- "SEC" refers to the U.S. Securities and Exchange Commission.
- "Settlement Agreement" means the Stipulation of Settlement, as amended, approved by the Court of Chancery of the State of Delaware in the Delaware Action.
- "SPX" refers to our a.m. settled S&P 500 Index exchange-traded options.
- "We," "us," "our" or "the Company" refers to (1) prior to the completion of the restructuring transaction, CBOE, and, as the context may require, CBOE Holdings, and (2) after the completion of the restructuring transaction, CBOE Holdings and its wholly-owned subsidiaries.
- "VIX" refers to the CBOE Volatility Index methodology.

References to "options" or "options contracts" in the text of this document refer to exchange-traded securities options and references to "futures" refer to futures and securities futures contracts.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. You can identify these statements by forward-looking words such as "may," "might," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," and the negative of these terms and other comparable terminology. All statements that reflect our expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements, including statements in the "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from that expressed or implied by the forward-looking statements. In particular, you should consider the risks and uncertainties described under "Risk Factors" in this Annual Report.

While we believe we have identified material risks, these risks and uncertainties are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Some factors that could cause actual results to differ include:

- the loss of our right to exclusively list certain index option products;
- increasing price competition in our industry;
- compliance with legal and regulatory obligations;
- decreases in the amount of trading volumes or a shift in the mix of products traded on our exchanges;
- legislative or regulatory changes;
- increasing competition by foreign and domestic entities;
- economic, political and market conditions;
- our ability to operate our business without violating the intellectual property rights of others and the costs associated with protecting our intellectual property rights;
- our ability to maintain access fee revenues;
- our ability to accommodate trading volume and order transaction traffic, including increases in trading volume and order transaction traffic, without failure or degradation of performance of our systems;
- our ability to protect our systems and communication networks from security risks, including cyber-attacks;
- our ability to attract and retain skilled management and other personnel;
- our ability to maintain our growth effectively;
- our dependence on third party service providers; and
- the ability of our compliance and risk management methods to effectively monitor and manage our risks.

For a detailed discussion of these and other factors that might affect our performance, see Part I, Item 1A. of this Report. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this filing.

PART I

Item 1. *Business*

Overview

CBOE Holdings, Inc. is the holding company for Chicago Board Options Exchange, Incorporated, C2 Options Exchange, Incorporated, CBOE Futures Exchange, LLC and other subsidiaries.

The primary business of the Company is the operation of markets for the trading of listed, or exchange-traded, options contracts on three broad product categories: 1) the stocks of individual corporations (equity options), 2) various market indexes (index options) and 3) other exchange-traded products (ETP options), such as exchange-traded funds (ETF options) and exchange-traded notes (ETN options). We also offer futures products through our futures market. The Company owns and operates three stand-alone exchanges, but reports the results of its operations in one reporting segment. CBOE is our primary market and offers trading for listed options through a single system that integrates electronic trading and traditional open outcry trading on our trading floor in Chicago. This integration of electronic trading and traditional open outcry trading into a single exchange is known as our Hybrid trading model. C2, launched in October 2010, is our all-electronic exchange that also offers trading for listed options, but with a different market model and fee structure than CBOE. CFE, our all-electronic futures exchange, offers futures on the VIX Index, as well as on other products. All of our exchanges operate on our proprietary technology platform known as CBOE Command.

Since 1974, the first full year of trading on CBOE, trading volume on our exchanges has grown from over 5.6 million contracts to 1.1 billion contracts in 2012, our most recent fiscal year. In addition, the number of exchanges operating markets for the trading of exchange-traded options has expanded to eleven as of December 31, 2012.

The following chart illustrates annual contract volume across the different categories of products traded at the Company for the periods indicated:

	Annual Contract Volume				
	2012	2011	2010	2009	2008
Equities	494,289,301	516,136,937	572,688,137	634,710,477	604,024,956
Indexes	304,339,908	320,389,993	269,989,511	222,787,514	259,499,726
Exchange-traded products	311,792,122	368,364,057	276,362,700	277,266,218	329,830,388
Total Options Volume	1,110,421,331	1,204,890,987	1,119,040,348	1,134,764,209	1,193,355,070
Futures	23,892,931	12,041,102	4,402,378	1,155,318	1,161,019
Total Contract Volume	1,134,314,262	1,216,932,089	1,123,442,726	1,135,919,527	1,194,516,089

Our operating revenues are primarily driven by transaction fee revenues, which are generated on the contracts traded on our exchanges. In order to increase the volume of contracts traded on our exchanges, we strive to develop and promote contracts designed to satisfy the trading, hedging and risk-management needs of our market participants.

Our principal executive offices are located at 400 South LaSalle Street, Chicago, Illinois 60605, and our telephone number is (312) 786-5600.

Our web site is *www.cboe.com*. Information contained on or linked through our web site is not incorporated by reference into this Annual Report on Form 10-K.

History

CBOE was founded in 1973 as a non-stock corporation owned by its Members. CBOE was the first organized marketplace for the trading of standardized, exchange-traded options on equity securities.

CBOE Holdings was incorporated in the State of Delaware on August 15, 2006. In June 2010, CBOE demutualized (see "Restructuring Transaction") and CBOE, C2 and CFE became wholly-owned subsidiaries of CBOE Holdings. In 2004, CBOE began to operate a futures exchange, CFE, and on October 29, 2010, C2, the Company's all-electronic options exchange, initiated operations.

Restructuring Transaction

On June 18, 2010, CBOE converted from a non-stock corporation owned by its Members into a stock corporation that is a wholly-owned subsidiary of CBOE Holdings. In the restructuring transaction, each CBOE regular membership (an "Exchange Seat") owned by a CBOE Member on June 18, 2010 converted into 80,000 shares of Class A common stock of CBOE Holdings. Seat owners received a total of 74,400,000 shares of Class A common stock of CBOE Holdings in the restructuring transaction. In addition, certain persons who satisfied the qualification requirements set forth in the Settlement Agreement in the Delaware Action received a total of 16,333,380 shares of Class B common stock of CBOE Holdings on June 18, 2010. Pursuant to the Settlement Agreement, qualifying members of the plaintiff class received a cash payment of $300.0 million.

Immediately following the issuance of the Class A and Class B common stock, the board of directors of CBOE Holdings declared and paid a special dividend of $1.25 per outstanding share of Class A and Class B common stock, or $113.4 million in the aggregate.

The initial public offering of 13,455,000 shares of unrestricted common stock, including 2,085,774 shares of unrestricted common stock sold by selling stockholders, for a price of $29.00 per share, was completed on June 18, 2010. Net proceeds to the Company after deducting underwriter's fees and commissions and other related expenses were $301.2 million. Costs directly associated with the Company's initial public offering were recorded as a reduction of the gross proceeds received in arriving at the amount recorded in additional paid-in capital.

Upon consummation of the initial public offering, the shares of Class A and Class B common stock not converted into unrestricted common stock and sold in the initial public offering automatically converted into 44,323,803 shares of Class A-1 common stock and 44,323,803 shares of Class A-2 common stock.

The restructuring transaction, completed on June 18, 2010, converted CBOE from a non-stock company with Members into a wholly-owned subsidiary of CBOE Holdings, a corporation with stockholders. Members that owned an Exchange Seat became stockholders of CBOE Holdings.

Tender Offers

On November 24, 2010, the Company completed two concurrent tender offers for 5,983,713 shares of Class A-1 common stock and 5,983,713 shares of Class A-2 common stock at a purchase price of $25.00 per share. The purpose of the tender offers was to allow Class A-1 and Class A-2 stockholders to obtain liquidity for a certain portion of their shares. Subsequent to the closing of the tender offers and automatic conversion of Class A-1 common stock, an additional 31,723 shares of unrestricted common stock and 18,746 shares of Class A-2 common stock were purchased by the Company due to a clerical adjustment. The net proceeds received from our initial public offering were used to purchase the shares of Class A-1 and Class A-2 common stock in the tender offers.

Conversion of Class A-1 and Class A-2 Common Stock

On December 15, 2010 and June 13, 2011, respectively, each share of Class A-1 and Class A-2 common stock issued and outstanding, totaling 38,340,090 and 38,297,994, respectively, converted into one share of unrestricted common stock, totaling 76,638,084 shares. As a result, as of December 31, 2011, no shares of Class A-1 or Class A-2 common stock were outstanding.

Industry

Our primary business of offering exchange-traded options and futures is part of the large and growing global derivatives industry. Derivatives are financial contracts whose value is derived from some other underlying asset or reference value. These underlying assets and reference values include individual stocks, stock indexes, debt instruments, interest rates, currencies, commodities, various benchmarks related to trading and investment strategies, economic indicators and "artificial" assets such as pollution rights. The global derivatives industry includes both exchanges and a large over-the-counter market. The most common types of derivatives are options, futures and swap contracts. These products allow for various types of risk to be isolated and transferred.

Exchange-Traded Options and Futures

Options represent a contract giving the buyer the right, but not the obligation, to buy or sell a specified quantity of an underlying security or index at a specific price for a specific period of time. Options provide investors a means for hedging, speculation and income generation, while at the same time providing leverage with respect to the underlying asset. Options on U.S. securities are traded privately between two parties (known as "over-the-counter" or "OTC" options), as well as traded on U.S. securities exchanges. The vast majority of derivatives traded on U.S. securities exchanges are options on individual equities, market indexes and ETPs. Over-the-counter options that are traded also include options on individual equities, ETPs and indexes, including SPX.

Futures represent a contract in which the buyer and seller agree on a price today for a product to be delivered and paid for in the future. Each contract specifies the quantity of the item and the time of delivery or payment.

Trading

In the listed options market, there are currently options contracts covering approximately 3,200 underlying stocks, indexes and ETPs. The presence of dedicated liquidity providers, including market-makers, is a key feature of the options markets. Market-makers are required to provide continuous bids and offers for substantially all listed option series. In return for these commitments, market-makers receive margin relief as well as other incentives such as participation rights and fee incentives.

Over the past decade, trading in the options market has migrated from being almost exclusively conducted face-to-face, or "open outcry," to being primarily electronic. As a result, many liquidity providers now operate remotely, away from the physical trading floors, and the majority of options trading volume is handled and executed electronically.

Trends

Fragmentation

Over the past ten years, the number of options exchanges has more than doubled, from five exchanges to eleven. Consolidation of any scale at the holding company level last impacted the listed options markets in 2008, when the parent corporations for Amex and NYSE ARCA merged. The ability to offer multiple, differentiated market and pricing models, coupled with the scalability of introducing new exchanges on existing technology, have led to multiple exchange operators, including CBOE, operating more than one exchange. As the business continues to expand, and offer greater margins than the equity trading business, it is possible that our competitors, or new entrants into the exchange business, could open new options exchanges.

Cost Competition

As the number of exchange participants expands, exchanges have become much more aggressive at utilizing fees to attract business. This includes both transaction fees assessed to access liquidity, and incentive programs to attract order flow. Order flow, particularly retail order flow, is the primary driver of option exchange operating results. In the past several years, the competition for this business has become increasingly fierce, with both exchanges and market-makers competing to attract this order flow. Some exchanges have structured their options businesses in partnership with established market participants and order flow providers. Others offer specific payments for order flow, in addition to any economic incentives received from market-makers and other participants.

Technology

Exchanges also differentiate themselves based on the technology, both in terms of functionality and performance, which they employ to attract market participants. Market participants continually demand improved performance and reduced latency. They expect exchanges to provide them with additional functionality, including risk mitigation for market-makers and processing of complex orders.

Competitive Strengths

We have established ourselves as a global leader and innovator in the options industry. We believe we are well positioned to further enhance our leadership position through several key competitive strengths:

- ***Leading Brand, Reputation and Market Position.*** As the world's first options exchange, CBOE's leadership role in options trading is recognized worldwide. We are the largest U.S. options exchange, based on both contract volume and notional value and one of the largest options exchanges in the world. Our opinions and positions on industry issues are sought by regulators, elected officials, industry and finance leaders and policy experts worldwide.
- ***Innovation and Product Development.*** In addition to being the original marketplace for standardized, exchange-traded options, we created the world's first index options and have been the source of many other innovations with respect to products, systems and market structure in the options industry.
    - *Innovation*—We work closely and collaboratively with market participants to introduce new products and services to meet the evolving needs of the derivatives industry. We have introduced innovative products such as index options, options and futures on the VIX Index and other volatility indexes, Long-Term Equity Anticipation Securities ("LEAPS") and FLEX options. Our option strategy benchmark indexes, such as the CBOE S&P 500 BuyWrite Index, the CBOE S&P 500 PutWrite Index, and the CBOE S&P 500 Implied Correlation Index, have received industry awards for innovation. In 2012, we introduced S&P 500 Variance futures on CFE, S&P 500 Range options on CBOE, and security futures and options on the CBOE Emerging Markets ETF Volatility Index and the CBOE Crude Oil ETF Volatility Index, among other products.
    - *Exclusive Products*—We have the exclusive right to list securities options based on the S&P 500, the S&P 100 and the DJIA indexes and have created our own proprietary indexes and index methodologies, including the VIX Index and other volatility products based on the VIX methodology. Some of our exclusive products are among the most actively traded products on CBOE and in the industry. Our proprietary indexes and index methodologies provide benchmarks for options users and investment product issuers, serve as the basis for our exclusive products and provide us with licensing revenue.

- ***Hybrid Trading Model.*** Our Hybrid trading model on CBOE integrates open outcry and electronic trading into a single exchange. We believe that this innovative approach offers our users a diverse pool of liquidity and the ability to execute complex strategies that may not be available on purely screen-based trading systems.
- ***Leading Proprietary Technology Platform.*** We own, operate and maintain our core trading and information technology and systems, and we continue to commit substantial resources towards ongoing development and implementation of these capabilities. Market participants rely on our technology and infrastructure, which provides a high level of availability and reliability. We believe the CBOE Command trading platform is among the most advanced trading platforms in the world. It can simultaneously support both screen and floor-based trading for multiple trading models, products and matching algorithms. The technology underlying CBOE Command is designed for extremely high performance, capable of handling over a million transactions a second with micro-second response time. It is built on open standards providing platform independence and is designed to be scalable for both capacity and throughput.
- ***Liquidity.*** We support the options trading activities of Trading Permit Holders, i.e. individuals or firms that hold trading permits (TPH organizations). We believe that this diverse pool of liquidity providers, in combination with our broad range of products, Hybrid trading model and the CBOE Command trading platform, offers our users the liquid markets they require to effectively execute their trading strategies.
- ***Experienced Management Team.*** Our management team has extensive experience in the options industry, with the members of the senior management team having an average of over 25 years of experience in the options industry. Our management team has demonstrated an ability to grow our business through continued product and technological innovations and to respond to changing industry dynamics through ongoing adaptation of our market model. In addition, as announced in December 2012, effective at the 2013 annual meeting of stockholders, William J. Brodsky, our current Chairman and Chief Executive Officer, will become the Executive Chairman and Edward T. Tilly, our current President and Chief Operating Officer, will become Chief Executive Officer, with Edward L. Provost, our current Executive Vice President and Chief Business Development Officer, assuming the title of President and Chief Operating Officer. Our ability to promote from within demonstrates the talent and depth among senior management at our Company.

Growth Strategy

Despite a decline in current year trading, over the past several years, trading in derivative products has expanded as a result of a number of factors including technological advances that have increased investor access, declining costs to users, globalization and greater understanding of the products by increasingly sophisticated market participants. The Company is well positioned to leverage its competitive strengths to take advantage of these trends.

We intend to further expand our business and increase our revenues and profitability by pursuing the following growth strategies:

- ***Continue to Enhance Our Trading Platform.*** We recognize that the opportunity to participate in the growth of the derivative markets will be driven in great part by the trading functionality and systems capabilities that an exchange offers to market participants. The CBOE Command trading platform offers state-of-the-art functionality, speed, performance, capacity and reliability, providing the ability to support both the hybrid trading model at CBOE and, in alternative configurations, the fully electronic models at C2 and CFE. We intend to use our strong in-house development capabilities and continued investment to further augment the functionality and capacity of our trading systems. In 2012, we moved our trade engine for CBOE and CFE to

New Jersey in order to reduce distance latency for firms trading on our exchanges (C2's trade engine was already located in New Jersey).

- ***Develop Innovative Products.*** We intend to continue to build on our reputation as an industry innovator through the development of new and innovative products. We intend to use licensed products and proprietary intellectual property to create exclusive products that meet the needs of the derivatives industry and enhance our brand. We anticipate that our new and innovative products will help drive trading volumes by attracting new customers to our exchanges and expand the array of products available to existing customers. In addition, we believe our continuing product innovations will generate increased use of our other products, in the same way that VIX products and the CBOE S&P 500 BuyWrite Index have generated additional trading activity in SPX.

- ***Pursue International Opportunities.*** In 2012, we announced plans to open a London hub and expand to nearly 24 hour trading in 2013 on CFE. The hub is intended to provide European firms with a cost-efficient way to send and receive CFE data and execute trades on the exchange. The London hub began operations in February 2013. The extended trading session will be designed to accommodate European firms that want to establish or offset VIX Index futures positions. We also held our first European Risk Management Conference in 2012, building on the success of our domestic Risk Management Conference. We plan to continue pursuing international opportunities to increase trading in our products.

- ***Offer Compelling Economic Market Model.*** Our fee schedule provides benefits to market participants who concentrate their overall trading activity, whether market-maker, agency or firm proprietary, on CBOE. We believe that our fee structure encourages market participants to increase their business at CBOE by reducing the per contract fee or increasing per contract incentives based on the attainment of certain monthly volume thresholds. In 2012, we introduced a new Volume Incentive Program ("VIP") that provides payments to firms that execute volume in excess of certain volume thresholds. Since its introduction, we have introduced changes to VIP to remain competitive. In February 2013, we introduced an innovative pricing model on C2 that bases fees and rebates, for equity options, on the spread between bids and offers, or market width. We regularly review and update our fee schedule to provide an industry-leading economic offering.

- ***Increase Knowledge About Our Products.*** We are committed to educating potential investors about the uses for our products, especially our proprietary products. To that end, we intend to continue our offerings through the Options Institute, including education sessions and published materials, both printed and online. We also educate potential investors through our domestic and European Risk Management Conferences and through participation in industry events. We plan to continue these activities and look for other opportunities to grow the user base for our products.

- ***Attract Over-the-Counter Market Participants.*** We seek to attract participants from the over-the-counter market, who have been under pressure to move trading to a centrally cleared and centrally traded environment. CFLEX, our electronic system for trading FLEX options, allows participants to customize key contract terms including strike price, exercise style and expiration dates of up to fifteen years with the administrative ease and clearing guarantees of standardized listed options. We launched a new version of CFLEX in 2012, CFLEX 2.0, that enables users to conveniently access FLEX options via CBOE Command and standard CBOE interfaces, which is of particular appeal to dealers who are active in OTC equity options. Also, in 2012, we introduced S&P 500 Variance futures on CFE, which we believe will have appeal to OTC market participants. S&P 500 Variance futures offer similar quoting conventions and economic performance as OTC variance swaps, while providing the advantages of exchange-traded contracts—transparency, price discovery and counterparty clearing guarantees.

- ***Expand Service Offerings.*** We believe there are significant opportunities to derive revenue from new and expanded service offerings, including through the sale of market data. Our subsidiary, Market Data Express, LLC ("MDX") sells historical options data, as well as real-time data for certain proprietary products and indexes. It also provides market data through CBOE Streaming Markets ("CSM"), a streaming data feed that includes more detailed information than the data provided by the Options Price Reporting Authority ("OPRA"). In 2013, we plan to enhance CSM's offerings to include market depth. In addition, through a set of arrangements with S&P, we permit S&P to license the Company's proprietary indexes and index methodologies for certain purposes to securities firms and other exchanges. The Company and S&P have agreed that S&P may license one or more clearing agencies to clear OTC options based on the S&P 500 index that meet certain criteria, and that S&P will compensate us for any transaction cleared under such a license based on the notional value of the transaction.

- ***Pursue Select Strategic Opportunities.*** We evaluate strategic opportunities that we believe will enhance stockholder value. We specifically look for strategic opportunities beyond our current businesses that will capitalize on our core competencies and diversify our sources of revenue.

Products

Our options exchanges provide a marketplace for the trading of options contracts that meet criteria established in rules of the respective exchange. The options contracts listed for trading include options on individual equities, options on various market indexes as well as options on ETPs. In addition, we provide marketplaces for trading futures contracts and cash equities through CFE and CBOE Stock Exchange, LLC ("CBSX"), respectively. CBSX is not a consolidated subsidiary of the Company.

- ***Equity Options.*** We offer trading in options with terms of up to nine months on the stocks of approximately 2,800 corporations. The stocks underlying our individual equity options are listed on equity exchanges. In addition, we also offer trading in LEAPS on approximately 850 stocks.

- ***Index Options.*** We offer trading in options on several different broad-based market indexes, including the VIX Index, a proprietary index that we developed, which has become a widely recognized measure of equity market volatility. The index options we list include some of the most widely recognized measures of the U.S. equity markets, such as the S&P 500, the DJIA, the NASDAQ 100 and the Russell 2000. Options based on indexes are among our most actively traded products, with several options listed exclusively with us (for example, options on the S&P 500, S&P 100, DJIA and the VIX Index). We also offer trading in LEAPS on several of our index products.

- ***Options on ETPs.*** We offer trading in options on over 350 ETFs and ETNs based on various domestic and foreign market indexes, as well as on volatility, commodities, currencies and fixed income instruments. We also offer trading in LEAPS on 90 ETPs.

- ***Futures.*** We provide a marketplace for trading futures through our wholly-owned subsidiary, CFE. To date, CFE has focused on the trading of futures related to CBOE-created volatility indexes.

- ***Equities.*** In early 2007, the Company invested, along with several broker dealers, in an exchange that provides a marketplace for individual equity securities. This trading facility, known as CBSX, provides a marketplace for trading stocks listed on equity exchanges. As stated above, CBSX is not a consolidated subsidiary of the Company.

Proprietary Products

The Company has developed several of its own proprietary indexes and index methodologies. These include volatility indexes based on various broad-based market indexes (such as the S&P 500, the DJIA, the NASDAQ 100 and the Russell 2000), volatility indexes based on ETFs and individual stocks, the CBOE S&P 500 Implied Correlation Index and a series of option strategy benchmarks, including BuyWrite, PutWrite and Collar indexes based on the S&P 500 and BuyWrite indexes based on other broad-based market indexes. We also have licensed others to use some of these indexes to create products and have entered into agreements whereby we have granted to others the rights to sub-license some of these indexes. The Company generates revenue from the calculation and dissemination of over thirty real-time index values for third party licensors and from the licensing of our proprietary indexes.

In 2012, we introduced S&P 500 Range options on CBOE, and the CBOE NASDAQ-100 Volatility Index futures and S&P 500 Variance futures, all traded on CFE. Security futures and options on the CBOE Emerging Markets ETF Volatility Index, the CBOE Brazil ETF Volatility Index and the CBOE Crude Oil ETF Volatility Index were also launched on CFE and CBOE, respectively.

Strategic Relationships

The Company also has long-term business relationships with several providers of market indexes. We license their indexes as the basis for index options. In some instances, these licenses provide us with the exclusive right to list options contracts based on these indexes. Of particular note are the following:

- ***S&P 500 and S&P 100 Indexes.*** We are able to offer options contracts on the S&P 500 Index and the S&P 100 Index as a result of a licensing arrangement with S&P Dow Jones Indices, LLC. Under our license with S&P Dow Jones Indices, LLC, CBOE and C2 have the exclusive right to list options on these indexes until 2018 and the right to use these and several other indexes published by Standard & Poor's as the basis for standardized, exchange-traded options contracts until 2022.

- ***DJIA.*** We are able to offer contracts on the Dow Jones Industrial Average (DJIA) as a result of a licensing arrangement with S&P Dow Jones Indices, LLC. This license provides us the right to use the DJIA and several other indexes published by Index Services as the basis for standardized, exchange-traded options contracts. Under the license, the Company has the exclusive right to list securities options on the DJIA during standard U.S. trading hours until December 31, 2017.

- ***NASDAQ 100.*** We are able to offer contracts on the NASDAQ 100 Index as a result of a licensing arrangement with NASDAQ. This license provides CBOE the right to use the NASDAQ 100 as the basis for standardized, exchange-traded options contracts. The license with NASDAQ is non-exclusive and is effective until the end of 2015.

- ***Russell Indexes.*** We are able to offer contracts on the Russell 2000 and other indexes in the Russell index family as a result of a licensing arrangement with Frank Russell Co. This license provides CBOE the right to use the Russell indexes as the basis for standardized, exchange-traded options contracts. This license is non-exclusive and is effective through the end of 2014.

Market Model

As discussed in more detail below, our exchanges provide reliable, orderly, liquid and efficient marketplaces for the trading of options and futures by market participants. Our exchanges operate quote-driven auction markets that involve a number of different market participants.

Trading Permit Holders

Purchasing a monthly Market-Maker Trading Permit (CBOE, C2), Electronic Access Permit (CBOE, C2) or Floor Broker Trading Permit (CBOE) for the respective exchange conveys "Trading Permit Holder" status on the respective exchange to the permit holder. Parties are required to have CFE Trading Privilege Holder status in order to have trading privileges on CFE.

A Trading Permit Holder on one of our options exchanges is allowed to enter orders into the trading system for that exchange. Trading Permit Holder entities can execute trades for their own accounts, for clearing firm accounts, for the accounts of other permit holders or for the accounts of customers of clearing firms.

Options Trading Permits:

- *Market-Maker Trading Permit Holders (CBOE, C2)*—As discussed in more detail under "Market Participants," a Market-Maker Trading Permit entitles the holder to act as a market-maker, DPM, eDPM or LMM on the respective exchange, if applicable on such exchange. This permit provides an appointment credit of 1.0 (which is a measure of how many classes the Trading Permit Holder can quote), a quoting and order entry bandwidth allowance, up to three logins and trading floor access. Trading all classes listed on CBOE requires a minimum of thirty-three permits.
- *Electronic Access Permit ("EAP") (CBOE, C2)*—The EAP entitles the holder to electronic access to the exchange. The CBOE EAP permit does not provide access to the trading floor. The EAP provides an order entry bandwidth allowance and up to three logins.
- *Floor Broker Trading Permit (CBOE)*—The Floor Broker Trading Permit entitles the holder to act as a Floor Broker. This permit provides an order entry bandwidth allowance, up to three logins and trading floor access.

Applicants for Trading Permit Holder Status

Applicants for Trading Permit Holder status must have adequate financial resources and credit to assume the responsibilities and privileges of Trading Permit Holder status. All Trading Permit Holders must understand the rules and regulations of the applicable exchange and agree to abide by them. Additionally, they must comply with the provisions of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations issued by the SEC.

Our Regulatory Services Division is the investigative arm of our exchanges with regard to exchange rules. Trading Permit Holders who are found to have violated a rule can be subject to sanctions such as fines, trading suspensions and/or expulsion from the particular exchange.

Market Participants

Direct access to our options marketplaces is granted through trading permits. A trading permit entitles the holder to conduct business on the exchange, including in one of the participant roles described below.

- ***Market-Maker.*** A market-maker engages in trading our products either for its own account or for the account of his or her firm, but does not act as an agent representing orders for customers. A market-maker may operate on the trading floor (CBOE only) or remotely and has certain quoting obligations in its appointed product classes. They are granted margin relief to ensure they can conduct business without requiring excessive amounts of capital. Market-makers must have a relationship with a clearing firm that will hold and guarantee their positions. The majority of trading permits in use on CBOE are used for market making. In order for a

Market-Maker Trading Permit to be used to act as a market-maker in any of SPX options, VIX options or SPXpm options, the Trading Permit Holder must obtain a "Tier Appointment" for the respective option class. Each Tier Appointment is exchange-specific and class-specific.

- ***Lead Market-Maker, or LMM.*** An LMM is a market-maker that assumes special obligations with respect to providing electronic and/or open outcry quotes for specific options classes at CBOE. Currently, LMMs are utilized in SPX options and S&P 100 Index options, and as open outcry quote providers in certain classes where an off-floor DPM is providing electronic markets only. Other than in SPX, the LMMs receive participation rights in electronic or open outcry. In SPX, LMMs do not receive participation rights, and four LMMs are appointed to quote simultaneously each expiration cycle.
- ***Floor Broker.*** An individual who represents orders on the CBOE trading floor as an agent is known as a floor broker. Floor brokers generally do not trade for their own account and do not receive any margin relief. They generate revenue by charging commissions to their customers for their services. A floor broker may represent orders for his firm's proprietary account provided it is done in accordance with CBOE rules.
- ***Designated Primary Market-Maker, or DPM.*** A DPM is a market-maker firm that has been assigned responsibilities in certain options classes at CBOE. DPMs are obligated to provide continuous quotes in their appointed classes but at a higher standard than that of regular market-makers. DPMs are also expected to participate in business development efforts to attract business to CBOE for their appointed classes. DPMs also are granted "participation rights" in their appointed classes. Participation rights guarantee DPMs a minimum share of each trade for which they are on the best market.
- ***Electronic Designated Primary Market-Maker, or eDPM.*** An eDPM is a market-maker that has been assigned responsibilities similar to a DPM but only operates remotely, not on the trading floor. They also are granted participation rights in their appointed classes but at a lower level than that of DPMs, reflecting their slightly lesser obligations. eDPMs serve to supplement the role of the DPM and are also motivated to engage in business development efforts in their appointed classes.
- ***Member Firm.*** The term "member firm" is typically used to refer to those firms that bring order flow to the exchanges and that are Trading Permit Holders for the purpose of executing their customers' orders on the CBOE or C2 marketplace. These firms are also referred to as "order flow providers." They generate revenue by charging commissions for their services to their customers and in some cases through the receipt of payment for their order flow.

Several of the functions described above, namely, market-maker, DPM, eDPM and LMM, are often grouped together as "liquidity providers." This name refers to the fact that they all provide liquidity to the options market through their various obligations to provide to the marketplace two-sided quotes at which they are obligated to trade. Any of these liquidity providers may be designated as a preferred market-maker by a member firm routing an order to CBOE. The preferred market-maker is afforded a participation right on specific orders provided that he or she meets certain other requirements with respect to the relevant option class and quoting obligations.

Under its rules, CFE has the authority to establish market-maker programs in its products and appoint one or more DPMs, LMMs or market-makers. However, CFE does not have a DPM, LMM or market-maker program in VIX futures.

Hybrid Trading Model

Most option classes on CBOE are traded using its Hybrid trading model, in which aspects of both open outcry and electronic trading are integrated to function as a single exchange. Both C2 and CFE are all-electronic exchanges. Our Hybrid trading model is supported by state-of-the-art technology, including the CBOE Command trading platform, which, in alternative configurations, also serves as the trading platform for C2 and CFE.

CBOE market-makers stream their own individual quotes and orders into the CBOE trading engine and, if on the floor, in open outcry transactions effected in their trading crowd. Our Hybrid trading model allows CBOE to offer the best of both electronic and open outcry trading models.

Algorithms

At the core of our market model are the matching algorithms, which is the means by which trades are executed and allocated to market participants. Our technology and the rules of our exchanges provide for a variety of different algorithms for matching buyers and sellers. We have the ability to apply different matching algorithms to different products in order to meet the needs of particular market segments. The setting of the matching algorithm affects the share of each trade that a market participant receives and is central to the opportunity and profit potential of market-makers and other liquidity providers.

- CBOE's matching algorithm is modified pro-rata, with customer priority. CBOE's modified pro-rata algorithms grant liquidity providers, who meet certain criteria, additional participation rights, based on a variety of factors.
- C2's matching algorithm is pro-rata for multiply-listed options classes. In February 2013, C2 equity option classes switched from a straight pro-rata allocation algorithm to a price/time matching algorithm with customer priority and DPM entitlement, as defined below.
- The matching algorithm for VIX futures on CFE is price-time priority. CFE has the flexibility to establish different matching algorithms for its products. CFE also offers Trade at Settlement (TAS) transactions in VIX futures, which are aimed at helping traders even out end-of-day price exposure in VIX futures.

Our options trading systems monitors the National Best Bid and Offer ("NBBO"), and orders are not executed at a price inferior to the displayed NBBO, except pursuant to limited exceptions provided in CBOE or C2's rules. Orders can be routed to other marketplaces via contracted brokers for execution if a better displayed price exists elsewhere. See "Regulatory Responsibilities—Options Intermarket Linkage Plan." Details on our technological capabilities, as well as key systems offerings available to customers, are described in "Technology."

Pricing

Each of our exchanges establishes a fee schedule that, among other things, establishes the transaction fee for buying or selling options or futures contracts on the exchange. CBOE utilizes a pricing model in which transaction fees are charged to most professionals, including market-makers, but are not charged for most customer orders. CBOE also has a volume incentive program, or VIP, which pays credits to permit holders for executing certain types and levels of business at the exchange.

In 2012 and January 2013, C2 used a maker-taker pricing model for multiply-listed options products in which orders that take liquidity from the marketplace are charged a transaction fee and orders that provide liquidity to the marketplace receive a rebate. In February 2013, C2 modified its pricing model for equity options to provide that market-maker, professional, broker-dealer and firm transactions would be charged fees based on the width of the markets.

CFE utilizes a pricing model in which transaction fees vary depending on the type of market participant on whose behalf a trade is made and on whether the trade is executed through CFE's trading system, is a day trade, or is a block trade or exchange of contract for related position transaction. CFE also offers a Day Trade Fee Program that provides rebates on trades that qualify for the program.

Competition

CBOE is the largest options exchange in the U.S. based on both total contract volume and notional value of contracts traded. The market share for all options traded on U.S. exchanges over the past five years for CBOE and C2, combined, has ranged from 26.4% to 33.3% annually. For 2012, our market share was 27.8%.

The U.S. options industry is extremely competitive and the competition has intensified. We expect this trend to continue. We compete with a number of entities on several different fronts, including the cost, quality and speed of our trade execution, the functionality and ease of use of our trading platform, the range of our products and services, our technological innovation and adaption and our reputation. There are nine other U.S. options exchanges that are our primary direct competitors, including ISE, NYSE Arca, NYSE Amex and NASDAQ OMX PHLX. We also compete against futures exchanges trading similar products and other financial institutions that write over-the-counter derivatives. The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") legislation creates a category of marketplaces called a Swap Execution Facility ("SEF"). SEFs will serve as marketplaces for the matching of swap transactions. We expect to compete against futures exchanges and SEFs to attract OTC participants.

Most options on equities and exchange-traded products, or ETPs, listed and traded on CBOE and C2 are also listed and traded on other U.S. options exchanges. The options exchanges have been introducing new pricing models over the last few years in order to attempt to attract additional trades to their exchanges. These pricing models include traditional pricing, maker-taker, and ownership benefits. See "Trends—Cost Competition."

Our competitive challenge is to convince broker-dealers to route options orders to our exchanges rather than to our competitors and to convince liquidity providers to concentrate their market making activity on our exchanges. This is particularly true with respect to options on individual equity securities and ETPs, which tend to be traded on multiple exchanges. We compete through a variety of methods, including:

- Offering market participants an efficient, transparent and liquid marketplace for trading options both through traditional open outcry methods and through our electronic platform, CBOE Command;
- Offering a fee schedule that both attracts order flow and provides incentives to liquidity providers;
- Providing advanced technology that offers broad functionality, significant bandwidth, fast execution, ease of use, scalability, reliability and security;
- Offering participants access to a broad array of products and services, including proprietary products;
- Offering customers a deep, liquid market with trading mechanisms to enable potential price improvement;
- Facilitating payment for order flow through the administration of marketing fees;
- Offering market participants potential participation rights for order flow that they direct or cause to be directed to our exchanges; and
- Providing brokers and their customers with a complete source of information on options as well as extensive options education.

Technology

CBOE Command, our in-house developed technology, supports trading on multiple exchanges: CBOE, C2, CFE, CBSX and OneChicago, LLC. The technology supports different products, different market models as well as multiple matching algorithms. As mentioned above, CBOE is a hybrid exchange, while C2, CFE and CBSX are fully electronic. We have licensed our technology for use by CBSX, an all-electronic stock trading facility of CBOE, and OneChicago, an all-electronic exchange for trading single-stock futures.

CBOE Command

On CBOE, CBOE Command is the platform for our Hybrid trading system, which was launched in 2003. See "Market Model—Hybrid Trading Model." CBOE Command provides features of screen-based and floor-based trading in what we believe is a "best of both worlds" market model.

CBOE Command is a Java application with an infrastructure designed for high performance and low latency and is easily scalable for capacity and throughput. Peak message traffic rates are 1.0 million transactions per second. The architecture and implementation of the system allows for flexibility in allocation algorithms, a fully integrated complex order book and several auction mechanisms.

The platform supports a quote-driven market model where liquidity providers have quoting obligations. Market-makers, DPMs, eDPMs and LMMs typically stream at least hundreds of millions of quotes into CBOE Command each day. To facilitate liquidity providers, CBOE Command has a number of internal risk controls, including Quote Lock, Quote Risk Monitor and User Input Monitor.

CBOE Command allows for a quick introduction of different types of derivative and securities products, including options, futures, options on futures and stock products. In addition, our system facilitates different trading models through the use of alternative configurations, allowing us to provide both hybrid and fully electronic market models.

In 2012, CBOE launched CFLEX 2.0, built on the CBOE Command platform. Since the new system is part of CBOE Command, users can interact with FLEX orders in the same way as they do standard options. Also in 2012, CBOE moved its primary data center from the CBOE building in Chicago to a data center location in New Jersey to eliminate distance latency. The move also introduced enhanced versions of firm interface protocols and a complete operating system upgrade of CBOE Command from Solaris to Redhat Linux.

Trade Match, Ticker Plant and Market Data

The Trade Match system is built on the same technology as CBOE Command. It matches trades and sends them to The Options Clearing Corporation ("OCC"), which settles and clears the trades. The Trade Match system provides matched trade information and post-trade allocation functionality to clearing firms and brokers through a web-based interface and an application programming interface, or API.

Both incoming and outgoing market data is vital to the operations of our exchanges and to market participants. Our ticker plant, XTP, takes in market data feeds from OPRA, CTS/CQS, NASDAQ, the CME Group, Inc. and other sources and disseminates the data internally to other systems on a publish/subscribe basis. XTP's most recent processing peak was 5.0 million messages per second, or MPS, inbound from OPRA, with over 14.6 billion messages per day. XTP and our Index Calculation systems allow CBOE to calculate numerous different types of indexes and add new ones as required.

Market data is sent to OPRA, CTS/CQS, NASDAQ data vendors and to Trading Permit Holders via our APIs, including FIX and CMi, CBOE Financial Network and CSM. CSM was introduced in

2011 and provides a high speed multicast feed to users of market data. In 2013, we plan to implement a high-speed book depth feed in addition to our top-of-the-market feed being sent through CSM.

Disaster Recovery

We operate and maintain disaster recovery facilities that essentially replicate the systems available in our primary data center for CBOE and CFE. In the event of an interruption at our primary facility, backup systems should be available by the open on the next business day.

Clearing System

The OCC acts as the issuer, counterparty and guarantor for all options contracts traded on our options exchanges and other U.S. options exchanges. Upon execution of an option trade, we transmit to the OCC a record of all trading activity for clearing and settlement purposes. The OCC fulfills these same functions for futures products traded on the CFE.

Market Data

Our markets generate valuable information regarding the prices of our products and the trading activity in those markets. Market data relating to price and size of market quotations and the price and size of trades is collected and consolidated by OPRA. OPRA disseminates the information to vendors who redistribute the data to brokers, investors and other persons or entities that use our markets or that monitor general economic conditions. After costs are deducted, the fees collected are distributed among exchange participants based on their cleared transactions pursuant to the OPRA Plan. As of December 2012, our market data was displayed on approximately 157,000 terminals worldwide. See "Regulatory Environment and Compliance" for further information on OPRA.

Through our subsidiary, MDX, we are expanding our market data offerings. MDX is a market data vendor providing information on specialized indexes, time and sales information and specialized reports of historical market data.

Regulatory Environment and Compliance

The following discussion covers the more significant areas of regulation of us by the SEC and the Commodity Futures Trading Commission (CFTC).

Recent Developments

Laws and regulations regarding our business are frequently modified or changed, including in response to adverse financial conditions, new products, competition or at the request of market participants. The following is a summary of recent regulatory developments that may impact our business.

Limit Up-Limit Down and Market-wide Circuit Breakers

In May 2012, the SEC approved a limit up-limit down plan intended to prevent trades in Regulation NMS stocks from occurring outside of specific price bands to reduce market volatility. The bands will be set around the average reference price of the security over the immediately preceding five-minute period. In certain cases, a trading pause in a stock can occur pursuant to the plan. While only applying to stocks, the plan will likely impact options trading as option prices are derived in part from underlying stock prices. At the same time as the limit up-limit down plan announcement, the SEC also announced revisions to the market-wide circuit breakers. The revisions reduced the market decline percentage thresholds for triggering a circuit breaker, shortened the duration of trading halts, reduced the number of trigger time periods, replaced the Dow Jones Industrial Average with the S&P as the pricing reference, and increased the frequency of the calculation of the thresholds to daily. Both of these plans are scheduled to be implemented by all U.S. exchanges in the first half of 2013. CFE will also be implementing the revised market-wide circuit breakers.

Consolidated Audit Trail (CAT)

In 2012, the SEC directed the self-regulatory organizations, or SROs, through a new rule, to submit a plan to create, implement and maintain a consolidated audit trail (CAT), which would serve as a comprehensive audit trail of orders that will allow regulators to efficiently and accurately track all activity in Regulation NMS securities in the U.S. markets. The rule requires, among other things, that, upon implementation of a plan, data be reported to a central repository by 8 a.m. Eastern time the following day by each exchange and broker dealer. We are working with the other SROs to develop the plan to implement a consolidated audit trail, which is required to detail technological and compliance aspects of the plan and the costs to implement the plan, among other details. The SROs are required to submit the plan by April 26, 2013, although the SROs have requested an extension under December 2013, with a phased implementation over the three years following the effectiveness of the plan. The exchanges and their participants are likely to incur significant costs related to the implementation of the consolidated audit trail requirements.

CFTC Core Principles

Dodd-Frank amended the core principles with which designated contract markets like CFE must comply under the Commodity Exchange Act. In 2012, the CFTC adopted a number of new regulations applicable to designated contract markets in order to implement the amended core principles. These regulations related to, among other things, compliance with rules, prevention of market disruption, financial integrity of transactions, disciplinary procedures, system safeguards and financial resources. As a result, CFE implemented a number of new rules, policies and procedures in relation to these new requirements.

Agency Rulemaking Areas

In addition to the above identified areas, the SEC has been directed under Dodd-Frank to implement many new rules, both alone and in conjunction with the CFTC. These areas include portfolio margining and swap clearing and execution.

Finally, the SEC has proposed rules, including option fee caps and banning flash orders, that it has not acted upon. While we do not expect the SEC to take action with respect to option fee caps or banning flash orders, as these proposals are dated, if one or both of the proposals were adopted, they could cause significant changes to our market that may reduce our revenue per contract or reduce the volume of trading on our exchanges.

Compliance

Securities Industry-CBOE and C2

Federal securities laws have established a two-tiered system for the regulation of securities markets and market participants. The first tier consists of the SEC, which has primary responsibility for enforcing federal securities laws. The second tier consists of Self-Regulatory Organization ("SROs"), which are non-governmental entities that must register with and are regulated by the SEC. CBOE and C2 are SROs, each registered under Section 6 of the Exchange Act as a "national securities exchange" and are subject to oversight by the SEC. CBSX, which is not an SRO, is a stock trading facility of CBOE. As a facility, CBOE is responsible for the regulation of the CBSX marketplace and the following discussion of CBOE's responsibilities includes the responsibility to provide regulation for CBSX and CBOE's other facilities.

SROs in the securities industry are an essential component of the regulatory scheme of the Exchange Act for providing fair and orderly markets and protecting investors. To be registered as a national securities exchange, an exchange must successfully undergo an application and review process with the SEC before beginning operations. Among other things, the SEC must determine that the exchange has the capacity to carry out the purposes of the Exchange Act. An SRO must comply with the Exchange Act and have the ability to enforce compliance by its members and persons associated with its members with the provisions of the Exchange Act, the rules and regulations thereunder and the rules of the exchange.

In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules governing the business conduct of its members. The rules of the exchange must also assure fair representation of its members in the selection of its directors and administration of its affairs and, among other things, provide that one or more directors be representative of issuers or investors and not be associated with a member of the exchange or with a broker or dealer. Additionally, the rules of the exchange must be adequate to ensure fair dealing and to protect investors and may not impose any burden on competition not necessary or appropriate in furtherance of the purposes of the Exchange Act.

As registered national securities exchanges, virtually all facets of our CBOE and C2 operations are subject to the SEC's oversight, as prescribed by the Exchange Act. The Exchange Act and the rules thereunder impose on us many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. Furthermore, as SROs, CBOE and C2 are potentially subject to regulatory or legal action by the SEC or other interested parties. The SEC also has broad enforcement powers to censure, fine, issue cease-and-desist orders, prohibit us from engaging in some of our businesses, suspend or revoke our designation as a registered securities exchange or to remove or censure any of our officers or directors who violate applicable laws or regulations.

As part of its regulatory oversight, the SEC conducts periodic reviews and inspections of exchanges, and CBOE and C2 have been subject to such routine reviews and inspections. To the extent such reviews and inspections result in regulatory or other changes, we may be required to modify the manner in which we conduct our business, which may adversely affect our business. We collect certain fees derived from our regulatory function and fines in connection with our disciplinary proceedings. Under the rules of each of our options exchanges, as required by the SEC, any revenue derived from the regulatory fees and fines cannot be used for non-regulatory purposes.

CBOE and C2 are also subject to the record keeping requirements of Section 17 of the Exchange Act, including the requirement pursuant to Section 17(b) of the Exchange Act to make certain records available to the SEC for examination.

Section 19 of the Exchange Act also provides that we must submit to the SEC proposed changes to any of our exchanges' rules, including revisions of their certificates of incorporation and bylaws. The SEC will typically publish the proposal for public comment, following which the SEC may approve or disapprove the proposal, as it deems appropriate. The SEC's action is designed to ensure that the CBOE's and C2's Rules and procedures are consistent with the Exchange Act and the rules and regulations under the Exchange Act. Certain categories of rule changes, like fee changes, can be effective on filing, but the SEC retains the ability to suspend such filings within a prescribed period of time.

CBOE Holdings

Certain aspects of CBOE Holdings are also subject to SEC oversight, including certain ownership and voting restrictions on its stockholders. The focus of the SEC's regulation of CBOE Holdings is to assure fair representation of Trading Permit Holders in the selection of CBOE and C2 directors, public participation in the governance of CBOE and C2 and that CBOE and C2 can satisfy their regulatory responsibilities under the Exchange Act. Furthermore, the SEC requires that CBOE Holdings give due regard to the preservation of the independence of the self-regulatory function of CBOE and C2 and to CBOE Holdings' obligations to investors and the general public. The SEC also requires that CBOE Holdings not take any actions that would interfere with the effectuation of any decisions by the board of directors of CBOE, C2 or National Stock Exchange, Inc. ("NSX") relating to their regulatory functions or the structure of the market that it regulates or that would interfere with the ability of the exchanges to carry out their responsibilities under the Exchange Act. CBOE is committed to support NSX in fulfilling its self-regulatory responsibilities. To the extent that CBOE Holdings' business activities involve or relate to the exchanges, the officers and directors of CBOE Holdings may be deemed to be officers and directors of the exchanges for purposes of and subject to oversight under the federal securities laws. Accordingly, the SEC may exercise direct supervision and disciplinary authority over certain CBOE Holdings' activities and those activities may be subject to SEC approval and, in some cases, public notice and comment.

Futures Industry-CFE

The operations of CFE are subject to regulation by the CFTC under the Commodity Exchange Act. The Commodity Exchange Act generally requires that futures trading in the United States be conducted on a commodity exchange designated as a contract market by the CFTC under the act. The Commodity Exchange Act and CFTC regulations establish criteria for an exchange to be designated as a contract market on which futures and futures options contracts may be traded. Designation as a contract market for the trading of a specified futures contract is non-exclusive. This means that the CFTC may designate additional exchanges as contract markets for trading the same or similar contracts.

CFE is a designated contract market that is subject to the oversight of the CFTC under its principles-based approach and to a variety of ongoing regulatory and reporting responsibilities under the Commodity Exchange Act. CFE has surveillance and compliance operations and procedures to monitor and enforce compliance by trading privilege holders with CFE rules. If we fail to comply with applicable laws, rules or regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of our business, removal of personnel or other sanctions, including revocation of our designations as a contract market and derivatives clearing organization.

The National Futures Association ("NFA") performs many of these functions for CFE pursuant to a Regulatory Services Agreement with CFE. CFE retains overall responsibility for the regulation of its marketplace. CFE also remains responsible for bringing disciplinary actions against Trading Privilege Holders, including the ability to issue fines in the case of serious rule violations. In the case of financially distressed Trading Privilege Holders, CFE may take various emergency actions to protect customers, other Trading Privilege Holders and CFE. CFE is also a party to cooperative and regulatory information sharing agreements with other SROs and is a member of the Intermarket Surveillance Group.

Dodd-Frank amended the core principles with which designated contract markets like CFE must comply under the Commodity Exchange Act. In 2012, the CFTC adopted a number of new regulations applicable to designated contract markets in order to implement the amended core principles. These regulations relate to, among other things, compliance with rules, prevention of market disruption, financial integrity of transactions, disciplinary procedures, system safeguards, and financial resources. As a result, CFE implemented a number of new rules, policies and procedures in relation to these new requirements.

Regulatory Responsibilities

Our options exchanges are responsible for assessing the compliance of their Trading Permit Holders with the respective exchange's rules and the applicable rules of the SEC. The main activities that the exchanges engage in to measure compliance with these rules include: (1) the review of surveillance exception reports designed to detect violations of exchange trading rules; (2) the review of surveillance exception reports designed to detect possible manipulation and violations of other SEC rules; (3) the further investigation of matters deemed to be problematic upon review of the exception reports or matters deemed to be problematic as a result of examinations; (4) the investigation of complaints about possible rule violations brought by customers, members or other SROs; and (5) the examination of CBOE and C2 Trading Permit Holders for compliance with rules such as those related to net capital, books and records, market access and other matters related to the Trading Permit Holders' exchange business function. As further described below, each option exchange is also responsible for reviewing its Trading Permit Holders' activities related to the conduct of business directly with public customers, or sales practice. We have delegated the responsibility to conduct sales practice examinations for options to FINRA, except that we retain responsibility for some of the sales practice examinations of Trading Permit Holders that are not also members of FINRA or another U.S. securities exchange.

Section 17(d) of the Exchange Act and the related Exchange Act rules permit SROs to allocate certain regulatory responsibilities to avoid duplicative oversight and regulation. Under Exchange Act Rule 17d-1, the SEC designates one SRO to be the Designated Examining Authority ("DEA") for each broker-dealer that is a member of more than one SRO. The DEA is responsible for the regulatory oversight of the financial responsibility aspects of that broker-dealer. We are the DEA for many of our members.

Exchange Act Rule 17d-2 permits SROs to enter into agreements, commonly called Rule 17d-2 agreements, which are approved by the SEC and concern the enforcement of rules applicable to all of those SROs and relating to members those SROs have in common. We have entered into Rule 17d-2 agreements under which FINRA is allocated responsibility for enforcing rules related to options sales practices with respect to CBOE and C2 Trading Permit Holders and insider trading rules and certain other rules with respect to CBSX Trading Permit Holders. We have entered into another Rule 17d-2 agreement that allocates responsibility to each SRO for ensuring that their allocated common members complied with rules governing expiring exercise declarations, options position limits and large options position reporting and position adjustments. Finally, we have entered into a Rule 17d-2 agreement that allocates certain responsibilities under Regulation NMS to a market participant's DEA.

The SEC approved a national market system plan named the Options Regulatory Surveillance Authority Plan ("ORSA Plan") with the purpose of permitting the U.S. securities options exchanges to act jointly in the administration, operation and maintenance of a regulatory system for the surveillance, investigation and detection of the unlawful use of undisclosed, material information in trading in one or more of their markets. Through the sharing of the costs of these regulatory activities and the sharing of the regulatory information generated under the ORSA Plan, the ORSA Plan is intended to enhance the effectiveness and efficiency with which the exchanges regulate their respective markets and the national market system for options and to avoid duplication of certain regulatory efforts. The ORSA Policy Committee delegated the operation of the surveillance and investigative facility contemplated by the ORSA Plan to CBOE. The exchanges have entered into a Regulatory Services Agreement with CBOE, as service provider, pursuant to which CBOE performs certain regulatory and surveillance functions under the ORSA Plan and uses its automated insider trading surveillance system to perform these functions on behalf of the exchanges.

CBOE has entered into Regulatory Services Agreements with other exchanges under which CBOE provides certain regulatory services to those exchanges. CBOE is currently providing service to two exchanges under Regulatory Services Agreements.

In order to ensure market integrity, we extensively regulate and monitor our Trading Permit Holders trading activities. Providing effective regulation is important for attracting and retaining the confidence and participation of market-makers, broker-dealers and institutional and retail investors.

We expend considerable time, financial resources and effort to ensure that the exchanges' rules and regulations conform to regulatory best practices within the securities exchange industry and within the regulatory regime overseen by the SEC, our primary regulator. In order to support our efforts and those of our market participants to comply with applicable law and our option exchange rules, we have developed our own automated market surveillance systems to monitor market activity on our option exchanges and across U.S. options markets.

As part of the self-regulatory process, disciplinary matters, other than minor matters covered by our Minor Rule Violation Plan, are reviewed by our Business Conduct Committee, which includes both market participants and public representatives. We are also a participant in the Intermarket Surveillance Group ("ISG"). ISG is an information-sharing cooperative governed by a written agreement that provides for a comprehensive surveillance sharing arrangement. In addition to the agreement for confidential information sharing, the ISG provides a framework for the coordination of regulatory efforts among exchanges trading securities, commodity futures and related products to address potential intermarket manipulations and trading abuses. There are approximately 52 ISG member organizations worldwide.

We collect certain fees derived from our regulatory function and fines in connection with our disciplinary proceedings. Under the rules of each of our options exchanges, as required by the SEC, any revenue derived from the regulatory fees and fines cannot be used for non-regulatory purposes.

OPRA Plan, CTA Plan and NASDAQ Unlisted Trading Privileges Plan

CBOE and C2 are member exchanges in OPRA, a limited liability company. All options exchanges are members of OPRA. The OPRA limited liability agreement sets forth a system for reporting options information that is administered by the member exchanges through OPRA, consisting of representatives of the member exchanges. OPRA is the designated securities information processor for market information that is generated through the trading of exchange-listed securities options in the U.S., and it disseminates certain core trading information, such as last sale reports and quotations. We also participate in the Consolidated Tape Association, or CTA, the Consolidated Quotation Plan, or CQ Plan, and the NASDAQ Unlisted Trading Privileges Plan, which perform analogous services for the U.S. equities markets. NYSE Technologies, formerly the Securities Industry Automation Corporation, acts as the "processor" for OPRA, CTA and the CQ Plan. NASDAQ acts as the processor for the NASDAQ Unlisted Trading Plan.

Options Intermarket Linkage Plan

We are a party to the Options Order Protection and Locked/Crossed Market Plan, known as the Options Intermarket Linkage Plan, which is designed to facilitate the routing of orders between exchanges in furtherance of a national market system. The principal purposes of the plan are to promote price protection and to assure that brokers may execute investors' orders at the best market price, the "National Best Bid and Offer" ("NBBO"). The plan requires price protection of an exchange's best displayed bid or offer when the bid or offer is at the NBBO. Under the plan, direct exchange-to-exchange access through broker-dealers is used to transmit intermarket sweep orders similar to sweep orders that are available in the stock market under Regulation NMS. Undisplayed bids and offers and bids and offers at prices that are inferior to an exchange's best bid or offer do not receive protection under this plan.

Options Listing Procedures Plan and Symbology Plan

We are a party to the Options Listing Procedures Plan, which sets forth the procedures that the options exchanges must follow to list new options. We are also a party to the National Market System Plan for the selection and reservation of securities symbols.

Intellectual Property

We own or have rights to a number of intellectual property assets, including trademarks, service marks, domain names, trade names, copyrights, trade secrets and patents. While the majority of our intellectual property is protected under U.S. law, we have many intellectual property assets protected by the laws in Europe, Asia and other parts of the world. We license some intellectual property assets to other entities. While we consider our intellectual property to be valued assets, we do not believe that our competitive position is wholly dependent on intellectual property protection. We attempt to protect our intellectual property rights, while respecting the legitimate intellectual property rights of others.

Employees

As of December 31, 2012, we employed 605 individuals. Of these employees, 235 were involved in systems development or operations, 140 were involved in direct support of trading operations and 116 were involved in regulatory activities. The remaining 114 personnel provide business development, product development, education, financial, legal, planning and research, administrative and managerial support.

We have eight building engineers that are covered by a collective bargaining agreement, which expires on May 31, 2015, with the International Union of Operating Engineers Local 399, AFL-CIO. Management believes that we have strong relationships with our employees and we have never experienced a work stoppage.

Executive Officers of CBOE Holdings

Set forth below is information regarding our executive officers and certain other key employees:

Name	Age	Position
William J. Brodsky	69	Chairman and Chief Executive Officer
Edward T. Tilly	49	President and Chief Operating Officer
Alan J. Dean	58	Executive Vice President, Chief Financial Officer and Treasurer
Richard G. DuFour	69	Executive Vice President of Corporate Planning and Development
Joanne Moffic-Silver	60	Executive Vice President, General Counsel and Corporate Secretary
Gerald T. O'Connell	61	Executive Vice President and Chief Information Officer
Edward L. Provost	60	Executive Vice President and Chief Business Development Officer
David S. Reynolds	59	Vice President and Chief Accounting Officer

William J. Brodsky. Mr. Brodsky is Chairman and Chief Executive Officer. He has served in that capacity since 1997. In December 2012, we announced that Mr. Brodsky would be transitioning to serve as Executive Chairman effective following the 2013 annual meeting of stockholders. Prior to joining the Company in 1997, Mr. Brodsky was president and chief executive officer of the Chicago Mercantile Exchange from 1985 to 1997. Mr. Brodsky is a director of Integrys Energy Group, Inc. and its predecessors. He also is the past chairman of the World Federation of Exchanges and past chairman of the International Options Markets Association. He is a member of the Federal Reserve Bank of New York's International Advisory Committee. Mr. Brodsky also serves on the Kellogg School of Management Advisory Council and as a trustee of Syracuse University. He is chairman of the board of directors of Northwestern Memorial Hospital. Mr. Brodsky holds an A.B. degree and a J.D. degree from Syracuse University and is a member of the bar in Illinois and New York.

Edward T. Tilly. Mr. Tilly is President and Chief Operating Officer. He has served in that capacity since November 2011. In December 2012, we announced that Mr. Tilly would be transitioning to serve as Chief Executive Officer effective following the 2013 annual meeting of stockholders. He served as Executive Vice Chairman from August 2006 until November 2011. He was a member of CBOE from 1989 until 2006, and served as Member Vice Chairman from 2004 through July 2006. Mr. Tilly is the chairman of CBOE Futures Exchange and serves on the board of directors of the OCC. He holds a B.A. degree in Economics from Northwestern University.

Alan J. Dean. Mr. Dean is Executive Vice President, Chief Financial Officer and Treasurer. He has served in that capacity since 1988 and has been employed at the Company in the financial area since 1979. Mr. Dean serves on the board of directors of The Institute for Transfusion Medicine. He is a CPA, and he holds a B.S. degree in Accounting from Western Illinois University and an M.B.A. from Northwestern University's Kellogg Graduate School of Management.

Richard G. DuFour. Mr. DuFour is Executive Vice President of Corporate Planning and Development. He has served in that capacity since 1999 and has been employed at the Company since 1980. He serves on the board of OneChicago and as treasurer of the International Options Markets Association. Mr. DuFour is a director of the Lincoln Park Renewal Corporation and IPXI Holdings, LLC. Mr. DuFour holds a B.B.A. degree from the University of Notre Dame and an M.B.A. from the University of Michigan.

Joanne Moffic-Silver. Ms. Moffic-Silver is Executive Vice President, General Counsel and Corporate Secretary. She has served in that capacity since 1997 and has been employed at the Company since 1980. She is currently a member of the board of advisors of Northwestern University School of Law. Ms. Moffic-Silver received her B.A. degree with high honors and was elected a member of Phi Beta Kappa from the University of Wisconsin-Madison. Ms. Moffic-Silver received her J.D. degree with honors from Northwestern University School of Law.

Gerald T. O'Connell. Mr. O'Connell is Executive Vice President and Chief Information Officer. He has served in that capacity since 1993 and has been employed at the Company since 1984. Mr. O'Connell serves on the board of directors of the CBOE Stock Exchange. He holds a B.S. degree in Mathematics from Lewis University and a J.D. degree from John Marshall Law School.

Edward L. Provost. Mr. Provost is Executive Vice President and Chief Business Development Officer. In December 2012, we announced that Mr. Provost would become President and Chief Operating Officer following the 2013 annual meeting of stockholders. He has served as the head of our Business Development Division since 2000 and has been employed at the Company since 1975. He holds a B.B.A. in Finance from Loyola University of Chicago and an M.B.A. from the University of Chicago Graduate School of Business.

David S. Reynolds. Mr. Reynolds is Vice President and Chief Accounting Officer. He has served in that capacity since May 2009. Prior to that, Mr. Reynolds was with Hudson Highland Group, Inc., where he served in various roles including vice president, controller and chief accounting officer. From February 2005 to February 2007, Mr. Reynolds was vice president, controller and chief accounting officer of Bally Total Fitness Corporation. Prior to that, he spent twenty-two years in various financial roles at Comdisco, Inc., rising to senior vice president and controller. Mr. Reynolds serves on the board of directors of the CBOE Stock Exchange. Mr. Reynolds began his career at Ernst & Young. Mr. Reynolds is a certified public accountant and a certified cash manager. He is a graduate of Lehigh University where he obtained an M.B.A. and a B.S. in Finance.

Seasonality

In the securities industry, quarterly revenue fluctuations are common and are due primarily to seasonal variations in trading volumes, competition and technological and regulatory changes. Generally, we have historically experienced relatively higher trading volume during the first and second quarters and lower trading volumes in the third and fourth quarters. However, such seasonality may also be impacted by general market conditions or other events that cause market volatility, such as domestic and international uncertainties surrounding certain political events.

Available Information

Our website is www.cboe.com. The Company files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The Company makes available, free of charge, on its website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC. The Company's reports filed with, or furnished to, the SEC are also available on the SEC's website at www.sec.gov.

In addition, we have posted on our website the charters for our (i) Audit Committee, (ii) Compensation Committee, and (iii) Nominating and Governance Committee, as well as our Code of Business Conduct and Ethics and Corporate Governance Guidelines. We will provide a copy of these documents without charge to stockholders upon written request to Investor Relations, Attention Ms. Debbie Koopman, CBOE Holdings Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

Item 1A. *Risk Factors*

Certain statements contained in this report under various sections, including "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," are forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements." These risks could materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Our Business

Loss of our exclusive licenses to list certain index options could have a material adverse effect on our financial performance.

We hold exclusive licenses to list securities index options on the S&P 500 Index, the S&P 100 Index and the DJIA, granted to us by the owners of such indexes. In 2012, approximately 36% of our transaction fees were generated by our exclusively-licensed index products, the bulk of which are attributable to our S&P 500 Index option products, which are our largest products by revenue. As a result, our operating revenues are dependent in part on the exclusive licenses we hold for these products.

The value of our exclusive licenses to list securities index options depends on the continued ability of index owners to require licenses for the trading of options based on their indexes. Although court decisions have allowed the trading of options on ETFs based on indexes without licenses from the owners of the underlying indexes, none of these decisions has overturned existing legal precedent that requires an exchange to be licensed by the owner of an underlying index before it may list options based on the index. However, in two pending cases International Securities Exchange, Inc., or ISE, is seeking a judicial determination that it (and, by extension, other options exchanges) has the right to list options on the S&P 500 Index and the DJIA without licenses and, therefore, without regard to our exclusive licenses to list options on those indexes. See "Legal Proceedings."

Because these cases are still pending, there remains a risk that ISE may be successful in obtaining a judicial determination eliminating the right of index owners to require licenses to use their indexes for options trading. In addition, competing exchanges may convince the SEC, or seek a judicial action, to limit the right of index owners to grant exclusive licenses for index options trading or to prevent exchanges from entering into such exclusive licenses. If unlicensed trading of index options were permitted or if exclusive licenses for index options trading were prohibited or limited, we likely would lose market share in these index options. An adverse ruling in the ISE litigation could also result in legal challenges to our exclusive use of our proprietary indexes for options trading.

There is also a risk, with respect to each of our current exclusive licenses, that the owner of the index may not renew the license with us on an exclusive basis or at all. In the first event, we would be subject to multiple listing in the trading of what is now an exclusive index product, which could result in a loss of market share and negatively impact our profitability. In the second event, we could lose the right to list the index product entirely. The loss or limited use of any of our exclusive index licenses, especially for the S&P 500 Index, for any reason could have a material adverse effect on our business and profitability. See "Business—Products—Strategic Relationships" for a discussion of these licenses and their expiration dates.

Furthermore, our competitors may succeed in providing a market for the trading of index-based products that are economically similar to those for which we have exclusive licenses. It is also possible that a third party may offer trading in index-based products that are the same as those that are the subject of one of our exclusive licenses, but in a jurisdiction in which the index owner cannot require a license or in a manner otherwise not covered by our exclusive license.

We agreed with S&P that it may license one or more clearing agencies to clear OTC options based on the S&P 500 Index that meet certain criteria and that S&P will compensate us for any transaction cleared under such a license based on the notional value of the transaction. Although we expect these transactions to generate incremental revenue, the clearing of options on the S&P 500 Index that are traded OTC could lead to the migration to the OTC market of some trades that today would be entered into on our exchanges, and there can be no assurance that the revenue gained will replace the revenue lost due to any migration.

Our business may be adversely affected by price competition.

The business of operating options exchanges is characterized by intense price competition. In addition, the number of options exchanges with which we compete has increased. The pricing model for trade execution for options has changed in response to competitive market conditions and we and our competitors have adjusted our transaction fees and fee structures accordingly. These changes have resulted in significant pricing and cost pressures on us, especially on transaction fees for our multiply-listed products. It is likely that this pressure will continue and even intensify as our competitors continue to seek to increase their share of trading by further reducing their transaction fees or by offering other financial incentives to order providers and liquidity providers to induce them to direct orders to their markets.

Some order-providing firms on our exchanges have taken ownership positions in options exchanges that compete with us and such exchanges have given those firms added economic incentives to direct orders to them. As a result of these competitive developments, our market share of total options traded in the U.S. fell from approximately 33.3% in 2008 to approximately 27.8% in 2012.

In addition, one or more competitors may engage in aggressive pricing strategies and significantly decrease or completely eliminate their profit margin for a period of time in order to capture a greater share of trading volume. In January 2013, one of our competitors introduced an aggressive pricing strategy that we believe has reduced our market share. While we responded by changing our fee schedule, there can be no assurance that we will be able to regain or maintain market share, or that any of our competitors may not introduce even more aggressive pricing strategies.

Like nearly all of the other options exchanges, our options exchanges charge an options regulatory fee or ORF to Trading Permit Holders based on the total number of customer contracts executed or cleared by that Trading Permit Holder, regardless of the exchange on which the trade is executed. Along with fines and other regulatory fees, the ORF revenues may only be used to support our regulatory functions. We may face competitive pressures to reduce or not increase the ORFs on our exchanges, and if we are unable to maintain or, if necessary, increase the ORF, our results of operation may be adversely affected.

If any of these events occur, our operating results and profitability could be adversely affected. For example, we could lose a substantial percentage of our share of trading if we are unable to price transactions in a competitive manner. Also, our profits could decline if competitive pressures force us to reduce fees.

We operate in a highly regulated industry and may be subject to censures, fines and other legal proceedings if we fail to comply with legal and regulatory obligations.

CBOE and C2 are registered national securities exchanges and self-regulatory organizations, or SROs, and, as such, are subject to comprehensive regulation by the SEC. In addition, CBSX is a stock trading facility of CBOE and CBOE regulates CBSX. In December 2011, CBSX acquired NSX, a registered national securities exchange that offer a market for trading stocks. While NSX is not a facility of CBOE, in the acquisition, CBOE committed to support NSX in fulfilling its self-regulatory responsibilities. CBOE has also entered into agreements with certain other exchanges to provide regulatory services to those exchanges. CFE is a designated contract market registered with the CFTC and is subject to comprehensive regulation by the CFTC.

In addition to the requirements related to operating our markets imposed by the SEC and the CFTC, we also have certain responsibilities for regulating the firms that trade on our exchanges. While we have entered into agreements under which other SROs with respect to our options exchanges, and NFA with respect to our futures exchange, provide certain regulatory services, we retain significant obligations to regulate our Trading Permit Holders, especially on our options markets. See "Business—Regulatory Responsibilities."

Our ability to comply with applicable laws and rules is largely dependent on the establishment and maintenance of appropriate systems and procedures, as well as our ability to attract and retain qualified personnel. The SEC and CFTC have broad powers to audit, investigate and enforce compliance and to punish noncompliance by SROs and designated contract markets, respectively, pursuant to applicable laws, rules and regulations.

The staff of the SEC is currently investigating CBOE's compliance with its obligations as a self-regulatory organization under the federal securities laws. See "Item 3—Legal Proceedings." While an agreement has not been reached with the SEC staff, we believe that any resolution of this matter would likely include a monetary penalty and may require CBOE to make additional changes to its compliance programs and procedures. A resolution of this matter may also involve other remedies within the SEC's authority.

In addition to what is described above, if the SEC were to find one of our programs of enforcement and compliance to be deficient, CBOE or C2 could be the subject of SEC investigations and enforcement proceedings that may result in substantial sanctions, including revocation of an exchange's registration as a national securities exchange. Any such investigations or proceedings, whether successful or unsuccessful, could result in substantial costs, the diversion of resources, including management time, and potential harm to our reputation, which could have a material adverse effect on our business, results of operations or financial condition. In addition, CBOE or C2 may be required to modify or restructure their regulatory functions in response to any changes in the regulatory environment, or they may be required to rely on third parties to perform regulatory and oversight functions, each of which may require us to incur substantial expenses and may harm our reputation if our regulatory services are deemed inadequate.

Recently, we have significantly increased the size of our regulatory division and hired a Chief Compliance Officer to assist us in meeting our SEC and CFTC legal and regulatory obligations. If we are unable to successfully manage and integrate these new employees, we may be unable to meet our legal and regulatory obligations.

Although CBOE Holdings itself is not an SRO, CBOE Holdings is subject to regulation by the SEC of activities that involve the exchanges. Specifically, the SEC will exercise oversight over the governance of CBOE Holdings and its relationship with the CBOE and C2. See "Regulatory Environment and Compliance—Regulatory Responsibilities."

In addition, we are performing certain regulatory services for ORSA and two exchanges with which we are not otherwise affiliated under regulatory services agreements. While the exchanges for which we provide regulatory services remain ultimately responsible for their respective regulatory responsibilities, if we are unable to perform under these agreements, we may be subject to monetary or other penalties by the SEC and may be liable to the entities for which we provide services and their end users.

A significant portion of our operating revenues are generated by our transaction-based business. If the amount of trading volume on our exchanges decreases, or the product mix shifts to lower revenue products, our revenues from transaction fees will decrease.

In 2012, 2011 and 2010, approximately 70%, 73% and 76% of our operating revenues, respectively, were generated by our transaction-based business. This business is dependent on our ability to attract and maintain order flow, both in absolute terms and relative to other market centers. Our total trading volumes could decline if our market participants reduce their trading activity for any reason, such as:

- a reduction in trading by customers,
- heightened capital requirements or other regulatory or legislative actions,
- reduced access to capital required to fund trading activities, or
- significant market disruptions.

In addition, the transaction fees generated are different based on type of product and other factors, including the type of customer and certain volume discounts. See "Management's Discussion and Analysis—Operating Revenues—Average transaction fee per contract." If the amount of our trading volume decreases, or the mix traded shifts to our lower transaction fee per contract products, our revenues from transaction fees will decrease.

Legislative or regulatory changes affecting the listed options market could have a material adverse effect on our business.

Changes in regulation by the SEC, CFTC or other government action, including SEC approval of rule filings by other SROs, could materially affect our markets. In recent years, the securities and futures industries have been subject to significant regulatory changes as a result of increasing government and public scrutiny in response to the global economic crisis.

In 2010, Congress passed the Dodd-Frank Act and other legislation. While certain of its requirements have been implemented, many of the provisions in Dodd-Frank that impact our markets require additional action by the SEC or the CFTC. Depending on how the SEC and CFTC interpret and implement these laws, exchanges like ours could be subject to increased competition and additional costs.

Also, in 2012, the SEC directed the self-regulatory agencies to submit a plan to create, implement and maintain a consolidated audit trail, which would serve as a comprehensive audit trail of orders that will allow regulators to efficiently and accurately track all activity in Regulation NMS securities in the U.S. markets. In addition to increased regulatory obligations, implementation of a consolidated audit trail could result in significant additional expenditures, including to implement any new technology to meet any plan's requirements.

It is also possible that there will be additional legislative and regulatory changes or efforts in the environment in which we operate our businesses, including in response to recent incidents that have disrupted operations on certain other exchanges, although we cannot predict the nature of these changes or their impact on our business at this time. Actions on any of the specific regulatory issues currently under review in the U.S. and other proposals could have a material impact on our business. For a discussion of the regulatory environment in which we operate and proposed regulatory changes, see "Business—Regulatory Environment and Compliance."

In addition, Congress, the SEC and other regulatory authorities could impose legislative or regulatory changes that could adversely impact the ability of our market participants to use our markets, or participate in the options or futures industry at all. Any such changes could result in the loss of a significant number of market participants or a reduction in trading activity on our markets, any of which could have a material adverse effect on our business. Changes or proposed changes in regulation may also result in additional costs of compliance and modification of market participants' trading activity on our exchanges.

Intense competition could materially adversely affect our market share and financial performance.

We compete with a number of entities on several different fronts, including the cost, quality and speed of our trade execution, functionality and ease of use of our trading platform, range of our products and services, our technological innovation and adaptation and our reputation. Our principal competitors are the nine other U.S. options exchanges. We also compete against investment banks and other entities that trade options over-the-counter. See also "Our business may be adversely affected by price competition."

Most of the equity options and options on ETPs listed and traded on our exchanges are also listed and traded on other U.S. options exchanges. Changes we have implemented in response to competitive pressures may not be successful in maintaining or expanding our market share in those products in the future. Likewise, our future responses to these or other competitive developments may not be successful in maintaining or expanding our market share.

Some of our competitors and potential competitors have greater financial, marketing, technological, personnel and other resources than we do. These factors may enable them to develop similar or more innovative products, to offer lower transaction fees or better execution to their customers or to execute their business strategies more quickly or efficiently than we can.

Furthermore, our competitors may:

- respond more quickly to competitive pressures;
- develop products that compete with our products or are preferred by our customers;
- develop and expand their technology and service offerings more efficiently;
- provide better, more user-friendly and more reliable technology;
- take greater advantage of acquisitions, alliances and other opportunities;

- market, promote and sell their products and services more effectively;
- leverage existing relationships with customers and alliance partners more effectively or exploit brand names to market and sell their services; and
- exploit regulatory disparities between traditional, regulated exchanges and alternative markets, including over-the-counter markets, that benefit from a reduced regulatory burden and lower-cost business model.

The derivatives industry has witnessed both the consolidation of exchange holding companies and the growth in the number of exchanges, with a doubling of the number of options exchanges over the past decade. Consolidation or alliances among our competitors may achieve cost reductions or other increases in efficiency, which may allow them to offer better prices or services than we do. The increase to the number of competitors that we face may result in fragmentation of the market and a reduced market share for our exchanges.

If our products, markets, services and technology are not competitive, our financial condition and operating results will be materially harmed. A decline in our transaction fees or any loss of customers would lower our revenues, which would adversely affect our profitability. For a discussion of the competitive environment in which we operate, see "Business—Competition."

General economic conditions and other factors beyond our control could significantly reduce demand for our products and services and harm our business.

The volume of options transactions and the demand for our products and services are directly affected by economic, political and market conditions in the United States and elsewhere in the world that are beyond our control, including:

- broad trends in business and finance;
- concerns over inflation and wavering institutional or retail confidence levels;
- changes in government fiscal and monetary policy and foreign currency exchange rates;
- the availability of short-term and long-term funding and capital;
- the availability of alternative investment opportunities;
- changes in the level of trading activity in underlying instruments;
- changes and volatility in the prices of securities;
- the level and volatility of interest rates;
- unforeseen market closures or other disruptions in trading; and
- concerns about terrorism and war.

General economic conditions affect options trading in a variety of ways, from the availability of capital to investor confidence. The economic climate in recent years has been characterized by challenging business, economic and political conditions throughout the world. For only the second time in twenty years, in 2012, total U.S. options volume is down from the prior year. Adverse changes in the economy can have a negative impact on our revenues by causing a decline in trading volume. Because our structure and overhead costs are based on assumptions of certain levels of market activity, significant declines in trading volumes or demand for market data may have a material adverse effect on our business, financial condition and operating results.

We may not be able to protect our intellectual property rights.

We rely on patent, trade secret, copyright and trademark laws, the law of the doctrine of misappropriation and contractual protections to protect our proprietary technology, proprietary index and futures products, index methodologies and other proprietary rights. In addition, we rely on the intellectual property rights of our licensors in connection with our listing of exclusively-licensed index and futures products. We and our licensors may not be able to prevent third parties from copying, or otherwise obtaining and using, our intellectual property without authorization, listing our proprietary or exclusively-licensed index products without licenses or otherwise infringing on our rights. We and our licensors may have to rely on litigation to enforce our intellectual property rights, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. We and our licensors may not be successful in this regard. Such litigation, whether successful or unsuccessful, could result in substantial costs to us, diversion of our resources or a reduction in our revenues, any of which could materially adversely affect our business. For a description of current litigation involving, among other things, these matters, please see "Legal Proceedings."

Any infringement by us on patent rights of others could result in litigation and could have a material adverse effect on our operations.

Our competitors as well as other companies and individuals have obtained, or may obtain, patents that are related to our technology or the types of products and services we offer or plan to offer. We may not be aware of all patents containing claims that may pose a risk of infringement by our products, services or technologies. In addition, some patent applications in the United States are confidential until a patent is issued, and therefore we cannot evaluate the extent to which our products and services may be covered or asserted to be covered in pending patent applications. Thus, we cannot be sure that our products and services do not infringe on the rights of others or that others will not make claims of infringement against us. Claims of infringement are not uncommon in our industry. If one or more of our products, services or technologies were determined to infringe a patent held by another party, we may be required to stop using, developing or marketing those products, services or technologies, obtain a license from the holders of the patents or redesign those products, services or technologies to avoid infringing the patent. If we were required to stop using, developing or marketing certain products, our business, results of operations and financial condition would be materially harmed. Moreover, if we were unable to obtain required licenses, we may not be able to redesign our products, services or technologies to avoid infringement, which could materially adversely affect our business, results of operations or financial condition. For a discussion of patent litigation involving us, please see "Legal Proceedings."

We may not be able to maintain operating revenues generated by making trading permits available in exchange for a fee.

The right to trade on our exchanges is made available through trading permits for which the user pays a fee. These fees account for a significant portion of our operating revenues—12.5% in 2012. CBOE charges the highest relative trading permit rates in the options industry. We may face pressure from our customers to lower these rates or may see larger firms electing to use fewer permits to access our exchanges. If the demand for trading permits to our exchanges is less than historic levels or if we are unable to maintain permit rates, our ability to generate operating revenues through the granting of permits for trading access would be negatively impacted, which could adversely affect our profitability.

Computer and communications systems failures and capacity constraints could harm our reputation and our business.

We operate, monitor and maintain our computer systems and network services, including the systems that comprise CBOE Command, the platform for trading on our exchanges. If we are unable to operate, monitor or maintain these systems, or program them so that they operate correctly, it could have a material adverse effect on our ability to conduct our business. Although we have a complete back-up of our primary data center, the back-up systems or disaster recovery plans may prove to be inadequate in the event of a systems failure or cyber-security breach.

Our systems may fail, in whole or in part, or, due to capacity constraints, may operate slowly, causing one or more of the following:

- unanticipated disruption in service to our participants;
- failures or delays during peak trading times or times of unusual market volatility;
- slower response times and delays in trade execution and processing;
- incomplete or inaccurate accounting, recording or processing of trades; and
- our distribution of inaccurate or untimely market data to participants who rely on this data in their trading activity.

Any of these events may cause:

- a loss in transaction or other fees due to the inability to provide services for a time,
- requests by market participants or others that we reimburse them for financial loss, either within the constrains of the limited liability provisions of our exchanges' rules or in excess of those amounts,
- trading to diminish on our exchanges due to dissatisfaction with the platform, and
- our regulators to investigate or take enforcement action against us.

As a consequence of any of these events, our business, financial condition and results of operations could suffer materially.

In addition to other measures, we test our systems to confirm whether they will be able to handle anticipated present and future peak trading volume or times of unusual market volatility. However, we cannot assure you that our estimates of future trading volume will be accurate or that our systems will always be able to accommodate actual trading volume without failure or degradation of performance.

We anticipate that we will need to continue to make significant investments in hardware, software and telecommunications infrastructure to accommodate the increases in traffic. If we cannot increase the capacity and capabilities of our systems to accommodate an increasing volume of transactions and to execute our business strategy, our ability to maintain or expand our businesses would be adversely affected.

The computer systems and communication networks upon which we rely may be vulnerable to security risks and other disruptions.

The secure and reliable operation of our computer systems, including the systems that calculate and transmit our index values, and our communications networks, and those of our service providers and market participants, is a critical element of our operations. These systems and communications networks may be vulnerable to unauthorized access, computer viruses and other security problems, as well as to acts of terrorism, natural disasters and other events that are beyond our control. If our security measures are compromised or if there are interruptions or malfunctions in our systems or communications networks, our business, financial condition and operating results could be materially impacted. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems, including harm to reputation and litigation, caused by any breaches in security or system failures. Measures we implement for security and otherwise to provide for the integrity and reliability of our systems may prove to be inadequate in preventing system failures or delays in our systems or communications networks, which could lower trading volume and have an adverse effect on our business, financial condition and operating results.

Potential conflicts of interest between our for-profit status and our regulatory responsibilities may adversely affect our business.

As a for-profit business with regulatory responsibilities, there may be a conflict of interest between our regulatory responsibilities and the interests of some of our market participants or our own business interests. Any failure by us to fulfill our regulatory obligations could significantly harm our reputation, increase regulatory scrutiny or cause the SEC or CFTC to take action against us, all of which could adversely affect our business, results of operations or financial condition.

Our compliance methods might not be effective and may result in outcomes that could adversely affect our financial condition and operating results.

As the parent company for SROs, we are responsible for maintaining exchanges that comply with SEC and CFTC laws and regulations and the rules of the respective exchanges. Our ability to comply with applicable laws and rules is largely dependent on our establishment and maintenance of compliance, audit and reporting systems, as well as our ability to attract and retain qualified personnel throughout the company. Our policies and procedures to identify, monitor and manage compliance risks may not be fully effective. Management of legal and regulatory risk requires policies and procedures to properly monitor, record and verify a large number of transactions and events. We cannot provide assurance that our policies and procedures will always be effective or that we will always be successful in monitoring or evaluating the compliance risks to which we are or may be exposed. We have implemented new compliance policies and procedures in response to an ongoing review of our compliance with our self-regulatory responsibilities. See "Item 3—Legal Proceedings." If these new policies and procedures are not effective, we may be subject to monetary or other penalties by our regulators.

If we fail to attract or retain highly skilled management and other employees, our business may be harmed.

Our future success depends in large part on our management team, which possesses extensive knowledge and managerial skill with respect to the critical aspects of our business. In December 2012, we announced a management transition to be effected following the 2013 annual meeting of stockholders in which Mr. Brodsky will become Executive Chairman, Mr. Tilly will become Chief Executive Officer and Mr. Provost will become President and Chief Operating Officer. The failure to retain members of our management team and successfully implement our management transition could adversely affect our ability to manage our business effectively and execute our business strategy.

Our business is also dependent on highly skilled employees who provide specialized services to our clients and oversee our regulatory and technology functions. Many of these employees have extensive knowledge and experience in highly technical and complex areas of the options trading industry. Because of the complexity and risks associated with our business and the specialized knowledge required to conduct this business effectively, and because the growth in our industry has increased demand for qualified personnel, many of our employees could find employment at other firms if they chose to do so, particularly if we fail to continue to provide competitive levels of compensation. If we fail to retain our current employees, it would be difficult and costly to identify, recruit and train replacements needed to continue to conduct and expand our business. In particular, failure to retain and attract qualified systems and regulatory personnel could result in systems errors or regulatory infractions. Consequently, our reputation may be harmed, we may incur additional costs and our profitability could decline.

We may not effectively manage our growth, which could materially harm our business.

In recent years, we have launched a new options exchange, experienced significant increased volume on our futures exchange and significantly increased the staff in our regulatory division. We expect that our business will grow, which may place a significant strain on our management, personnel, systems and resources. We must continually improve our operational, financial and regulatory systems and managerial controls and procedures, and we will need to continue to expand, train and manage our workforce. We must also maintain close coordination among our technology, accounting, finance, marketing, sales, regulatory and compliance functions. We cannot assure you that we will manage our growth effectively. If we fail to do so, our business could be materially harmed.

Our continued growth will require increased investment by us in technology, facilities, personnel and financial and management systems and controls. It also will require expansion of our procedures for monitoring and assuring our compliance with applicable regulations, and we will need to integrate, train and manage a growing employee base. The expansion of our existing businesses, any expansion into new businesses and the resulting growth of our employee base will increase our need for internal audit and monitoring processes, which may be more extensive and broader in scope than those we have historically required. We may not be successful in identifying or implementing all of the processes that are necessary. Further, unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with this growth, our operating margins and profitability will be adversely affected.

We depend on third party service providers for certain services that are important to our business. An interruption or cessation of such service by any third party could have a material adverse effect on our business.

We depend on a number of service providers, including banking and clearing organizations such as the OCC and its member clearing firms; the host of our data center; processors of market information such as the Consolidated Tape Association and OPRA; and various vendors of communications and networking products and services. We cannot assure you that any of these providers will be able to continue to provide these services in an efficient manner or that they will be able to adequately expand their services to meet our needs. An interruption or malfunction in or the cessation of an important service by any third party and our inability to make alternative arrangements in a timely manner, or at all, could have a material adverse impact on our business, financial condition and operating results.

Our ability to implement or amend rules could be limited or delayed because of regulation, which could negatively affect our ability to implement needed changes.

Our options exchanges registered with the SEC must submit proposed rule changes to the SEC for its review and, in many cases, its approval. Even where a proposed rule change may be effective upon filing with the SEC, the SEC retains the right to suspend and disapprove such rule changes. Also, the CFTC may stay or disapprove rules that we file with it for CFE, our futures exchange. The rule review process can be lengthy and can significantly delay the implementation of proposed rule changes that we believe are necessary to the operation of our markets. If the SEC or CFTC delays or does not allow one of our exchanges to implement a rule change, this could negatively affect our ability to make needed changes or implement business decisions.

Similarly, the SEC must approve amendments to our options exchange subsidiaries' certificates of incorporation and bylaws as well as certain amendments to the certificate of incorporation and bylaws of CBOE Holdings. The SEC may not approve a proposed amendment or may delay such approval in a manner that could negatively affect our ability to make a desired change, which could prevent or delay us from improving the operations of our markets or recognize income from new products.

As one of the largest options exchanges in the world and the largest options exchange in the U.S., we may be at a greater risk for a cyber attack and other cyber security risks.

The frequency of cyber attacks is increasing in general, and various groups have specifically targeted the financial services industry due to its perceived role in the current economic and political climate. At the date of this filing, we have no evidence of any cases of data theft, corruption of data or compromised customer data. In February 2012, web sites for CBOE and other exchanges were targeted with a large distributed denial of service attack. While this attack lasted only a day, affected only Internet-based systems and had minimal impact on CBOE's overall trading activities, the potential for more serious attacks in the future exists.

Security breaches may have significant costs in terms of cash outlays, business disruption, revenue losses, internal labor, overhead and other expenses. Measures we implement to monitor the environment and protect our infrastructure against security breaches and misappropriation of our intellectual property assets may prove insufficient, which could result in system failures and delays that could cause us to lose customers, experience lower trading volume, incur significant liabilities or have a negative impact on our competitive advantage.

Misconduct by our customers or others could harm us.

We run the risk that our Trading Permit Holders, other persons who use our markets or our employees will engage in fraud or other misconduct, which could result in regulatory sanctions and serious harm to our reputation, especially because we are the parent company of multiple SROs and a designated contract market. It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. In addition, misconduct by, or failures of, participants on our exchanges may discourage trading on our exchanges, which could reduce revenues.

Changes in the tax structure affecting us and our market participants could have a material adverse effect on our business.

In early 2013, the Chairman of the House Ways and Means Committee introduced a discussion draft of a proposed reform to the taxation of financial products, including repealing the "60/40 Rule," which allows market-makers to pay a blend of capital gains and ordinary tax rates on their income, requiring all derivatives to be marked-to-market and eliminating the exemption for "qualified covered calls." This discussion draft is in addition to similar proposals from other tax reformers and draft legislation in prior Congressional sessions. In addition, federal and state legislation may be introduced that would impose a new tax on certain financial transactions, including exchange-traded options. Transaction tax legislation has been proposed in Illinois and the European Union has proposed adopting a transaction tax, which, if adopted, may lead to calls for a similar tax in the United States.

If the proposed tax law changes, a transaction tax or other tax change that detrimentally impacts options or futures trading were to become law, the resulting tax law could have a negative impact on the options industry and us by making options transactions more costly to market participants, which may reduce trading in options. In addition, other states are attempting to increase tax revenues by asserting that they have nexus over certain companies. If another state were to successfully assert nexus against us, we may experience a higher marginal state tax rate.

If our risk management methods are not effective, our business, reputation and financial results may be adversely affected.

We have methods to identify, monitor and manage our risks. If our methods are not effective or we are not successful in monitoring or evaluating the risks to which we are or may be exposed, our business, reputation, financial condition and operating results could be materially adversely affected. In addition, our insurance policies may not provide adequate coverage.

We may selectively explore acquisition opportunities or strategic alliances relating to other businesses, products or technologies. We may not be successful in integrating other businesses, products or technologies with our business. Any such transaction also may not produce the results we anticipate, which could adversely affect the market price of our unrestricted common stock.

We may selectively explore and pursue acquisition and other opportunities to strengthen our business and grow our company. We may enter into business combination transactions, make acquisitions or enter into strategic partnerships, joint ventures or alliances, any of which may be material. The market for acquisition targets and strategic alliances is highly competitive, which could make it more difficult to find appropriate merger or acquisition opportunities. If we are required to raise capital by incurring debt or issuing additional equity for any reason in connection with a strategic acquisition or investment, financing may not be available or the terms of such financing may not be favorable to us and our stockholders, whose interests may be diluted by the issuance of additional stock.

The process of integration may produce unforeseen regulatory and operating difficulties and expenditures and may divert the attention of management from the ongoing operation of our business and harm the reputation of the companies. We may not successfully achieve the integration objectives, and we may not realize the anticipated cost savings, revenue growth and synergies in full or at all, or it may take longer to realize them than expected, any of which could negatively impact our results of operations, financial condition or the market price of our common stock.

Any decision to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon the earnings of our operating subsidiaries. Accordingly, there can be no guarantee that we will pay dividends to our stockholders.

We have paid quarterly dividends since the restructuring transaction and initial public offering and intend to continue paying regular quarterly dividends to our stockholders. However, any decision to pay dividends on our common stock will be at the discretion of the board of directors, which may determine not to declare dividends at all or at a reduced amount. The board's determination to declare dividends will depend upon our profitability and financial condition, contractual restrictions, restrictions imposed by applicable law and the SEC and other factors that the board deems relevant. As a holding company with no significant business operations of its own, CBOE Holdings depends entirely on distributions, if any, it may receive from its subsidiaries to meet its obligations and pay dividends to its stockholders. If these subsidiaries are not profitable, or even if they are and they determine to retain their profits for use in their businesses, we will be unable to pay dividends to our stockholders.

Certain provisions in our organizational documents could enable the board of directors to prevent or delay a change of control.

Our organizational documents contain provisions that may have the effect of discouraging, delaying or preventing a change of control of, or unsolicited acquisition proposals for, us that a stockholder might consider favorable. These include provisions:

- prohibiting stockholders from acting by written consent;
- requiring advance notice of director nominations and of business to be brought before a meeting of stockholders;
- requiring the vote of majority of the outstanding shares of common stock to amend the bylaws; and

- limiting the persons who may call special stockholders' meetings.

In addition, our organizational documents include provisions that:

- restrict any person from voting or causing the voting of shares of stock representing more than 20% of our outstanding voting capital stock; and
- restrict any person from beneficially owning shares of stock representing more than 20% of the outstanding shares of our capital stock.

Furthermore, our board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of these shares without stockholder approval. Any series of our preferred stock is likely to be senior to our common stock with respect to dividends, liquidation rights and, possibly, voting rights. The ability of the board of directors to issue preferred stock also could have the effect of discouraging unsolicited acquisition proposals, thus adversely affecting the market price of our common stock.

In addition, Delaware law makes it difficult for stockholders that have recently acquired a large interest in a corporation to cause the merger or acquisition of the corporation against the directors' wishes. Under Section 203 of the Delaware General Corporation Law, a Delaware corporation may not engage in any merger or other business combination with an interested stockholder for a period of three years following the date that the stockholder became an interested stockholder exccpt in limited circumstances, including by approval of the corporation's board of directors.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

Our principal offices are located at 400 South LaSalle Street, Chicago, Illinois 60605. Through our wholly-owned subsidiary, Chicago Options Exchange Building Corporation, we own the building in which our principal offices are located and occupy approximately 300,000 square feet of this building. In addition to our principal offices, we also lease additional office space. We lease 23,828 square feet of office space at 111 West Jackson Boulevard, Chicago, Illinois, 60604, which houses our Regulatory Division. The lease on this space expires in 2014 and contains an option to renew for an additional two years. We lease a 2,881 square foot office at 61 Broadway, New York, New York 10006. The lease on this space expires in 2017 and includes an option to renew for another five years. We lease approximately 2,500 square feet of space in New Jersey for our data center. The lease on that space expires in 2017 and includes an automatic twelve month renewal unless the agreement is terminated by either party. Finally, we lease 1,650 square feet of space outside the City of Chicago for a remote network operations center. The lease on that facility expires at the end of 2015.

We believe the space we occupy is sufficient to meet our current and future needs.

Item 3. *Legal Proceedings*

As of December 31, 2012, the end of the period covered by this report, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and we disclose the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is reasonably possible or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

Estimates of probable losses resulting from patent litigation involving the Company are inherently difficult to make, particularly when the Company's view of the case is significantly different than that expressed by the plaintiff. The Company has not recorded a liability related to damages in connection with these matters.

As of December 31, 2012, the Company does not think that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any litigation is inherently uncertain and an adverse outcome from certain matters could have a material effect on our earnings in any given reporting period.

Index Options Litigation

On November 15, 2006, CBOE, The McGraw-Hill Companies, Inc. ("McGraw-Hill") and CME Group Index Services, LLC (substituted for Dow Jones & Co.) ("Dow Jones") asserted claims in the Circuit Court of Cook County, Illinois against ISE and its parent company ("ISE"), seeking a declaration to prevent ISE from offering SPX and DJX options and to prevent OCC from issuing and clearing such options. ISE filed a lawsuit on November 2, 2006 in the United States District Court for the Southern District of New York, seeking a declaration that the rights asserted by McGraw-Hill and Dow Jones are preempted by federal law. The New York action is currently pending, but has been stayed in light of the Illinois action. The Illinois court has permanently restrained and enjoined ISE from listing or providing an exchange market for the trading of SPX and DJX options and enjoined OCC from issuing, clearing or settling the exercise of such ISE options. The Illinois Appellate Court affirmed the lower court's ruling on May 25, 2012 and the Illinois Supreme Court denied ISE's appeal of this decision. ISE filed a Petition for Certiorari with the U.S. Supreme Court on January 25, 2013.

Patent Litigation

ISE—'707

On November 22, 2006, ISE filed an action in the United States District Court for the Southern District of New York claiming that CBOE's Hybrid trading system infringes ISE's U.S. Patent No. 6,618,707 ("the '707 patent"). On January 31, 2007, CBOE filed an action in federal court in the Northern District of Illinois seeking a declaratory judgment that the '707 patent was not infringed, not valid and/or not enforceable against CBOE. The New York case was transferred to the Northern District of Illinois on August 9, 2007. The trial in this case is scheduled to begin in March 2013.

On August 15, 2012, C2 filed a declaratory judgment complaint against ISE in the United States District Court for the Northern District of Illinois alleging that the '707 patent is not valid, not infringed and not enforceable in light of decisions in the CBOE case involving the same patent.

ISE—QRM

On November 12, 2012, CBOE brought suit against ISE in the United States District Court for the Northern District of Illinois alleging that ISE infringes three patents related to quote risk monitor (QRM) technology. CBOE has requested injunctive relief and monetary damages. On February 20,

2013, the court ruled that the case be transferred to the United States District Court for the Southern District of New York where it will proceed.

SEC Matter

As previously reported in the Company's periodic filings, the staff of the SEC is investigating CBOE's compliance with its obligations as a self-regulatory organization under the federal securities laws. We continue to cooperate with the investigation and CBOE is conducting its own review of its compliance and has modified its compliance program. We have commenced discussions with the SEC staff aimed at resolving the investigation, and such discussions remain ongoing. While an agreement has not been reached with the SEC staff, we believe that any resolution of this matter would include a monetary penalty and may require CBOE to make additional changes to its compliance programs and procedures. A resolution of this matter may also involve other remedies within the SEC's authority. During the fourth quarter of 2012, the Company recorded a charge of $5.0 million related to this matter which is included in other expenses in the consolidated statement of income and accounts payable and accrued expenses in the consolidated balance sheet for the year ended December 31, 2012, respectively. There is currently no definitive agreement with the SEC staff for the resolution of this matter. We believe that it is reasonably possible that the Company could incur a charge in connection with this matter of up to $10 million, and any agreement will be subject to the approval by the Commissioners of the SEC. Therefore, there can be no assurance that the Company's negotiations with the SEC staff will result in a definitive agreement, and the amount of the monetary penalty upon final disposition of these matters may exceed the amount we have accrued. However, we believe that the likelihood of any additional monetary penalty in excess of the upper limit of the range set forth above is remote.

Other

As a self-regulatory organization under the jurisdiction of the SEC, with respect to CBOE and C2, and as a designated contract market under the jurisdiction of the CFTC, with respect to CFE, we are subject to routine reviews and inspections by the SEC and the CFTC.

We are also currently a party to various other legal proceedings including those already mentioned. Management does not believe that the outcome of any of these other reviews, inspections or other legal proceedings will have a material impact on our consolidated financial position, results of operations or cash flows.

Item 4. ***Mine Safety Disclosures***

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Unrestricted Common Stock

The Company's unrestricted common stock is listed on the NASDAQ Global Select Market under the trading symbol CBOE. As of January 30, 2013, there were approximately 242 holders of record of our unrestricted common stock.

The following table sets forth the high and low sales prices by quarter for shares of our unrestricted common stock as reported on NASDAQ and cash dividends per quarter:

Calendar Period	Price Range High	Price Range Low	Cash Dividends per Share
2011			
First Quarter	$29.77	$22.43	$0.10
Second Quarter	29.40	23.33	0.10
Third Quarter	27.62	21.55	0.12
Fourth Quarter	28.15	23.58	0.12
2012			
First Quarter	29.56	24.44	0.12
Second Quarter	28.66	24.56	0.12
Third Quarter	30.39	27.40	0.15
Fourth Quarter(1)	30.95	28.56	0.90
2013			
Through February 21, 2013(2)	36.11	29.74	0.15

(1) On December 11, 2012, the Company's board of directors declared a special cash dividend of $0.75 per share. The dividend was paid on December 28, 2012 to stockholders of record at the close of business on December 21, 2012. This was in addition to the regular fourth quarter cash dividend of $0.15 per share, which was paid on December 21, 2012 to stockholders of record at the close of business on November 30, 2012.

(2) On February 6, 2013, the Company's board of directors declared a quarterly cash dividend of $0.15 per share. The dividend is payable on March 22, 2013 to stockholders of record at the close of business on March 1, 2013.

Dividends

Each share of unrestricted common stock and restricted stock is entitled to receive dividends if, as and when declared by the board of directors of the Company.

The Company's expectation is to continue to pay dividends, with any such dividend based on prior year's net income adjusted for certain items. The decision to pay a dividend, however, remains within the discretion of our Board of Directors and may be affected by various factors, including our earnings, financial condition, capital requirements, level of indebtedness and other considerations our Board of Directors deems relevant. Future credit facilities, other future debt obligations and statutory provisions may limit, or in some cases prohibit, our ability to pay dividends.

As a holding company, the Company's ability to declare and pay dividends in the future with respect to its common stock will also be dependent upon the ability of its subsidiaries to pay dividends to it under applicable corporate law.

Restricted Stock

On January 13, 2010, the Board approved the Amended and Restated CBOE Holdings, Inc. Long-Term Incentive Plan (the "LTIP"). The board amended and restated the plan, effective upon receiving stockholder approval, which was received at the Company's May 17, 2011 Annual Meeting of Stockholders. The LTIP provides that an aggregate of 4,248,497 shares of the Company's common stock are reserved for issuance to participants under the LTIP. As of February 7, 2013, the Company had outstanding grants of restricted stock covering 1,220,580 shares of its common stock which includes shares granted on February 6, 2013. The restricted stock granted is entitled to participate in any dividends granted on the unrestricted common stock. The Company does not maintain any other compensation plans under which equity securities of the Company are authorized for issuance.

Recent Sales of Unregistered Securities

None

Use of Proceeds

None

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below shows the purchases of equity securities by the Company in the three months ended December 31, 2012, reflecting the purchase of unrestricted common stock under the Company's share repurchase program:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(1)
October 1, 2012 - October 31, 2012	—	$—	—	$103,261,436
November 1, 2012 - November 30, 2012	—	—	—	103,261,436
December 1, 2012 - December 31, 2012	—	—	—	103,261,436
Totals	—	$—	—	

(1) On August 2, 2011, the Company announced that its board of directors had adopted a share repurchase plan and authorized the repurchase of $100 million of its outstanding unrestricted common stock and began purchasing shares shortly thereafter. On July 31, 2012, the Company's board of directors authorized the Company to repurchase an additional $100 million of its outstanding unrestricted common stock. Under the plan, the Company is authorized to repurchase up to $200 million in its unrestricted common stock, including on the open market and in privately negotiated transactions. There can be no assurance as to the number of additional shares the Company will repurchase under the authorized plan. The timing and extent to which the Company repurchases its shares will depend upon, among other things, market conditions, share price, liquidity targets, regulatory requirements and other factors. Share repurchases may be commenced or suspended at any time or from time to time without prior notice, and the share repurchase plan does not currently have an expiration date.

The Company purchased 27 shares of its unrestricted common stock at an average price of $29.73 in the three months ended December 31, 2012 to satisfy employee tax obligations upon the vesting of restricted stock. These shares are not part of the publicly announced program.

Stockholder Return Performance Graph

The following graph compares the cumulative total return provided to stockholders on our unrestricted common stock since our initial public offering against the return of the S&P Midcap 400 Index and a customized peer group that includes CME Group Inc., IntercontinentalExchange Inc., NYSE Euronext, The NASDAQ OMX Group Inc. and CBOE Holdings. An investment of $100, with reinvestment of all dividends, is assumed to have been made in our unrestricted common stock, the index and the peer group on June 15, 2010, and its performance is tracked on a quarterly basis through December 31, 2012.

Comparison of Cumulative Total Return of the Company, Peer Groups, Industry Indexes and/or Broad Markets

COMPARISON OF 30 MONTH CUMULATIVE TOTAL RETURN*

Among CBOE Holdings, Inc., the S&P Midcap 400 Index and a Peer Group


140
130
120
110
100
90
80
70
60
06/15/10
06/30/10
09/30/10
12/31/10
03/31/11
06/30/11
09/30/11
12/31/11
03/31/12
06/30/12
09/30/12
12/31/12
CBOE
S&P Midcap 400
Peer Group

* $100 invested on 6/15/10 in stock or 5/31/10 in index, including reinvestment of dividends. Fiscal year ending December 31.

	6/15/2010(1)	6/30/2010	9/30/2010	12/31/2010	3/31/2011	6/30/2011	9/30/2011	12/31/2011	3/31/2012	6/30/2012	9/30/2012	12/31/2012
CBOE Holdings, Inc.	100	100.18	61.97	70.98	90.28	76.97	76.92	81.65	90.13	88.2	94.17	97.25
S&P Midcap 400 . . .	100	93.45	105.70	119.98	131.21	130.25	104.35	117.9	133.81	127.21	134.13	138.97
Peer Group	100	92.13	86.41	101.77	105.25	102.99	87.3	90.29	104.88	97.68	100.85	100.15

(1) Reflects the date of the Company's initial public offering

Item 6. ***Selected Financial Data***

The following table shows selected financial data of the Company that should be read together with the Consolidated Financial Statements and corresponding notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Items 7 and 8 of this Form 10-K:

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands, except per share amounts)				
Income Statement Data:					
Total operating revenues(1)	$512,338	$508,144	$437,104	$426,082	$416,783
Total operating expenses	268,241	266,512	269,763	248,497	229,473
Operating income	244,097	241,632	167,341	177,585	187,310
Total other income/(expense)	(1,546)	(1,548)	(2,718)	(355)	6,097
Income before income taxes	242,551	240,084	164,623	177,230	193,407
Income tax provision	85,156	100,678	65,227	70,779	78,119
Net income	$157,395	$139,406	$ 99,396	$106,451	$115,288
Net income allocated to common stockholders	$155,254	$136,582	$ 98,166	$106,451	$115,288
Net income per share allocated to common stockholders(2)					
Basic	$ 1.78	$ 1.52	$ 1.03	$ 1.17	$ 1.27
Diluted	1.78	1.52	1.03	1.17	1.27
Cash dividends per share paid on Class A and B Common Stock	—	—	1.25	—	—
Cash dividends per share(3)	1.29	0.44	0.20	—	—
Balance Sheet Data:					
Total assets	$338,858	$327,868	$254,112	$571,948	$496,139
Total liabilities	99,736	91,598	78,238	383,814	114,479
Total stockholders'/members' equity	239,122	236,270	175,874	188,134	381,660
Average daily volume by product(4)					
Equities	1,977	2,048	2,273	2,519	2,387
Indexes	1,217	1,271	1,071	884	1,026
Exchange-traded products	1,247	1,462	1,097	1,100	1,304
Total options average daily volume	4,441	4,781	4,441	4,503	4,717
Futures	96	48	17	5	5
Total average daily volume	4,537	4,829	4,458	4,508	4,722

(1) In December 2009, we recognized as revenue $24.1 million of access fees assessed and collected in 2008 and 2007, which were included in deferred revenue pending the final, non-appealable resolution of the Delaware Action.

(2) Net income per share allocated to common stockholders is calculated by dividing net income for each of the periods as if the restructuring transaction had occurred at the beginning of the years ended December 31, 2010, 2009 and 2008.

(3) On December 11, 2012, the Company's board of directors declared a special cash dividend of $0.75 per share. This was in addition to the quarterly cash dividends which aggregated $0.54 per share for the year ended December 31, 2012.

(4) Average daily volume equals the total contracts traded during the period divided by the number of trading days in the period.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

General

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included in Item 8 of this Annual Report on Form 10-K. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See "Risk Factors" and "Forward-Looking Statements" above.

Overview

The primary business of the Company is the operation of markets for the trading of listed options contracts on three broad product categories: 1) the stocks of individual corporations (equity options), 2) various market indexes (index options) and 3) other exchange-traded products (ETP options) such as exchange-traded funds (ETF options) and exchange-traded notes (ETN options). We also offer futures products through a futures market. The Company owns and operates three stand-alone exchanges, but reports the results of its operations in one reporting segment. CBOE is our primary market and offers trading for listed options through a single system that integrates electronic trading and traditional open outcry trading on our trading floor in Chicago. This integration of electronic trading and traditional open outcry trading into a single exchange is known as our Hybrid trading model. C2 is our all-electronic exchange that also offers trading for listed options, but with a different market model and fee schedule than CBOE. Finally, CFE, our all-electronic futures exchange, offers futures on the VIX Index, as well as on other products. All of our exchanges operate on our proprietary technology platform known as CBOE Command.

Restructuring Transaction

On June 18, 2010, CBOE converted from a non-stock corporation owned by its members into a stock corporation that is a wholly-owned subsidiary of CBOE Holdings.

In the consolidated statements of income for CBOE Holdings for the twelve months ended December 31, 2010, net income per share allocated to common stockholders is calculated by dividing historical net income for the period by the weighted average number of common shares as if the restructuring transaction were consummated at the beginning of the period.

Components of Operating Revenues

Transaction Fees

The primary and largest source of operating revenues is transaction fee revenue. Transaction fee revenue is a function of three variables: (1) exchange fee rates; (2) trading volume; and (3) transaction mix between contract type. Because trading fees are assessed on a per contract basis, exchange fee revenue is highly correlated to the volume of contracts traded on the Company's exchanges. While exchange fee rates are established by the Company, trading volume and transaction mix are primarily influenced by factors outside its control, including price competition, price volatility in the underlying securities and national and international economic and political conditions.

Revenue is recorded as transactions occur on a trade-date basis. Transaction fee revenue accounted for 69.7%, 73.4% and 75.6% of total operating revenues for the year ended December 31, 2012, 2011 and 2010, respectively. The main option categories traded are equities, indexes and ETPs. The equity options category reflects trading in options contracts on the stocks of individual companies. The index options category reflects trading in index options contracts on market indexes and on the interest rates of U.S. Treasury securities. The ETP options category includes ETF options that are options on baskets of stocks designed to generally track an index, but which trade like individual stocks, and ETN options that are options on senior, unsecured, unsubordinated debt securities issued by an underwriting bank. Futures are standardized, transferable, exchange-traded contracts that require delivery of a commodity, bond, currency or stock index at a specified price and on a specified future date.

The Company believes that the number of investors that use options represents a growing proportion of the total investing public and that the increasing use of options represents a long-term trend that will continue in the future. Furthermore, we believe significant opportunities exist to expand the use of options by both institutional and professional investors and for the migration of activity from the over-the-counter market to exchanges.

While there is no certainty, we expect that the industry-wide and Company-specific factors that contributed to past volume changes will continue to contribute to future volume changes. However, additional factors may arise that could also impact contract trading volume which may result in increases or decrease in our contract trading volume, such as new or existing competition, or other events. Considering these factors we do not expect recent trading volumes to be an indicator of future trading volume.

Access Fees

Access fees represent fees assessed to Trading Permit Holders for the opportunity to trade and use other related functions of CBOE. The program contains a tier-based market-maker appointment system with different trading permits based on trading function and, in the case of market-makers, the assessment of a surcharge for certain CBOE proprietary products. The number of trading permits made available are limited.

On July 1, 2010, the Company began charging monthly fees to Trading Permit Holders under a trading access program. The trading access program could be impacted by seasonality and market fluctuations that affect trading volume.

Prior to July 1, 2010, access fees represented fees assessed to Temporary Members and interim Trading Permit Holders for the right to trade at CBOE and dues charged to Members. The fees assessed Temporary Members and interim Trading Permit Holders were based on average lease rates and the number of temporary access points and interim trading permits.

Exchange Services and Other Fees

To facilitate trading, the Company offers trading floor space, technology services, terminal and other equipment rentals, maintenance services and telecommunications services. Trading floor and equipment rentals are generally on a month-to-month basis. Facilities, systems services and other fees are generally monthly fee-based, although certain services are influenced by trading volume or other defined metrics, while others are based solely on demand.

Market Data Fees

Market data fees represent income derived from the sale of our transaction information through the Options Price Reporting Authority ("OPRA") and through our subsidiary, Market Data Express, LLC ("MDX"). Through MDX, we sell historical options data, as well as real-time data for certain proprietary products and indexes. It also provides market data through CBOE Streaming Markets, a high-availability, low latency streaming data feed. OPRA is a limited liability company consisting of representatives of the member exchanges and is authorized by the SEC to provide consolidated options information. OPRA gathers market data from various options exchanges, including

CBOE and C2, and, in turn, disseminates this data to third parties who pay fees to OPRA to access the data. CBOE and C2 are members of a management committee with other member exchanges that administer the OPRA limited liability company agreement. Revenue generated by OPRA from the dissemination of market data is shared among OPRA members according to the number of total cleared options transactions by each of the member exchanges as calculated each quarter. OPRA is not consolidated with the Company.

Regulatory Fees

Regulatory fees are charged to Trading Permit Holders in support of our regulatory responsibilities as self-regulatory organizations under the Exchange Act. CBOE and C2 charge the Options Regulatory Fee under which fees are based on industry-wide customer volume of Trading Permit Holders. This source of revenue could decline in the future if the number of customer contracts executed by Trading Permit Holder declines and rates are not increased or if our costs to perform our regulatory responsibilities stabilize or decrease.

The SEC requires that the revenues derived from certain of the fees from our regulatory functions, some of which are included in this revenue category, and regulatory fines must be used for regulatory purposes. Expenses related to our regulatory functions are included in our operating expenses, mainly in employee costs and outside services.

Other Revenue

The following sub-categories are the sources of revenue within this category:

- Revenue generated through licensing of VIX products;
- Revenue derived from fines assessed for rule violations;
- Revenue associated with advertisements through our corporate web site, *www.cboe.com*;
- Rental of commercial space in the lobby of our building;
- Revenue generated through our order routing cancel fee;
- Revenue generated from courses and seminars offered through CBOE's Options Institute; and
- Other sources of revenue.

Components of Operating Expenses

Most of our expenses do not vary directly with changes in our trading volume except royalty fees and trading volume incentives. We remain focused on managing expense growth to drive greater operating leverage and continue to explore opportunities to expand our operating margins.

Employee Costs

Employee costs are our most significant expense and include employee wages, stock-based compensation, incentive compensation, severance, benefits and employer taxes. Salaries and benefits represent our largest expense category and tend to be driven by both our staffing requirements and the general dynamics of the employment market. Stock-based compensation is a non-cash expense related to restricted stock grants. Stock-based compensation can vary depending on the quantity and fair value of the award on the date of grant and the related service period.

Depreciation and Amortization

Depreciation and amortization expense results from the depreciation of long-lived assets purchased and the amortization of purchased and internally developed software.

Data Processing

Data processing expense consists primarily of costs for network connections to our electronic trading platforms and market data customers.

Outside Services

Outside services consist primarily of consulting services, which include: the supplementation of staff for activities primarily related to systems development and maintenance and legal, regulatory and accounting services.

Royalty Fees

Royalty fees primarily consist of license fees paid on proprietary products based on current volume levels. The Company has licenses with the owners of the S&P 500 and S&P 100 indexes, the DJIA, the NASDAQ 100 and the Russell indexes. This category also includes market participants participation rights for order flow that they direct or cause to be directed to our exchanges.

Trading Volume Incentives

Trading volume incentives consist of market linkage expenses incurred to send certain orders to other exchanges. If a competing exchange quotes a better price, we route the customer's order to that exchange and pay certain of the associated costs. Regardless of whether the transaction is traded at our exchanges, the order flow potential enhances our overall market position and participation and provides cost savings to customers. Trading volume incentives vary based on the volume of contracts linked to other exchanges and fees charged by other exchanges and the Company.

Travel and Promotional Expenses

Travel and promotional expenses primarily consist of advertising, costs for special events, sponsorship of industry conferences, options education seminars and travel for company staff.

Facilities Costs

Facilities costs primarily consist of expenses related to owned and leased properties including rent, maintenance, utilities, real estate taxes and telecommunications costs for the Company.

Other Expenses

Other expenses represent costs necessary to support our operations but are not included in the above categories.

Other Income/(Expense)

Income and expenses incurred through activities outside of our core operations are considered non-operating and are classified as other income/(expense). These activities primarily include investing of excess cash, financing activities and investments in other business ventures.

Critical Accounting Policies and Estimates

The preparation of the Company's consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to areas that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty. The Company bases its estimates on historical experience, observance of trends in particular areas, information available from outside sources and various other assumptions that are believed to be reasonable under the circumstances. Information from these sources form the basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources. Actual amounts may differ from these estimates under different assumptions or conditions.

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact of, and any associated risks related to, these policies on our business operations is discussed throughout "Management's Discussion and Analysis of Financial Condition and Results of Operations." For a detailed discussion on the application of these and other accounting policies, see Note 1 to our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

Revenue Recognition

Transaction fees revenue is considered earned upon the execution of the trade recognized on a trade-date basis and presented net of applicable volume discounts. In the event liquidity providers prepay for transaction fees, revenue is recognized based on the attainment of volume thresholds resulting in the amortization of the prepayment over the calendar year. Access fee revenue is recognized during the period the service is provided and assurance of collectability is provided. Exchange services and other fees revenue is recognized during the period the service is provided. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and is received quarterly. Revenue from our market data services are recognized in the period the data is provided. Regulatory fees are recognized on a trade-date basis.

Income Taxes

Deferred income taxes are determined in accordance with ASC 740, *Income Taxes* ("ASC 740"), and arise from temporary differences between the tax basis and book basis of assets and liabilities. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the book and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be reversed. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date. The Company files tax returns for federal, state and local income tax purposes. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

If the Company considers that a tax position is "more-likely-than-not" to be sustained upon audit, based solely on the technical merits of the position, it recognizes the tax benefit. The Company measures the tax benefit by determining the largest amount that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information. These assessments can be complex and require specific analysis to determine the impact of the position, as such the Company often obtains assistance from external advisors. The Company considers the information and arrives at the percentage to apply as a possible uncertain portion related to the position. To the extent that the Company's estimates change or the final tax outcome of these matters is different than the amounts recorded, such differences will impact the income tax provision in the period in which such determinations are made. Uncertain tax positions are classified as current only when the Company expects to pay cash within the next twelve months. Interest and penalties, if any, are recorded within the provision for income taxes in the Company's consolidated statements of income and are classified on the consolidated balance sheets with the related liability for unrecognized tax benefits.

Recent Accounting Pronouncements

There are no recent accounting pronouncements that would impact our consolidated balance sheets, statements of income, comprehensive income or cash flows.

Year ended December 31, 2012 compared to the year ended December 31, 2011

Overview

The following summarizes changes in financial performance for the year ended December 31, 2012 compared to 2011.

	2012	2011	Inc./(Dec.)	Percent Change
	(in millions, except per share amounts)			
Total operating revenues	$512.3	$508.1	$ 4.2	0.8%
Total operating expenses	268.2	266.5	1.7	0.6%
Operating income	244.1	241.6	2.5	1.0%
Total other expense	(1.5)	(1.5)	—	—
Income before income taxes	242.6	240.1	2.5	1.0%
Income tax provision	85.2	100.7	(15.5)	(15.4)%
Net income	$157.4	$139.4	$ 18.0	12.9%
Net income allocated to common stockholders	$155.3	$136.6	$ 18.7	13.7%
Operating income percentage	47.6%	47.5%		
Net income percentage	30.7%	27.4%		
Diluted—net income per share allocated to common stockholders	$ 1.78	$ 1.52		

- The Company's market share of total options contracts traded on U.S. exchanges was 27.8% for the year ended December 31, 2012 compared to 26.4% for the year ended December 31, 2011.
- Total operating revenues increased due to higher exchange services and other fees, market data fees, regulatory fees and other revenue, partially offset by decreases in transaction fees and access fees.
- Total operating expenses increased due to higher outside services and other expenses, partially offset by decreases in depreciation and amortization and trading volume incentives.

Significant Events in 2012

Total cleared contract volume in 2012 reached 4.0 billion contracts, a 12% decline from the 2011 record volume of 4.6 billion contracts as reported by the OCC. Despite this decline, 2012 marks the second highest year for cleared contract volume to date and the second consecutive year in which volume surpassed 4 billion contracts.

We experienced strong growth in VIX options and futures in 2012. For the year ended December 31, 2012 as compared to the prior year period, we experienced increases in total volume in VIX options and futures of of 13.0% and 99.2%, respectively. We believe the growth is due to a broader customer base and our commitment to investor education.

On December 12, 2012, the Company announced that William J. Brodsky, Chairman and CEO, advised the Board that he will step down as CEO effective following the 2013 Annual Meeting in May 2013. Following the annual meeting, it is anticipated that he will assume the role of Executive Chairman of the Board. The company also announced that its Board of Directors appointed Edward T. Tilly, CBOE President and COO, as CEO, also effective following the 2013 Annual Meeting. Edward L. Provost, CBOE Chief Business Development Officer, will succeed Tilly as CBOE President and COO.

Transactions Impacting our Financial Performance for the Twelve Months ended December 31, 2012

- On January 3, 2012, the Company implemented several changes to our fee schedule to promote trading in various products. Adjustments were made to liquidity provider sliding scales, effectively decreasing per contract fees on multiply-listed option products and increasing per contract fees on proprietary products. For Clearing Trading Permit Holders that are proprietary firms, a single, fixed transaction fee for non-paired orders in products other than our proprietary option products was established. And, in an effort to increase our market share, we implemented a volume incentive program ("VIP") to reward firms who execute qualifying electronic, public customer, multiply-listed volume at CBOE in excess of certain thresholds, with a graduated schedule for higher tiers.
- In addition to transaction fee changes on January 3, 2012, we implemented fee adjustments for market-maker trading permits, which resulted in lower access fees, and we increased our exchange services and other fees for Trading Permit Holders.
- Effective August 1, 2012, CBOE increased its options regulatory fee rate and C2 implemented an options regulatory fee. The increase in the options regulatory fee is reflected in "Regulatory Fees" in the consolidated statements of income.
- Other expenses include the impact of an expense accrual of $5.0 million for a potential liability related to an SEC investigation of CBOE's compliance with its obligations as a self-regulatory organization under the federal securities laws.
- Income tax expense decreased due to the recognition of discrete items resulting in a net benefit of $12.9 million.

Operating Revenues

Total operating revenues for the year ended December 31, 2012 increased $4.2 million, or 0.8%, to $512.3 million from $508.1 million in the prior year. The following summarizes changes in total operating revenues for the year ended December 31, 2012 compared to 2011.

	2012	2011	Inc./(Dec.)	Percent Change
		(in millions)		
Transaction fees	$357.1	$373.1	$(16.0)	(4.3)%
Access fees	64.1	68.7	(4.6)	(6.7)%
Exchange services and other fees	31.4	18.2	13.2	72.5%
Market data fees	24.3	19.9	4.4	22.4%
Regulatory fees	21.0	19.2	1.8	9.1%
Other revenue	14.4	9.0	5.4	59.0%
Total operating revenues	$512.3	$508.1	$ 4.2	0.8%

Transaction Fees

Transaction fees decreased 4.3% to $357.1 million for the year ended December 31, 2012, representing 69.7% of total operating revenues, compared with $373.1 million for the prior-year period, or 73.4% of total operating revenues. This decrease was largely driven by a decrease in trading volume of 6.8%, partially offset by a 2.6% increase in the average transaction fee per contract. The increase in average transaction fee per contract is impacted primarily by fee changes implemented during the year, which increased the rate per contract on indexes and futures and decreased the rate per contract on multiply-listed options products, and the mix of products traded.

Although our share of total exchange-traded options contracts increased to 27.8% from 26.4% from the prior year period, overall trading volume decreased. Trading volume is impacted by many factors. These factors include: macroeconomic events, market volatility, regulatory actions or considerations, availability of capital, competition, number of trading days in the period and seasonality.

Average transaction fee per contract, discussed in greater detail below, is impacted by our fee structure which includes volume based incentive programs, mix of products traded and the percentage of trading volume executed by customers as compared to professionals, market-makers, clearing trading permit holders and broker-dealers. The implementation of fee changes, which may increase or decrease our average transaction fee per contract, is primarily to ensure that we are competitive in the options marketplace and to ultimately improve and continue to drive order flow to our exchanges. We cannot predict the trading patterns of exchange participants, which may be based on factors not in our control, but we can continue to price our products at levels that are competitive in our markets.

The following summarizes transaction fees by product category for 2012 compared to 2011.

	2012	2011	Inc./(Dec.)	Percent Change
		(in millions)		
Equities	$ 59.6	$ 84.3	$(24.7)	(29.3)%
Indexes	204.4	197.3	7.1	3.6%
Exchange-traded products	55.6	74.4	(18.8)	(25.3)%
Total options transaction fees	319.6	356.0	(36.4)	(10.2)%
Futures	37.5	17.1	20.4	119.3%
Total transaction fees	$357.1	$373.1	$(16.0)	(4.3)%

Trading Volume

The Company's average daily trading volume ("ADV") was 4.54 million contracts in 2012, a decrease of 6.0% compared with 4.83 million for 2011. Total trading days in 2012 and 2011 were two hundred fifty and two hundred fifty-two, respectively. Due to the impact of Hurricane Sandy, all exchanges were closed two days in October 2012 resulting in no trading activity on those days.

The Company experienced a decrease in volume in each options product category. The Company continued to experience significant growth in futures, primarily driven by futures contracts on the VIX Index. The following summarizes changes in total trading volume and ADV by product for 2012 compared to 2011.

	2012		2011		Volume Percent Change	ADV Percent Change
	Volume	ADV	Volume	ADV		
	(in millions)					
Equities	494.3	1.97	516.1	2.05	(4.2)%	(3.5)%
Indexes	304.3	1.22	320.4	1.27	(5.0)%	(3.9)%
Exchange-traded products	311.8	1.25	368.4	1.46	(15.4)%	(14.7)%
Total options contracts	1,110.4	4.44	1,204.9	4.78	(7.8)%	(7.1)%
Futures contracts	23.9	0.10	12.0	0.05	99.2%	99.2%
Total contracts	1,134.3	4.54	1,216.9	4.83	(6.8)%	(6.0)%

The following provides the percentage of volume by product category for the year ended December 31, 2012 and 2011.

	2012	2011
Equities	43.6%	42.4%
Indexes	26.8%	26.3%
Exchange-traded products	27.5%	30.3%
Futures	2.1%	1.0%
Total	100.0%	100.0%

Average transaction fee per contract

The average transaction fee per contract was $0.315 in 2012, an increase of 2.6% compared with $0.307 in 2011. Average transaction fee per contract represents transaction fees divided by total contracts. In general, the Company faces continued downward pressure on transaction fees for multiply-listed products (equities and ETPs) in the markets in which we compete.

The following summarizes average transaction fee per contract by product for 2012 compared to 2011.

	2012	2011	Percent Change
Equities	$0.121	$0.163	(25.8)%
Indexes	0.672	0.616	9.1%
Exchange-traded products	0.178	0.202	(11.9)%
Total options average transaction fee per contract	0.288	0.295	(2.4)%
Futures	1.570	1.419	10.6%
Total average transaction fee per contract	$0.315	$0.307	2.6%

There are a number of factors that contributed to the increase in our total average transaction fee per contract in 2012 compared to 2011. These include:

- *Rate structure*—Our rate structure includes sliding scales, volume discounts and limits on fees as part of our effort to increase liquidity and market share in multiply-listed options products and, to a lesser extent, on our proprietary products. The transaction fee changes implemented January 3, 2012, including the VIP, which does not include proprietary products, decreased the rate per contract on multiply-listed options products (equities and exchange-traded funds) and increased the rate per contract on indexes and futures.
- *VIX options and futures*—For the year ended December 31, 2012 as compared to the prior year period we experienced increases in total volume in VIX options and futures of 13.0% and 99.2%, respectively. Index options represent the Company's highest options average transaction fee per contract. Futures contracts generate our highest total average transaction fee per contract.
- *Product mix*—The increase in the average transaction fee per contract reflects a shift in the volume mix by product. Indexes and futures accounted for 26.8% and 2.1% of total contracts traded in 2012 up from 26.3% and 1.0% in 2011, respectively. Index options represent the Company's highest options average transaction fee per contract, while futures generates our highest total average transaction fee per contract.

At December 31, 2012, there were one hundred five CBOE clearing firms, two of which cleared a combined 45% of our billings collected through the OCC in 2012. The next largest clearing firm accounted for approximately 5% of our billings collected through the OCC. No one Trading Permit Holder using the clearing services of the top two clearing firms represented more than 15% of the revenue collected through the OCC in 2012 or 2011 for the respective clearing firm. Should a clearing firm withdraw from CBOE, we believe the Trading Permit Holder portion of that firm's trading activity would likely transfer to another clearing firm.

The two largest clearing firms mentioned above clear the majority of the market-maker sides of transactions at CBOE, C2 and at all of the U.S. options exchanges. If either of these firms were to withdraw from the business of market-maker clearing and market-makers were unable to make new clearing arrangements, this could create significant disruption to the U.S. options markets, including ours.

Access Fees

Access fees for the year ended December 31, 2012 decreased to $64.1 million from $68.7 million in the comparable prior year period, representing 12.5% and 13.5% of total operating revenues for 2012 and 2011, respectively. The decrease in access fees was primarily due to fee adjustments implemented in 2012 for market-maker trading permits, which lowered both the fee and pricing for monthly trading permits under the market-maker trading permit sliding scale. Market-makers that committed to a minimum number of trading permits for the calendar year qualified for a discounted monthly rate.

The demand for trading permits could be impacted by seasonality and market fluctuations that affect trading volume.

Exchange Services and Other Fees

Exchange services and other fees for the year ended December 31, 2012 increased 72.5% to $31.4 million from $18.2 million in the comparable period in the prior year, resulting primarily from pricing increases for services such as connectivity to CBOE Command through network access ports and client application services.

Market Data Fees

Market data fees increased 22.4% to $24.3 million for the year ended December 31, 2012 from $19.9 million in the prior year. Market data fees represent income derived from OPRA as well as the Company's market data services. OPRA and Company market data fees for the years ended 2012 and 2011 were $15.0 million and $9.3 million and $12.9 million and $7.0 million, respectively. OPRA income is allocated through OPRA based on each exchange's share of total cleared options transactions. The Company's share of OPRA income for the period ended December 31, 2012 increased to 24.4% from 21.4% for the same period in 2011 as a result of an increase in the Company's share of total cleared options transactions. Revenue generated from the Company's market data services, which provide current and historical options and futures data, increased $2.3 million, resulting primarily from an increase in subscribers to CBOE Streaming Markets and other market data services and an increase in subscriber rates.

Regulatory Fees

Regulatory fees increased 9.1% for the year ended 2012 to $21.0 million from $19.2 million in the same period in the prior year, resulting from CBOE increasing its options regulatory fee rate and C2 implementing an options regulatory fee. These fee changes were partially offset by lower Trading Permit Holder customer volume industry-wide as compared to the same period in 2011.

The Company's regulatory fees are primarily based on the number of customer contracts traded throughout the listed United States options industry. Under the rules of each of our options exchanges, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. On January 1, 2013, the Company increased the options regulatory fee rate cover increasing costs associated with the Company's regulatory responsibilities. See explanation of employees costs within employees costs regarding regulatory staffing.

Other Revenue

Other revenue increased $5.4 million to $14.4 million for the year ended 2012 compared with $9.0 million for the comparable period in 2011. This increase primarily reflects fines assessed to Trading Permit Holders from disciplinary actions. Under the rules of each of our options exchanges, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes.

Operating Expenses

Total operating expenses increased $1.7 million, or 0.6%, to $268.2 million for the year ended 2012 from $266.5 million in the year ago period, resulting from higher costs associated with outside services and other expenses, partially offset by lower depreciation and amortization and trading volume incentives. Expenses decreased to 52.3% of total operating revenues in the year ended 2012 compared with 52.5% in the same period in 2011.

The following summarizes changes in operating expenses for the year ended December 31, 2012 compared to 2011.

	2012	2011	Inc./(Dec.)	Percent Change
	(in millions)			
Employee costs	$104.2	$104.5	$(0.3)	(0.3)%
Depreciation and amortization	31.5	34.1	(2.6)	(7.6)%
Data processing	19.6	17.9	1.7	9.5%
Outside services	36.3	27.3	9.0	33.0%
Royalty fees	46.1	47.8	(1.7)	(3.6)%
Trading volume incentives	6.3	14.2	(7.9)	(55.6)%
Travel and promotional expenses	10.0	9.8	0.2	2.0%
Facilities costs	5.0	5.4	(0.4)	(7.4)%
Other expense	9.2	5.5	3.7	67.3%
Total operating expenses	$268.2	$266.5	$ 1.7	0.6%

Employee Costs

For the year ended December 31, 2012, employee costs were $104.2 million, or 20.3% of total operating revenues, compared with $104.5 million, or 20.6% of total operating revenues, in the same period in 2011. This represented a decrease of $0.3 million, or 0.3%, resulting from decreases in accrued incentive compensation, which is aligned with the Company's performance targets, of $0.9 million and severance expense of $0.5 million, partially offset by an increase in salaries of $1.4 million resulting from increases in staffing, primarily for regulatory functions.

In September 2012, the Company announced a reduction in force which resulted in the elimination of 30 positions and severance charges of $2.1 million. Total headcount at the end of 2012, as compared to the beginning of the period, remained relatively constant as the eliminated staff positions were mostly offset by newly added staff positions, primarily for regulatory functions. In 2011, the Company recorded severance expenses of $3.7 million due to the departure of a senior executive pursuant to his employment agreement with the Company.

We expect stock-based compensation expense to be higher in 2013 as compared to 2012. The increase is primarily attributed to restricted stock granted on February 6, 2013 for which the Company will recorded accelerated stock-based compensation in the first quarter of 2013 to recognize the fair value of stock awards granted to certain executives due to provisions contained in their respective agreements regarding employment. In the second quarter of 2013, the Company will record stock-based compensation expense related to the transition of management as described in significant events.

Depreciation and Amortization

Depreciation and amortization decreased by $2.6 million to $31.5 million for the year ended December 31, 2012 compared with $34.1 million for the same period in 2011. Depreciation and amortization charges represented 6.1% and 6.7% of total operating revenues for the years ended 2012 and 2011, respectively.

Data Processing

Data processing expenses increased $1.7 million to $19.6 million for the year ended December 31, 2012 compared with $17.9 million in the prior-year period, representing 3.8% and 3.5% of total operating revenues in the years ended 2012 and 2011, respectively. The increase in data processing expenses is primarily due to an increase in hardware and software maintenance relating to the migration of the CBOE and CFE data centers to New Jersey and various other software upgrades.

Outside Services

Expenses related to outside services increased to $36.3 million for the year ended December 31, 2012 from $27.3 million in the prior-year period and represented 7.1% and 5.4% of total operating revenues in the years ended 2012 and 2011, respectively. The $9.0 million increase primarily resulted from higher expenses for costs relating to legal proceedings, costs associated with the Company's review of regulatory compliance and audit and accounting fees partially attributed to additional work related to the recognition of a certain discrete tax deduction.

Royalty Fees

Royalty fees for the year ended December 31, 2012 were $46.1 million compared with $47.8 million for the prior year period, a decrease of $1.7 million primarily resulting from lower trading volume in licensed products. Royalty fees represented 9.0% and 9.4% of total operating revenues for the years ended 2012 and 2011, respectively.

Trading Volume Incentives

Trading volume incentives decreased $7.9 million to $6.3 million for the year ended December 31, 2012 compared to $14.2 million for the same period a year ago, representing 1.2% and 2.8% of total operating revenues in the years ended 2012 and 2011, respectively. The decrease was primarily due to lower volume in multiply-listed options products (equities and exchange-traded products), a modification in the criteria for contracts qualifying for certain quantity-based fee waivers and an adjustment to the fees paid by the Company for transactions linked to away exchanges.

Other Expense

In 2012, the Company accrued an estimated expense of $5.0 million for a potential liability related to an SEC investigation of CBOE's compliance with its obligations as a self-regulatory organization under the federal securities laws. While an agreement has not been reached with the SEC, we believe that any resolution of this matter would likely include a monetary penalty and may require CBOE to make additional changes to its compliance programs and procedures. There is currently no definitive agreement with the SEC staff for the resolution of this matter. See Part I, Item 3 (Legal Proceedings) for additional information.

Operating Income

As a result of the items above, operating income in 2012 was $244.1 million compared to $241.6 million in 2011, an increase of $2.5 million.

Other Expense

Net Loss from Investment in Affiliates

Net loss from investment in affiliates was $1.7 million for the year ended December 31, 2012 compared with $0.8 million for the same period in the prior year. The loss in 2012 reflected the Company's share of the operating loss of Signal Trading Systems, LLC. The loss in 2011 reflected the Company's share of the operating loss of Signal Trading Systems, LLC and the impairment of the carrying value of our investment in NSX Holdings, Inc. The Company no longer holds a direct investment in NSX due to the acquisition of NSX by CBSX in December 2011. (See Note 3 to the consolidated financial statements for additional information on the Company's interest in Signal Trading Systems, LLC.)

Income before Income Taxes

As a result of the items above, income before income taxes in 2012 was $242.6 million compared to $240.1 million in 2011, an increase of $2.5 million.

Income Tax Provision

For the year ended December 31, 2012, the income tax provision was $85.2 million compared with $100.7 million for the same period in 2011, a direct result of a decrease in the effective tax rate. The effective tax rate was 35.1% and 41.9% for the years ended December 31, 2012 and 2011, respectively. The decrease in effective tax rate for the year ended December 31, 2012 compared to the prior year period is the result of the recognition of discrete items and the benefit of a new tax apportionment method enacted by Illinois. During the twelve months ended December 31, 2012, the Company filed amended returns for 2008, 2009 and 2010 and completed its return for 2011 and recognized, as a discrete item, in the aggregate, a $12.9 million net benefit for a Section 199 deduction for U.S. production activities which encompasses all personal property, including computer software for prior year periods. The prior year effective tax rate included the impact of an increase in the Illinois tax rate effective January 1, 2011 and a charge of $4.2 million taken to increase state-related uncertain tax positions.

Net Income

As a result of the items above, net income allocated to common stockholders in 2012 was $155.3 million compared to $136.6 million in 2011, an increase of $18.7 million. Basic and diluted net income per share allocated to common stockholders were $1.78 and $1.52 for the years ended December 31, 2012 and 2011, respectively.

Year ended December 31, 2011 compared to the year ended December 31, 2010

Overview

The following summarizes changes in financial performance for the year ended December 31, 2011 compared to 2010.

	2011	2010	Inc./(Dec.)	Percent Change
	(in millions, except per share amounts)			
Total operating revenues	$508.1	$437.1	$71.0	16.2%
Total operating expenses	266.5	269.8	(3.3)	(1.2)%
Operating income	241.6	167.3	74.3	44.4%
Total other expense	(1.5)	(2.7)	(1.2)	(44.4)%
Income before income taxes	240.1	164.6	75.5	45.9%
Income tax provision	100.7	65.2	35.5	54.4%
Net income	$139.4	$ 99.4	$40.0	40.2%
Net income allocated to common stockholders	$136.6	$ 98.2	$38.4	39.1%
Operating income percentage	47.5%	38.3%		
Net income percentage	27.4%	22.7%		
Diluted—net income per share allocated to common stockholders	$ 1.52	$ 1.03		

- The Company's market share of total options contracts traded on U.S. exchanges was 26.4% for the year ended December 31, 2011 compared to 28.7% for the year ended December 31, 2010.
- Total operating revenues increased due to higher transaction fees, access fees and regulatory fees, partially offset by decreases in market data fees and other revenue.
- Total operating expenses decreased primarily due to decreases in employee costs, data processing, outside services and trading volume incentives, partially offset by increases in depreciation and amortization and royalty fees.

Significant Events in 2011

The Company and the options industry experienced higher trading volumes during 2011. We believe the higher volume was achieved due to volatility and movements in the financial markets arising primarily out of domestic and international uncertainties surrounding certain political events such as the continued budget issues in Washington, D.C. and the economic unrest and sovereign debt issues in Europe.

Pursuant to an employment agreement with a senior executive, the Company recorded $3.7 million in severance expense for payments in connection with his departure from the company, which is included in employee costs in the Consolidated Statement of Income for the period ended December 31, 2011.

The Company recorded income tax expense of $4.2 million to reserve for potential additional tax liabilities as a result of an advisory opinion from New York State taxing authorities issued in the third quarter, which attempts to extend the state's taxing power over certain electronic transactions and other fees of out-of-state exchanges going back to 2007.

Operating Revenues

Total operating revenues for the year ended December 31, 2011 were $508.1 million, an increase of $71.0 million, or 16.2%, compared with the prior year. The following summarizes changes in total operating revenues for the year ended December 31, 2011 compared to 2010.

	2011	2010	Inc./(Dec.)	Percent Change
		(in millions)		
Transaction fees	$373.1	$330.3	$42.8	13.0%
Access fees	68.7	41.4	27.3	66.0%
Exchange services and other fees	18.2	16.9	1.3	7.9%
Market data fees	19.9	21.3	(1.4)	(6.7)%
Regulatory fees	19.2	15.3	3.9	25.6%
Other revenue	9.0	11.9	(2.9)	(24.2)%
Total operating revenues	$508.1	$437.1	$71.0	16.2%

Transaction Fees

Transaction fees increased 13.0% to $373.1 million for the year ended December 31, 2011, representing 73.4% of total operating revenues, compared with $330.3 million for the prior-year period, or 75.6% of total operating revenues. This increase was largely driven by a 4.4% and 8.3% increase in the average transaction fee per contract and trading volume, respectively. The increase in average transaction fee per contract is impacted by the mix of contracts traded and trading volume. The following summarizes transaction fees by product for 2011 compared to 2010.

	2011	2010	Inc./(Dec.)	Percent Change
	(in millions)			
Equities	$ 84.3	$100.6	$(16.3)	(16.2)%
Indexes	197.3	159.4	37.9	23.8%
Exchange-traded products	74.4	62.7	11.7	18.7%
Total options transaction fees	356.0	322.7	33.3	10.3%
Futures	17.1	7.6	9.5	125.0%
Total transaction fees	$373.1	$330.3	$ 42.8	13.0%

Trading Volume

The Company's ADV was 4.83 million contracts in 2011, up 8.3% compared with 4.46 million for 2010. Total trading days in 2011 and 2010 were two hundred fifty-two. The Company experienced volume increases of 33.3% and 18.7% in options on exchange-traded funds and index options, respectively. These increases were partially offset by a decrease in equity options volume of 9.9%. The Company continued to experience significant growth in futures primarily driven by futures contracts on the VIX index. The following summarizes changes in total trading volume and ADV by product for 2011 compared to 2010.

	2011		2010		Volume Percent Change	ADV Percent Change
	Volume	ADV	Volume	ADV		
	(in millions)					
Equities	516.1	2.05	572.7	2.27	(9.9)%	(9.9)%
Indexes	320.4	1.27	270.0	1.07	18.7%	18.7%
Exchange-traded products	368.4	1.46	276.3	1.10	33.3%	33.3%
Total options contracts	1,204.9	4.78	1,119.0	4.44	7.7%	7.7%
Futures contracts	12.0	0.05	4.4	0.02	172.7%	172.7%
Total contracts	1,216.9	4.83	1,123.4	4.46	8.3%	8.3%

The following provides the percentage of volume by product category for the year ended December 31, 2011 and 2010.

	2011	2010
Equities	42.4%	51.0%
Indexes	26.3%	24.0%
Exchange-traded products	30.3%	24.6%
Futures	1.0%	0.4%
Total	100.0%	100.0%

Average transaction fee per contract

The average transaction fee per contract was $0.307 in 2011, an increase of 4.4% compared with $0.294 in 2010. Average transaction fee per contract represents transaction fees divided by total contracts.

The following summarizes average transaction fee per contract by product for 2011 compared to 2010.

	2011	2010	Percent Change
Equities	$0.163	$0.176	(7.4)%
Indexes	0.616	0.591	4.2%
Exchange-traded products	0.202	0.227	(11.0)%
Total options transaction fee per contract	0.295	0.288	2.4%
Futures	1.419	1.723	(17.6)%
Total average transaction fee per contract	$0.307	$0.294	4.4%

There are a number of factors that have contributed to the increase in our average transaction fee per contract in 2011 compared to 2010. These include:

- *Product mix*—The increase in the average transaction fee per contract reflects a shift in the volume mix by product. Exchange-traded products and indexes accounted for 30.3% and 26.3% of total contracts traded in 2011, respectively. Index options represent the Company's highest options average transaction fee per contract which coupled with the volume increase contributed to the increase in the total average transaction fee per contract. The Company also experienced significant growth in futures, which generates our highest total average transaction fee per contract.

- *Premium index products*—Contract volume in premium index products increased 18.7% in 2011 compared with 2010, primarily due to a 56.9% and 12.9% increase in VIX and SPX options, respectively. As a percentage of total index options volume for the years ended December 31, 2011 and 2010, SPX and VIX options accounted for 61.7% and 30.6%, respectively, and 64.9% and 23.1%, respectively. As a percentage of total index options transaction fees for the years ended December 31, 2011 and 2010, SPX and VIX options accounted for 65.6% and 27.7%, respectively, and 70.0% and 18.8%, respectively.

- *Multiply-listed options fee cap for Clearing Trading Permit Holders*—In January 2011, the Company instituted a fee cap on transaction fees in all products except proprietary products. In the aggregate, transaction fees were capped at $75,000 per month per Clearing Trading Permit Holder, except that certain fees did not count towards the cap. We believe the implementation of the multiply-listed fee cap contributed to the reduction in the average transaction fee per contract for both equity options and options on exchange-traded products.

- *CBOE proprietary products sliding scale for Clearing Trading Permit Holders*—In January 2011, the Company instituted a sliding scale for transaction fees in CBOE proprietary products. Clearing Trading Permit Holder proprietary transaction fees in proprietary products in a month were reduced provided a Clearing Trading Permit Holder reaches certain volume thresholds in multiply-listed options on CBOE in a month. The standard Clearing Trading Permit Holder proprietary transaction fee in CBOE Proprietary Products was reduced for Clearing Trading Permit Holders that executed at least 375,000 contracts but less than 1,500,000 contracts in multiply-listed options on CBOE in a month, excluding contracts executed in AIM that incurred the AIM Execution Fee. We believe the implementation of the sliding scale contributed to the increase in index volume.

Access Fees

Access fees for the year ended December 31, 2011 increased to $68.7 million from $41.4 million in the comparable prior year period, representing 13.5% and 9.5% of total operating revenues for 2011 and 2010, respectively.

We began assessing access fees on all Trading Permit Holders beginning on July 1, 2010. Prior to July 1, 2010, the Company only charged access fees to Temporary Members and participants in the interim trading permit program.

In 2011, the Company implemented a sliding scale for market-maker trading permits. The sliding scale provides market-markers a reduced rate if they commit to a minimum number of trading permits for the calendar year.

Exchange Services and Other Fees

Exchange services and other fees for the year ended December 31, 2011 increased 7.9% to $18.2 million from $16.9 million in the comparable period in the prior year. The increase is primarily due to the increase in volume and an increase in rates for customers locating servers in close proximity to the Company's servers.

Market Data Fees

Market data fees decreased 6.7% to $19.9 million for the year ended December 31, 2011 from $21.3 million in the same period in the prior year. Market data fees represent income derived from OPRA as well as the Company's market data services. OPRA and Company market data fees for the years ended 2011 and 2010 were $12.9 million and $7.0 million and $15.6 million and $5.7 million, respectively. OPRA income is allocated through OPRA based on each exchange's share of total cleared options transactions. The Company's share of OPRA income for the period ended December 31, 2011 decreased to 21.4% from 25.9% for the same period in 2010 as a result of a decrease in the Company's share of total cleared options transactions. The Company's market data services provide users with current and historical options and futures data. The increase in the Company's market data fees is primarily due to the introduction of new market data products in 2011.

Regulatory Fees

Regulatory fees increased 25.6% for the year ended 2011 to $19.2 million from $15.3 million in the same period in the prior year. The increase in regulatory fees was primarily due to higher trading volume and an increase in the rates charged for regulatory functions as compared to the same period in 2010.

Other Revenue

Other revenue was $9.0 million for the year ended 2011 compared with $11.9 million for the comparable period in 2010, representing a decrease of $2.9 million. In the fourth quarter of 2010, the Company recognized $4.4 million of prior period transaction fees to adjust for coding errors made by a CBOE exchange participant. The coding errors were identified through a review conducted by the Company's regulatory division. Excluding the $4.4 million, other revenue increased by $1.5 million. This increase was primarily due to increased licensing revenues for the VIX methodology and other miscellaneous revenue.

Operating Expenses

Total operating expenses decreased $3.3 million, or 1.2%, to $266.5 million for the year ended 2011 from $269.8 million in the year ago period. This decrease was primarily due to lower employee costs, data processing, outside services and trading volume incentives, partially offset by higher depreciation and amortization and royalty fees. Expenses decreased to 52.5% of total operating revenues in the year ended 2011 compared with 61.7% in the same period in 2010.

The following summarizes changes in operating expenses for the year ended December 31, 2011 compared to 2010.

	2011	2010	Inc./(Dec.)	Percent Change
		(in millions)		
Employee costs	$104.5	$106.2	$(1.7)	(1.6)%
Depreciation and amortization	34.1	29.9	4.2	14.0%
Data processing	17.9	19.5	(1.6)	(8.2)%
Outside services	27.3	31.2	(3.9)	(12.5)%
Royalty fees	47.8	41.4	6.4	15.5%
Trading volume incentives	14.2	21.3	(7.1)	(33.3)%
Travel and promotional expenses	9.8	9.6	0.2	2.1%
Facilities costs	5.4	5.8	(0.4)	(6.9)%
Other expense	5.5	4.9	0.6	12.2%
Total operating expenses	$266.5	$269.8	$(3.3)	(1.2)%

Employee Costs

For the year ended December 31, 2011, employee costs were $104.5 million, or 20.6% of total operating revenues, compared with $106.2 million, or 24.3% of total operating revenues, in the same period in 2010. This represents a decrease of $1.7 million, or 1.6%. The decrease was primarily attributed to a reduction in stock-based compensation of $8.2 million. In 2010, the Company recorded an expense of $20.8 million consisting of the recognition of $7.8 million and $13.0 million of stock-based compensation reflecting: (a) the recurring recognition of expense due to the awarding of restricted stock to employees and (b) the accelerated recognition of expense for certain executives due to provisions contained in agreements regarding their employment, respectively. Stock-based compensation expense for 2011 included $12.2 million and $0.5 million reflecting: (a) the recurring recognition of expense due to the awarding of restricted stock to employees and (b) the accelerated recognition of expense for directors that left the board in May 2011. Recurring stock-based compensation increased $4.3 million in 2011 reflecting twelve months of expense compared to six and a half months in 2010. The decrease in stock-based compensation was partially offset by increases in accrued incentive compensation, which is aligned with the Company's performance, and an increase in severance expenses of $3.7 million due to the departure of a senior executive pursuant to his employment agreement with the Company.

Depreciation and Amortization

Depreciation and amortization increased by $4.2 million to $34.1 million for the year ended December 31, 2011 compared with $29.9 million for the same period in 2010, primarily reflecting additions to fixed assets placed in service in 2011 and 2010. With the launch of C2 on October 29, 2010, assets totaling approximately $24.4 million were reclassified from construction and software in progress to furniture and equipment and data processing and other software, respectively. The depreciation expense for these assets totaled $5.4 million and $0.8 million in 2011 and 2010, respectively. In addition to the launch of C2, the Company has purchased systems hardware and software to enhance systems functionality and expand capacity. Depreciation and amortization charges represented 6.7% and 6.8% of total operating revenues for the years ended 2011 and 2010, respectively.

Data Processing

Data processing expenses decreased $1.6 million to $17.9 million for the year ended December 31, 2011 compared with $19.5 million in the prior-year period, representing 3.5% and 4.5% of total operating revenues in the years ended 2011 and 2010, respectively. The decrease in data processing expenses is primarily due to upgrades in hardware technology allowing for reduced maintenance costs, fewer subscriptions to external data resources due to migration from open outcry to electronic trading and growth in external extranet vendors/connectivity, which reduced managed network costs.

Outside Services

Expenses related to outside services decreased to $27.3 million for the year ended 2011 from $31.2 million in the prior-year period and represented 5.4% and 7.1% of total operating revenues, respectively. The $3.9 million decrease primarily reflected a reduction in legal and consulting fees.

The Company received insurance reimbursements for legal expenses of $0.9 million for the year ended December 31, 2010.

Royalty Fees

Royalty fees expense for the year ended December 31, 2011 was $47.8 million compared with $41.4 million for the prior year period, an increase of $6.4 million. This increase was the direct result of higher trading volume in CBOE's licensed index products in 2011 compared with the same period in 2010. Royalty fees represented 9.4% and 9.5% of total operating revenues for the years ended 2011 and 2010, respectively.

Trading Volume Incentives

Trading volume incentives decreased $7.1 million to $14.2 million for the year ended December 31, 2011 compared to $21.3 million for the prior year period, representing 2.8% and 4.9% of total operating revenues in the years ended 2011 and 2010, respectively. The decrease was primarily due to a modification in the criteria for contracts qualifying for certain quantity-based fee waivers.

Operating Income

As a result of the items above, operating income in 2011 was $241.6 million compared to $167.3 million in 2010, an increase of $74.3 million.

Other Expense

Net Loss from Investment in Affiliates

Net loss from investment in affiliates was $0.8 million for the year ended December 31, 2011 compared with $2.3 million for the same period in the prior year. The loss in 2011 reflected the Company's share of the operating loss of Signal Trading Systems, LLC and the impairment of the carrying value of our investment in NSX Holdings, Inc. The loss in 2010 primarily represented an impairment in our investment in OneChicago of $1.6 million.

Other Borrowing Costs

On December 23, 2008, the Company entered into a senior credit facility with three financial institutions. The credit agreement expired on December 23, 2011 and was not renewed. These costs reflected the payment of commitment fees and amortization of deferred financing costs associated with the credit facility which totaled $0.9 million for the years ended December 31, 2011 and 2010. There were no borrowings against the credit facility in 2011 or 2010.

Income before Income Taxes

As a result of the items above, income before income taxes in 2011 was $240.1 million compared to $164.6 million in 2010, an increase of $75.5 million.

Income Tax Provision

For the year ended December 31, 2011, the income tax provision was $100.7 million compared with $65.2 million for the same period in 2010. This increase was directly related to higher income before income taxes and an increase in the effective tax rate. The effective tax rate was 41.9% and 39.6% for the years ended December 31, 2011 and 2010, respectively. The higher rate primarily reflects the impact of an increase in the Illinois tax rate effective January 1, 2011 and a charge taken of $4.2 million to reserve for potential additional tax liabilities as a result of an advisory opinion from New York State taxing authorities issued in the third quarter, which attempted to extend the state's taxing power over certain electronic transactions and other fees of out-of-state exchanges going back to 2007. These increases were partially offset by current and prior years income tax credits for research and development costs and a reduction in our deferred Illinois apportionment factor rate. In December 2011, the State of Illinois enacted a tax bill which resulted in a reduction of statutory apportionment rates assigned to the Company. The statutory apportionments affect all non-physical floor receipts attributed to matching, execution and clearing transactions. The change in apportionment rate resulted in a $0.7 million reduction in deferred tax liabilities.

Net Income

As a result of the items above, net income allocated to common stockholders in 2011 was $136.6 million compared to $98.2 million in 2010, an increase of $38.4 million. Basic and diluted net income per share allocated to common stockholders were $1.52 and $1.03 for the years ended December 31, 2011 and 2010, respectively.

Liquidity and Capital Resources

Historically, we have financed our operations, capital expenditures and other cash needs through cash generated from operations. Cash requirements principally consist of funding operating expenses, capital expenditures and includes actual and anticipated quarterly dividend payments and common stock repurchases under the announced program. We expect to use cash on hand at December 31, 2012 and funds generated from operations to continue to meet our 2013 cash requirements. From time to time we consider the possibility of acquisitions, dispositions and strategic alliances the we believe would strengthen our business in the long-term; however, these transactions may negatively impact our liquidity in the short-term.

Cash Flows

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Operating Activities

Net cash provided by operating activities was $200.5 million and $203.1 million for the years ended December 31, 2012 and 2011, respectively. The decrease in net cash provided by operating activities was primarily due to an increase in accounts receivable, reflecting activity for December 2012, resulting from fee increases implemented in 2012 and higher trading volume and product mix as compared to December 2011. Net cash provided by operating activities was $43.1 million higher than net income for the fiscal year ended December 31, 2012. The net increase was mainly a result of $31.5 million in depreciation and amortization, the recognition of stock-based compensation totaling $12.3 million and increase in income taxes payable of $8.7 million, partially offset by an increase in accounts receivable of $8.1 million and an increase in income tax receivable of $5.0 million.

Investing Activities

Net cash flows used in investing activities totaled $33.0 million and $30.3 million for the year ended December 31, 2012 and 2011, respectively. Expenditures for capital and other assets totaled $30.1 million and $29.1 million for the years ended December 31, 2012 and 2011, respectively, primarily representing purchases of systems hardware and software. The Company made investments in IPXI Holdings, LLC of $1.3 million and Signal Trading Systems, LLC of $1.7 million in 2012.

Financing Activities

Net cash flows used in financing activities totaled $166.9 million and $91.7 million for the years ended December 31, 2012 and 2011, respectively. The increase in net cash flows used in financing activities resulted primarily from the payment of a special dividend. For the year ended December 31, 2012, net cash flows used in financing activities consisted of $49.7 million in unrestricted common stock purchases under the Company's share repurchase program, $47.8 million for the payment of quarterly dividends, $66.2 million for the payment of a special dividend and $3.1 million for other shares purchased, which consisted of unrestricted common stock surrendered to satisfy employees' tax obligations upon the vesting of restricted stock.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Operating Activities

Net cash provided by operating activities was $203.1 million and $134.9 million for the years ended 2011 and 2010, respectively. The increase in net cash provided by operating activities was primarily due to higher transaction fees resulting from higher trading volumes and a shift in product mix and increased profitability. Net cash provided by operating activities was $63.7 million higher than net income for the fiscal year ended December 31, 2011. The net increase was mainly a result of $34.1 million in depreciation and amortization, the recognition of stock-based compensation totaling $12.6 million and increase in income taxes payable of $9.0 million.

Investing Activities

Net cash flows used in investing activities totaled $30.3 million and $32.5 million for the year ended December 31, 2011 and 2010, respectively. Expenditures for capital and other assets totaled $29.1 million and $23.6 million for the years ended December 31, 2011 and 2010, respectively, primarily representing purchases of systems hardware and software. The Company made investments in IPXI Holdings, LLC for $1.3 million and Signal Trading Systems, LLC for $8.0 million in 2011 and 2010, respectively.

Financing Activities

Net cash flows used in financing activities totaled $91.7 million and $432.3 million for the year ended December 31, 2011 and 2010, respectively. The decrease in net cash flows used in financing activities resulted primarily from the prior year payment of the exercise right privilege of $300.0 million due to the completion of the restructuring transaction, the special dividend declared and paid to the holders of the Class A and Class B common stock totaling $113.4 million, the payment of quarterly dividends totaling $19.7 million and the completion of two concurrent tender offers for shares of Class A-1 and Class A-2 common stock totaling $299.2 million, collectively, partially offset by net proceeds received from the initial public offering of CBOE Holdings common stock of $301.2 million. For the period ended December 31, 2011, net cash flows used in financing activities consisted of

$47.0 million in unrestricted common stock purchases under the Company's share repurchase program, $40.4 million for the payment of dividends and $4.3 million for other shares purchased, which consisted of unrestricted common stock surrendered to satisfy employees' tax obligations upon the vesting of restricted stock.

Dividends

The Company's expectation is to continue to pay dividends, with any such dividend based on prior year's net income adjusted for certain items. The decision to pay a dividend, however, remains within the discretion of our Board of Directors and may be affected by various factors, including our earnings, financial condition, capital requirements, level of indebtedness and other considerations our Board of Directors deems relevant. Future credit facilities, other future debt obligations and statutory provisions may limit, or in some cases prohibit, our ability to pay dividends.

Share Repurchase Program

On August 2, 2011, the Company announced that its board of directors had approved a share repurchase program that authorizes the Company to purchase up to $100 million of its unrestricted common stock. On July 31, 2012, the Company announced that its board of directors had approved the repurchase of an additional $100 million of its outstanding unrestricted common stock. This program is in addition to any amount remaining under the August 2011 authorization. The program permits the Company to purchase shares through a variety of methods, including in the open market or through privately negotiated transactions, in accordance with applicable securities laws. It does not obligate the Company to make any repurchases at any specific time or situation.

From August 2011 through December 31, 2012, the Company purchased 3,707,424 shares of unrestricted common stock at an average cost per share of $26.09 totaling $96.7 million in purchases under the program.

For the twelve months ended December 31, 2012, the Company purchased 1,871,424 shares of unrestricted common stock at an average cost per share of $26.58 totaling $49.7 million in purchases under the program. The Company did not repurchase any shares under the announced repurchase programs in the three months ended December 31, 2012.

Off-Balance Sheet Arrangements

We currently do not have any relationships with unconsolidated entities or financial partnerships, often referred to as structured finance or special purpose entities, that have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Lease and Contractual Obligations

The Company leases office space in downtown Chicago, Illinois for its Regulatory Division, in a suburb of Chicago for a remote network operations center, in New York City for certain marketing activities and New Jersey for housing its data center, with lease terms remaining from 8 months to 68 months as of December 31, 2012. Total rent expense related to these lease obligations for the years ended December 31, 2012, 2011 and 2010 were $3.5 million, $3.2 million and $3.2 million, respectively.

Future minimum payments under these non-cancelable lease and advertising obligations were as follows at December 31, 2012 (in thousands):

	Total(1)	Less than 1 year	1 - 3 years	3 - 5 years
Operating leases	$10,429	$2,817	$4,867	$2,745
Advertising obligations	171	171	—	—
Total	$10,600	$2,988	$4,867	$2,745

(1) Gross unrecognized income tax liabilities, excluding interest and penalties, of $19.5 million are not included in the table due to uncertainty about the date of their settlement.

In addition to the non-cancelable leases and advertising agreements, the Company has contractual obligations related to certain advertising programs and licensing agreements with various licensors. The licensing agreements contain annual minimum fee requirements that total $23.2 million for the next five years and $0.8 million for the five years thereafter.

Item 7A. ***Quantitative and Qualitative Disclosure About Market Risk***

We are exposed to market risk in the ordinary course of business. This market risk consists primarily of interest rate risk associated with our cash and cash equivalents. We have no long-term or short-term debt. The Company does not trade options for its own account.

Interest Rate Risk

We have exposure to market risk for changes in interest rates relating to our cash and cash equivalents. As of December 31, 2012 and 2011, our cash and cash equivalents were $135.6 million and $134.9 million, respectively. We invest available cash in highly liquid, short-term investments, such as money market funds and U.S. Treasury securities. Our investment policy is to preserve capital and liquidity. A hypothetical three basis point decrease in short-term interest rates would decrease annual earnings by less than $50,000, assuming no change in the amount or composition of our cash and cash equivalents.

Impact of Inflation

We have not been adversely affected by inflation as technological advances and competition have generally caused prices for hardware and software that we use for our electronic platforms to remain constant or decline. Since transactions on our exchanges are not governed by long-term contracts, we believe that any increases in inflation are unlikely to have a material adverse effect on us.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
CBOE Holdings, Inc. and Subsidiaries
Chicago, Illinois

We have audited the accompanying consolidated balance sheets of CBOE Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders'/ members' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CBOE Holdings, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
February 28, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
CBOE Holdings, Inc. and Subsidiaries
Chicago, Illinois

We have audited the internal control over financial reporting of CBOE Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and, effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated February 28, 2013 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
February 28, 2013

CBOE Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2012 and December 31, 2011

(in thousands, except share amounts)	December 31, 2012	December 31, 2011
Assets		
Current Assets:		
Cash and cash equivalents	$ 135,597	$ 134,936
Accounts receivable—net allowances of $340 and $304	45,666	37,578
Marketing fee receivable	5,216	5,195
Income taxes receivable	11,717	6,756
Other prepaid expenses	4,146	4,152
Other current assets	567	1,065
Total Current Assets	**202,909**	**189,682**
Investments in Affiliates	**14,270**	**14,305**
Land	**4,914**	**4,914**
Property and Equipment:		
Construction in progress	89	1,264
Building	62,442	60,917
Furniture and equipment	263,155	252,905
Less accumulated depreciation and amortization	(251,642)	(238,288)
Total Property and Equipment—Net	**74,044**	**76,798**
Other Assets:		
Software development work in progress	4,370	6,168
Data processing software and other assets (less accumulated amortization—2012, $133,862; 2011, $121,173)	38,351	36,001
Total Other Assets—Net	**42,721**	**42,169**
Total	**$ 338,858**	**$ 327,868**
Liabilities and Stockholders'/Members' Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$ 45,148	$ 46,071
Marketing fee payable	5,808	5,765
Deferred revenue and other liabilities	1,084	351
Post-retirement medical benefits	110	100
Total Current Liabilities	**52,150**	**52,287**
Long-term Liabilities:		
Post-retirement medical benefits	1,794	1,781
Income tax liability	20,857	12,185
Other long-term liabilities	3,946	3,906
Deferred income taxes	20,989	21,439
Total Long-term Liabilities	**47,586**	**39,311**
Commitments and Contingencies		
Total Liabilities	**99,736**	**91,598**
Stockholders' Equity:		
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2012 and December 31, 2011	—	—
Unrestricted common stock, $0.01 par value: 325,000,000 shares authorized; 91,270,274 issued and 87,271,683 outstanding at December 31, 2012; 90,781,222 issued and 88,768,885 outstanding at December 31, 2011	913	908
Additional paid-in-capital	67,812	55,469
Retained earnings	275,491	232,121
Treasury stock at cost—3,998,591 shares at December 31, 2012 and 2,012,337 shares at December 31, 2011	(104,201)	(51,329)
Accumulated other comprehensive loss	(893)	(899)
Total Stockholders' Equity	**239,122**	**236,270**
Total	**$ 338,858**	**$ 327,868**

See notes to consolidated financial statements

CBOE Holdings, Inc. and Subsidiaries

Consolidated Statements of Income

Years Ended December 31, 2012, 2011 and 2010

(in thousands, except per share amounts)	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Operating Revenues:			
Transaction fees	$357,146	$373,065	$330,264
Access fees	64,070	68,693	41,384
Exchange services and other fees	31,368	18,181	16,845
Market data fees	24,360	19,906	21,343
Regulatory fees	20,995	19,243	15,315
Other revenue	14,399	9,056	11,953
Total Operating Revenues	**512,338**	**508,144**	**437,104**
Operating Expenses:			
Employee costs	104,196	104,454	106,243
Depreciation and amortization	31,485	34,094	29,891
Data processing	19,603	17,933	19,501
Outside services	36,300	27,310	31,245
Royalty fees	46,135	47,822	41,353
Trading volume incentives	6,275	14,239	21,294
Travel and promotional expenses	10,006	9,812	9,569
Facilities costs	5,066	5,400	5,801
Other expenses	9,175	5,448	4,866
Total Operating Expenses	**268,241**	**266,512**	**269,763**
Operating Income	**244,097**	**241,632**	**167,341**
Other Income/(Expense):			
Investment income	149	142	475
Net loss from investment in affiliates	(1,695)	(811)	(2,297)
Interest and other borrowing costs	—	(879)	(896)
Total Other Income/(Expense)	**(1,546)**	**(1,548)**	**(2,718)**
Income Before Income Taxes	**242,551**	**240,084**	**164,623**
Income tax provision	85,156	100,678	65,227
Net Income	**157,395**	**139,406**	**99,396**
Net Income allocated to participating securities	**(2,141)**	**(2,824)**	**(1,230)**
Net Income allocated to common stockholders	**$155,254**	**$136,582**	**$ 98,166**
Net income per share allocated to common stockholders (Note 14)			
Basic	$ 1.78	$ 1.52	$ 1.03
Diluted	1.78	1.52	1.03
Weighted average shares used in computing net income per share			
Basic	87,460	89,994	95,754
Diluted	87,460	89,994	95,754

See notes to consolidated financial statements

CBOE Holdings, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2012, 2011 and 2010

(in thousands)	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Net Income	$157,395	$139,406	$99,396
Comprehensive Income (Loss)—net of tax:			
Post retirement benefit obligation	6	73	(171)
Comprehensive Income	**157,401**	**139,479**	**99,225**
Comprehensive Income allocated to participating securities	**(2,141)**	**(2,824)**	**(1,230)**
Comprehensive Income allocated to common stockholders	**$155,260**	**$136,655**	**$97,995**

See notes to consolidated financial statements

CBOE Holdings, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2012, 2011 and 2010

(in thousands)	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Cash Flows from Operating Activities:			
Net Income	$ 157,395	$139,406	$ 99,396
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Depreciation and amortization	31,485	34,094	29,891
Other amortization	88	90	69
Provision for deferred income taxes	(495)	940	21
Stock-based compensation	12,348	12,618	20,801
Equity in loss of affiliates	1,695	352	677
Impairment of investment in affiliates and other assets	—	459	1,620
Loss on disposition of property	1	1,225	139
Changes in assets and liabilities:			
Accounts receivable	(8,088)	168	(7,309)
Marketing fee receivable	(21)	2,620	1,156
Income taxes receivable	(4,961)	(1,219)	(3,954)
Prepaid expenses	6	704	535
Other receivable	—	—	2,086
Other current assets	498	(528)	(85)
Accounts payable and accrued expenses	1,113	5,784	(3,334)
Marketing fee payable	43	(2,584)	(1,437)
Deferred revenue and other liabilities	773	(16)	(12)
Post-retirement benefit obligations	(17)	(4)	(9)
Income tax liability	8,672	9,020	350
Settlement with appellants	—	—	(3,000)
Access fees subject to fee-based payment	—	—	(2,688)
Net Cash Flows provided by Operating Activities	**200,535**	**203,129**	**134,913**
Cash Flows from Investing Activities:			
Capital and other assets expenditures	(30,066)	(29,143)	(23,556)
Investment in Signal Trading Systems, LLC	(1,661)	—	(7,990)
Investment in IPXI Holdings, LLC	(1,250)	(1,250)	—
Other	—	112	(998)
Net Cash Flows used in Investing Activities	**(32,977)**	**(30,281)**	**(32,544)**
Cash Flows from Financing Activities:			
Payment for debt issuance costs	—	—	(23)
Payment of quarterly dividends	(47,828)	(40,372)	(19,661)
Payment of special dividend	(66,197)	—	—
Purchase of unrestricted stock from employees	(3,128)	(4,339)	—
Purchase of unrestricted common stock under announced program	(49,744)	(46,990)	—
Exercise Right privilege payable	—	—	(300,000)
Net proceeds from issuance of unrestricted common stock	—	—	301,238
Payment of special dividend on Class A and Class B common stock	—	—	(113,417)
Tender offer for Class A-1 common stock	—	—	(149,595)
Tender offer for Class A-2 common stock	—	—	(149,595)
Other stock repurchases	—	—	(1,257)
Net Cash Flows used in Financing Activities	**(166,897)**	**(91,701)**	**(432,310)**
Net Increase (Decrease) in Cash and Cash Equivalents	**661**	**81,147**	**(329,941)**
Cash and Cash Equivalents at Beginning of Period	**134,936**	**53,789**	**383,730**
Cash and Cash Equivalents at End of Period	**$ 135,597**	**$134,936**	**$ 53,789**
Supplemental Disclosure of Cash Flow Information			
Cash paid for income taxes	$ 82,633	$ 93,224	$ 70,289
Non-cash activities:			
Change in post-retirement benefit obligation	(25)	(90)	289
Unpaid liability to acquire equipment and software	755	1,537	2,744
Unpaid liability for investment in Signal Trading Systems, LLC	—	—	3,833
Unpaid liability for investment in IPXI Holdings, LLC	—	1,250	—

See notes to consolidated financial statements

CBOE Holdings, Inc. and Subsidiaries

Consolidated Statements of Stockholders'/Members' Equity

Years Ended December 31, 2012, 2011 and 2010

(in thousands)	Members' Equity	Preferred Stock	Unrestricted Common Stock	Class A and B Common Stock	Class A-1 and A-2 Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total Stockholders'/ Members' Equity
Balance—January 1, 2010	19,574	—	—	—	—	2,592	166,769	—	(801)	**188,134**
Conversion of all Exchange Seats into shares of Class A common stock	(19,574)			744		18,830				—
Issuance of Class B common stock as set forth in the Settlement Agreement				163		(163)				—
Cash dividends on common stock							(113,417)			(113,417)
Conversion of Class A and Class B common stock into unrestricted common stock in connection with the sale by selling stockholders			21	(21)						—
Initial public offering of unrestricted common stock, net of underwriting and offering expense			113			301,125				301,238
Automatic conversion of the shares of Class A and Class B common stock not converted into unrestricted common stock and sold in the initial public offering into Class A-1 and A-2 common stock				(886)	886					—
Cash dividends on common stock							(19,661)			(19,661)
Tender Offer for Class A-1 Common Stock					(59)	(149,536)				(149,595)
Tender Offer for Class A-2 Common Stock					(60)	(149,535)				(149,595)
Automatic conversion of Class A-1 to Unrestricted Common Stock			384		(384)					—
Other stock purchases			—		—	(1,257)				(1,257)
Stock based compensation						20,802				20,802
Net income							99,396			99,396
Post-retirement benefit obligation adjustment—net of tax benefit of $118									(171)	(171)
Balance—December 31, 2010	—	—	518	—	383	42,858	133,087	—	(972)	**175,874**
Automatic conversion of the shares of Class A-2 into unrestricted common stock			383	—	(383)					—
Cash dividends on common stock							(40,372)			(40,372)
Stock-based compensation						12,618				12,618
Issuance of vested restricted stock granted to employees			7			(7)				—
Purchase of unrestricted common stock								(51,329)		(51,329)
Net income							139,406			139,406
Post-retirement benefit obligation adjustment—net of tax expense of $17									73	73
Balance—December 31, 2011	—	—	908	—	—	55,469	232,121	(51,329)	(899)	**236,270**
Cash dividends on common stock							(114,025)			(114,025)
Stock-based compensation						12,348				12,348
Issuance of vested restricted stock granted to employees			5			(5)				—
Purchase of unrestricted common stock								(52,872)		(52,872)
Net income							157,395			157,395
Post-retirement benefit obligation adjustment—net of tax expense of $19									6	6
Balance—December 31, 2012	$ —	$—	$913	$ —	$ —	$ 67,812	$ 275,491	$(104,201)	$(893)	**$ 239,122**

See notes to consolidated financial statements.

CBOE HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012, 2011 and 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business—CBOE Holdings, Inc. ("CBOE Holdings" or the "Company") is the holding company of registered securities exchanges, subject to oversight by the Securities and Exchange Commission ("SEC"), and a designated contract market under the jurisdiction of the Commodity Futures Trading Commission ("CFTC"). Our principal business is providing a marketplace for the trading of options on equities and ETPs, index options and futures.

Basis of Presentation—The consolidated financial statements include the accounts and results of operations of CBOE Holdings and its wholly-owned subsidiaries, including: Chicago Board Options Exchange, Incorporated ("CBOE"), CBOE Futures Exchange, LLC ("CFE"), C2 Options Exchange, Incorporated ("C2"), Market Data Express, LLC, Chicago Options Exchange Building Corporation, CBOE, LLC and DerivaTech Corporation. Inter-company balances and transactions have been eliminated in consolidation. The Company reports the results of its operations in one reporting segment.

Concentrations of Credit Risk—The Company's financial instruments, consisting primarily of cash and cash equivalents and account receivables, are exposed to concentrations of credit risk. The Company places its cash and cash equivalents with highly-rated financial institutions, limits the amount of credit exposure with any one financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business. Accounts receivable are primarily collected through The Options Clearing Corporation, known as OCC, and are with large, highly-rated clearing firms; therefore, concentrations of credit risk are limited.

Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and reported amounts of revenues and expenses. On an ongoing basis, management evaluates its estimates based upon historical experience, observance of trends, information available from outside sources and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different conditions or assumptions.

Revenue Recognition—The Company's revenue recognition policies comply with ASC 605, *Revenue Recognition* ("ASC 605"). On occasion, customers will pay for services in a lump sum payment. When these circumstances occur, revenue is recognized as services are provided. Deferred revenue typically represents amounts received by the Company for which services have not been provided.

Revenue recognition policies for specific sources of revenue are discussed below:

Transaction Fees: Transaction fee revenue is considered earned upon the execution of a trade and is recognized on a trade date basis. Transaction fee revenue is presented net of applicable volume discounts. In the event liquidity providers prepay for transaction fees, revenue is recognized based on the attainment of volume thresholds resulting in the amortization of the prepayment over the calendar year.

Access Fees: Access fee revenue is recognized during the period the service is provided.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Exchange Services and Other Fees: Exchange services and other fees are recognized during the period the service is provided. Exchange services and other fees include system services, trading floor charges and application revenue.

Market Data Fees: Market data fee revenue includes Options Price Reporting Authority ("OPRA") income and Company market data services. OPRA is a limited liability company consisting of representatives of the member exchanges and is authorized by the SEC to provide consolidated options information. OPRA income is allocated based upon the individual exchanges relative volume of total cleared options transactions. The Company receives monthly estimates of OPRA's distributable revenue (See Note 5) and income is distributed on a quarterly basis. Company market data service fees represent fees charged for current and historical options and futures data. Market data services are recognized in the period the data is provided.

Regulatory Fees: Regulatory fees charged to all Trading Permit Holders are primarily based on the number of customer contracts traded on all U.S. options exchanges and are recognized on a trade-date basis. Under the rules of each of our options exchanges, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes.

Concentration of Revenue: At December 31, 2012, there were one hundred five CBOE clearing firms, two of which cleared a combined 45% of our billings collected through the OCC in 2012. The next largest clearing firm accounted for approximately 5% of our billings collected through the OCC. No one Trading Permit Holder using the clearing services of the top two clearing firms represented more than 15% of the revenue collected through the OCC in 2012 or 2011 for the respective clearing firm. Should a clearing firm withdraw from CBOE, we believe the affiliate portion of that firm's trading activity would likely transfer to another clearing firm.

The two largest clearing firms mentioned above clear the majority of the market-maker sides of transactions at CBOE, C2 and at all of the U.S. options exchanges. If either of these firms were to withdraw from the business of market-maker clearing, and market-makers were unable to make new clearing arrangements, this could create significant disruption to the U.S. options markets, including ours.

Trading Volume Incentives—Trading volume incentives consist of market linkage expenses incurred to send certain orders to other exchanges. If a competing exchange quotes a better price, we route the customer's order to that exchange and pay certain of the associated costs. Regardless of whether the transaction is traded at our exchanges, the order flow potential enhances our overall market position and participation and provides cost savings to customers. Market linkage expenses vary based on the volume of contracts linked to other exchanges and fees charged by other exchanges. Costs incurred to send certain orders to other exchanges are passed-through to the original order sending firm.

Advertising Costs—Advertising costs, including sponsorships with local professional sports organizations, print advertising and production costs, product promotion campaigns and seminar, conference and convention costs related to trade shows and other industry events, are expensed as incurred or amortized over the respective period. The Company incurred advertising costs of $5.3 million, $5.5 million and $5.5 million for the years ended December 31, 2012, 2011 and 2010,

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

respectively. Advertising costs are included in travel and promotional expenses in the consolidated statements of income.

Cash and Cash Equivalents—Cash and cash equivalents include highly liquid investments with maturities of three months or less from the date of purchase. There are no redemption restrictions on the Company's invested cash balances.

Accounts Receivable—Accounts receivable consists primarily of transaction and regulatory fees from the OCC and the Company's share of distributable revenue receivable from OPRA. The Company has no financing related receivables.

Prepaid expenses—Prepaid expenses primarily consist of prepaid software maintenance and licensing expenses.

Investments in Affiliates—Investments in affiliates represent investments in OCC, Signal Trading Systems, LLC ("Signal Trading"), IPXI Holdings, LLC ("IPXI") and CBOE Stock Exchange, LLC ("CBSX").

The investment in OCC (20% of its outstanding stock) is carried at cost because of the Company's inability to exercise significant influence.

We account for the investment in Signal Trading under the equity method due to the substantive participating rights provided to the other limited liability company member, FlexTrade Systems, Inc. ("FlexTrade"). The Company received a 50% share in Signal Trading in return for its contributions.

The investment in IPXI is accounted for under the cost-method of accounting for investments. The Company, through DerivaTech Corporation, a wholly-owned subsidiary, received a 10% share in IPXI in return for its contributions.

The Company received a 50% share in CBSX in return for non-cash property contributions. The Company currently holds a 49.96% equity interest in CBSX. CBSX, which is not a self-regulatory organization, is considered a stock trading facility of CBOE. CBOE is responsible for the compliance and regulation of the CBSX marketplace. In addition, the Company has a services agreement around providing financial, accounting and technology support. CBSX is financed through existing capital and cash from operations. In December 2011, CBSX acquired the National Stock Exchange, Inc. ("NSX"), a registered national securities exchange that trades stocks. The acquisition by CBSX did not have an impact on the Company's equity interest in CBSX.

Investments in affiliates are periodically reviewed to determine whether any events or changes in circumstances indicate that the investments may be other than temporarily impaired. In the event of impairment, the Company would recognize a loss for the difference between the carrying amount and the estimated fair value of the investment.

Property and Equipment—Property and equipment are carried at cost, net of accumulated depreciation. Depreciation on building, furniture and equipment is provided on the straight-line method. Estimated useful lives are 40 years for the building and five to ten years for furniture and equipment. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining term of the applicable leases.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company bases the evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of assets at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

Property and equipment—construction in progress is capitalized and carried at cost in accordance with ASC 360 *Property, Plant and Equipment* ("ASC 360"). Projects are monitored during the development stage to ensure compliance with ASC 360 and accordance with project initiatives. Upon completion, the projects are placed in service and amortized over the appropriate useful lives, using the straight-line method commencing with the date the asset is placed in service.

Software Development Work in Progress and Data Processing Software and Other Assets—The Company accounts for software development costs under ASC 350, *Intangibles—Goodwill and Other* ("ASC 350"). The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for internally developed and other data processing software and generally are five years or less for other assets.

Income Taxes—Deferred income taxes are determined in accordance with ASC 740, *Income Taxes* ("ASC 740"), and arise from temporary differences between the tax basis and book basis of assets and liabilities. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the book and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be reversed. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date. The Company files tax returns for federal, state and local income tax purposes. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

If the Company considers that a tax position is "more-likely-than-not" to be sustained upon audit, based solely on the technical merits of the position, it recognizes the tax benefit. The Company measures the tax benefit by determining the largest amount that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information. These assessments can be complex and require specific analysis to determine the impact of position, as such the Company often obtains assistance from external advisors. The Company considers the information and arrives at the percentage

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

to apply as a possible uncertain portion related to the position. To the extent that the Company's estimates change or the final tax outcome of these matters is different than the amounts recorded, such differences will impact the income tax provision in the period in which such determinations are made. Uncertain tax positions are classified as current only when the Company expects to pay cash within the next twelve months. Interest and penalties, if any, are recorded within the provision for income taxes in the Company's consolidated statements of income and are classified on the consolidated balance sheets with the related liability for unrecognized tax benefits. See Note 9 for further discussion of the Company's income taxes.

Employee Benefit Plans—The funded status of a postretirement benefit plan is recognized in the Consolidated Balance Sheet and changes in that funded status are recognized in the year of change in other comprehensive income (loss). Plan assets and obligations are measured at year end. The Company recognizes changes in actuarial gains and losses and prior service costs in the year in which the changes occur through accumulated other comprehensive loss.

Commitments and Contingencies—Litigation—The Company accrues loss contingencies when the loss is both probable and estimable. All legal costs incurred in connection with loss contingencies are expensed as service is provided.

Recent Accounting Pronouncements—There are no recent accounting pronouncements that would impact our consolidated balance sheets, statements of income, comprehensive income or cash flows.

2. SHARE REPURCHASE PROGRAM

On August 2, 2011, the Company announced that its board of directors had approved a share repurchase program that authorizes the Company to purchase up to $100 million of its unrestricted common stock. On July 31, 2012, the Company announced that its board of directors had approved the repurchase of an additional $100 million of its outstanding unrestricted common stock. This authorization is in addition to any amount remaining under the August 2011 authorization. The program permits the Company to purchase shares through a variety of methods, including in the open market or through privately negotiated transactions, in accordance with applicable securities laws. It does not obligate the Company to make any repurchases at any specific time or situation.

From August 2011 through December 31, 2012, the Company purchased 3,707,424 shares of unrestricted common stock at an average cost per share of $26.09 totaling $96.7 million in purchases under the program.

For the twelve months ended December 31, 2012, the Company purchased 1,871,424 shares of unrestricted common stock at an average cost per share of $26.58 totaling $49.7 million in purchases under the program. The Company did not repurchase any shares under the announced repurchase programs in the three months ended December 31, 2012.

3. INVESTMENT IN AFFILIATES

At December 31, 2012 and 2011, the Company's investment in affiliates was comprised of the following (in thousands):

	2012	2011
Investment in OCC	$ 333	$ 333
Investment in Signal Trading	11,437	11,472
Investment in IPXI	2,500	2,500
Investment in Affiliates	$14,270	$14,305

In May 2010, CBOE acquired a 50% interest in Signal Trading from FlexTrade. The joint venture develops and markets a multi-asset front-end order entry system, known as "Pulse," which has particular emphasis on options trading. The Company assists in the development of the terminals and provides marketing services to the joint venture, which is accounted for under the equity method. In the twelve months ended December 31, 2012, the Company recorded equity losses in and contributions to Signal Trading of $1.7 million and $1.7 million, respectively.

In 2011 and 2012, the Company, through DerivaTech Corporation, a wholly-owned subsidiary, acquired a 10.0% interest in IPXI for $2.5 million. IPXI is creating a marketplace for a unique portfolio of financial products and services that facilitate investment in and risk management of intellectual property assets, helping buyers and sellers efficiently allocate intellectual property rights. The Company accounts for its investment in IPXI using the cost-method.

4. RELATED PARTIES

The Company collected transaction and other fees of $544.3 million, $542.8 million and $455.5 million in the years ended December 31, 2012, 2011 and 2010, respectively, by drawing on accounts of CBOE and C2 market participants held at OCC. The amounts collected by OCC for CBOE included $96.1 million, $93.7 million and $101.3 million, respectively, of marketing fees during the years ended December 31, 2012, 2011 and 2010. The Company had a receivable due from OCC of $42.3 million and $35.6 million at December 31, 2012 and 2011, respectively.

OPRA is a limited liability company consisting of representatives of the member exchanges and is authorized by the SEC to provide consolidated options information. This information is provided by the exchanges and is sold to outside news services and customers. OPRA's operating income is distributed among the exchanges based on their relative volume of total cleared options transactions. Operating income distributed to the Company was $15.0 million, $12.9 million and $15.6 million during the years ended December 31, 2012, 2011 and 2010, respectively. The Company had a receivable from OPRA of $3.4 million and $3.3 million at December 31, 2012 and 2011, respectively.

The Company incurred re-billable expenses on behalf of CBSX for expenses such as employee costs, computer equipment and software of $3.7 million, $5.1 million and $3.5 million during the years ended December 31, 2012, 2011 and 2010, respectively. These amounts are included as a reduction of the underlying expenses. The Company had a receivable from CBSX of $0.5 million at December 31, 2012 and 2011.

4. RELATED PARTIES (Continued)

Options Regulatory Surveillance Authority ("ORSA") is responsible for conducting insider trading investigations related to options on behalf of all options exchanges. CBOE is the Regulatory Services Provider under a plan entered into by the options exchanges and approved by the SEC to administer ORSA. The Company incurred re-billable expenses on behalf of ORSA for expenses such as employee costs, occupancy and operating systems of $2.1 million, $2.0 million and $2.0 million, during the years ended December 31, 2012, 2011 and 2010, respectively. These amounts are included as a reduction of the underlying expenses. The Company had a receivable due from ORSA of $1.4 million and $0.6 million at December 31, 2012 and 2011, respectively.

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

At December 31, 2012 and 2011, accounts payable and accrued liabilities consisted of the following (in thousands):

	2012	2011
Compensation and benefit related liabilities	$18,306	$18,349
Royalties	10,529	10,795
Facilities	1,932	2,229
Legal	1,706	962
Accounts payable	735	1,877
Linkage	1,116	1,653
Estimated liability related to SEC matter (See Note 12)	5,000	—
Other	5,824	10,206
Total	$45,148	$46,071

6. MARKETING FEE

The Company facilitates the collection and payment of marketing fees assessed on certain trades taking place at CBOE. Funds resulting from the marketing fees are made available to Designated Primary Market-Makers and Preferred Market-Makers as an economic inducement to route orders to CBOE. Pursuant to ASC 605-45, *Revenue Recognition—Principal Agent Considerations*, the Company reflects the assessments and payments on a net basis, with no impact on revenues or expenses.

As of December 31, 2012 and 2011, amounts assessed by the Company on behalf of others included in current assets totaled $5.2 million and payments due to others included in current liabilities totaled $5.8 million.

7. DEFERRED REVENUE

The following tables summarize the activity in deferred revenue for the years ended December 31, 2012 and 2011.

(in thousands)	Balance at December 31, 2011	Cash Additions	Revenue Recognition	Balance at December 31, 2012
Liquidity provider sliding scale	$ —	$29,759	$(29,759)	$ —
Other, net	351	4,940	(4,207)	1,084
Total deferred revenue	$351	$34,699	$(33,966)	$1,084

(in thousands)	Balance at December 31, 2010	Cash Additions	Revenue Recognition	Balance at December 31, 2011
Liquidity provider sliding scale	—	$40,021	$(40,021)	$ —
Other, net	280	3,256	(3,185)	351
Total deferred revenue	$280	$43,277	$(43,206)	$351

Liquidity providers who prepay transaction fees, at a minimum, for the first two levels of the liquidity provider sliding scale are eligible to receive reduced fees on contract volume above 800,000 per month. The prepayment of 2012 and 2011 transaction fees totaled $29.8 million and $40.0 million. This amount is amortized and recorded as transaction fees over the respective period.

8. EMPLOYEE BENEFITS

Employees are eligible to participate in the Chicago Board Options Exchange SMART Plan ("SMART Plan"). The SMART Plan is a defined contribution plan, which is qualified under Internal Revenue Code Section 401(k). The Company contributed $3.9 million, $4.5 million and $3.5 million to the SMART Plan for each of the years ended December 31, 2012, 2011 and 2010, respectively.

Eligible employees may participate in the Supplemental Employee Retirement Plan ("SERP"), Executive Retirement Plan ("ERP") and Deferred Compensation Plan. The SERP, ERP and Deferred Compensation Plan are defined contribution plans that are nonqualified by Internal Revenue Code regulations. The Company contributed $1.4 million, $1.3 million and $1.6 million to the above plans for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company also had a Voluntary Employees' Beneficiary Association ("VEBA"). The VEBA was a trust, qualifying under Internal Revenue Code Section 501(c)(9), created to provide certain medical, dental, severance and short-term disability benefits to employees. Contributions to the trust were based on reserve levels established by Section 419(a) of the Internal Revenue Code. The trust was terminated as of December 31, 2010, so no contributions were made thereafter. The Company contributed $3.7 million for the year ended December 31, 2010.

The Company has a postretirement medical plan for certain current and former members of senior management. The Company recorded immaterial postretirement benefits expense for the years ended December 31, 2012, 2011 and 2010, resulting from the amortization of service costs and actuarial expense included in accumulated other comprehensive loss at December 31, 2012, 2011 and 2010.

9. INCOME TAXES

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012	2011	2010
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income tax rate, net of federal income tax effect	4.8	5.5	4.0
Section 199 deductions	(7.5)	—	—
Other, net	2.8	1.4	0.6
Effective income tax rate	35.1%	41.9%	39.6%

During the twelve months ended December 31, 2012, the Company filed amended returns for 2008, 2009 and 2010 and completed its return for 2011 and recognized, as a discrete item, in the aggregate, a $12.9 million net benefit for a Section 199 deduction for U.S. production activities which encompasses all personal property, including computer software for prior year periods.

The components of income tax expense for the years ended December 31, 2012, 2011 and 2010 are as follows (in thousands):

	2012	2011	2010
Current:			
Federal	$65,054	$ 76,637	$51,502
State	20,597	23,101	13,704
Total current	85,651	99,738	65,206
Deferred:			
Federal	406	(48)	3,470
State	(901)	988	(3,449)
Total deferred	(495)	940	21
Total	$85,156	$100,678	$65,227

At December 31, 2012 and 2011, the net deferred income tax liability approximated (in thousands):

	2012	2011
Deferred tax assets	$ 22,935	$ 21,586
Deferred tax liabilities	(43,924)	(43,025)
Net deferred income tax liability	$(20,989)	$(21,439)

9. INCOME TAXES (Continued)

The tax effect of temporary differences giving rise to significant portions of deferred tax assets and liabilities at December 31, 2012 and 2011 are presented below (in thousands):

	2012	2011
Deferred tax assets:		
Intangibles	$ 89	$ 510
Accrued compensation and benefits	9,221	8,286
Property, equipment and technology, net	570	887
Investment in affiliates	7,933	8,431
Other	5,122	3,472
Total deferred tax assets	22,935	21,586
Deferred tax liabilities:		
Property, equipment and technology, net	(36,930)	(38,962)
Investment in affiliates	(1,687)	(1,596)
Prepaid	(996)	(968)
Other	(4,311)	(1,499)
Total deferred tax liabilities	(43,924)	(43,025)
Net deferred tax liabilities	$(20,989)	$(21,439)

The net deferred tax liabilities are classified as long-term liabilities in the Consolidated Balance Sheets at December 31, 2012 and 2011.

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties, is as follows (in thousands):

	2012	2011	2010
Balance as of January 1	$12,185	$ 3,165	$2,815
Gross increases on tax positions in prior period	3,401	9,186	205
Gross decreases on tax positions in prior period	(833)	(2,215)	(876)
Gross increases on tax positions in current period	4,740	2,768	1,136
Lapse of statue of limitations	—	(719)	(115)
Balance as of December 31	$19,493	$12,185	$3,165

As of December 31, 2012, 2011 and 2010, the Company had $19.5 million, $11.4 million and $2.5 million, respectively, of uncertain tax positions excluding interest and penalties, which, if recognized in the future, would affect the annual effective income tax rate. Reductions to uncertain tax positions from the lapse of the applicable statutes of limitations during the next twelve months are estimated to be approximately $3.6 million, not including any potential new additions.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's consolidated statements of income and were $0.6 million, $0.1 million and $0.1 million for the periods ended December 31, 2012, 2011 and 2010, respectively. Accrued interest and penalties were $1.4 million, $0.8 million and $0.7 million as of December 31, 2012, 2011 and 2010, respectively.

The Company is subject to U.S. federal tax, Illinois, New Jersey and New York state taxes and Washington D.C. taxes, as well as other local jurisdictions. The Company has open tax years from 2007

9. INCOME TAXES (Continued)

on for New York, 2008 on for federal and Illinois, and 2009 on for New Jersey and Washington, D.C. Specific line items for the 2008 tax year are being examined by the Internal Revenue Service and the Illinois Department of Revenue due to the filing of amended returns containing the recognition of certain credits and deductions. The Company's tax returns have been examined by the Internal Revenue Service through 2009 and the Illinois Department of Revenue through 2008. The Company is currently under audit by the Internal Revenue Service for 2010 and a limited issue focus examination for 2011. Additionally, the Company is under audit by the State of New York for the 2007 through 2009 tax years and the State of Illinois for the 2009 and 2010 tax years.

10. SENIOR REVOLVING CREDIT FACILITY

On December 23, 2008, the Company entered into an unsecured senior revolving credit facility with three financial institutions. The credit agreement expired on December 23, 2011 and was not renewed by the Company. Borrowing under the facility became available upon the final, non-appealable resolution of the Delaware Action pursuant to the Settlement Agreement. As part of the Settlement Agreement, the Company was required to pay qualifying class members $300 million in cash at the completion of the restructuring transaction. The Company secured this line of credit to ensure that it had adequate funds available to meet this obligation. As of December 31, 2011 and 2010 and during the years ended December 31, 2011 and 2010, there were no borrowings against the credit facility.

11. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including the Company's own credit risk.

The Company applied Financial Accounting Standards Board ("FASB") ASC 820, *Fair Value Measurement and Disclosure*, which provides guidance for using fair value to measure assets and liabilities by defining fair value and establishing the framework for measuring fair value. ASC 820 applies to financial and nonfinancial instruments that are measured and reported on a fair value basis. The three-level hierarchy of fair value measurements is based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The fair-value hierarchy requires the use of observable market data when available and consists of the following levels:

- Level 1—Unadjusted inputs based on quoted markets for identical assets or liabilities.
- Level 2—Observable inputs, either direct or indirect, not including Level 1, corroborated by market data or based upon quoted prices in non-active markets.
- Level 3—Unobservable inputs that reflect management's best assumptions of what market participants would use in valuing the asset or liability.

11. FAIR VALUE MEASUREMENTS (Continued)

The Company has included a tabular disclosure for financial assets that are measured at fair value on a recurring basis in the consolidated balance sheet as of December 31, 2012 and 2011. The Company holds no financial liabilities that are measured at fair value on a recurring basis.

(amounts in thousands)	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Money market funds	$126,000	—	—	$126,000
Total assets at fair value at December 31, 2012	$126,000	$—	$—	$126,000

(amounts in thousands)	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Money market funds	126,000	—	—	126,000
Total assets at fair value at December 31, 2011	$126,000	$—	$—	$126,000

In March 2011, the Company revalued its investment in NSX Holdings, Inc. as a result of an other-than-temporary impairment. The investment is classified as Level 3 as the fair value was based on both observable and unobservable inputs, resulting in a full impairment totaling $0.5 million, which represented the remaining carrying value of the investment. The Company no longer holds a direct investment in NSX due to the acquisition of NSX by CBSX in December 2011.

The Company, through DerivaTech Corporation, a wholly-owned subsidiary, acquired a 10.0% interest in IPXI Holdings, LLC ("IPXI") for $2.5 million. The investment, measured at fair value on a non-recurring basis, is classified as level 3 as the fair value was based on both observable and unobservable inputs.

12. COMMITMENTS AND CONTINGENCIES

As of December 31, 2012, the end of the period covered by this report, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and we disclose the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is reasonably possible or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

Estimates of probable losses resulting from patent litigation involving the Company are inherently difficult to make, particularly when the Company's view of the case is significantly different than that expressed by the plaintiff. The Company has not recorded a liability related to damages in connection with these matters.

12. COMMITMENTS AND CONTINGENCIES (Continued)

As of December 31, 2012, the Company does not think that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any litigation is inherently uncertain and an adverse outcome from certain matters could have a material effect on our earnings in any given reporting period.

Index Options Litigation

On November 15, 2006, CBOE, The McGraw-Hill Companies, Inc. ("McGraw-Hill") and CME Group Index Services, LLC (substituted for Dow Jones & Co.) ("Dow Jones") asserted claims in the Circuit Court of Cook County, Illinois against ISE and its parent company ("ISE"), seeking a declaration to prevent ISE from offering SPX and DJX options and to prevent OCC from issuing and clearing such options. ISE filed a lawsuit on November 2, 2006 in the United States District Court for the Southern District of New York, seeking a declaration that the rights asserted by McGraw-Hill and Dow Jones are preempted by federal law. The New York action is currently pending, but has been stayed in light of the Illinois action. The Illinois court has permanently restrained and enjoined ISE from listing or providing an exchange market for the trading of SPX and DJX options and enjoined OCC from issuing, clearing or settling the exercise of such ISE options. The Illinois Appellate Court affirmed the lower court's ruling on May 25, 2012 and the Illinois Supreme Court denied ISE's appeal of this decision. ISE filed a Petition for Certiorari with the U.S. Supreme Court on January 25, 2013.

Patent Litigation

ISE—'707

On November 22, 2006, ISE filed an action in the United States District Court for the Southern District of New York claiming that CBOE's Hybrid trading system infringes ISE's U.S. Patent No. 6,618,707 ("the '707 patent"). On January 31, 2007, CBOE filed an action in federal court in the Northern District of Illinois seeking a declaratory judgment that the '707 patent was not infringed, not valid and/or not enforceable against CBOE. The New York case was transferred to the Northern District of Illinois on August 9, 2007. The trial in this case is scheduled to begin in March 2013.

On August 15, 2012, C2 filed a declaratory judgment complaint against ISE in the United States District Court for the Northern District of Illinois alleging that the '707 patent is not valid, not infringed and not enforceable in light of decisions in the CBOE case involving the same patent.

ISE—QRM

On November 12, 2012, CBOE brought suit against ISE in the United States District Court for the Northern District of Illinois alleging that ISE infringes three patents related to quote risk monitor (QRM) technology. CBOE has requested injunctive relief and monetary damages. On February 20, 2013, the court ruled that the case be transferred to the United States District Court for the Southern District of New York where it will proceed.

12. COMMITMENTS AND CONTINGENCIES (Continued)

SEC Matter

As previously reported in the Company's periodic filings, the staff of the SEC is investigating CBOE's compliance with its obligations as a self-regulatory organization under the federal securities laws. We continue to cooperate with the investigation and CBOE is conducting its own review of its compliance and has modified its compliance program. We have commenced discussions with the SEC staff aimed at resolving the investigation, and such discussions remain ongoing. While an agreement has not been reached with the SEC staff, we believe that any resolution of this matter would include a monetary penalty and may require CBOE to make additional changes to its compliance programs and procedures. A resolution of this matter may also involve other remedies within the SEC's authority. During the fourth quarter of 2012, the Company recorded a charge of $5.0 million related to this matter which is included in other expenses in the consolidated statement of income and accounts payable and accrued expenses in the consolidated balance sheet for the year ended December 31, 2012, respectively. There is currently no definitive agreement with the SEC staff for the resolution of this matter. We believe that it is reasonably possible that the Company could incur a charge in connection with this matter of up to $10 million, and any agreement will be subject to the approval by the Commissioners of the SEC. Therefore, there can be no assurance that the Company's negotiations with the SEC staff will result in a definitive agreement, and the amount of the monetary penalty upon final disposition of these matters may exceed the amount we have accrued. However, we believe that the likelihood of any additional monetary penalty in excess of the upper limit of the range set forth above is remote.

Other

As a self-regulatory organization under the jurisdiction of the SEC, with respect to CBOE and C2, and as a designated contract market under the jurisdiction of the CFTC, with respect to CFE, we are subject to routine reviews and inspections by the SEC and the CFTC.

We are also currently a party to various other legal proceedings including those already mentioned. Management does not believe that the outcome of any of these other reviews, inspections or other legal proceedings will have a material impact on our consolidated financial position, results of operations or cash flows.

Leases and Other Obligations

The Company leases facilities with lease terms remaining from 8 months to 68 months as of December 31, 2012. Total rent expense related to these lease obligations, reflected in data processing and facilities costs line items on the Consolidated Statements of Income, for the years ended December 31, 2012, 2011 and 2010, were $3.5 million, $3.2 million and $3.2 million, respectively. Future

12. COMMITMENTS AND CONTINGENCIES (Continued)

minimum payments under these non-cancelable lease and advertising agreements are as follows at December 31, 2012 (in thousands):

Year	Operating Leases	Advertising Obligations	Total
2013	$ 2,817	$171	$ 2,988
2014	2,537	—	2,537
2015	2,330	—	2,330
2016	2,165	—	2,165
2017	580	—	580
Total	$10,429	$171	$10,600

In addition to the non-cancelable leases and advertising agreements, the Company has contractual obligations related to certain advertising programs and licensing agreements with various licensors. The licensing agreements contain annual minimum fee requirements that total $23.2 million for the next five years and $0.8 million for the five years thereafter.

13. STOCK-BASED COMPENSATION

Stock-based compensation is based on the fair value of the award on the date of grant, which is recognized over the related service period, net of estimated forfeitures. The service period is the period over which the related service is performed, which is generally the same as the vesting period.

On January 13, 2010, the board approved the CBOE Holdings, Inc. Long Term Incentive Plan (the "LTIP"). The board amended and restated the LTIP, effective upon receiving stockholder approval, which was received at the May 17, 2011 annual meeting of stockholders. The LTIP provides that an aggregate of 4,248,497 shares of the Company's common stock are reserved for issuance to participants under the LTIP.

The Compensation Committee of the Company's board of directors administers the LTIP and may designate any of the following as a participant under the LTIP: any officer or other employee of the Company or its affiliates or individuals engaged to become an officer or employee and non-employee directors of the Company. The LTIP permits the granting of non-qualified stock options, restricted stock, restricted stock units, incentive compensation awards or any combination of the foregoing. The Compensation Committee has the authority and complete discretion to prescribe, amend and rescind rules and regulations relating to the LTIP, select participants and to determine the form and terms of any awards.

On June 14, 2012, the Company granted 38,990 shares of restricted stock to non-employee members of the board of directors at a fair value of $27.33 per share, the closing price of the Company's stock on the grant date. The shares have a one year vesting period and vesting accelerates upon the occurrence of a change in control of the Company. On August 15, 2012, the Company granted 8,163 shares of restricted stock to certain employees at a fair value of $28.98 per share, the closing price of the Company's stock on the grant date. The shares have a three year vesting period and vesting accelerates upon the occurrence of a change in control of the Company. Unvested portions of the restricted stock will be forfeited if the member leaves the board or the employee leaves the company prior to the applicable vesting date, except in limited circumstances.

13. STOCK-BASED COMPENSATION (Continued)

For the years ended December 31, 2012, 2011 and 2010, the Company recognized $12.3 million, $12.6 million and , $20.8 million, respectively, of stock-based compensation expense related to restricted stock. For the twelve months ended December 31, 2012, 2011 and 2010, the Company recorded $0.3 million, $0.5 million and $13.0 million, respectively, to recognize accelerated stock-based compensation. In 2012 and 2011, the accelerated expense is related to certain members of the board of directors that left or are leaving the the board. In 2010, the accelerated expense was for certain executives due to provisions contained in agreements regarding their employment. Stock-based compensation expense is included in employee costs in the consolidated statements of income.

The activity in the Company's restricted stock for the year ended December 31, 2012 was as follows:

	Number of Shares of Restricted Stock	Weighted Average Grant-Date Fair Value
Unvested restricted stock at January 1, 2012	1,252,239	$29.00
Granted	47,153	27.62
Vested	(411,354)	29.00
Forfeited	(52,215)	29.00
Unvested restricted stock at December 31, 2012	835,823	$28.92

As of December 31, 2012, the Company had unrecognized stock-based compensation expense of $17.3 million related to outstanding restricted stock. The remaining unrecognized stock-based compensation is expected to be recognized over a weighted average period of 1.4 years. The Company is projecting a forfeiture rate of 5%. The total fair value of shares vested during the year ended December 31, 2012 was $11.2 million.

14. NET INCOME PER COMMON SHARE

The unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and shall be included in the computation of net income per common share pursuant to the two-class method. All restricted stock awards granted to officers, directors and employees qualify as participating securities.

The Company computes net income per common share using the two-class method, which is an allocation formula that determines the net income for common shares and participating securities. Under the authoritative guidance, the presentation of basic and diluted earnings per share is required for each class of common stock and not for participating securities. As such, the Company will present basic and diluted net income per share for its one class of common stock.

The computation of basic net income allocated to common stockholders is calculated by reducing net income for the period by dividends paid or declared and undistributed net income for the period that are allocated to the participating securities to arrive at net income allocated to common stockholders. Net income allocated to common stockholders is divided by the weighted average number of common shares outstanding during the period.

14. NET INCOME PER COMMON SHARE (Continued)

The dilutive effect of participating securities is calculated using the more dilutive of the treasury stock or the two-class method. Diluted net income per common share is calculated by dividing net income allocated to common stockholders by the sum of the weighted average number of common shares outstanding plus all additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

The weighted average number of common shares outstanding for purposes of calculating both basic and diluted net income per common share for the first and second quarters of the year ended December 31, 2010 were calculated as if the restructuring transaction was consummated at the beginning of the period.

The following table reconciles net income applicable to common stockholders and the number of shares used to calculate the basic and diluted net income per common share for the for the years ended December 31, 2012, 2011 and 2010:

(in thousands, except per share amounts)	2012	2011	2010
Basic EPS Numerator:			
Net Income	$157,395	$139,406	$99,396
Less: Earnings allocated to participating securities	(2,141)	(2,824)	(1,230)
Net Income allocated to common stockholders	$155,254	$136,582	$98,166
Basic EPS Denominator:			
Weighted average shares outstanding	87,460	89,994	95,754
Basic net income per common share	$ 1.78	$ 1.52	$ 1.03
Diluted EPS Numerator:			
Net Income	$157,395	$139,406	$99,396
Less: Earnings allocated to participating securities	(2,141)	(2,824)	(1,230)
Net Income allocated to common stockholders	$155,254	$136,582	$98,166
Diluted EPS Denominator:			
Weighted average shares outstanding	87,460	89,994	95,754
Dilutive common shares issued under restricted stock program	—	—	—
Diluted net income per common share	$ 1.78	$ 1.52	$ 1.03

For the year ended December 31, 2012, 835,823 shares of restricted stock were not included in the computation of diluted net income per common share because to do so would have an antidilutive effect.

15. QUARTERLY DATA (unaudited)

Year ended December 31, 2012 (in thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Operating revenues	$121,392	$132,549	$128,319	$130,078	$512,338
Operating expenses	63,977	66,480	67,458	70,326	268,241
Operating income	57,415	66,069	60,861	59,752	244,097
Net income	$ 33,417	$ 38,496	$ 45,758	$ 39,724	$157,395
Net income allocated to common stockholders	$ 32,863	$ 37,903	$ 45,243	$ 39,245	$155,254
Diluted—net income per share to common stockholders	$ 0.37	$ 0.44	$ 0.52	$ 0.45	$ 1.78

Year ended December 31, 2011 (in thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Operating revenues	$124,042	$120,290	$143,604	$120,208	$508,144
Operating expenses	66,507	63,838	68,638	67,529	266,512
Operating income	57,535	56,452	74,966	52,679	241,632
Net income	$ 32,871	$ 33,401	$ 41,327	$ 31,807	$139,406
Net income allocated to common stockholders	$ 32,089	$ 32,609	$ 40,597	$ 31,287	$136,582
Diluted—net income per share to common stockholders	$ 0.36	$ 0.36	$ 0.45	$ 0.35	$ 1.52

- In the third quarter of 2012, the Company filed an amended return for 2008 and completed its return for 2011 and recognized, as a discrete item, a $7.6 million benefit for a Section 199 deduction for U.S. production activities which encompasses all personal property including computer software for those years.
- In the fourth quarter of 2012, the Company recorded $5.0 million of expense for an estimated liability related to an SEC investigation of CBOE's compliance with its obligations as a self-regulatory organization under the federal securities laws.
- In the fourth quarter of 2012, the Company filed amended returns for 2009 and 2010 and recognized, as a discrete item, a $5.3 million benefit for a Section 199 deduction for U.S. production activities which encompasses all personal property including computer software for those years.
- In the third quarter of 2011, the Company recognized $4.2 million of income tax expense to reserve for potential additional tax liabilities as a result of an advisory opinion from New York state taxing authorities which attempted to extend the state's taxing power over certain electronic transactions and other fees of out-of-state exchanges going back to 2007.
- In the fourth quarter of 2011, the Company recognized $3.7 million of expense due to the departure of a senior executive pursuant to his employment agreement with the Company.

16. SUBSEQUENT EVENTS

On February 6, 2013, the Company's board of directors declared a quarterly cash dividend of $0.15 per share. The dividend is payable on March 22, 2013 to stockholders of record at the close of business on March 1, 2013.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

(a) Evaluation of Disclosure Controls and Procedures

In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management, with the participation of the Company's Chairman of the Board and Chief Executive Officer and Executive Vice President and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) as of December 31, 2012. Based upon their evaluation of these disclosure controls and procedures, the Chairman of the Board and Chief Executive Officer and the Executive Vice President and Chief Financial Officer concluded that the disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2012 to ensure that information required to be disclosed by the Company in the reports that it files or submits is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system has been designed to provide reasonable assurance to management and the board of directors regarding the preparation and fair presentation of published financial statements.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. Management based its assessment on criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluating the design of our internal control over financial reporting and testing the operational effectiveness of our internal control over financial reporting. The results of its assessment were reviewed with the audit committee of the board of directors.

Based on this assessment, management believes that, as of December 31, 2012, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report on page 69.

There were no changes in the Company's internal control over financial reporting that occurred during the three months ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

Not applicable.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Information relating to our executive officers is included on pages 22-23 of this Annual Report on Form 10-K. Information relating to our directors, including our audit committee and audit committee financial experts and the procedures by which stockholders can recommend director nominees, and our executive officers will be in our definitive Proxy Statement for our 2013 Annual Meeting of Shareholders to be held on May 23, 2013, which will be filed within 120 days of the end of our fiscal year ended December 31, 2012 ("2013 Proxy Statement") and is incorporated herein by reference.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our Chief Executive Officer, Chief Financial Officer and principal accounting officer, as well as all other employees and directors. Our Code of Business Conduct and Ethics is available on our website at http://ir.cboe.com/governance.cfm. We will also provide a copy of the Code of Business Conduct and Ethics to stockholders at no charge upon written request.

Item 11. ***Executive Compensation***

Information relating to our executive officer and director compensation and the compensation committee of our board of directors will be in the 2013 Proxy Statement and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Information relating to security ownership of certain beneficial owners of our common stock and information relating to the security ownership of our management will be in the 2013 Proxy Statement and is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

Information regarding certain relationships and related transactions and director independence will be in the 2013 Proxy Statement and is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

Information regarding principal accountant fees and services will be in the 2013 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) *Documents filed as part of this report*

(1) *Financial Statements*

Our consolidated financial statements and the related reports of management and our independent registered public accounting firm which are required to be filed as part of this report are included in this Annual Report on Form 10-K beginning at page 67. These consolidated financial statements are as follows:

- Consolidated Balance Sheets as of December 31, 2012 and 2011
- Consolidated Statements of Income for the years ended December 31, 2012, 2011 and 2010
- Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010
- Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010
- Consolidated Statements of Stockholders'/Members' Equity for the years ended December 31, 2012, 2011 and 2010
- Notes to Consolidated Financial Statements

(2) *Financial Statement Schedules*

The Company has not included any financial statement schedules because they are not applicable or the required information is included in the consolidated financial statements or notes, thereto.

(3) *List of Exhibits*

See (b) Exhibits below

(b) Exhibits

Exhibit No.	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation of CBOE Holdings, Inc., incorporated by reference to Annex C to Amendment No. 7 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on April 26, 2010.
3.2	Amended and Restated Bylaws of CBOE Holdings, Inc., incorporated by reference to Annex D to Amendment No. 7 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on April 26, 2010.
10.1	Restated License Agreement, dated November 1, 1994, by and between Standard & Poor's Financial Services LLC (as successor-in-interest to Standard & Poor's, a division of McGraw-Hill, Inc.) and the Chicago Board Options Exchange, Incorporated (the "S&P License Agreement"), incorporated by reference to Exhibit 10.1 to Amendment No. 6 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on April 12, 2010.+
10.2	Amendment No. 1 to the S&P License Agreement, dated January 15, 1995, incorporated by reference to Exhibit 10.2 to Amendment No. 6 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on April 12, 2010.+

Exhibit No.	Description of Exhibit
10.3	Amendment No. 2 to the S&P License Agreement, dated April 1, 1998, incorporated by reference to Exhibit 10.3 to Amendment No. 6 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on April 12, 2010.+
10.4	Amendment No. 3 to the S&P License Agreement, dated July 28, 2000, incorporated by reference to Exhibit 10.4 to Amendment No. 6 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on April 12, 2010.+
10.5	Amendment No. 4 to the S&P License Agreement, dated October 27, 2000, incorporated by reference to Exhibit 10.5 to Amendment No. 6 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on April 12, 2010.+
10.6	Amendment No. 5 to the S&P License Agreement, dated March 1, 2003, incorporated by reference to Exhibit 10.6 to Amendment No. 6 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on April 12, 2010.+
10.7	Amended and Restated Amendment No. 6 to the S&P License Agreement, dated February 24, 2009, incorporated by reference to Exhibit 10.7 to Amendment No. 6 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on April 12, 2010.+
10.8	Amended and Restated Amendment No. 7 to the S&P License Agreement, dated February 24, 2009, incorporated by reference to Exhibit 10.8 to Amendment No. 6 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on April 12, 2010.+
10.9	Amendment No. 8 to the S&P License Agreement, dated January 9, 2005, incorporated by reference to Exhibit 10.9 to Amendment No. 6 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on April 12, 2010.+
10.10	Amendment No. 10 to the S&P License Agreement, dated June 19, 2009, incorporated by reference to Exhibit 10.10 to Amendment No. 6 to the Registration Statement on Form S-4 (File No. 333-140574) filed on April 12, 2010.+
10.11	Amendment No. 11 to the Restated License Agreement, dated as of April 29, 2010, by and between Standard & Poor's Financial Services LLC and the Chicago Board Options Exchange, Incorporated, incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K (File No. 001-34774) filed on May 11, 2010.+
10.12	Chicago Board Options Exchange, Incorporated Executive Retirement Plan, incorporated by reference to Exhibit 10.13 to Amendment No. 4 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on August 14, 2009.*
10.13	Chicago Board Options Exchange, Incorporated Supplemental Retirement Plan, incorporated by reference to Exhibit 10.14 to Amendment No. 4 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on August 14, 2009.*
10.14	Chicago Board Options Exchange, Incorporated Deferred Compensation Plan for Officers, incorporated by reference to Exhibit 10.15 to Amendment No. 4 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on August 14, 2009.*
10.15	Amendment No. 1 to the Chicago Board Option Exchange, Incorporated Supplemental Retirement Plan, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (File No. 001-34774) filed on November 12, 2010.*

Exhibit No.	Description of Exhibit
10.16	Amended and Restated Employment Agreement, effective December 31, 2009, by and between the Chicago Board Options Exchange, Incorporated and William J. Brodsky, incorporated by reference to Exhibit 10.16 to Amendment No. 5 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on March 11, 2010.*
10.17	Amended and Restated CBOE Holdings, Inc. Long-Term Incentive Plan, incorporated by reference to Exhibit 10.20 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-165393) filed on June 11, 2010.*
10.18	Form of Restricted Stock Award Agreement (for Executive Officers), incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (File No. 001-34774) filed on June 11, 2010.*
10.19	Form of Restricted Stock Award Agreement (for Non-employee Directors), incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (File No. 001-34774) filed on June 11, 2010.*
10.20	Amended and Restated CBOE Holdings, Inc. Executive Severance Plan, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-34774) filed on December 12, 2012.*
10.21	Form of Director Indemnification Agreement, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-34774) filed on December 20, 2010.
10.22	Amended and Restated CBOE Holdings, Inc. Long-Term Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-34774), filed on May 18, 2011.*
10.23	Amendment No. 1, dated August 22, 2011, to the Amended and Restated License Agreement, dated September 29, 2006, by and between CME Group Index Services LLC (as successor-in-interest to Dow Jones & Company, Inc.) and the Chicago Board Options Exchange, Incorporated, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (File No. 001-34774) filed on November 9, 2011.+
10.24	Transition Agreement, by and among CBOE Holdings, Inc., Chicago Board Options Exchange, Incorporated and William J. Brodsky, dated December 11, 2012, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-34774) filed on December 12, 2012.*
10.25	Amended and Restated Employment Agreement, by and among CBOE Holdings, Inc., Chicago Board Options Exchange, Incorporated and Edward T. Tilly, dated December 11, 2012, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-34774) filed on December 12, 2012.*
21.1	Subsidiaries of CBOE Holdings, Inc. (filed herewith)
23.1	Consent of Independent Registered Account Firm (filed herewith)
24.1	Powers of Attorney (filed herewith)
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14 (filed herewith).
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14 (filed herewith).

Exhibit No.	Description of Exhibit
32.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (filed herewith).
32.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (filed herewith).
101.INS†	XBRL Instance Document (filed herewith)
101.SCH†	XBRL Taxonomy Extension Schema Document (filed herewith).
101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document (filed herewith).
101.DEF†	XBRL Taxonomy Extension Definition Linkbase (filed herewith).
101.LAB†	XBRL Taxonomy Extension Label Linkbase Document (filed herewith).
101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document (filed herewith).

† Pursuant to Rule 406T of Regulation S-T, the Interactive Data files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

* Indicates Management Compensatory Plan, Contract or Arrangement.

+ Confidential treatment has been previously requested or granted to portions of these exhibits by the SEC.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

CBOE HOLDINGS, INC.
(Registrant)

By: /s/ WILLIAM J. BRODSKY

William J. Brodsky
Chairman and Chief Executive Officer

Date: February 28, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ WILLIAM J. BRODSKY William J. Brodsky	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2013
/s/ ALAN J. DEAN Alan J. Dean	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	February 28, 2013
/s/ DAVID S. REYNOLDS David S. Reynolds	Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 28, 2013
/s/ JAMES R. BORIS James R. Boris	Director	February 28, 2013
/s/ MARK F. DUFFY Mark F. Duffy	Director	February 28, 2013
/s/ FRANK E. ENGLISH Frank E. English	Director	February 28, 2013
/s/ JANET P. FROETSCHER Janet P. Froetscher	Director	February 28, 2013

SIGNATURE	TITLE	DATE
/s/ JILL R. GOODMAN Jill R. Goodman	Director	February 28, 2013
/s/ PAUL KEPES Paul Kepes	Director	February 28, 2013
/s/ DUANE R. KULLBERG Duane R. Kullberg	Director	February 28, 2013
/s/ BENJAMIN R. LONDERGAN Benjamin R. Londergan	Director	February 28, 2013
/s/ R. EDEN MARTIN R. Eden Martin	Director	February 28, 2013
/s/ RODERICK A. PALMORE Roderick A. Palmore	Director	February 28, 2013
/s/ SUSAN M. PHILLIPS Susan M. Phillips	Director	February 28, 2013
/s/ SAMUEL K. SKINNER Samuel K. Skinner	Director	February 28, 2013
/s/ CAROLE E. STONE Carole E. Stone	Director	February 28, 2013
/s/ EUGENE S. SUNSHINE Eugene S. Sunshine	Director	February 28, 2013

(End of Form 10-K)

Investor Information

Stock Listing

CBOE Holdings' unrestricted common stock is listed on the NASDAQ Global Select Market (NASDAQ) under the ticker symbol "CBOE." On December 31, 2012, there were 87,271,683 shares of unrestricted common stock outstanding.

Annual Meeting

The 2013 Annual Meeting of Stockholders will be held at 9:30 a.m. Central Time, on Thursday, May 23, 2013, at CBOE Holdings' corporate headquarters located at 400 South LaSalle Street, Chicago, IL 60605.

Holders of common stock of record at the close of business on March 26, 2013 are entitled to vote at the Annual Meeting. A notice of meeting, proxy statement and proxy card or voting instructions were provided to stockholders of record with this Annual Report.

Transfer Agent

Registered stockholders (shares held in your own name) should address communications concerning share transfers, statements, dividend payments, address changes and other administrative matters to:

CBOE Holdings, Inc.
c/o Computershare
P.O. Box 43006
Providence, RI 02940-3006
Telephone: 866-301-8223
201-680-6578 (Outside the U.S.)
Website: www.computershare.com/investor

Investor Relations

Direct inquiries to:
Investor Relations
CBOE Holdings, Inc.
400 South LaSalle Street
Chicago, IL 60605
Phone: 312-786-7136
Email: investorrelations@cboe.com

Investor information is available on the company's Investor Relations section of its website, http://ir.cboe.com, including all SEC filings, quarterly earnings releases, webcasts and presentations, press releases, information on corporate governance and a variety of stockholder resources including historical stock information, dividend payments, an investor FAQ and a list of analysts who cover the company.

Corporate Information

The company's website, **www.cboe.com**, is the definitive online source for options and volatility trading information. In addition to providing a comprehensive overview of the company, products and services, the website offers investors unparalleled educational resources and trading tools.

Independent Auditors

Deloitte & Touche LLP
Chicago, IL

This annual report contains statements that may be considered forward-looking statements within the meaning of the Securities Exchange Act of 1934. See "Risk Factors" and "Forward-Looking Statements" in the accompanying Annual Report on Form 10-K. Except as otherwise indicated, the terms "the Company," "we," "us" and "our," refer to CBOE Holdings, Inc. and subsidiaries.

Design: Liska+Associates

Board of Directors

William J. Brodsky [3*]
Chairman of the Board and
Chief Executive Officer

James R. Boris [3]
Lead Director
Retired Chairman and
Chief Executive Officer
EVEREN Securities, Inc.

Mark F. Duffy [3, 4]
Managing Member
Cornerstone Trading, LLC

Frank E. English, Jr. [4]
Senior Advisor
W.W. Grainger, Inc.
Former Vice Chairman,
Investment Banking
Morgan Stanley

Janet P. Froetscher [2, 3, 5*]
President and
Chief Executive Officer
National Safety Council

Jill R. Goodman [1]
Managing Director and Head,
Special Committee and Fiduciary
Practice—U.S.
Rothschild

Paul Kepes [2, 5]
Managing Director
Chicago Trading Company

Duane R. Kullberg [1, 3, 4*]
Former Chief Executive Officer,
1980–1989
Arthur Andersen & Co., S.C.

Benjamin R. Londergan [4, 5]
Chief Executive Officer
Group One Trading, LP

R. Eden Martin [1*, 3, 4]
Of Counsel
Sidley Austin LLP

Roderick A. Palmore [1]
Executive Vice President, General
Counsel and Chief Compliance and
Risk Management Officer
General Mills

Susan M. Phillips [3, 5]
Former Governor
Federal Reserve Board
Former Chairman
Commodity Futures Trading
Commission
Former Dean
School of Business and
Public Management
The George Washington University

Samuel K. Skinner [2]
Of Counsel
Greenberg Traurig, LLP
Former Chief of Staff and Former
U.S. Secretary of Transportation
Under President George H.W. Bush

Carole E. Stone [1, 4]
Former Director
New York State
Division of the Budget

Eugene S. Sunshine [2*, 3, 5]
Senior Vice President,
Business and Finance
Northwestern University

Board Committees
[1] Audit
[2] Compensation
[3] Executive
[4] Finance and Strategy
[5] Nominating and Governance
[*] Denotes committee chair

Leadership Team

Senior Management
William J. Brodsky
Chairman and
Chief Executive Officer

Edward T. Tilly
President and
Chief Operating Officer

Alan J. Dean
Executive Vice President and
Chief Financial Officer

Richard G. DuFour
Executive Vice President
Corporate Planning and
Development

Joanne Moffic-Silver
Executive Vice President,
General Counsel and
Corporate Secretary

Gerald T. O'Connell
Executive Vice President and
Chief Information Officer

Edward L. Provost
Executive Vice President and
Chief Business Development Officer

Philip M. Slocum
Executive Vice President and
Special Advisor to the Chairman/
CEO

Timothy H. Thompson
Senior Vice President and
Chief Regulatory Officer

Officers
Alexandra M. Albright
Chief Compliance Officer

Thomas A. Brady
Vice President
Member Trading Services

Lawrence J. Bresnahan
Vice President
Member Firm Regulation

Karen N. Christiansen
Vice President and
CFE Chief Regulatory Officer

Paul Ciciora
Vice President
Systems Infrastructure

Cynthia H. Elsener
Vice President
Marketing and Educational Services

Angelo Evangelou
Associate General Counsel

Eric Frait
Vice President
Business Analysis

Todd D. Furney
Vice President
Systems Security

David B. Gray
Vice President
Head of NY Office

Gregory Hoogasian
Vice President and
Deputy Chief Regulatory Officer

Carol E. Kennedy
Chief Branding Officer and
Vice President
Corporate Communications

Thomas P. Knorring
Vice President
Market Data Sales

Deborah L. Koopman
Vice President
Investor Relations

Joseph Levin
Vice President
Research and Product Development

Andrew B. Lowenthal
Vice President
Business Development

James F. Lubin
Senior Managing Director
CBOE Futures Exchange

Michael Mollet
Managing Director
CBOE Futures Exchange

Anthony J. Montesano
Vice President
Trading Systems Development

Matthew T. Moran
Vice President
Institutional Marketing

Mark S. Novak
Vice President and
Chief Technology Officer
Systems Development

LuAnn O'Shea
Vice President
Facilities

Donald R. Patton
Vice President and Controller
Accounting

Debra L. Peters
Vice President
The Options Institute

Roberta J. Piwnicki
Vice President
Systems Development

Arthur B. Reinstein
Deputy General Counsel

David S. Reynolds
Vice President and
Chief Accounting Officer

James P. Roche
Vice President
Market Data Services

Bradley W. Samuels
Vice President
Systems Development

Curt A. Schumacher
Vice President and
Chief Technology Officer
Operations

J. Patrick Sexton
Associate General Counsel

Patricia A. Sizemore
Vice President
Regulatory Services

Eileen Smith
Vice President
Systems Planning

Maureen T. Smith
Vice President
Corporate Project Management

William M. Speth
Vice President
Research

Paul B. Stephens
Vice President
Institutional Marketing and Sales

Michael J. Todd
Vice President
Systems Operations

Michael Todorofsky
Vice President
Market Operations

Michael E. Trees
Vice President
Trading Systems Development

Margaret E. Williams
Vice President and
Deputy Chief Regulatory Officer

Kerry D. Winters
Vice President
Market Operations

Deborah Woods
Vice President
Human Resources

CBOE HOLDINGS℠ EXECUTE SUCCESS℠

400 South LaSalle Street
Chicago, Illinois 60605
312.786.5600

www.cboe.com

EXHIBIT J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd-lot dealer, etc.).**

C2 certifies that the information required in this Exhibit J is kept up to date and is available to the Commission and the public upon request.

EXHIBIT K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**

2. **Title or Status;**

3. **Date title or status was acquired;**

4. **Approximate ownership interest; and**

5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

1. CBOE Holdings, Inc.
2. Delaware Corporation
3. June 18, 2010
4. 100%
5. CBOE Holdings, Inc. has control as that term is defined in the instructions of this form.

Form 1, 2013 Amendment
C2 Options Exchange, Incorporated
June 25, 2013

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. **Name,**
2. **Date of election to membership or acceptance as a participant, subscriber or other user,**
3. **Principal business address and telephone number,**
4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),**
5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and**
6. **The class of membership, participation or subscription or other access.**

C2 certifies that the information required in this Exhibit M is kept up to date and is available to the Commission and the public upon request.

EXHIBIT N

Exhibit Request:

Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**
2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**
3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**
4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

C2 certifies that the information required in this Exhibit N is kept up to date and is available to the Commission and the public upon request.